UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-14930

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

This Report on Form 6-K with respect to our interim results for the six-month period ended June 30, 2023 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (File No. 333-253632).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

Opening up a world of opportunity

Our ambition is to be the preferred
international financial partner for our clients.
Our purpose, ambition and values reflect our
strategy and support our focus on execution.

> Read more on our values on page 4 of our Annual Report and Accounts 2022.
> Read more on our strategy on page 7.

Contents

Overview

1a	Cautionary statement regarding forward-looking statements
1b	Alternative performance measure for Insurance manufacturing value of new business
1b	Certain defined terms
2	Highlights
4	Group Chief Executive’s review
7	Our strategy
10	ESG overview
11	Financial overview
17	Global businesses
25	Risk overview

Interim management report

28	Financial summary
39	Global businesses
49	Legal entities
57	Reconciliation of alternative performance measures
61	Risk
61	– Key developments in the first half of 2023
61	– Areas of special interest

64	– Credit risk
93	– Treasury risk
103	– Market risk
104	– Insurance manufacturing operations risk

Interim condensed financial statements

106	Interim condensed financial statements
113	Notes on the interim condensed financial statements

Additional information

139	Shareholder information
148	Abbreviations

Our global businesses
We serve customers through three global businesses. On pages 17 to 24 we provide an overview of our performance in the first half of 2023 for each of the global businesses, as well as our Corporate Centre.
Wealth and Personal Banking (’WPB’)
We help millions of our customers look after their day-to-day finances and manage, protect and grow their wealth.
Commercial Banking (‘CMB’)
Our global reach and expertise help domestic and international businesses around the world unlock their potential.
Global Banking and Markets (’GBM’)
We provide a comprehensive range of financial services and products to corporates, governments and institutions.

A reminder
The currency we report in is US dollars.
Constant currency performance
We supplement our IFRSs figures with non-IFRSs measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures are highlighted with the following symbol: <>
> Further explanation may be found on page 13.
None of the websites referred to in this Interim Report on Form 6-K for the half-year ended June 30, 2023 (the ‘Form 6-K’), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 6-K.
Cover image: Opening up a world of opportunity
Our cover features Stitt, one of HSBC’s two bronze lions. Touching the lion’s paw was said to bring good luck, and that tradition continues today. The lions, Stephen and Stitt, designed by British sculptor Henry Poole, were commissioned to celebrate the opening of the newly-rebuilt HSBC building on the Bund in Shanghai in 1923. Stephen and Stitt represent the strength and endurance that is part of our heritage. Loyal and proud, they stand guard outside our offices in Hong Kong, London and Shanghai, and symbolise good fortune and stability.

Overview

Cautionary statement regarding forward-looking statements
This Form 6-K contains certain forward-looking statements with respect to HSBC’s: financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and ESG targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.
These include, but are not limited to:
–changes in general economic conditions in the markets in which we operate, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Russia-Ukraine war); the Russia-Ukraine war and its impact on global economies and the markets where HSBC operates, which could have a material adverse effect on (among other things) our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Russia-Ukraine war and inflationary pressures);
– potential changes in HSBC’s dividend policy; changes and volatility in foreign exchange rates and interest rates levels, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the Russia-Ukraine war (including the continuation and escalation thereof) and the related imposition of sanctions and trade restrictions, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations, diplomatic tensions, including between China and the US, the UK, the EU, India and other countries, and developments in Hong Kong and Taiwan, alongside other potential areas of tension, which may adversely affect HSBC by creating regulatory, reputational and market risks; the efficacy of government, customer and HSBC’s actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact HSBC both directly and indirectly through our customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the discontinuation of certain key Ibors and the development of near risk-free benchmark rates, as well as the transition of legacy Ibor contracts to near risk-free benchmark rates, which continues to expose HSBC to execution risks, including in relation to the effectiveness of its Ibor remediation strategy, and increases some financial and non-financial risks; and price competition in the market segments we serve;
–changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the impact of the Russia-Ukraine war on inflation); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU, which continues to be characterised by uncertainty and political disagreement, particularly with respect to the regulation of financial services, despite the signing of the Trade and Cooperation Agreement between the UK and the EU; changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and
–factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG targets, commitments and ambitions (including with respect to the commitments set forth in our thermal coal phase-out policy and our energy policy and our targets to reduce our on-balance sheet financed emissions in eight high-emitting sectors), which may result in our failure to achieve any of the expected benefits of our strategic priorities; model limitations or failure, including, without limitation, the impact that high inflationary pressures and rising interest rates have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use

1a	HSBC Holdings plc

Overview

compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in our reporting frameworks and accounting standards, which have had and may continue to have a material impact on the way we prepare our financial statements; our success in adequately integrating SVB UK into our CMB business; changes in our ability to manage third-party, fraud and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and diverse and skilled personnel; and changes in our ability to develop sustainable finance and climate-related products consistent with the evolving expectations of our regulators, and our capacity to measure the climate impact from our financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our climate ambition, our targets to reduce financed emissions in our high-emitting sectors portfolio and the commitments set forth in our thermal coal phase-out policy and our energy policy, and increase the risk of greenwashing.
Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Areas of Special Interest’ on pages 61 to 63 of this Form 6-K.
Additional detailed information concerning important factors, including but not limited to ESG-related factors, that could cause actual results to differ materially from those anticipated or implied in any forward-looking statement in this Interim Report 2023 is available in our Annual Report and Accounts for the fiscal year ended 31 December 2022 which was filed with the SEC on Form 20-F on 22 February 2023.

Alternative performance measure for Insurance manufacturing value of new business
In addition to IFRS Accounting Standards based results, HSBC also discloses Insurance manufacturing value of new business (‘Insurance Manufacturing VNB’) as an alternative performance measure within its filings to the London Stock Exchange and Hong Kong Stock Exchange. This measure provides information about value generation from new business sold during the period.
Insurance Manufacturing VNB is calculated as the sum of the IFRS 17 new business CSM and loss component adjusted for:
–a full attribution of expenses incurred within our manufacturing operations. In contrast, IFRS 17 considers only directly attributable acquisition expenses within the new business CSM measurement; and
–incorporating long-term asset spreads expected to be generated over the contract term. Under IFRS 17, new business CSM is in contrast calculated on a risk neutral basis.
Insurance Manufacturing VNB is measured before tax and after inclusion of the impact of reinsurance.

Certain defined terms
Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s
Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by
HSBC Holdings classified as equity. The abbreviations ‘$m’, ‘$bn’ and ‘$tn’ represent millions, billions (thousands of millions) and trillions of US dollars, respectively.

HSBC Holdings plc	1b

Performance in 1H23

HSBC is one of the world’s leading
international banks.
We have a clear strategy to deliver revenue
and profit growth, enhance customer service
and improve returns to shareholders.

Delivery against our financial targets
In assessing the Group’s financial performance, we use a range of financial measures that focus on the delivery of sustainable returns for our shareholders and maintaining our financial strength.
> For our financial targets, we define medium term as three to four years and long term as five to six years, commencing 1 January 2020.
> Further explanation of performance against Group financial targets can be found on page 11.
Return on average tangible equity (annualised) <>
22.4%
Revised target: Mid-teens for 2023 and 2024, excluding the impact of material acquisitions and disposals.
(Updated from ≥12% from 2023 onwards.)
(1H22: 10.6%)

Target basis operating expenses growth compared with 1H22 <>
4.3%
Target: Growth of approximately 3% compared with 2022. This measure excludes from constant currency operating expenses: notable items, the impact of retranslating the results of hyperinflationary economies at constant currency and the impact of our acquisition of SVB UK and the related investments internationally.

Common equity tier 1 capital ratio
14.7%
Target: >14%, managing in the range of 14% to 14.5% in the medium term; and manage the range down further long term.
(31 December 2022: 14.2%)

Second interim dividend per ordinary share for 1H23
$0.10
Target: Dividend payout ratio of 50% for 2023 and 2024, excluding material notable items.

Strategic performance indicators
Our strategy supports our ambition of being the preferred international financial partner for our clients.
We are committed to building a business for the long term, developing relationships that last.

> Read more on our strategic progress on page 7.
> Read more on our approach to environmental, social and governance matters on page 10.

Commercial Banking net fee income
$2.0bn
Growth of 2% compared with 1H22.

Net new invested assets
$34bn
Generated in 1H23, of which $27bn were in Asia.

Gender diversity
33.6%
Women in senior leadership roles.
(31 December 2022: 33.3%)

Sustainable finance and investment
$255.7bn
Cumulative total provided and facilitated since January 2020.
(31 December 2022: $210.7bn)

HSBC Holdings plc	1

Overview

Highlights

Financial performance reflected the impact of global interest rate rises on revenue and strong cost and balance sheet discipline. Our strategic approach has now changed from transformation to value creation.

Financial performance (1H23 vs 1H22)
–Profit before tax rose by $12.9bn to $21.7bn. This included a $2.1bn reversal of an impairment relating to the planned sale of our retail banking operations in France and a provisional gain of $1.5bn on the acquisition of Silicon Valley Bank UK Limited (‘SVB UK‘). On a constant currency basis, profit before tax increased by $13.3bn to $21.7bn. Reported profit after tax increased by $9.1bn to $18.1bn.
–Revenue increased by $12.3bn to $36.9bn. The increase was driven by higher net interest income in all of our global businesses due to interest rate rises. It also included the impacts related to the planned sale in France and the acquisition in the UK. On a constant currency basis, revenue rose by $13.2bn to $36.9bn.
–Net interest margin (‘NIM’) of 1.70% increased by 46 basis points (‘bps‘).
–Expected credit losses and other credit impairment charges (‘ECL‘) of $1.3bn reflected a more stable outlook in most markets, although inflationary pressures remain. The 1H23 charge included $0.3bn relating to the commercial real estate sector in mainland China and charges in Commercial Banking (‘CMB’) in the UK. The 1H22 charge of $1.1bn reflected heightened economic uncertainty, mainly due to the Russia-Ukraine war and inflationary pressures, and also included $0.3bn relating to the commercial real estate sector in mainland China, partly offset by releases of Covid-19-related allowances.
–Operating expenses of $15.5bn were $0.7bn or 4% lower than in 1H22, primarily due to lower restructuring and other related costs following the completion of our cost-saving programme at the end of 2022 and from a $0.2bn impact from a reversal of historical asset impairments. This was partly offset by higher technology costs, an increase in performance-related pay, severance of $0.2bn in 1H23 and the effects of rising inflation. Target basis operating expenses rose by 4.3%.
–Customer lending balances increased by $36bn since 31 December 2022. On a constant currency basis, lending balances grew by $23bn, mainly due to the reclassification of balances associated with our retail banking operations in France from held for sale during the period, and $7bn of additional balances following our acquisition of SVB UK during 1Q23. These were partly offset by the reclassification of our business in Oman as held for sale, which resulted in a $3bn reduction. Excluding these factors, customer lending fell, reflecting weaker customer demand for wholesale lending, notably in Hong Kong and Europe.
–Customer accounts increased by $25bn since 31 December 2022. On a constant currency basis, customer accounts increased by $3bn, mainly due to the reclassification of balances associated with our retail banking operations in France from held for sale during the period. In addition, our acquisition of SVB UK resulted in growth of $7bn, and in 1H23, we reclassified our business in Oman as held for sale, resulting in a $5bn reduction. Excluding these factors, deposits fell, reflecting reductions in Wealth and Personal Banking (‘WPB‘) and CMB in HSBC UK, as well as in Global Banking and Markets (‘GBM‘).
–Annualised return on average tangible equity (‘RoTE’) of 22.4% compared with 10.6% in 1H22. Excluding the annualised impacts related to the planned sale in France and the acquisition in the UK, annualised RoTE was 18.5%.
–Common equity tier 1 (‘CET1’) capital ratio of 14.7% increased by 0.5 percentage points compared with 4Q22, which was driven by capital generation net of the dividend accrual, and included an approximately 0.3 percentage point impact from the reversal of an impairment on the planned sale of our retail banking operations in France and the provisional gain on the acquisition of SVB UK. This was partly offset by increased risk-weighted assets (‘RWAs’) and the impact of the share buy-back announced with our 1Q23 results in May 2023.
–The Board has approved a second interim dividend of $0.10 per share. We also intend to initiate a further share buy-back of up to $2bn, which we expect to commence shortly and complete within three months.
–From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts‘, which replaced IFRS 4 ‘Insurance Contracts‘. Comparative data have been restated. For further details of our adoption of IFRS 17, see page 28.

Financial performance (2Q23 vs 2Q22)
–Reported profit before tax increased by $4.1bn to $8.8bn.
–Revenue rose by $4.5bn to $16.7bn, with growth across all of our global businesses, primarily reflecting interest rate rises. There were good performances in insurance in WPB and in Debt Capital Markets in GBM, which offset reductions in Global Foreign Exchange and Equities.
–NIM of 1.72% increased by 3bps, compared with 1Q23.
–ECL of $0.9bn increased by $0.5bn. ECL in 2Q23 included $0.3bn of charges in the commercial real estate sector in mainland China, and $0.3bn in the UK, mainly in CMB.
–Operating expenses of $7.9bn fell by $0.1bn. This was driven by lower restructuring and other related costs following the completion of our cost-saving programme at the end of 2022 and the reversal of historical asset impairments. This reduction was partly offset by $0.2bn of severance costs incurred in 2Q23, as well as higher technology spend, an increase in our performance-related pay accrual and the effects of rising inflation.
–Customer lending decreased by $9bn compared with 31 March 2023, which included a reduction of $3bn related to a reclassification of our business in Oman to held for sale. The remaining reduction was mainly in GBM in HSBC Bank plc, reflecting client deleveraging and weaker demand as interest rates rose.
–Customer accounts decreased by $18bn compared with 31 March 2023, which included a reduction of $5bn related to the reclassification of our business in Oman to held for sale. The remaining reduction was in GBM in Europe, as corporate customers used deposits to pay down their loans, and in HSBC UK, reflecting higher cost of living and competitive pressures.

2	HSBC Holdings plc

Highlights

Outlook
–Our strategy has enabled us to further strengthen our balance sheet, providing us with a good platform for growth in the current interest rate cycle, while maintaining cost discipline. This has given us the confidence to revise our returns guidance for 2023 and 2024. Based on the current path implied by the market for global policy rates, we are now targeting a RoTE in the mid-teens for 2023 and 2024, which excludes the impact of material acquisitions and disposals.

–Given the current market consensus for global central bank rates, we have raised our 2023 full-year guidance for net interest income to above $35bn. While the interest rate outlook remains positive, we expect continued migration to term deposits as short-term interest rates rise.

–We continue to expect ECL charges of around 40bps of average gross loans in 2023 (including lending balances transferred to held for sale). There remains a degree of uncertainty in the forward economic outlook, particularly in the UK, and we are monitoring risks related to our exposures in mainland China’s commercial real estate sector. Over the medium to long term, we continue to use a range of 30bps to 40bps of average loans for planning our ECL charges.

–We remain highly focused on maintaining cost discipline. We continue to target operating expense growth of approximately 3% for 2023, excluding the impact of foreign currency translation differences, notable items and the impact of retranslating the 2022 results of hyperinflationary economies at constant currency. Our target also excludes the impact of our acquisition of SVB UK, and the related investments internationally, which are expected to add approximately 1% to the Group‘s operating expenses. In 2Q23, we incurred severance costs of $0.2bn, with the benefits expected to be realised towards the end of 2023 and into 2024.

–We intend to manage the CET1 ratio within our medium term target range of 14% to 14.5%, and we aim to manage this range down in the long term. In addition, our dividend payout ratio is 50% for 2023 and 2024, excluding material notable items. We have announced a second interim dividend of $0.10 per share and intend to initiate a further share buy-back of up to $2bn, which we expect to commence shortly and complete within three months. Further buy-backs for 2023 and beyond will be subject to appropriate capital levels.

Strategic progress
–In March 2023, we acquired SVB UK. This acquisition strengthens our CMB franchise and enhances our ability to serve innovative and fast-growing firms in the technology and life science sectors in the UK, and internationally. In June 2023, we launched HSBC Innovation Banking, which includes SVB UK together with newly formed teams in the US, Hong Kong and Israel. This newly formed proposition will deliver a globally connected, specialised banking proposition to support innovation businesses and their investors.
–During 1Q23, the significant interest rate rises in France resulted in the completion of the planned sale of our retail operations in France becoming less certain, as the capital required to be held by the buyer at completion of the transaction will increase significantly. As a result we were required to change the accounting classification of our retail banking operations in France to no longer be classified as held for sale. In June, we agreed new terms for the sale of these operations that will involve HSBC retaining a portfolio of home and other loans. The transaction remains subject to information and consultation processes with respective works councils and regulatory approvals, and the parties aim to complete on 1 January 2024. An estimated pre-tax loss of up to $2.2bn is expected to be recognised in the second half of 2023 upon reclassification to held for sale.
–The plan to sell our banking business in Canada remains a key priority, as we reshape the organisation to focus on our international customer base. The transaction is now expected to complete in the first quarter of 2024, subject to regulatory and governmental approval, and we continue to classify these operations as held for sale.
–We remain committed to consider the payment of a special dividend of $0.21 per share as a priority use of the proceeds from the sale of our banking business in Canada in the first half of 2024. The remaining proceeds will accrue into CET1 capital in consideration for organic growth and investment, and we intend to use any excess capital to supplement share buy-backs.
–We remain focused on investing and growing in our areas of strength, and we have continued to make progress in executing our Wealth strategy, notably in Asia. We attracted net new invested assets of $34bn in the first half of 2023, of which $27bn was from Asia.

ESG highlights
Transition to net zero
–Our net zero transition plan, which we expect to publish later this year, will bring together our strategic approach to net zero, our science-based targets for financed emissions and our operations, and details on how we plan to embed climate considerations into our business processes, policies, risk management and governance. We intend to report annually on our implementation progress in our Annual Report and Accounts.
–In the second half of 2023, we expect to complete assessments of transition plans for remaining customers in scope of our thermal coal phase-out policy. We also expect to complete assessments for major oil and gas, and power and utilities customers globally, as well as other customers in EU and OECD markets in scope of our updated energy policy.
–As part of our ambition to support our customers in their transition to net zero and a sustainable future, we aim to provide and facilitate $750bn to $1tn of sustainable finance and investments by 2030. In 1H23, we provided and facilitated $45bn of sustainable finance and investments, bringing our cumulative amount since 1 January 2020 to $255.7bn.

Build inclusion and resilience
–We have continued to focus on building a workplace for our colleagues that is fit for the future and provides teams with the flexibility and resources to deliver for our customers. More of our colleagues are working in a hybrid way than in 1H22, and in the 2022 Snapshot survey, 71% of colleagues said they have everything they needed to feel equipped for success at work. Flexible working practices are also helping us to attract and retain talented employees, with one-third of new joiners saying it influenced their decision to join HSBC.
–Developing the skills of colleagues plays a pivotal role in achieving our strategic goals and growth ambitions. We have continued to focus on programmes critical to our strategy such as those in wealth, sustainability, and leadership development.

HSBC Holdings plc	3

Overview

Group Chief Executive’s review

Noel Quinn Group Chief Executive
We have repositioned HSBC over the last three and a half years to enable it to reach its true potential.

Return on average tangible equity
(annualised) <>
22.4%
(1H22: 10.6%)

Constant currency revenue <>
$36.9bn
(1H22: $23.6bn)
By the time we completed the first phase of our strategy at the end of 2022, the changes we had made were delivering an improved financial performance. Six months into 2023, our financial performance has continued to improve, aided by the interest rate environment. As we move further into the next phase of our strategy focused on value creation, I am optimistic about our ability to continue to deliver strong returns for our investors.

Our purpose of ‘opening up a world of opportunity’ underpins everything we do for our customers, colleagues and the communities we serve. In the first half of 2023, we continued to deliver on that promise by launching new products and services, and developing our capabilities to meet the international needs of our diverse customer base. From the new international proposition for Wealth and Personal Banking customers launched in March and the continued development of our Global Money and Global Wallet products, to the digitisation of international account opening and the globally connected HSBC Innovation Banking business launched in June, there are many examples of how my colleagues are truly living our purpose.

Many of these achievements contributed to our strong first-half performance, as we saw continued good revenue growth across all our global businesses, supported by higher interest rates. We delivered a strong annualised return on tangible equity of 22.4%, including the reversal of an impairment relating to the planned sale of our retail banking operations in France and a provisional gain on the acquisition of SVB UK, both of which were reported in the first quarter. Excluding them, we achieved an annualised return on tangible equity of 18.5%. Our strategy is working. The Board, my colleagues and our shareholders are all focused on the shared objectives of supporting our customers, driving stronger performance and creating more value for our investors.
The biggest challenge we all face remains the uncertainty within the external environment. High inflation remains a significant concern for many of our customers. Even though headline inflation rates are now falling in most countries, they remain persistently high in some markets. In the UK, we have seen limited signs of stress in the mortgage book, although we are acutely aware of the day-to-day financial challenges that some of our customers face. With more mortgage customers due to roll off fixed-term deals in the next six months, and further rate rises expected, tougher times are ahead. We will continue to communicate regularly with our customers, listen to their concerns, seek to offer them help should they want it and ensure they are aware of the range of products available to them.
Across the global economy, growth remains uneven. China’s reopening at the start of the year lifted both its economy and the prospects for global GDP growth in 2023, although weaker recent data underlines that its recovery may be slower than previously expected. Other parts of Asia, such as India and the ASEAN region, are growing robustly, as is the Middle East.

From transformation to value creation
At the end of 2022, we completed the first phase of our strategy. As a result of the work done to transform HSBC, including to reposition our portfolio, create broad-based profit generation, maintain strong cost discipline and introduce a sustainable dividend, we built a strong platform for growth. This work helped to put HSBC on track to achieve a return on tangible equity of 12%+ in 2023.

4	HSBC Holdings plc

Group Chief Executive’s review

“As we move further into the next phase of our strategy focused on value creation, I am optimistic about our ability to continue to deliver strong returns for our investors.“

In the first half of 2023, our strategic approach has changed from transformation to value creation. While there have been – and will continue to be – opportunities to further simplify HSBC, we have shifted our focus to driving growth, while maintaining strong returns.
First, we have further leveraged our international connectivity. Our ability to connect the world’s major trading and investment blocs has always been, and remains, our greatest strength. In the first-half, our wholesale cross-border client business increased by around 50%, with growth across all regions, due mainly to rising interest rates. In Wealth and Personal Banking, we now have 6.3 million international customers, which is up 8% on the same period last year. There was also strong revenue growth in global transaction banking, which was up by 63%. Within global transaction banking, there were good performances in Foreign Exchange and in Global Payments Solutions, due to higher rates. Trade was slightly down in line with global trade volumes, although HSBC was recently named ‘Best Bank for Trade Finance’ by Euromoney for the second year in a row, while also being named ‘Best Bank in Asia’.
Second, we made further progress towards the redeployment of capital from less strategic or low-connectivity businesses into high-growth international opportunities. We are pleased to have agreed revised terms for the sale of our French retail banking operations, which we now expect to complete in early 2024. The sale of our banking operations in Canada also remains on track to complete in early 2024. We have also completed the disposal of our Greek business, and announced the planned exit of Russia, a change to the nature of our presence in Oman, and the wind-down of Wealth and Personal Banking in New Zealand.
At the same time, we are investing in growth in a strategic and targeted way. We have invested further in our Wealth business in Asia. We now have a total of 1,400 digitally enabled wealth planners in our Pinnacle business in mainland China, while we launched Global Private Banking in India in July. In June, following our acquisition of SVB UK, we also launched a new strengthened, globally connected proposition – HSBC Innovation Banking. Through it, we are building similar businesses to the former SVB UK in the US, Hong Kong and Israel, and using our international network and balance sheet strength to offer new opportunities to expand globally to our clients in the technology and life sciences sectors.

Third, we are working to diversify our revenue. A key strategic priority has been to grow fee income by investing in our Wealth business, especially in Asia. We saw the continuing benefit of this in the first-half as we grew net new invested assets by $34bn, of which $27bn were in Asia. Fee income in Commercial Banking, which is another priority area, was also up in the first-half by 6%, while collaboration revenue from referrals between our global businesses also increased by 5%.
Fourth, we have maintained tight cost discipline. Costs of $15.5bn in the first-half were $0.7bn or 4% lower than the same period last year, primarily due to lower restructuring costs following the end of our cost-saving programme at the end of 2022. On the basis of our target to limit cost growth to around 3% in 2023, operating expenses increased by 4% in the first-half, including the expected severance costs booked in the second quarter. We remain committed to disciplined cost management.
Fifth, we have reinvested cost savings in technology. Spending on technology increased by 12.8% in the first-half, and now accounts for almost a quarter of total operating expenses. Delivering faster services, reducing friction and offering more competitive products has been critical to improving the customer experience. For example, we have now migrated over 26,000 business customers in Hong Kong and the UK to our next generation digital trade platform, which is enabling us to future-proof a market-leading business.
Investing in technology is also key to enhancing our capabilities and building the bank of the future. We now have a range of ‘test and learn’ use cases for generative AI across HSBC, and are in the process of scaling those up. Last month, HSBC became the first bank to join BT’s and Toshiba’s quantum-secured metro network employing quantum technology for secure transmission of data, which will enable us to evaluate how best to use this technology against future cyber threats. We are also pleased to be working with the Hong Kong Monetary Authority on two pilots to test the e-HKD in a new payments ecosystem and to trial tokenised deposits.

HSBC Holdings plc	5

Overview I Group Chief Executive’s review

Future growth levers
In the first half of 2023, we continued to build new sources of value creation.
We brought in
$34bn
of net new invested assets in Wealth.

We provided and facilitated
$45bn
of sustainable finance and investment in 1H23.

Finally, we continued to build on our position as an enabler of the net zero transition by supporting our customers’ transition plans. In the first-half, we provided and facilitated $45bn of sustainable finance and investments, which consisted of capital markets financing and lending to clients as we continued to work closely with them on their transitions. This included a number of key deals in Asia and the Middle East. We have also continued to help unlock new climate solutions, including through our Climate Tech Venture Capital strategy. HSBC was named ‘Best Bank for Sustainable Finance in Asia’ by Euromoney for the sixth consecutive year.
Translating into strong financial performance
Our strong first-half featured good broad-based profit generation around the world. There was also higher revenue in our global businesses driven by strong net interest income, supported by continued tight cost control. We achieved an annualised return on tangible equity of 22.4%, or 18.5% excluding the two material notable items reported with our first quarter results.
Profit before tax for the first half of 2023 was $21.7bn, which was an increase of $12.9bn on the first half of 2022. This included a $2.1bn reversal of an impairment relating to the planned sale of our retail banking operations in France and a provisional gain of $1.5bn on the acquisition of SVB UK. Profit after tax increased by $9.1bn to $18.1bn.
Revenue increased by $12.3bn to $36.9bn, driven mainly by higher net interest income in all three global businesses due to interest rate rises. It also included gains related to the two aforementioned transactions in the first quarter.
Expected credit losses and other credit impairment charges were $1.3bn, which was a $0.3bn increase on the first half of 2022.
Our CET1 ratio at the end of the first-half was 14.7%. We have announced a second interim dividend of $0.10 per share, further to the $0.10 per share dividend already paid in respect of the first quarter. We are also announcing a second share buy-back of up to $2bn. We continue to expect to have substantial distribution capacity going forward.

Our strong performance in the first half of 2023 and our continued strategic progress mean that we now expect to achieve a return on tangible equity in the mid-teens for 2023 and 2024.
Thank you to my colleagues
Over the last six months, I had the opportunity to spend time with colleagues in France, Hong Kong, mainland China, Mexico, Saudi Arabia, the United Arab Emirates and the UK. I have been constantly impressed by their commitment, dedication and tireless efforts to support our customers – all of which are evident in our many achievements. I am especially grateful to those colleagues who have faced serious challenges so far this year, including the earthquakes in Türkiye in February and, of course, the ongoing cost of living crisis in many markets.
Overall, we have delivered a strong first-half performance and are confident of delivering our revised return on tangible equity target for 2023 and 2024. I am also pleased that we can reward our shareholders with strong capital returns, with substantial further distribution capacity still expected ahead.
There is still much work to do, especially given the many challenges in the global economy, but I am confident about our future as we move further into the next phase of our strategy and focus on opportunities to drive value creation, diversify our revenue and retain tight cost control.

Noel Quinn
Group Chief Executive
1 August 2023

6	HSBC Holdings plc

Our strategy

Our strategy
We are implementing our strategy across the four strategic pillars aligned to our purpose, values and ambition.

Our strategy remains anchored around our four strategic pillars, aligned to our purpose, values and ambition, which are:
–focus on our areas of strength;
–digitise at scale to adapt our operating model for the future;
–energise our organisation for growth; and
–support the transition to a net zero global economy.

In our Annual Report and Accounts 2022, we shared our progress in our transformation journey, which has resulted in improved financial performance and a strong foundation as we look ahead.
Our strong first-half featured broad-based profit generation around the world. There was also higher revenue across our global businesses supported by strong net interest income.
We achieved an annualised return on tangible equity of 22.4%, or 18.5% excluding the annualised impacts related to the planned sale in France and the acquisition in the UK. In our global businesses, Wealth and Personal Banking (’WPB’) revenue was up 61% on a constant currency basis, Commercial Banking (’CMB’) up 73% and Global Banking and Markets (’GBM’) up 14%.

Focus on our strengths
Across the Group, three cross-cutting themes – international connectivity, capital deployment and cost discipline – underpin our strategy upon which our global businesses execute.
Cross-cutting themes
International connectivity
Our strength in international connectivity, including taking advantage of our deep liquidity pools in the UK and Hong Kong, remains our key differentiator. In each of our global businesses, international connectivity is core to who we serve. In our wholesale business, driven mainly by interest rates, cross-border client business increased to approximately $7bn in 1H23, compared with approximately $5bn in 1H22. In addition, across wholesale transaction banking, a cornerstone of our international connectivity, revenue grew by 63%, similarly due to interest rates. Within WPB, international clients remain our most attractive client base, with an average customer providing over double the revenue compared with a domestic customer. In 1H23, we grew our international WPB client base to 6.3 million from 5.8 million customers in 1H22, with new-to-bank international customers increasing by 34%.
Capital deployment
We are repositioning our portfolio by exiting unprofitable, sub-scale or less internationally connected portfolios and investing in growth opportunities. The planned sale of our banking business in Canada, and of our retail banking operations in France, as well as the planned exits of our operations in Russia, and wind-down of our WPB business in New Zealand are all in process. We have also completed the disposal of our branch operations in Greece. In Oman, we are changing the nature of our presence, with the planned merger of our business underway with plans to establish a new branch in its place subject to regulatory approvals.
From an acquisition perspective, we acquired SVB UK in March 2023. This acquisition strengthens our CMB franchise and enhances our ability to serve innovative and fast-growing firms in the technology and life science sectors in the UK, and internationally. We have made significant progress since then, launching HSBC Innovation Banking – a stand-alone entity supported by dedicated bankers across the UK, the US, Israel and Hong Kong, with the purpose of bridging people, products and propositions across the bank.
Within our Asian Wealth business, Pinnacle now has approximately 1,400 personal wealth planners digitally enabled, and has witnessed a positive momentum in business growth in 2Q23. In India, we launched Global Private Banking in July 2023 to serve high net worth and ultra high net worth customers onshore. We have also continued to diversify our business with more than 35% of net new invested assets in Asia originating outside Hong Kong.
Cost discipline
We remain committed to disciplined cost management. Costs of $15.5bn in 1H23 were $0.7bn or 4% lower than the same period last year, primarily due to lower restructuring costs following the end of our cost to achieve programme at the end of 2022. On a 2023 target basis, the Group’s operating expense increased by 4.3% in 1H23, including severance costs which accounted for 1.4%.
We continue to use cost savings to increase investment in our efforts to further digitise HSBC. Our spending on technology increased by 12.8% in 1H23 on a target basis, and now accounts for 23% of total operating expenses.

International customers in WPB 6.3m Up 8% since 1H22.
Cross-border wholesale client business c.$7bn Up approximately 50% since 1H22.
Wholesale transaction banking revenue $13.5bn Up 63% since 1H22.
Technology spend +12.8% vs 1H22.

HSBC Holdings plc	7

Overview I Our Strategy

Focus on our strengths continued

In our global businesses
In each of our global businesses, we continue to focus on areas where we are strongest and have opportunities to grow. We aim to diversify revenue streams with a focus on growing Wealth, fee-income streams and collaborating across businesses.
Wealth and Personal Banking
In WPB, we continued to make progress in executing our wealth, asset management and insurance strategy. Constant currency revenue in 1H23 was $16.2bn, up 61% compared with 1H22. Personal Banking performed strongly, with 57% growth during the same period. We recorded net new invested assets of $34bn, with $27bn coming from Asia.
We continue to develop our Global Money proposition, which is now live in eight markets with over 140 features released so far this year. We also launched our faster, fees-free payments rails for Global Money transfers in Hong Kong and the US, giving customers access to cheaper, faster payments. Global Money won ’Outstanding FX Services Solution’ at The Digital Banker's Middle East and Africa Innovation Awards 2023.
Net new invested assets in Asia in 1H23
$27bn
Up 21% since 1H22.

Commercial Banking
We saw strong performance in CMB, with constant currency revenue reaching $12.2bn, a 73% increase compared with 1H22, driven by Global Payments Solutions (’GPS’). Overall fee income, a key area of our focus, rose by 6% to $2.0bn, driven by our GPS and Global Trade and Receivables Finance businesses.
Our digital propositions continue to gain traction. We have migrated over 26,000 customers in Hong Kong and the UK to our next generation trade platform, HSBC Trade Solutions, enabling the digitisation of trade and trade-as-a-service via enhanced API connectivity. Global Wallet, a digital wallet that allows customers to transact across currencies without the need of local accounts, has launched Merchant Box in Hong Kong, a one-stop digital payments solution to help e-commerce merchants manage payments across different platforms. Kinetic, our digital business account for SMEs in the UK, now has onboarded over 66,000 customers.
CMB fee income in 1H23
$2.0bn
Up 6% since 1H22.
Global Banking and Markets
We saw sustained performance in GBM, with constant currency revenue increasing by 14% compared with 1H22, reaching $8.5bn. Collaboration revenue with our other global businesses, which remains a key opportunity for us, increased by 5% to approximately $2.0bn. GBM continues to drive international connectivity across regions, with our Western clients facilitating approximately $1.4bn of client business into Asia and the Middle East, an increase of approximately 60% compared with 1H22.1
Within our Markets and Securities Services business, we launched AI Markets, a Cloud-hosted global digital service that uses natural language processing to enable institutional investors to generate bespoke financial market analytics, browse the latest market insights and access real-time and historical data. We also went live on SwapConnect, enabling clients to enter into onshore deliverable Chinese yuan interest rate swap deals settled from outside China.
Collaboration revenue between GBM and other global businesses in 1H23
c.$2.0bn
Up 5% since 1H22.

1 Client business differs from reported revenue as it relates to certain client-specific income, and excludes certain products (including Principal Investments, CMB and GBM Other and Asset Management), Group allocations, recoveries and other non-client-related and portfolio level revenue. It also excludes Hang Seng. CMB client business excludes Business Banking customers. GBM client business includes an estimation of client-specific day one trade-specific revenue from Markets and Securities Services products, which excludes ongoing mark-to-market revenue and portfolio level revenue such as hedging. Cross-border client business represents the income earned from a client’s entity domiciled in a different geography than from where the client group’s global relationship is managed.

8	HSBC Holdings plc

Our strategy

Digitise at scale
We are continuing to invest in innovative digital solutions and deploying them rapidly, delivering better banking services for our customers and improving our operational efficiency. In 1H23, approximately $3.5bn or 23% of our overall operating expenses on a target basis were dedicated to technology, up from approximately 21% in 1H22.
We are making digital banking more seamless and efficient for our customers and building digital solutions to enable international customers to take their bank with them wherever they are in the world.
As a result, more of our customers are engaging with us through digital channels. At the end of May 2023, 51% of our WPB customers were active on our mobile services, compared with 45% at the end of May 2022. A total of 48% of WPB sales were also made digitally at the end of May 2023, compared with 40% at the end of May 2022. Within CMB, 82% of our customers were digitally active at the end of May 2023, compared with 76% at the end of May 2022.

To improve our operational efficiency, we are digitising our processes and modernising our systems across the bank. We are using the power of the Cloud to process large volumes of data. Our Cloud adoption rate, which is the percentage of our technology services on the private or public Cloud, increased from 31% at the end of 1H22 to 37% at the end of 1H23.

We are embracing disruptive technologies to help enhance our services, strengthen our cybersecurity, and unlock future innovation. These include artificial intelligence (’AI’), central bank digital currencies, and quantum computing to develop and harness their potential to help reshape banking.
Our award-winning anti-money laundering AI solution is now deployed in five markets, covering over 75% of our customers. We also have a range of ‘test and learn’ use cases of generative AI, as we explore the potential of this technology.

We are participating in two digital currency pilots with the Hong Kong Monetary Authority. The first will develop a new payments ecosystem to trial the use of eHKD, with the potential to lower transaction costs and reduce fraud. The second will test tokenised deposits with Visa in Asia.
We are leading research into quantum computing for financial services. In 1H23, we became the first bank to join BT’s and Toshiba’s quantum-secured metro network, employing quantum key distribution to securely connect our headquarters to our data centre using data encryption keys.
Our aim is to deliver world-class digital banking, now and for the future.

Energise for growth
Empowering and energising our colleagues is crucial for inspiring a dynamic culture. We remained focused on creating a diverse and inclusive environment, especially in senior leadership roles. We achieved 33.6% female representation in senior leadership positions by the end of 1H23, and are on track to achieve our target of 35% by 2025.1
In 2022, we also set a Group-wide ethnicity strategy to better represent the communities we serve. We are making good progress to meet this, with 2.8% of leadership roles in the UK and US held by colleagues of Black heritage in 1H23.

We have strengthened the development programmes offered to our most senior leaders through the continuation of our Enterprise Leadership Programme and the launch of a new range of interventions designed to build the knowledge, skills and networks of our Managing Directors.
We outline how we put our purpose and values into practice in the following ‘ESG overview‘ section.

1 This data excludes Saudi Arabia due to local data restrictions and Canada due to the agreed sale of the banking business.

Transition to net zero
As part of our ambition to support our customers through the transition to net zero and to a sustainable future, we aim to provide and facilitate $750bn to $1tn of sustainable finance and investments by 2030. In 1H23, we provided and facilitated $45bn of sustainable finance and investments, bringing our cumulative amount since 1 January 2020 to $255.7bn.
We also continued to demonstrate progress towards our net zero ambition. In December 2022 we published our updated energy policy, which is now extended to the wider energy sector.
We continue to help unlock new climate solutions, focusing on supporting innovation in critical areas such as green technologies.
We are expanding the number of sectors where we plan to provide, and make progress towards, 2030 on-balance sheet financed emissions targets. These include the shipping, agriculture, commercial real estate and residential real estate sectors, and will be in addition to the carbon-intensive sectors we have already set targets for, as published in our Annual Report and Accounts 2022 in February.

Our aim to support our customers through their own journeys to transition to net zero remains a key area of focus and we continue to work towards it through the facilitation of sustainable finance and investments.
> For further details on our climate ambition, see the following ‘ESG overview’ section.

HSBC Holdings plc	9

Overview

ESG overview
We are committed to embedding strong environmental,
social and governance principles in the way we do business.

Our approach
Our approach to ESG is shaped by our purpose and values, and a desire to create sustainable long-term value for our stakeholders. As an international bank with significant breadth and scale, we understand that we can have a significant impact in helping to tackle ESG challenges and realise opportunities. We also recognise the complexity of ESG issues. Our ESG efforts are focused on the areas which align most closely to our strategy, purpose and values, and where we can help make a significant difference: the transition to net zero, building inclusion and resilience, and acting responsibly.
Transition to net zero
We continue to make progress on our net zero ambition of becoming net zero in our operations and supply chain by 2030 and aligning our financed emissions to net zero by 2050, recognising we have a significant role to play in enabling the transition to a net zero global economy.
We are expanding the number of sectors where we plan to provide, and make progress towards, 2030 on-balance sheet financed emissions targets. These include the shipping, agriculture, commercial real estate and residential real estate sectors, and will be in addition to the carbon-intensive sectors we have already set targets for, as published in our Annual Report and Accounts 2022 in February.
Our updated thermal coal exposures dating back to 31 December 2020 are expected to be made available for reporting in 2023, although this continues to be dependent on availability and quality of data. We aim to update our baseline facilitated emissions from our capital markets activities for the oil and gas, and power and utilities sectors following the publication of the Partnership for Carbon Accounting Financials (‘PCAF’) standard for capital markets, which is expected later this year.
In December 2022, we published an updated energy policy covering the broader energy system including upstream oil and gas, oil and gas power generation, hydrogen, renewables and hydropower, nuclear, biomass and energy from waste. We also updated our thermal coal phase-out policy.
For further details of our policies, see page 65 of our Annual Report and Accounts 2022. We continue to focus on the implementation of these policies through customer engagement and assessment of their transition plans.
We continue to unlock new climate solutions, focusing on supporting innovation in critical areas such as climate technologies. HSBC Asset Management’s Climate Tech Venture Capital strategy has deployed $30m of capital to date including investing in Chargetrip, a European start-up developing electric vehicle routing and range technology. In 2Q23, HSBC Asset Management launched a ‘Purpose’ share class, designed to align with the corporate social objectives of our customers. The share class focuses on addressing gender, racial and ethnic inequality in our societies.
In the first half of 2023, we undertook an analysis of the agri-food sector in Europe using the draft Taskforce on Nature-related Financial Disclosures’ (‘TNFD’) framework. We aim to use this analysis to inform the next steps in expanding our risk management framework to incorporate nature considerations.
Build inclusion and resilience
We are committed to building an inclusive workplace where the best want to work. We place a strong focus on recruiting and retaining diverse talent to better represent our communities. Data is core to this and we have enabled 91% of our colleagues to disclose their ethnicity, with 58% currently choosing to do so.
We have continued to develop the skills of our colleagues to support the achievement of our strategic priorities. Our Sustainability Academy was launched in 2022 to improve the skills of key groups of colleagues in support of our net zero ambitions. The academy has been strengthened with external partnerships with Imperial College London and the Global Association of Risk Professionals. The Accelerating Wealth Programme has continued to support our business growth ambitions in Asia, by attracting and developing individuals with transferable skills into front-line wealth management roles through an immersive re-skilling programme.

Cost of living pressures have continued to be felt around the world, and we have provided a range of resources for colleagues, including financial guidance and assistance programmes. Our 2022 reward survey showed a nine percentage-point improvement in colleagues believing they are paid fairly for the work they do. While this is encouraging progress, we continue to review our approach to performance and pay to ensure we are able to motivate colleagues in a way that is authentic to our culture and values.
We know that many of our customers around the world are also facing increasing cost of living pressures, and we are committed to helping them. We continue to proactively take steps to help prevent customers from falling into financial difficulty, and work closely with those who could benefit from additional assistance. We have developed a range of initiatives and tools designed to support financial resilience and build the financial capability of our customers.
We drive inclusion for our customers by identifying and addressing barriers to finance and financial markets. We aim to simplify the banking experience by providing tools to help customers manage their finances more easily, as well as provide education and support to help them make the most of their money. We also provide finance to our clients in a way that aims to help them improve their social outcomes. We engage with the communities we operate within through philanthropic giving, disaster relief and volunteering.
Act responsibly
Our purpose-led conduct approach guides us to do the right thing and to focus on the impact we have for our customers and the financial markets in which we operate. It is incorporated into the way we design, approve, market and manage products and services. It complements our purpose and values and, together with more formal policies and the tools we have to do our jobs, provides an enterprise-wide, outcome-focused conduct method.

10	HSBC Holdings plc

Financial overview

Financial overview
In assessing the Group’s financial performance, management uses a range of financial measures that focus on the delivery of sustainable returns for our shareholders and maintaining our financial strength.

Executive summary
Financial performance in the first half of 2023 benefited from the impact of interest rate rises while operating expenses continued to reflect ongoing cost discipline, despite inflationary pressures.
Reported profit before tax of $21.7bn increased by $12.9bn compared with 1H22. This included a $2.1bn reversal of an impairment relating to the planned sale of our retail banking operations in France, and a provisional gain of $1.5bn on the acquisition of SVB UK in March. The increase in reported profit before tax also reflected revenue growth from the impact of interest rate rises. Lower reported operating expenses mainly reflected reduced restructuring costs following the completion of our cost-saving programme at the end of 2022 and favourable foreign currency translation differences. Meanwhile ECL increased, with 1H23 including charges relating to the commercial real estate sector in mainland China and to CMB in the UK, while 1H22 benefited from releases of Covid-19-related allowances.
Our annualised return on average tangible equity (‘RoTE’) for 1H23 was 22.4%, which included the annualised impact of our provisional gain on the acquisition of SVB UK and the reversal of an impairment on the planned sale of our retail banking operations in France. After excluding these transactions, annualised RoTE was 18.5%. The annualised RoTE in 1H23 is expected to be higher than in the second half of 2023, due to the impacts of these transactions, as well as other seasonal factors.
At 30 June 2023, the Group’s CET1 ratio of 14.7% increased by 0.5 percentage points from 31 December 2022. The Board has announced a second interim dividend of $0.10 per ordinary share.

Delivery against Group financial targets
Return on average tangible equity (annualised) (%)
22.4%
(1H22: 10.6%)
We achieved an annualised RoTE of 22.4%, compared with 10.6% in 1H22. Our 1H23 RoTE annualised the impact of our provisional gain on the acquisition of SVB UK and the reversal of an impairment on the planned sale of our retail banking operations in France. Excluding the impacts related to these transactions, annualised RoTE was 18.5%.
Our strategy has enabled us to further strengthen our balance sheet, providing us with a good platform for growth in the current interest rate cycle, while maintaining cost discipline. This has given us the confidence to revise our returns guidance for 2023 and 2024. Based on the current path implied by the market for global policy rates, we are now targeting a RoTE in the mid-teens for 2023 and 2024, which excludes the impact of material acquisitions and disposals.
Target basis operating expenses growth compared with 1H22 <>
4.3%
(1H23: $15.3bn; 1H22: $14.7bn)
In 2023, the Group is targeting to limit cost growth to approximately 3%, excluding the impact of foreign currency translation differences, notable items and the impact of retranslating the 2022 results of hyperinflationary economies at constant currency. Our target also excludes the impact of our acquisition of SVB UK, and the related investments internationally, which are expected to add approximately 1% to the Group‘s operating expenses.
On this basis, the Group’s operating expenses increased by $0.6bn or 4.3% compared with 1H22.
We announced at our 2022 full-year results that we intend to incur up to $0.3bn severance costs during 2023, with the benefits expected to be realised towards the end of 2023 and into 2024. During 1H23, we incurred severance costs of $0.2bn.

Capital and dividends
CET1 ratio
14.7%
(31 December 2022: 14.2%)
At 30 June 2023, our CET1 ratio was 14.7%, up 0.5 percentage points from 31 December 2022. This was driven by capital generation net of the dividend accrual, and included an approximately 0.3 percentage point impact from the reversal of an impairment on the planned sale of our retail banking operations in France and the provisional gain on the acquisition of SVB UK. This was partly offset by increased RWAs and the impact of the share buy-back announced with our 1Q23 results in May 2023.
We intend to manage the CET1 ratio within our medium term target range of 14% to 14.5%, and we aim to manage this range down in the long term. We intend to continue to manage capital efficiently, returning excess capital to shareholders where appropriate. Our capital distributions remain independent of the reversal of the impairment of our retail banking operations in France and our provisional gain on the acquisition of SVB UK.
Alongside our 1H23 results, the Board has announced a second interim dividend of $0.10 per ordinary share. The total dividend in respect of 1H23 was $0.20 per ordinary share. We also intend to initiate a share buy-back of up to $2bn, which we expect to commence shortly and complete within three months.
Given our current forecast returns trajectory, we are targetting a dividend payout ratio of 50% for 2023 and 2024, excluding material notable items, comprising the impacts of the planned sale of our retail banking operations in France, the agreed sale of our banking business in Canada and the provisional gain following the acquisition of SVB UK. Our dividend payout ratio also excludes the earnings of our Canada business from 30 June 2022 until completion of the agreed sale.
Second interim dividend per ordinary share in respect of 2023
$0.10

HSBC Holdings plc	11

Overview | Financial overview

Key financial metrics

	Half-year to
	30 Jun	30 Jun
	2023	2022
Reported results
Profit before tax ($m)	21,657	8,780
Profit after tax ($m)	18,071	8,931
Cost efficiency ratio (%)	41.9	65.7
Net interest margin (%)	1.70	1.24
Basic earnings per share ($)	0.86	0.40
Diluted earnings per share ($)	0.86	0.40
Dividend per ordinary share (in respect of the period) ($)	0.20	0.09
Alternative performance measures <>
Constant currency profit before tax ($m)	21,657	8,404
Constant currency cost efficiency ratio (%)	41.9	65.7
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers (%)	0.28	0.21
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale (%)	0.26	0.21
Basic earnings per share excluding material notable items ($)[1]	0.70	0.29
Return on average ordinary shareholders’ equity (annualised) (%)	20.8	9.9
Return on average tangible equity (annualised) (%)	22.4	10.6
Return on average tangible equity excluding strategic transactions (annualised) (%)[2]	18.5	10.6
Target basis operating expenses ($m)[3]	15,319	14,683
	At
	30 Jun	31 Dec
	2023	2022
Balance sheet
Total assets ($m)	3,041,476	2,949,286
Net loans and advances to customers ($m)	959,558	923,561
Customer accounts ($m)	1,595,769	1,570,303
Average interest-earning assets, year to date ($m)	2,162,662	2,143,754
Loans and advances to customers as % of customer accounts (%)	60.1	58.8
Total shareholders’ equity ($m)	184,170	177,833
Tangible ordinary shareholders’ equity ($m)	153,234	146,927
Net asset value per ordinary share at period end ($)	8.44	8.01
Tangible net asset value per ordinary share at period end ($)	7.84	7.44
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[4,5]	14.7	14.2
Risk-weighted assets ($m)[4,5]	859,545	839,720
Total capital ratio (%)[4,5]	19.8	19.3
Leverage ratio (%)[4,5]	5.8	5.8
High-quality liquid assets (liquidity value, average) ($bn)[5,6]	631	647
Liquidity coverage ratio (average) (%)[5,6]	132	132
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	19,534	19,739
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,679	19,876
Average basic number of $0.50 ordinary shares outstanding (millions)	19,693	19,849
For reconciliations of our reported results to a constant currency basis, including lists of notable items, see page 39. Definitions and calculations of other alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 57.
1 At 2Q23, earnings per share included the impact of the provisional gain recognised in respect of the acquisition of SVB UK of $0.08 (2Q22: nil); the reversal of the impairment loss related to the planned sale of our retail banking operations in France of $0.08 (2Q22: nil); and the agreed sale of our banking business in Canada of $nil (2Q22: $nil). Additionally, the earnings per share at 2Q22 included the impact of the recognition of certain tax assets of $0.11.
2 Excludes impacts of the reversal of the impairment loss of $1.6bn (net of tax) relating to the planned sale of our retail banking operations in France, which is no longer classified as held for sale, and the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK, both recognised in 1Q23.
3 Excluding the impact of retranslating prior year costs of hyperinflationary economies at constant currency.
4 Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. At 30 June 2023, the IFRS 9 add-back to CET1 capital was immaterial. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK‘s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
5 Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we will restate in subsequent periods.
6 The liquidity coverage ratio is based on the average month-end values over the preceding 12 months.

12	HSBC Holdings plc

Financial overview

Basis of presentation
IFRS 17 ‘Insurance Contracts’
On 1 January 2023, HSBC adopted IFRS 17 ‘Insurance Contracts’. As required by the standard, the Group applied the requirements retrospectively with comparative data previously published under IFRS 4 ‘Insurance Contracts’ restated from the 1 January 2022 transition date.
For more information, see ‘Changes to presentation from 1 January 2023’ on page 28.
Changes to our reporting framework
On 1 January 2023, we updated our financial reporting framework. We no longer report ‘adjusted’ results, which exclude the impact of both foreign currency translation differences and significant items. Instead, we compute constant currency performance by adjusting comparative reported results only for the effects of foreign currency translation differences between the relevant periods.
Constant currency performance
Constant currency performance is computed by adjusting reported results of comparative periods for the effects of foreign currency translation differences, which distort period-on-period comparisons.
We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance.
Notable items
We separately disclose ‘notable items‘, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
The tables on pages 39 to 41 and pages 51 to 54 detail the effects of notable items on each of our global business segments and legal entities during 1H23 and 1H22.
Management view of revenue on a constant currency basis
Our global business segment commentary includes tables that provide breakdowns of revenue on a constant currency basis by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.

Reported results
1H23 compared with 1H22 – reported performance

	Half-year to		Variance
Reported results	30 Jun 2023	30 Jun 2022	1H23 vs 1H22		Impact of FX
	$m	$m	$m	%	%
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’)	36,876	24,545	12,331	50	(6)
ECL	(1,345)	(1,087)	(258)	(24)	2
Net operating income	35,531	23,458	12,073	51	(6)
Total operating expenses	(15,457)	(16,127)	670	4	4
Operating profit/(loss)	20,074	7,331	12,743	>100	(11)
Share of profit in associates and joint ventures	1,583	1,449	134	9	(7)
Profit before tax	21,657	8,780	12,877	>100	(11)
Tax income/(expense)	(3,586)	151	(3,737)	>(100)	>(100)
Profit/(loss) after tax	18,071	8,931	9,140	>100	(7)

	Half-year to
	30 Jun 2023	30 Jun 2022
Notable items	$m	$m
Revenue
Disposals, acquisitions and related costs	3,321	(288)
Fair value movements on financial instruments	15	(371)
Restructuring and other related costs	—	68
Currency translation on revenue notable items	—	14
Operating expenses
Disposals, acquisitions and related costs	(118)	—
Restructuring and other related costs	47	(1,040)
Currency translation on operating expenses notable items	—	31

HSBC Holdings plc	13

Overview | Financial overview

1H23 compared with 1H22 – reported performance continued
Reported profit
Reported profit before tax of $21.7bn was $12.9bn higher than in 1H22. This was primarily driven by an increase in revenue due to continued growth in net interest income, reflecting the impact of interest rate rises. Revenue growth also included a $2.1bn reversal of an impairment relating to the planned sale of our retail banking operations in France, and a provisional gain of $1.5bn recognised on the acquisition of SVB UK. Reported operating expenses were lower, mainly reflecting reduced restructuring and other related costs following the completion of our cost-saving programme at the end of 2022.
Reported profit after tax of $18.1bn was $9.1bn higher than in 1H22. This included a higher tax expense, notably as 1H22 included a net $1.8bn gain, mainly on the recognition of a deferred tax asset.
Reported revenue
Reported revenue of $36.9bn was $12.3bn or 50% higher, and included the reversal of an impairment relating to the planned sale of our retail banking operations in France and a provisional gain on the acquisition of SVB UK, as described above.
The increase also reflected the impact of interest rate rises, mainly in Global Payments Solutions (‘GPS‘) in CMB and GBM, and in Personal Banking and Global Private Banking in WPB.
In GBM, revenue increased in Markets and Securities Services (‘MSS’), mainly in Global Debt Markets reflecting favourable primary market conditions and a better trading performance, and also in Securities Services and Global Foreign Exchange.
There was a good performance in our insurance business in WPB, while the increase in revenue in Corporate Centre included higher revenue in Central Treasury and lower losses relating to the restructuring of our business in Europe.
These factors were partly offset by lower Credit and Lending revenue in CMB, primarily driven by margin compression, and in GBM, reflecting an enhanced focus on returns and weaker client demand. In MSS in GBM, Equities revenue fell due to lower customer activity. Revenue also reduced in Markets Treasury due to the impact of rising interest rates on our funding costs and flattening yield curves. This revenue is allocated to our global businesses.
Reported ECL
Reported ECL of $1.3bn were $0.3bn or 24% higher. The 1H23 charge included stage 3 charges of $1.1bn. There were charges of $0.3bn related to the commercial real estate sector in mainland China and charges in CMB in the UK. The 1H23 charge reflected a more stable outlook in most markets, although inflationary pressures remain.
In 1H22, ECL included charges of $0.3bn relating to the commercial real estate sector in mainland China, as well as Russia-related exposures. It also included additional stage 1 and stage 2 allowances to reflect heightened levels of economic uncertainty and inflationary pressures, in part offset by the release of most of our remaining Covid-19-related allowances.
Reported operating expenses
Reported operating expenses of $15.5bn were $0.7bn or 4% lower, mainly due to a reduction in restructuring and other related costs of $1.1bn following the completion of our cost-saving programme, which concluded at the end of 2022. The reduction also included a $0.2bn impact from the reversal of historical asset impairments, the impact of our continued cost discipline, and favourable foreign currency translation differences between the periods of $0.6bn.
These factors were partly offset by higher technology spend of $0.5bn, an increase in our performance-related pay accrual of $0.2bn and severance payments of $0.2bn. Our operating expenses also rose due to the impact of higher inflation and incremental costs following our acquisition of SVB UK.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $1.6bn was $0.1bn or 9%
higher, reflecting an increase in the share of profit from Saudi Awwal Bank (‘SAB’), formerly The Saudi British Bank, and Bank of Communications Co., Limited (‘BoCom’).
Tax expense
Tax in 1H23 was a charge of $3.6bn, representing an effective tax rate of 16.6%. The effective tax rate for 1H23 was reduced by 1.9 percentage points by the non-taxable provisional gain on the acquisition of SVB UK and by 2.1 percentage points by the release of provisions for uncertain tax positions. Tax in 1H22 was a credit of $151m. This was mainly due to a $2.1bn credit arising from the recognition of a deferred tax asset on historical tax losses of HSBC Holdings as a result of improved profit forecasts for the UK tax group and a charge of $0.3bn for uncertain tax positions. Excluding these items, the effective tax rate for 1H22 was 18.4%.
Return on average tangible equity
In 1H23, our annualised RoTE was 22.4%. Excluding the impact of the reversal of an impairment relating to the planned sale of our retail banking operations in France and the provisional gain of $1.5bn on the acquisition of SVB UK, annualised RoTE was 18.5%.

Reported profit after tax in 1H23
$18.1bn
(1H22: $8.9bn)

Reported net interest income in 1H23
$18.3bn
Up 36% compared with 1H22.

14	HSBC Holdings plc

Financial overview

Reported performance – 2Q23 vs 2Q22

	Quarter ended
Reported results	30 Jun 2023	30 Jun 2022	31 Mar 2023	2Q23 vs 2Q22		Impact of FX
	$m	$m	$m	$m	%	%
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’)	16,705	12,240	20,171	4,465	36	(2)
ECL	(913)	(447)	(432)	(466)	(104)	3
Net operating income	15,792	11,793	19,739	3,999	34	(2)
Total operating expenses	(7,871)	(7,949)	(7,586)	78	1	2
Operating profit/(loss)	7,921	3,844	12,153	4,077	106	(2)
Share of profit in associates and joint ventures	850	792	733	58	7	(6)
Profit before tax	8,771	4,636	12,886	4,135	89	(3)
Tax income/(expense)	(1,726)	863	(1,860)	(2,589)	300
Profit/(loss) after tax	7,045	5,499	11,026	1,546	28

	Quarter ended
	30 Jun 2023	30 Jun 2022	31 Mar 2023
Notable items	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	(241)	(288)	3,562
Fair value movements on financial instruments	—	(171)	15
Restructuring and other related costs	—	(12)	—
Currency translation on revenue notable items	—	23	77
Operating expenses
Disposals, acquisitions and related costs	(57)	—	(61)
Restructuring and other related costs	47	(589)	—
Currency translation on operating expenses notable items	—	1	(2)

Reported profit
Reported profit before tax of $8.8bn was $4.1bn higher than in 2Q22, reflecting an increase in revenue driven by rising interest rates. Growth also reflected the non-recurrence of losses related to the planned restructure of our businesses in Europe.
Reported profit after tax of $7.0bn was $1.5bn higher than in 2Q22. This included a higher tax expense, notably as 2Q22 included a $1.8bn deferred tax gain.
Reported revenue
Reported revenue grew by $4.5bn to $16.7bn. Net interest income increased in all global businesses, mainly as a result of higher interest rates, a good performance in life insurance manufacturing in WPB and increased activity in debt capital markets in GBM.
These increases were partly offset by reductions in revenue in Global Foreign Exchange, compared with a strong 2Q22, and in Equities. There was also a reduction in Markets Treasury revenue from lower net interest income due to the impact of rising interest rates on our funding costs and flattening yield curves. This revenue is allocated to our global businesses.
‘Disposals, acquisitions and related costs’ in 2Q23 primarily related to fair value losses on the foreign exchange hedging of the proceeds from the agreed sale of our banking business in Canada.
Reported ECL
Reported ECL in 2Q23 of $0.9bn were $0.5bn higher. ECL in 2Q23 included $0.3bn of charges against exposures in the commercial real estate sector in mainland China and charges in the UK in CMB.
Reported operating expenses
Reported operating expenses of $7.9bn were $0.1bn lower, mainly due to the favourable impact of foreign currency translation differences of $0.1bn. The non-recurrence of restructuring and other related costs following the completion of our cost-reduction programme at the end of 2022 and a $0.2bn impact from the reversal of historical asset impairments, together with continued cost discipline, broadly offset increases in technology spend, a higher performance-related pay accrual, increased severance costs and inflationary impacts.
Reported profit after tax in 2Q23
$7.0bn
(2Q22: $5.5bn)

Net interest margin in 2Q23
1.72%
Up 3 basis points from 1Q23.

HSBC Holdings plc	15

Overview | Financial overview

Constant currency results
1H23 compared with 1H22 – constant currency basis

Results – on a constant currency basis <>	Half-year to		1H23 vs 1H22
	30 Jun 2023 $m	30 Jun 2022 $m	$m	%
Revenue	36,876	23,647	13,229	56
ECL	(1,345)	(1,074)	(271)	(25)
Total operating expenses	(15,457)	(15,532)	75	—
Operating profit	20,074	7,041	13,033	>100
Share of profit in associates and joint ventures	1,583	1,363	220	16
Profit before tax	21,657	8,404	13,253	>100

Profit before tax of $21.7bn was $13.3bn higher than in 1H22 on a constant currency basis.
Revenue increased by $13.2bn or 56%, and included a $2.1bn reversal of an impairment relating to the planned sale of our retail banking operations in France, and a provisional gain of $1.5bn recognised on the acquisition of SVB UK. The increase in revenue was also due to higher net interest income reflecting the impact of global interest rates rises and revenue growth in MSS in GBM, despite a weaker performance in Equities. There was also a good performance from our insurance business in WPB and higher revenue in Corporate Centre.
ECL were $0.3bn higher. In 1H23, ECL included charges relating to the commercial real estate sector in mainland China and stage 3 charges in CMB in the UK. This compared with 1H22 charges, which reflected heightened economic uncertainty mainly due to the Russia-Ukraine war, inflationary pressures and charges related to the commercial real estate sector in mainland China, although it benefited from releases of Covid-19-related allowances.
Operating expenses remained stable, as the non-recurrence of restructuring and other related costs following the completion of our cost-saving programme at the end of 2022 broadly offset other cost growth. The impact of retranslating the prior year results of our operations in hyperinflationary economies at 1H23 average rates of foreign exchange resulted in cost growth of $160m.

Balance sheet and capital
Balance sheet strength
Total assets of $3.0tn were $92bn higher than at 31 December 2022 on a reported basis, and included the favourable impact of foreign currency translation differences of $46bn. On a constant currency basis, total assets increased by $46bn, mainly from an increase in financial investments and higher trading asset balances. In addition, there was growth in loans and advances to customers.
Reported loans and advances to customers of $1.0tn increased by $36bn. On a constant currency basis, loans and advances to customers grew by $23bn including the reclassification of lending balances from ‘assets held for sale‘ relating to the planned sale of our retail banking operations in France and increases following the acquisition of SVB UK. While our near-term outlook on lending growth remains cautious, we expect mid-single-digit percentage annual loan growth in the medium to long term.
Reported customer accounts of $1.6tn increased by $25bn. On a constant currency basis, customer accounts increased by $3bn, which also included the reclassification of balances from held for sale relating to the planned sale of our retail banking operations in France and increases following the acquisition of SVB UK. These increases were partly offset by reductions in deposit balances in HSBC UK.
Loans and advances to customers as a percentage of customer accounts was 60%, compared with 59% at 31 December 2022.

Distributable reserves
The distributable reserves of HSBC Holdings at 30 June 2023 were $25.7bn, compared with $35.2bn at 31 December 2022. The decrease was primarily driven by ordinary dividend payments and additional tier 1 coupon distributions of $7.1bn, a share buy-back programme of $2bn and a reduction in other reserves of $0.4bn. The profits generated of $6.3bn in 1H23 will be reflected in the distributable reserves as at 31 December 2023.

Capital position
We actively manage the Group’s capital position to support our business strategy and meet our regulatory requirements at all times, including under stress, while optimising our capital efficiency. To do this, we monitor our capital position using a number of measures. These include our capital ratios and the impact on our capital ratios as a result of stress.
Our CET1 ratio at 30 June 2023 was 14.7%, up from 14.2% at 31 December 2022, reflecting an increase in CET1 capital of $7.1bn including the reversal of an impairment on the planned sale of our retail banking operations in France and the provisional gain on the acquisition of SVB UK. This was partly offset by an increase in RWAs of $19.8bn and the impact of the share buy-back announced with our 1Q23 results.
Liquidity position
We actively manage the Group’s liquidity and funding to support our business strategy and meet regulatory requirements at all times, including under stress. To do this, we monitor our position using a wider set of measures, including the liquidity coverage ratio (‘LCR’) and the net stable funding ratio. At 30 June 2023, the Group’s LCR was 132% and we held high-quality liquid assets of $631bn. For further details, see page 99.

16	HSBC Holdings plc

Global Businesses

Wealth and Personal Banking
We serve around 40 million customers globally,
including over 6 million who are international, from retail
customers to ultra high net worth individuals and their families.

Contribution to Group 1H23
profit before tax <>
To meet our customers’ needs, we offer a full suite of products and services across transactional banking, lending and wealth.
WPB continued to make strategic investments in our digital capabilities and colleagues, to expand our Wealth franchise in Asia, and enhance our offering to customers with international needs. Performance benefited from our product diversification, as the rise in interest rates, and growth in lending and wealth deposits, as well as a good performance in our insurance business, offset lower revenue in equities and mutual funds.

Results – on a constant currency basis <>	Half-year to		1H23 vs 1H22
	30 Jun 2023 $m	30 Jun 2022 $m	$m	%
Net operating income	16,200	10,058	6,142	61
ECL	(502)	(584)	82	14
Operating expenses	(7,141)	(6,995)	(146)	(2)
Share of profit in associates and JVs	35	8	27	>100
Profit before tax	8,592	2,487	6,105	>100
RoTE (annualised)[1] (%)	43.1	11.5
1 RoTE (annualised) in 1H23 included a 10.5 percentage point favourable impact of the reversal of the impairment losses relating to the planned sale of our retail banking operations in France.

Divisional highlights
$34bn
WPB net new invested assets, a decrease of 13% compared with 1H22.

Constant currency profit before tax <> ($bn)
$8.6bn
Half-year to

6.3 million
International customers at 30 June 2023, an increase of 8% compared with 1H22.

Constant currency net operating income <> ($bn)
$16.2bn
Half-year to

> International customers are those who bank in more than one market, those whose address is different from the market we bank them in and customers whose nationality, or country of birth for non-resident Indians and overseas Chinese, is different to the market we bank them in. Customers may be counted more than once when banked in multiple countries. Customer numbers include 1.7 million customers acquired through our purchase of L&T Investment Management.

HSBC Holdings plc	17

Overview I Global businesses I Wealth and Personal Banking

Management view of revenue <>	Half-year to		1H23 vs 1H22
	30 Jun 2023 $m	30 Jun 2022 $m	$m	%
Wealth	3,921	3,382	539	16
– investment distribution	1,281	1,263	18	1
– Global Private Banking	1,141	941	200	21
net interest income	580	387	193	50
non-interest income	561	554	7	1
– life insurance	875	651	224	34
– asset management	624	527	97	18
Personal Banking	10,217	6,500	3,717	57
– net interest income	9,557	5,858	3,699	63
– non-interest income	660	642	18	3
Other[1]	2,062	176	1,886	>100
– of which: reversal of impairment loss relating to the planned sale of our retail banking operations in France	2,034	—	2,034	100
Net operating income[2]	16,200	10,058	6,142	61
1 ‘Other’ includes Markets Treasury, HSBC Holdings interest expense and hyperinflation. It also includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product-specific income.
2 ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).

	Half-year to
	30 Jun 2023	30 Jun 2022
Notable items	$m	$m
Revenue
Disposals, acquisitions and related costs	2,034	—
Restructuring and other related costs	—	93
Currency translation on revenue notable items	—	(1)
Operating expenses
Disposals, acquisitions and related costs	(23)	—
Restructuring and other related costs	—	(113)
Currency translation on operating expenses notable items	—	4
Financial performance
Profit before tax of $8.6bn was $6.1bn higher than in 1H22 on a constant currency basis, including a $2.0bn reversal of an impairment relating to the sale of our retail banking operations in France. The growth in profit before tax reflected an increase in revenue of $6.1bn, notably from higher net interest income due to wider margins from rising interest rates, and a fall in ECL of $0.1bn, partly offset by a $0.1bn increase in operating expenses.
Revenue of $16.2bn was $6.1bn or 61% higher on a constant currency basis. This included the impact of a reversal of an impairment relating to the planned sale of our retail banking operations in France included within ‘Other‘. There was strong growth in Personal Banking net interest income of $3.7bn, due to wider margins from rising interest rates, higher revenue of $0.2bn in life insurance, a rise of $0.2bn in Global Private Banking net interest income and a $0.1bn increase in revenue in asset management. These were partly offset by a reduction in revenue allocated from Corporate Centre of $0.4bn, including from Markets Treasury.
In Wealth, revenue of $3.9bn was $0.5bn or 16% higher.
–Life insurance revenue was $0.2bn or 34% higher.1 The new business contractual service margin written of $0.7bn in 1H23 was up $0.1bn, mainly in Hong Kong due to the mainland China border reopening and the launch of new products in 1H23.
–Global Private Banking revenue was $0.2bn or 21% higher due to the positive impact of wider margins from rising interest rates on net interest income.
–Asset management revenue was $0.1bn or 18% higher, driven by increased assets under management and positive market movements in the seed investment portfolio. Performance continued to be impacted by market volatility.
In Personal Banking, revenue of $10.2bn was up $3.7bn or 57%.
–Net interest income was $3.7bn or 63% higher due to the benefit of wider margins following interest rate rises and balance sheet growth, excluding the impact of transfers to held for sale. Lending grew in HSBC UK, and in Hong Kong, Mexico and the US. Mortgage lending rose in HSBC UK by $5bn and in Hong Kong by $5bn. Compared with 1H22, unsecured lending increased by $1bn, notably in Mexico by $1bn, and in Hong Kong by $1bn, partly offset by the closure of the John Lewis cards portfolio.

ECL of $0.5bn were $0.1bn lower than in 1H22 on a constant currency basis. The modest reduction was primarily due to higher charges in 1H22 relating to the Russia-Ukraine war. Credit performance in 1H23 remained resilient as delinquencies and write-offs remained broadly stable, despite a significant rise in inflationary pressures.
Operating expenses of $7.1bn were 2% higher on a constant currency basis, reflecting continued investment in Wealth in Asia, higher technology spend and from the impact of higher inflation. These were partly offset by continued cost discipline, the non-recurrence of restructuring and other related costs following the completion of our cost-saving programme at the end of 2022, and a $0.1bn reversal related to historical asset impairments.
1.From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts‘, which replaced IFRS 4 ‘Insurance Contracts‘. Under IFRS 17, the future profits from new business are capitalised in the contractual service margin, and not recognised immediately in the income statement, as was the case for the value of new business measure under IFRS 4.

18	HSBC Holdings plc

Global Businesses

Commercial Banking
We support businesses in 55 countries and territories,
ranging from small enterprises to large corporates operating globally.

Contribution to Group 1H23
profit before tax
We help businesses grow by supporting their financial needs, facilitating cross-border trade and payments, and providing access to products and services. We help them access international markets, provide expert financial advice and offer access to a full suite of HSBC solutions from across the Group’s other businesses.

In the first half of 2023, CMB acquired SVB UK, demonstrating our continued commitment to the UK economy.
The subsequent launch of HSBC Innovation Banking has strengthened our Commercial Banking franchise by enhancing our ability to serve innovative and fast-growing firms in the innovation ecosystem with an international proposition for businesses in the technology and life science sectors.
CMB delivered a strong revenue performance in 1H23, reflecting interest rate rises and growth in collaboration revenue with GBM, while ECL and operating expenses both increased.

Results – on a constant currency basis <>	Half-year to		1H23 vs 1H22
	30 Jun 2023 $m	30 Jun 2022 $m	$m	%
Net operating income	12,216	7,055	5,161	73
ECL	(704)	(278)	(426)	>(100)
Operating expenses	(3,572)	(3,345)	(227)	(7)
Share of profit in associates and JVs	(1)	—	(1)	—
Profit before tax	7,939	3,432	4,507	>100
RoTE (annualised)[1] (%)	28.8	12.2
1 RoTE (annualised) in 1H23 included a 6.2 percentage point favourable impact of the provisional gain on the acquisition of SVB UK.

Divisional highlights
154%
Increase in GPS revenue.

Constant currency profit before tax <>
($bn)
$7.9bn
Half-year to

11%
Increase in collaboration income from the sale of products to CMB clients.
Constant currency net operating income <>
($bn)
$12.2bn
Half-year to

HSBC Holdings plc	19

Overview I Global businesses I Commercial Banking

Management view of revenue <>	Half-year to		1H23 vs 1H22
	30 Jun 2023 $m	30 Jun 2022 $m	$m	%
Global Trade and Receivables Finance	1,026	1,053	(27)	(3)
Credit and Lending	2,745	2,908	(163)	(6)
Global Payments Solutions	5,967	2,352	3,615	>100
GBM products, Insurance and Investments, and Other[1]	2,478	742	1,736	>100
– of which: share of revenue from Markets and Securities Services and Banking products	658	592	66	11
– of which: provisional gain on the acquisition of Silicon Valley Bank UK Limited	1,507	—	1,507	100
Net operating income[2]	12,216	7,055	5,161	73
1 Includes CMB‘s share of revenue from the sale of Markets and Securities Services and Banking products to CMB customers. GBM‘s share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and hyperinflation.
2 ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as
‘revenue’).

	Half-year to
	30 Jun 2023	30 Jun 2022
Notable items	$m	$m
Revenue
Disposals, acquisitions and related costs	1,507	—
Currency translation on revenue notable items	—	(1)
Operating expenses
Disposals, acquisitions and related costs	(15)	—
Restructuring and other related costs	29	(66)
Currency translation on operating expenses notable items	—	2

Financial performance
Profit before tax of $7.9bn was $4.5bn higher than in 1H22 on a constant currency basis, primarily driven by an increase in revenue in all of our main legal entities. This reflected a $3.5bn increase in net interest income in Global Payments Solutions (‘GPS‘). It also included a provisional gain of $1.5bn from HSBC UK‘s acquisition of SVB UK. These increases were partly offset by a higher ECL charge and growth in operating expenses.
Revenue of $12.2bn was $5.2bn or 73% higher on a constant currency basis:
–In GPS, revenue rose by $3.6bn, with growth in all main legal entities, reflecting wider margins from interest rate rises and business actions, while average balances decreased marginally. There was also a 9% increase in fee income, notably in cards and payments, with growth in most of our main legal entities, mainly in the UK and Asia.
–In Global Trade and Receivables Finance (‘GTRF‘), revenue was down 3%, driven by lower balances reflecting the softer trade cycle, notably in our main legal entity in Asia. This was partly offset by growth in HSBC UK from higher average balances and improved margins. Fee income was broadly stable.
–In Credit and Lending, revenue decreased by $0.2bn or 6%, primarily in our legal entities in Europe and Asia due to lower balances as rising interest rates softened demand, and from higher funding costs.
–In GBM products, Insurance and Investments, and Other, revenue increased by $1.7bn, reflecting the provisional gain of $1.5bn on the acquisition of SVB UK, and an 11% increase in collaboration revenue from GBM products, notably Foreign Exchange. These increases were partly offset by a fall in Markets Treasury revenue and the adverse impacts of hyperinflation accounting, which are allocated to the global businesses.
ECL of $0.7bn were $0.4bn higher than in 1H22 on a constant currency basis. The increase was mainly due to releases in 1H22 of our remaining Covid-19-related allowances, and from higher charges in 1H23, mainly in the UK. The 1H23 period included charges of $0.2bn relating to the commercial real estate sector in mainland China, compared with charges of $0.2bn in 1H22.
Operating expenses of $3.6bn were $0.2bn higher on a constant currency basis, largely driven by an increase in the performance-related pay accrual, incremental costs of $0.1bn following the acquisition of SVB UK, investment in technology and inflationary impacts. These increases were partly mitigated by the impact of our continued cost discipline around hiring and strategic cost-saving initiatives.

20	HSBC Holdings plc

Global Businesses

Global Banking and Markets
We support multinational corporates, financial institutions and institutional clients, as well as public sector and government bodies.

Contribution to Group 1H23
profit before tax<>
We are a leader in facilitating global trade and payments, particularly into and within Asia and the Middle East, enabling our clients in the East and West to achieve their objectives by accessing our expertise and geographical reach. Our product specialists deliver a comprehensive range of transaction banking, financing, capital markets and advisory, and risk management services.

GBM delivered a strong performance in 1H23, achieving a RoTE of 14.2%. We grew revenue by 14%, while maintaining cost discipline, even as we continued to invest in technology and people to improve operating resilience and support our clients. Revenue growth was driven by higher interest rates and good client activity. We also had a reduction in ECL, reflecting a stable credit performance.

Results – on a constant currency basis <>	Half-year to		1H23 vs 1H22
	30 Jun 2023 $m	30 Jun 2022 $m	$m	%
Net operating income	8,501	7,459	1,042	14
ECL	(136)	(210)	74	35
Operating expenses	(4,785)	(4,557)	(228)	(5)
Share of profit in associates and JVs	—	—	—	—
Profit before tax	3,580	2,692	888	33
RoTE (annualised) (%)	14.2	11.5

Divisional highlights
14.2%
RoTE in 1H23, up 2.7 percentage points compared with 1H22.

Constant currency profit before tax <>
($bn)
$3.6bn
Half-year to

111%
Increase in GPS revenue.

Constant currency net operating income <>
($bn)
$8.5bn
Half-year to

HSBC Holdings plc	21

Overview I Global businesses I Global Banking and Markets

Management view of revenue <>	Half-year to		1H23 vs 1H22
	30 Jun 2023 $m	30 Jun 2022 $m	$m	%
Markets and Securities Services	4,763	4,658	105	2
– Securities Services	1,220	933	287	31
– Global Debt Markets	588	423	165	39
– Global Foreign Exchange	2,225	2,138	87	4
– Equities	236	594	(358)	(60)
– Securities Financing	513	458	55	12
– Credit and funding valuation adjustments	(19)	112	(131)	>(100)
Banking	4,273	3,097	1,176	38
– Global Trade and Receivables Finance	341	333	8	2
– Global Payments Solutions	2,197	1,043	1,154	>100
– Credit and Lending	987	1,170	(183)	(16)
– Capital Markets and Advisory	558	424	134	32
– Other[1]	190	127	63	50
GBM Other	(535)	(296)	(239)	(81)
– Principal Investments	13	78	(65)	(83)
– Other[2]	(548)	(374)	(174)	(47)
Net operating income[3]	8,501	7,459	1,042	14
1 Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
2 Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and hyperinflation.
3 ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).

	Half-year to
	30 Jun 2023	30 Jun 2022
Notable items	$m	$m
Revenue
Restructuring and other related costs	—	(26)
Currency translation on revenue notable items	—	—
Operating expenses
Disposals, acquisitions and related costs	3	—
Restructuring and other related costs	—	(87)
Currency translation on operating expenses notable items	—	3
Financial performance
Profit before tax of $3.6bn was $0.9bn or 33% higher than in 1H22 on a constant currency basis. This was driven by an increase in revenue of $1.0bn or 14%, notably from higher net interest income and a lower ECL charge compared with 1H22. Operating expenses increased by $0.2bn.
Revenue of $8.5bn was $1.0bn or 14% higher on a constant currency basis.
In Markets and Securities Services, revenue increased by $0.1bn or 2%, despite adverse movements in credit and funding valuation adjustments of $0.1bn which included methodology changes.
–In Securities Services, revenue grew by $0.3bn or 31% due to higher net interest income as global interest rates rose.
–In Global Debt Markets, revenue increased by $0.2bn or 39% from more favourable primary market conditions, and due to the reopening of mainland China’s borders, and a better trading performance. The 1H22 period was impacted by lower primary activity and client flow due to uncertainty and challenging market conditions.
–In Global Foreign Exchange, revenue growth of $0.1bn or 4% reflected strong client activity and trading performance due to market-wide volatility, and the macroeconomic impacts from rising inflation and increasing interest rates.
–In Securities Financing, revenue increased by $0.1bn or 12% due to strong prime trading performance and from the reopening of mainland China’s borders.
–In Equities, revenue fell by $0.4bn or 60% in the context of a strong 1H22, and due to lower client activity as a result of reduced market volatility.
In Banking, revenue increased by $1.2bn or 38%.
–In GPS, revenue increased by $1.2bn from higher global interest rates.
–Capital Markets and Advisory revenue increased by $0.1bn or 32%. Investment banking fees were stable, despite a reduction in the global market fee pool, due to an increase in capital markets activity. Issuer Services revenue also increased due to higher interest rates.
–Credit and Lending revenue decreased by $0.2bn or 16%, due to weaker client demand and an enhanced focus on returns.
In GBM Other, Principal Investments revenue declined by $0.1bn, as 1H23 included lower revaluation gains compared with 1H22. There was also a reduction in revenue from Markets Treasury and from adverse impacts of hyperinflationary accounting, which are allocated to the global businesses.
ECL were $0.1bn, compared with charges of $0.2bn in 1H22 on a constant currency basis, reflecting a stable credit performance.
Operating expenses of $4.8bn increased by $0.2bn or 5% on a constant currency basis, due to the impact of higher inflation, partly offset by the impact of our cost-saving initiatives.

22	HSBC Holdings plc

Global Businesses

Corporate Centre

Contribution to Group 1H23 profit before tax <>
The results of Corporate Centre primarily comprise the share of profit from our interests in our associates and joint ventures. It also includes Central Treasury, stewardship costs and consolidation adjustments.
Corporate Centre performance in 1H23 primarily reflected the non-recurrence of adverse fair value movements on financial instruments, restructuring of our business in Europe, including losses on the completed sale of our branch operations in Greece, planned sale of our operations in Russia, and the non-recurrence of restructuring and other related costs following the completion of our cost-saving programme at the end of 2022. In addition, our share of profit from associates and joint ventures increased.

Results – on a constant currency basis <>	Half-year to		1H23 vs 1H22
	30 Jun 2023 $m	30 Jun 2022 $m	$m	%
Net operating income	(41)	(925)	884	96
ECL	(3)	(2)	(1)	(50)
Operating expenses	41	(635)	676	>100
Share of profit in associates and JVs	1,549	1,355	194	14
Profit before tax	1,546	(207)	1,753	>100
RoTE (annualised) (%)	8.0	7.3

Divisional highlights

Constant currency profit before tax <>
($bn)
$1.5bn
Half-year to

Constant currency net operating income <>
($m)
$(41)m
Half-year to

HSBC Holdings plc	23

Overview I Global businesses I Corporate Centre

Management view of revenue <>	Half-year to		1H23 vs 1H22
	30 Jun 2023 $m	30 Jun 2022 $m	$m	%
Central Treasury[1]	81	(378)	459	>100
Legacy portfolios	(11)	6	(17)	>(100)
Other[2,3]	(111)	(553)	442	80
Net operating income[4]	(41)	(925)	884	96
1 Central Treasury comprises valuation differences on issued long-term debt and associated swaps and fair value movements on financial instruments.
2 Other comprises consolidation adjustments, funding charges on property and technology assets, revaluation gains and losses on investment properties and property disposals, gains and losses on certain planned business disposals, and other revenue items not allocated to global businesses.
3 Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 1H23 was $450m (1H22: $822m; 2H22: $624m).
4 ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).

	Half-year to
	30 Jun 2023	30 Jun 2022
Notable items	$m	$m
Revenue
Disposals, acquisitions and related costs	(220)	(288)
Fair value movements on financial instruments	15	(371)
Restructuring and other related costs	—	1
Currency translation on revenue notable items	—	16
Operating expenses
Disposals, acquisitions and related costs	(83)	—
Restructuring and other related costs	18	(774)
Currency translation on operating expenses notable items	—	27

Financial performance
Profit before tax of $1.5bn compared with a loss before tax of $0.2bn in 1H22, on a constant currency basis. This increase primarily reflected higher revenue and lower restructuring and other related costs, together with an increase in the share of profit from associates and joint ventures.
Revenue was $0.9bn or 96% higher on a constant currency basis. This reflected the non-recurrence of adverse fair value movements on financial instruments, favourable valuation differences on long-term debt and associated swaps, and valuation gains on structural hedging. In addition, the increase reflected the impacts of the restructuring of our business in Europe, including the non-recurrence of 1H22 losses associated with the completed sale of our branch operations in Greece and lower losses related to the planned disposal of our operations in Russia. These were partly offset by fair value losses in 1H23 of $0.3bn relating to the foreign exchange hedging of the expected proceeds from the agreed sale of our banking business in Canada.

Operating expenses decreased by $0.7bn on a constant currency basis, primarily driven by the non-recurrence of restructuring and other related costs following the completion of our cost-saving programme at the end of 2022, partly offset by costs related to the planned disposals of our retail banking operation in France and our banking business in Canada.
Share of profit from associates and joint ventures of $1.5bn rose by $0.2bn or 14% on a constant currency basis, primarily driven by increases in the share of profit from SAB and BoCom.

24	HSBC Holdings plc

Risk overview

Risk overview

Active risk management helps us to achieve our strategy, serve our customers and communities and grow our business safely.

Managing risk
The economic outlook improved in most markets during the first half of 2023, although there remained key economic and regulatory risks. While the Russia-Ukraine war has continued to have far-reaching geopolitical implications, the global economy has adapted to the resulting imposition of significant sanctions and trade restrictions. In particular, European countries have diversified their energy sources to reduce dependence on Russian energy supplies.
However, the continuation of – or any further escalation in – the Russia-Ukraine war could have additional economic, social and political consequences. These include further sanctions and trade restrictions, longer-term changes in the macroeconomic environment with the risk of higher and sustained inflation, and a continued volatility in energy prices.
The relationship between China and several countries, including the US and the UK, remains complex. Efforts across a variety of sectors have been undertaken to decrease vulnerabilities to geopolitical shocks through de-risking supply chains. The US, the UK, the EU and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies. In response, China has imposed sanctions and introduced new laws and trade restrictions that could impact the Group and its customers. Further sanctions or counter-sanctions, whether in connection with Russia or China, may affect the Group and its customers by creating regulatory, reputational and market risks.
Central banks in both developed and emerging markets continued to tighten monetary policy in the first half of 2023, and with further tightening expected in the second half. While accumulated policy tightening has increased the risks of recession and financial instability, and even though inflation has started to fall in most developed markets, central banks are expected to sustain higher interest rates to address persistent underlying inflation pressures through to mid-2024.
Fiscal policies are likely to remain relatively generous in both developed and emerging markets, as demand increases for public spending on items including social welfare, defence and decarbonisation initiatives. Against a backdrop of slower economic growth, volatile energy prices and high interest rates, this could increase the strains on highly indebted sovereigns, corporates and households in both emerging and developed markets.

Key risk appetite metrics

Component	Measure	Risk appetite	1H23
Capital	CET1 ratio – end point basis	≥13.0%	14.7%
Change in expected credit losses and other credit impairment charges	Change in expected credit losses and other credit impairment charges as a % of advances: Retail (WPB)	≤0.50%	0.23%
	Change in expected credit losses and other credit impairment charges as a % of advances: Wholesale (GBM, CMB)	≤0.45%	0.46%
The mainland China commercial real estate market showed signs of recovery and stabilisation in early 2023, but recent market data remains mixed, suggesting both an uncertain and protracted recovery. Chinese government policy measures introduced in late 2022 have resulted in improved financial support for onshore borrowers, although offshore financial market conditions remain challenged with a continued shortage of liquidity. Corporates operating in this sector are likely to face continued challenges and the risk of further credit deterioration.
We continue to closely monitor the impact of the increasing cost of living on our retail customers. Our primary concern is to ensure that we offer the right support to our customers in line with regulatory, government and wider stakeholder expectations. As part of the ongoing support to our retail mortgage customers, specifically in the UK, we have accepted and implemented the government’s commitments outlined in the Mortgage Charter, released in June 2023, which will help provide additional assistance options to customers that may need help. For further details in relation to the full range of support available to our UK customers, see www.hsbc.co.uk.
We are engaging closely with our key regulators to help ensure we continue to meet their expectations of financial institutions’ activities during times of market volatility.
For IFRS 9 ‘Financial Instruments’, our approach to macroeconomic scenarios remained unchanged in the second quarter, but the shift in UK interest rate expectations resulted in updates to key scenario variables.

In addition, management adjustments to ECL were applied to reflect persisting uncertainty in certain sectors, driven by inflation, interest rate volatility and other macroeconomic risks, which were not fully captured by our models.
We continue to monitor, and seek to manage, the potential implications of all the above developments on our customers and our business. While the financial performance of our operations varied in different geographies, our balance sheet and liquidity remained strong.
> For further details on our approach to geopolitical and macroeconomic risks, see ‘Areas of special interest’ on page 61.
> For further details of our Central and other scenarios, see ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 69.
Our risk appetite
Our risk appetite defines our desired forward-looking risk profile and informs the strategic and financial planning process. It provides an objective baseline to guide strategic decision making, helping to ensure that planned business activities provide an appropriate balance of return for the risk assumed, while remaining within acceptable risk levels. Risk appetite supports senior management in allocating capital, funding and liquidity optimally to finance growth, while monitoring exposure to non-financial risks.
At 30 June 2023, our CET1 ratio and retail ECL charges were within their defined risk appetite thresholds. Wholesale ECL charges were outside of appetite, reflecting the default of several mainland China commercial real estate developer clients and a number of UK borrowers. During the first half of 2023, we enhanced the coverage of interest rate risk in the banking book within the Group’s appetite statement.

HSBC Holdings plc	25

Overview I Risk overview

Managing risk continued
Stress tests
We regularly conduct stress tests to assess the resilience of our balance sheet and our capital adequacy, as well as to provide actionable insights into how key elements of our portfolios may behave during a crisis. We use the outcomes to calibrate our risk appetite and to review the robustness of our strategic and financial plans, helping to improve the quality of management’s decision making. The results from the stress tests also drive recovery and resolution planning to help enhance the Group’s financial stability under various macroeconomic scenarios. The selection of stress scenarios is based upon the identification and assessment of our top risks, emerging risks and our risk appetite.
On 12 July 2023 the Bank of England published the Financial Stability Report, which sets out the view of its Financial Policy Committee on the UK financial system. This report incorporates the results from the 2022 annual cyclical scenario stress test of the UK banking system. The stress scenario explored the potential impacts of a global economic contraction, persistently higher inflation and interest rates in advanced economies with materially increased unemployment, and a sharp fall in asset prices. The 2022 annual cyclical scenario outcomes will be used by the Bank of England as a direct input for setting stress capital buffers.
The Bank of England judged that this 2022 annual cyclical scenario stress test did not reveal any capital inadequacies for HSBC given its balance sheet as of 30 June 2022.
Under this stress scenario, the Bank of England’s results indicated that HSBC Holdings is sufficiently capitalised, with the Group’s CET1 capital ratio on an IFRS 9 transitional basis projected to fall to a low point of 10.7%, which is above the Group’s CET1 reference rate of 7.0%. On an IFRS 9 non-transitional basis the Group’s CET1 capital ratio is projected to reach a low point of 9.9%, which is above its IFRS 9 non-transitional CET1 reference rate of 6.2%.
For the 2022 annual cyclical scenario, HSBC was asked to submit results for HSBC UK, our ring-fenced bank, on a stand-alone basis for the first time. The stand-alone results also showed that HSBC UK is sufficiently capitalised, indicating that its CET1 capital ratio on an IFRS 9 transitional basis would fall to a low point of 10.1%, above its CET1 reference rate of 6.2%. On an IFRS 9 non-transitional basis, HSBC UK’s CET1 capital ratio is projected to reach a low point of 8.9%, which is above its IFRS 9 non-transitional CET1 reference rate of 6.4%.
Both the Group’s and HSBC UK’s results incorporated strategic management actions. In practice, under such adverse economic circumstances, the Group would consider a variety of management actions depending on the prevailing circumstances at the time.
Climate stress tests
To support the requirements for assessing the impacts of climate change, we have developed a set of capabilities to execute climate stress testing and scenario analysis. These are used to help improve our understanding of our risk exposures for risk management and business decision making.
In the second half of 2022, we ran an internal climate scenario analysis to help identify challenges and opportunities to our net zero strategy, and risks posed to our business model by transition and physical risk, as well as to inform capital planning and risk appetite. The internal climate scenario analysis outcomes were used to test our capital adequacy under the internal capital adequacy assessment process, and management concluded that the Group remains adequately capitalised.
In the second half of 2023, we will run a new internal climate scenario analysis with improved models and expanded scenarios for internal use as part of our strategic planning, as well as to respond to climate stress tests for regulators such as those from the Hong Kong Monetary Authority and Central Bank of the United Arab Emirates.
> For further details of our approach to climate risk stress testing, see ‘Insights from scenario analysis’ on page 67 of our Annual Report and Accounts 2022.
Climate risk
Climate risk relates to the financial and non-financial impacts that may arise as a result of climate change and the move to a greener economy. Climate risk can impact us either directly or through our relationships with our clients. These include the potential risks arising as a result of our net zero ambition, which could lead to reputational concerns, and potential legal and/or regulatory action if we are perceived to mislead stakeholders on our business activities or if we fail to achieve our stated net zero targets. Our most material exposure to climate risk relates to corporate client financing activities and retail mortgages within our banking portfolio. We also have significant responsibilities in relation to asset ownership by our insurance business, employee pension plans and asset management business.
We seek to manage climate risk across all our businesses in line with our Group-wide risk management framework, and are incorporating climate considerations within our existing risk types.
> For further details of our approach to climate risk management, see ‘Climate risk‘ on page 221 of our Annual Report and Accounts 2022.
> For further details of our TCFD disclosures, see the ‘ESG review‘ on page 44 of our Annual Report and Accounts 2022.
Our operations
We remain committed to investing in the reliability and resilience of our IT systems and critical services, including those provided by third parties, that support all parts of our business. We do so to help protect our customers, affiliates and counterparties, and to help ensure that we minimise any disruption to services that could result in reputational, legal and regulatory consequences. In our approach to defending against these threats, we invest in business and technical controls to help us detect, manage and recover from issues in a timely manner.
We continue to focus on improving the quality and timeliness of the data used to inform management decisions, through measures such as early warning indicators, prudent active management of our risk appetite, and ensuring regular communication with our Board and key stakeholders.
We continue to make progress with the implementation of our business and risk transformation plans. We seek to manage change execution risk so we can prioritise, manage and deliver change initiatives effectively and safely, and at the scale, complexity and pace required.
> For further details on our risk management framework and risks associated with our banking and insurance manufacturing operations, see pages 133 and 142 of the Annual Report and Accounts 2022, respectively.

Top and emerging risks
Our top and emerging risks report identifies forward-looking risks so that they can be considered in determining whether any incremental action is needed to either prevent them from materialising or to limit their effect. Top risks are those that have the potential to have a material adverse impact on the financial results, reputation or business model of the Group. We actively manage and take actions to mitigate our top risks. Emerging risks are those that, while they could have a material impact on our risk profile were they to occur, are not considered immediate and are not under active management. Our suite of top and emerging risks is subject to regular review by senior governance forums. We continue to monitor closely the identified risks and ensure management actions are in place, as required.
> For further details on our top and emerging risks see pages 135 to 141 of the Annual Report and Accounts 2022.

26	HSBC Holdings plc

Risk overview

Risk	Trend	Description
Externally driven
Geopolitical and macroeconomic risks	}	Our operations and portfolios are subject to risks associated with political instability, civil unrest and military conflict, which could lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets. While global supply chain disruptions have abated, geopolitical tensions remain high and global interest rates and the uncertain economic outlook for China are nevertheless prompting a global slowdown that may affect our credit portfolio.
Technology and cybersecurity risk	}	We face a risk of service disruption or loss of data resulting from technology failures or malicious activities by internal or external threats. We continue to monitor ongoing geopolitical events and changes to the threat landscape. We operate a continuous improvement programme to help protect our technology operations and to counter a fast-evolving cyber threat environment.
Evolving regulatory environment risk	~	The regulatory and compliance risk environment is becoming increasingly complex, in part driven by heightened geopolitical tensions. Regulatory scrutiny of financial institutions following recent banking failures, alongside other regulatory priorities, may result in change requirements across the Group in the short to medium term. We continue to monitor regulatory and wider industry developments closely, engaging with regulators as appropriate.
Financial crime risk	~	We are exposed to financial crime risk from our customers, staff and third parties engaging in criminal activity. The financial crime risk environment continues to evolve, due to increasingly complex geopolitical challenges, the macroeconomic outlook, evolving sanctions regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud. As a result, we will continue to face the possibility of regulatory enforcement and reputational risk.
Ibor transition risk	Ä	We remain exposed to regulatory compliance, legal and resilience risks as contracts transition away from the remaining demising Ibor benchmarks to new reference rates. We continue to consider the fairness of client outcomes, our compliance with regulatory expectations and the operation of our systems and processes. The key risks have diminished as the majority of contracts in the remaining demising Ibors, specifically US dollar Libor, have been successfully transitioned.
Environmental, social and governance (‘ESG’) risks	~	We are subject to ESG risks relating to climate change, nature and human rights. These risks have increased owing to the pace and volume of regulatory developments globally, and due to stakeholders placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. Failure to meet these evolving expectations may result in financial and non-financial costs, including adverse reputational consequences.
Digitalisation and technological advances	~	Developments in technology and changes in regulations have enabled new entrants to the banking industry, and new products and services offered by competitors. This challenges us to continue to innovate with new digital capabilities to best serve our customers by adapting our products, and to attract and retain customers and colleagues. Along with opportunities, new technology can introduce risks. We continue to ensure these are understood and managed with appropriate controls.
Internally driven
Risks associated with workforce capability, capacity and environmental factors with potential impact on growth	}	Our businesses, functions and geographies are exposed to risks associated with employee retention and talent availability, and compliance with employment laws and regulations. While high employee attrition has eased generally, some markets continue to experience heightened inflation, turnover and labour market difficulties. We monitor hiring activities and levels of employee attrition, and each business and function has workforce plans in place to aim to ensure effective workforce forecasting to meet business demands.
Risks arising from the receipt of services from third parties	}	We procure goods and services from a range of third parties. It is critical that we have appropriate risk management policies and processes to select and govern third parties, including third parties’ supply networks, particularly for key activities that could affect our operational resilience. Any deficiency in the management of risks associated with our third parties could affect our ability to support our customers and meet regulatory expectations.
Model risk	~	Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-financial contexts, as well as in a range of business applications. Evolving regulatory requirements are driving material changes to the way model risk is managed across the banking industry, with particular focus on capital models. New technologies including generative artificial intelligence (‘AI’) and large language models utilising AI are driving a need for enhanced model risk controls.
Data risk	}	We use data to serve our customers and run our operations, often in real-time within digital experiences and processes. If our data is not accurate and timely, our ability to serve customers, operate with resilience or meet regulatory requirements could be impacted. We need to ensure that non-public data is kept confidential, and that we comply with the growing number of regulations that govern data privacy and cross-border movement of data.
Change execution risk	}	Failure to effectively prioritise, manage and/or deliver transformation across the organisation impacts our ability to achieve our strategic objectives. We aim to monitor, manage and oversee change execution risk to ensure our change portfolios and initiatives continue to deliver the right outcomes for our customers, people, investors and communities.
~ Risk heightened during the first half of 2023 Ä Risk decreased during the first half of 2023 } Risk remained at the same level as 2022

HSBC Holdings plc	27

Financial summary

Financial summary
Contents

28	Changes to presentation from 1 January 2023
28	Use of alternative performance measures
29	Summary consolidated income statement
30	Distribution of results by global business and legal entity
31	Income statement commentary
31	Net interest income
34	Tax expense
35	Summary consolidated balance sheet
37	Balance sheet commentary compared with 31 December 2022
Changes to presentation from 1 January 2023
Changes to our reporting framework
On 1 January 2023, we updated our financial reporting framework. We no longer report ‘adjusted’ results, which exclude the impact of both foreign currency translation differences and significant items. Instead, we compute constant currency performance by adjusting comparative reported results only for the effects of foreign currency translation differences between the relevant periods. This will enable users to understand the impact of foreign currency translation differences on the Group’s performance. We separately disclose ‘notable items‘, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature. While our primary segmental reporting by global business remains unchanged, effective from 1 January 2023, the Group changed the supplementary presentation of results from geographical regions to main legal entities to better reflect the Group’s structure.
IFRS 17 ‘Insurance Contracts’
On 1 January 2023, HSBC adopted IFRS 17 ‘Insurance Contracts’. As required by the standard, the Group applied the requirements retrospectively with comparative data previously published under IFRS 4 ‘Insurance Contracts’ restated from the 1 January 2022 transition date. Under IFRS 17 there is no present value of in-force business (‘PVIF’) asset recognised up front. Instead the measurement of the insurance contract liability takes into account fulfilment cash flows and a contractual service margin (‘CSM’) representing the unearned profit. In contrast to the Group’s previous IFRS 4 accounting where profits are recognised up front, under IFRS 17 they are deferred and systematically recognised in revenue as services are provided over the life of the contract. The CSM also includes attributable cost, which had previously been expensed as incurred and which is now incorporated within the insurance liability measurement and recognised over the life of the contract.
In conjunction with the implementation of IFRS 17, the Group has made use of the option to re-designate to fair value through profit or loss assets that were previously held at amortised cost totalling $55.1bn, and assets previously held at fair value through other comprehensive income totalling $1.1bn. The re-designation of amortised cost assets generated a net increase to assets of $4.9bn because the fair value measurement on transition was higher than the previous amortised cost carrying amount.
The impact of the transition was a reduction of $0.7bn on the Group’s 1H22 reported revenue and a reduction of $0.4bn on 1H22 reported profit before tax. The Group’s total equity at 1 January 2022 reduced by $10.5bn to $196.3bn on the transition, and tangible equity reduced by $2.4bn to $155.8bn. For further details of our adoption of IFRS 17, see our Report on Transition to IFRS 17 ‘Insurance Contracts’ at www.hsbc.com/investors and Note 16 ‘Effects of adoption of IFRS 17’ on page 135.

Cost target
At our full-year 2022 results, we set a target for our ‘adjusted‘ operating expenses of approximately 3% growth for 2023 compared with 2022. While our new reporting framework no longer presents ‘adjusted‘ results, we make an exception for operating expenses, where we will adjust reported results for notable items and the period-on-period effects of foreign currency translation differences. We also exclude the impact of re-translating comparative period financial information at the latest rates of foreign exchange in hyperinflationary economies, which we consider to be outside of our control, and the incremental costs associated with our acquisition of SVB UK and related international investments. We consider that this target basis operating expense measure provides useful information to investors by quantifying and excluding the items that management considered separately when setting and assessing cost-related targets.
Resegmentation
In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our Global Banking customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly. Similar smaller transfers from GBM to CMB were also undertaken within our entities in Australia and Indonesia, where comparative data have not been re-presented.
Use of alternative performance measures
Our reported results are prepared in accordance with IFRSs as detailed in the interim condensed financial statements starting on page 106.
To measure our performance, we supplement our IFRSs figures with non-IFRSs measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors that distort period-on-period comparisons. The ‘constant currency performance’ measure used in this report is described below. Definitions and calculations of other alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 57. All alternative performance measures are reconciled to the closest reported performance measure.
The global business segmental results are presented on a constant currency basis in accordance with IFRS 8 ‘Operating Segments’ as detailed in Note 5: ‘Segmental analysis’ on page 116.
Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons.
We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance.
Notable items
We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
The tables on pages 39 to 40 and pages 51 to 54 detail the effects of notable items on each of our global business segments, legal entities and selected countries/territories in 1H23 and 1H22.

28	HSBC Holdings plc

Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies during 2023.
We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business.
Foreign currency translation differences for the half-year to 30 June 2023 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
–the income statement for the half-year to 30 June 2022 at the average rate of exchange for the half-year to 30 June 2023; and
–the balance sheets at 30 June 2022 and 31 December 2022 at the prevailing rates of exchange on 30 June 2023.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentina subsidiaries have not been adjusted further for the impacts of hyperinflation. Since 1 June 2022, Türkiye has been deemed a hyperinflationary economy for accounting purposes. HSBC has an operating entity in Türkiye and the constant currency data have not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Summary consolidated income statement

	Half-year to1
	30 Jun	30 Jun
	2023	2022
	$m	$m
Net interest income	18,264	13,385
Net fee income	6,085	6,228
Net income from financial instruments held for trading or managed on a fair value basis	8,112	4,856
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	4,304	(11,849)
Insurance finance income/(expense)	(4,234)	11,773
Insurance service result	524	370
Gain on acquisitions[2]	1,507	—
Reversal of impairment loss relating to the planned sale of our retail banking operations in France[3]	2,130	—
Other operating income	184	(218)
Net operating income before change in expected credit losses and other credit impairment charges[4]	36,876	24,545
Change in expected credit losses and other credit impairment charges	(1,345)	(1,087)
Net operating income	35,531	23,458
Total operating expenses	(15,457)	(16,127)
Operating profit	20,074	7,331
Share of profit in associates and joint ventures	1,583	1,449
Profit before tax	21,657	8,780
Tax (charge)/credit	(3,586)	151
Profit for the period	18,071	8,931
Attributable to:
– ordinary shareholders of the parent company	16,966	7,966
– other equity holders	542	626
– non-controlling interests	563	339
Profit for the period	18,071	8,931
	$	$
Basic earnings per share	0.86	0.40
Diluted earnings per share	0.86	0.40
Dividend per ordinary share (paid in the period)[5]	0.33	0.18
	%	%
Post-tax return on average total assets (annualised)	1.2	0.6
Return on average ordinary shareholders’ equity (annualised)	20.8	9.9
Return on average tangible equity (annualised)	22.4	10.6

1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2    Provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3    Reversal of the $2.1bn impairment loss relating to the planned sale of our retail banking operations in France, which is no longer classified as held for sale.
4 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
5    The $0.33 dividend paid during the period consisted of a second interim dividend of $0.23 per ordinary share in respect of the financial year ended 31 December 2022 paid in April 2023 and a first interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2023.

HSBC Holdings plc	29

Financial summary

Distribution of results by global business and legal entity

Distribution of results by global business
	Half year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
Constant currency revenue[1]
Wealth and Personal Banking	16,200	10,058
Commercial Banking[2]	12,216	7,055
Global Banking and Markets[2]	8,501	7,459
Corporate Centre	(41)	(925)
Total	36,876	23,647
Constant currency profit/(loss) before tax
Wealth and Personal Banking	8,592	2,487
Commercial Banking[2]	7,939	3,432
Global Banking and Markets[2]	3,580	2,692
Corporate Centre	1,546	(207)
Total	21,657	8,404
1    Constant currency net operating income before change in expected credit losses and other credit impairment charges including the effects of foreign currency translation differences, also referred to as constant currency revenue.
2    In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

Distribution of results by legal entity
	Half year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
Reported profit/(loss) before tax
HSBC UK Bank plc	4,791	2,270
HSBC Bank plc	3,498	252
The Hongkong and Shanghai Banking Corporation Limited	10,917	5,734
HSBC Bank Middle East Limited	673	378
HSBC North America Holdings Inc.	701	424
HSBC Bank Canada	475	385
Grupo Financiero HSBC, S.A. de C.V.	436	239
Other trading entities[1]	1,282	532
– of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	420	264
– of which: Saudi Awwal Bank	272	117
Holding companies, shared service centres and intra-Group eliminations	(1,116)	(1,434)
Total	21,657	8,780
Constant currency profit/(loss) before tax
HSBC UK Bank plc	4,791	2,159
HSBC Bank plc	3,498	295
The Hongkong and Shanghai Banking Corporation Limited	10,917	5,531
HSBC Bank Middle East Limited	673	379
HSBC North America Holdings Inc.	701	423
HSBC Bank Canada	475	363
Grupo Financiero HSBC, S.A. de C.V.	436	267
Other trading entities[1]	1,282	455
– of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	420	198
– of which: Saudi Awwal Bank	272	117
Holding companies, shared service centres and intra-Group eliminations	(1,116)	(1,468)
Total	21,657	8,404
1    Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. Supplementary analysis is provided on page 56 for a fuller picture of the Middle East, North Africa and Türkiye (‘MENAT’) regional performance.

30	HSBC Holdings plc

Income statement commentary
For further financial performance data of our global business segments, see pages 39 to 48. For further financial performance data by major legal entity, see pages 49 to 55.

Net interest income

	Half-year to		Quarter to
	30 Jun	30 Jun	30 Jun	31 Mar	30 Jun
	2023	2022	2023	2023	2022
	$m	$m	$m	$m	$m
Interest income	46,955	19,788	24,863	22,092	10,643
Interest expense	(28,691)	(6,403)	(15,558)	(13,133)	(3,733)
Net interest income	18,264	13,385	9,305	8,959	6,910
Average interest-earning assets	2,162,662	2,174,796	2,172,324	2,152,893	2,148,983
	%	%	%	%	%
Gross interest yield[1]	4.38	1.83	4.59	4.16	1.99
Less: gross interest payable[1]	(3.12)	(0.71)	(3.33)	(2.91)	(0.83)
Net interest spread[2]	1.26	1.12	1.26	1.25	1.16
Net interest margin[3]	1.70	1.24	1.72	1.69	1.29
1    Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2    Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing liabilities.
3    Net interest margin is net interest income expressed as an annualised percentage of AIEA.
Banking net interest income
Banking net interest income is defined as Group net interest income after deducting:
–the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’, also referred to as ‘trading and fair value income’. These funding costs reflect proxy overnight or term interest rates as applied by internal funds transfer pricing;
–the funding cost of foreign exchange swaps in Markets Treasury, where an offsetting income or loss is recorded in trading and fair value income. These instruments are used to manage foreign currency deployment and funding in our entities; and
–third-party net interest income in our insurance business.
In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in GBM in ‘net income from financial instruments held for trading or managed on a fair value basis’. On consolidation, this funding is eliminated in Corporate Centre, resulting in an increase in the funding cost reported in net interest income with an equivalent offsetting increase in ‘net income from financial instruments held for trading or managed on a fair value basis’ in this segment. During 2Q23 we implemented a consistent reporting approach across the 14 most material entities that contribute to our trading and fair value net assets, which resulted in an increase to the 1H23 associated funding costs reported through the intersegment elimination in Corporate Centre of approximately $0.4bn, recognised in 2Q23. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in net interest income.
The internally allocated funding cost of $3.8bn, which was incurred in 1H23 to generate trading and fair value income, related to trading, fair value and associated net asset balances predominantly in GBM. At 30 June 2023, these stood at approximately $130bn. We expect these centrally allocated funding costs to be at least $7bn in 2023.

	Half-year to		Quarter to
	30 Jun	30 Jun	30 Jun	31 Mar	30 Jun
	2023	2022	2023	2023	2022
	$bn	$bn	$bn	$bn	$bn
Net interest income	18.3	13.4	9.3	9.0	6.9
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	3.8	0.4	2.4	1.4	0.3
Third-party net interest income from insurance	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)
Banking net interest income	21.9	13.6	11.6	10.3	7.1

Summary of interest income by type of asset
	Half-year to						Full-year to
	30 Jun 2023			30 Jun 2022			31 Dec 2022
	Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%	$m	$m	%
Short-term funds and loans and advances to banks	425,103	6,961	3.30	457,709	1,344	0.59	445,657	5,577	1.25
Loans and advances to customers	954,171	22,747	4.81	1,054,657	13,848	2.65	1,022,320	32,543	3.18
Reverse repurchase agreements – non-trading	239,945	6,173	5.19	228,231	1,093	0.97	231,058	4,886	2.11
Financial investments	382,384	7,378	3.89	384,368	2,838	1.49	372,702	7,704	2.07
Other interest-earning assets	161,059	3,696	4.63	49,831	665	2.69	72,017	2,116	2.94
Total interest-earning assets	2,162,662	46,955	4.38	2,174,796	19,788	1.83	2,143,754	52,826	2.46

HSBC Holdings plc	31

Financial summary

Summary of interest expense by type of liability
	Half-year to						Full-year to
	30 Jun 2023			30 Jun 2022			31 Dec 2022
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%	$m	$m	%
Deposits by banks[1]	61,901	1,117	3.64	82,232	195	0.48	75,739	770	1.02
Customer accounts[2]	1,317,536	14,722	2.25	1,369,088	2,834	0.42	1,342,342	10,903	0.81
Repurchase agreements – non-trading	134,936	4,550	6.80	122,883	584	0.96	118,308	3,085	2.61
Debt securities in issue – non-trading	181,682	5,199	5.77	182,067	2,053	2.27	179,776	5,608	3.12
Other interest-bearing liabilities	157,218	3,103	3.98	70,948	737	2.10	87,965	2,083	2.37
Total interest-bearing liabilities	1,853,273	28,691	3.12	1,827,218	6,403	0.71	1,804,130	22,449	1.24
1    Including interest-bearing bank deposits only.
2    Including interest-bearing customer accounts only.
Net interest income (‘NII’) for 1H23 was $18.3bn, an increase of $4.9bn or 36% compared with 1H22. This reflected higher average market interest rates across the major currencies compared with 1H22.
Excluding the unfavourable impact of foreign currency translation differences, NII increased by $5.4bn or 42%.
NII for 2Q23 was $9.3bn, up 35% compared with 2Q22, and up 4% compared with 1Q23. This was driven by the impact of higher market interest rates across our asset book, notably in the UK and our main legal entities in Asia. This was partly offset by higher funding costs across our liability book, which included the impact of deposit migration mainly in our main legal entities in Asia and Europe.
We have introduced a new banking net interest income metric, which is derived by deducting the centrally allocated funding cost to generate trading and fair value income. These funding costs were $3.8bn in 1H23, an increase of $3.4bn compared with 1H22. Banking net interest income also deducts third-party net interest income related to our insurance business, which was $0.2bn in 1H23, broadly stable compared with 1H22.
In 1H23, banking net interest income of $21.9bn was up $8.3bn or 61% compared with 1H22. The growth in banking net interest income was in all of our global businesses, mainly in WPB (up $3.6bn), reflecting wider margins and growth in mortgages and unsecured lending, excluding the impact of transfers to held for sale. It also grew in CMB (up $3.3bn) and GBM (up $1.4bn), notably from wider deposit margins in Global Payments Solutions.
Net interest margin (‘NIM’) of 1.70% was 46 basis points (‘bps’) higher compared with 1H22, as the rise in the yield on AIEA of 254bps was partly offset by the rise in the funding cost of average interest-bearing liabilities of 242bps. The increase in NIM in 1H23 included the unfavourable impact of foreign currency translation differences. Excluding this, NIM increased by 48bps.
NIM for 2Q23 was 1.72%, up 43bps year-on-year, and up 3bps compared with the previous quarter, predominantly driven by the impact of higher market interest rates.
Interest income of $47bn increased by $27.2bn, compared with 1H22. This was primarily due to higher average interest rates, partly offset by a reduction in term lending of $41bn, predominantly in our main legal entities in Asia and Europe, and a reduction in central bank placements of $38bn, notably in our main legal entities in the UK and the US. The central bank placements declined due to the reduction in deposit balances. The change in interest income included $0.9bn from the adverse effect of foreign currency translation differences. Excluding this, interest income increased by $28.1bn.
Interest income of $24.9bn in 2Q23 was up $14.2bn compared with 2Q22, and up $2.8bn compared with 1Q23. This was predominantly driven by the impact of higher market interest rates, partly offset by a reduction in term lending and central bank placements.

Interest expense of $28.7bn increased by $22.3bn or 348% compared with 1H22. This reflected an increase in funding costs of 242bps, mainly due to the impact of higher interest rates on our liabilities. In addition, money market deposits increased by $42bn and ‘repurchase agreements – non-trading’ balances rose by $12bn, mainly in Asia, compounded by the impact of deposit migration, notably in Asia and Europe. The rise in interest expense included the favourable effects of foreign currency translation differences of $0.3bn. Excluding this, interest expense increased by $22.6bn.
Interest expense of $15.6bn in 2Q23 was up $11.8bn compared with 2Q22, and up $2.5bn compared with 1Q23. This was predominantly driven by the impact of higher market interest rates, and the impact of deposit migration.
Net fee income of $6.1bn was $0.1bn lower than in 1H22, and included a $0.1bn adverse impact from foreign currency translation differences. On a constant currency basis, net fee income was broadly unchanged as an increase in CMB was largely offset by a reduction in GBM.
In CMB, fee income grew, mainly in cards and account services as customer activity increased.
In GBM, fee income fell in broking income in our main entities in Europe and Hong Kong, and corporate finance income was lower in Europe and the US as clients’ refinancing activities fell. These reductions were mitigated by growth in underwriting fees in Europe due to the completion of a number of debt capital markets deals in 1H23.
In WPB, fee income was broadly stable, excluding the impact of foreign currency translation differences. Income from broking and funds under management fell, notably in Hong Kong, reflecting weaker equity markets and muted customer sentiment. This reduction was partly offset by higher cards income, notably in our main entity in Hong Kong and also in Mexico, as customer spending increased. The growth in cards activity resulted in a rise in fee expense.
Net income from financial instruments held for trading or managed on a fair value basis of $8.1bn was $3.3bn higher. There was a favourable movement on non-qualifying hedges in Corporate Centre of $0.3bn due to the non-recurrence of fair value losses in 1H22, and higher income in CMB, reflecting increased collaboration revenue with GBM, mainly in Global Foreign Exchange.
In GBM, trading and fair value income fell by $0.7bn, which was inclusive of an increase of $3.4bn relating to internally allocated funding costs. Trading activity decreased in Equities, as customer demand was muted, although this was partly offset by Global Debt Markets and Global Foreign Exchange.

Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss of $4.3bn compared with a net expense of $11.8bn in 1H22. This increase was mainly in Hong Kong and France, primarily reflecting favourable fair value movements on both debt and equity securities in the portfolio.
This favourable movement resulted in a corresponding movement in insurance finance expense, which has an offsetting impact for the related liabilities to policyholders.
Insurance finance expense of $4.2bn compared with an income of $11.8bn in 1H22, reflecting the impact of investment returns on underlying assets on the value of liabilities to policyholders, which moves inversely with ‘net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’.

32	HSBC Holdings plc

Insurance service result of $0.5bn increased by $0.2bn compared with 1H22, primarily due to an increase in the release of the contractual service margin (‘CSM’). This primarily reflected a higher CSM balance from higher new business written, favourable experience variances and updates to lapse rate assumptions, as well as the impact of interest rates on the CSM duration profile. The increase also reflected a reduction in losses from onerous contracts.
Under IFRS 17, the measurement of the insurance contract liability takes into account fulfilment cash flows and a CSM representing the unearned profit. In contrast to the Group’s previous IFRS 4 accounting where profits are recognised up front, under IFRS 17 they are deferred and systematically recognised in revenue as services are provided over the life of the contract. The CSM also includes attributable cost, which had previously been expensed as incurred and which is now incorporated within the insurance liability measurement and recognised over the life of the contract.
Gain on acquisitions of $1.5bn related to the provisional gain recognised in respect of the acquisition of Silicon Valley Bank UK Limited in 1Q23.
Reversal of impairment loss relating to the planned sale of our retail banking operations in France was $2.1bn, as the sale became less certain during 1Q23. In June, we agreed new terms for the sale of these operations that will involve HSBC retaining a portfolio of home and other loans. The parties are aiming to complete the transaction on 1 January 2024, subject to information and consultation processes with respective works councils and regulatory approvals, with an estimated pre-tax loss of up to $2.2bn expected to be recognised in the second half of 2023 upon reclassification to held for sale.
Change in expected credit losses and other credit impairment charges (‘ECL’) of $1.3bn were $0.3bn higher than in 1H22.
The 1H23 charge included stage 3 charges of $1.1bn. There were charges of $0.3bn related to the commercial real estate sector in mainland China and charges in CMB in the UK. The 1H23 charge reflected a more stable outlook in most markets, although inflationary pressures remain.
In 1H22, ECL included charges of $0.3bn relating to the commercial real estate sector in mainland China, as well as Russia-related exposures. It also included additional stage 1 and stage 2 allowances to reflect heightened levels of economic uncertainty and inflationary pressures, in part offset by the release of most of our remaining Covid-19-related allowances.
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of economic scenarios and management judgemental adjustments, see pages 69 to 77.

Operating expenses
	Half-year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
Gross employee compensation and benefits	9,433	9,326
Capitalised wages and salaries	(479)	(430)
Property and equipment	2,047	2,419
Amortisation and impairment of intangibles	809	822
Legal proceedings and regulatory matters	56	94
Other operating expenses[1]	3,591	3,896
Reported operating expenses	15,457	16,127
Currency translation		(595)
Constant currency operating expenses	15,457	15,532
1    Other operating expenses includes professional fees, contractor costs, transaction taxes, marketing and travel. The decrease was driven by favourable currency translation differences and lower restructuring and other related costs following the completion of our cost-saving programme at the end of 2022.

Staff numbers (full-time equivalents)
	At
	30 Jun	30 Jun	31 Dec
	2023	2022	2022
Global businesses
Wealth and Personal Banking	129,188	127,638	128,764
Commercial Banking	46,006	44,183	43,640
Global Banking and Markets	46,247	46,624	46,435
Corporate Centre	323	421	360
Total staff numbers	221,764	218,866	219,199
Operating expenses of $15.5bn were $0.7bn or 4% lower than in 1H22, mainly due to the non-recurrence of restructuring and other related costs of $1.1bn, following the completion of our cost-saving programme, which concluded at the end of 2022. The reduction also included a $0.2bn impact from the reversal of historical asset impairments, the impact of our continued cost discipline and favourable foreign currency translation differences between the periods of $0.6bn.
These factors were partly offset by higher technology spend of $0.5bn, an increase in our performance-related pay accrual of $0.2bn and severance payments of $0.2bn. Our operating expenses also rose due to the impact of higher inflation and incremental costs following our acquisition of SVB UK.
We continue to target operating expense growth of approximately 3% for 2023, excluding the impact of foreign currency translation differences, notable items and the impact of retranslating the 2022 results of hyperinflationary economies at constant currency. Our target also excludes the impact of our acquisition of SVB UK, and the related investments internationally, which are expected to add approximately 1% to the Group‘s operating expenses.
While we remain committed to disciplined cost management, we expect continued pressure from persistently high levels of inflation. In addition, the impact of the proposed special assessment from the

HSBC Holdings plc	33

Financial summary

Federal Deposit Insurance Corporation in the US is not expected to be known until the second half of the year.
The number of employees expressed in full-time equivalent staff (‘FTEs’) at 30 June 2023 was 221,764, an increase of 2,565 from 31 December 2022. Additionally, the number of contractors at 30 June 2023 was 5,198, a decrease of 849 from 31 December 2022.

Share of profit in associates and joint ventures of $1.6bn was $0.1bn or 9% higher, reflecting an increase in the share of profit from
Saudi Awwal Bank (‘SAB’) and Bank of Communications Co., Limited (‘BoCom’).
In relation to BoCom, we continue to be subject to a risk of impairment in the carrying value of our investment. We have performed an impairment test on the carrying amount of our investment and confirmed there was no impairment at 30 June 2023. For further details of our impairment review process, see Note 10 on the interim condensed financial statements.

Tax expense

Tax
	Half-year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
Tax (charge)/credit
Reported	(3,586)	151
Currency translation		76
Constant currency tax (charge)/credit	(3,586)	227

Notable items
	Half-year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
Tax
Tax (charge)/credit on notable items	(500)	242
Recognition of losses	—	2,082
Uncertain tax positions	427	(317)

Tax in 1H23 was a charge of $3.6bn, representing an effective tax rate of 16.6%. The effective tax rate for 1H23 was reduced by 1.9 percentage points by the non-taxable provisional gain recognised on the acquisition of SVB UK and by 2.0 percentage points by the release of provisions for uncertain tax positions. A deferred tax charge of $0.4bn was recorded on the temporary difference in tax and accounting treatment relating to the planned sale of our retail banking operations in France. The resulting deferred tax liability will reverse upon classification as held for sale.

Tax in 1H22 was a credit of $151m. This was mainly due to a $2.1bn credit arising from the recognition of a deferred tax asset on historical tax losses of HSBC Holdings as a result of improved profit forecasts for the UK tax group and a charge of $0.3bn for uncertain tax positions. Excluding these items, the effective tax rate for 1H22 was 18.4%.

34	HSBC Holdings plc

Summary consolidated balance sheet

	At1
	30 Jun	31 Dec
	2023	2022
	$m	$m
Assets
Cash and balances at central banks	307,733	327,002
Trading assets	255,387	218,093
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	104,303	100,101
Derivatives	272,595	284,159
Loans and advances to banks	100,921	104,475
Loans and advances to customers	959,558	923,561
Reverse repurchase agreements – non-trading	258,056	253,754
Financial investments	407,933	364,726
Assets held for sale	95,480	115,919
Other assets	279,510	257,496
Total assets	3,041,476	2,949,286
Liabilities and equity
Liabilities
Deposits by banks	68,709	66,722
Customer accounts	1,595,769	1,570,303
Repurchase agreements – non-trading	170,110	127,747
Trading liabilities	81,228	72,353
Financial liabilities designated at fair value	139,618	127,321
Derivatives	269,560	285,762
Debt securities in issue	85,471	78,149
Insurance contract liabilities	115,756	108,816
Liabilities of disposal groups held for sale	87,241	114,597
Other liabilities	236,363	212,319
Total liabilities	2,849,825	2,764,089
Equity
Total shareholders’ equity	184,170	177,833
Non-controlling interests	7,481	7,364
Total equity	191,651	185,197
Total liabilities and equity	3,041,476	2,949,286
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

HSBC Holdings plc	35

Financial summary

Selected financial information
	At
	30 Jun	31 Dec
	2023	2022
	$m	$m
Called up share capital	10,073	10,147
Capital resources[1]	170,021	162,423
Undated subordinated loan capital	918	1,967
Preferred securities and dated subordinated loan capital[2]	32,810	29,921
Risk-weighted assets	859,545	839,720
Total shareholders’ equity	184,170	177,833
Less: preference shares and other equity instruments	(19,392)	(19,746)
Total ordinary shareholders’ equity	164,778	158,087
Less: goodwill and intangible assets (net of tax)	(11,544)	(11,160)
Tangible ordinary shareholders’ equity	153,234	146,927
Financial statistics
Loans and advances to customers as a percentage of customer accounts (%)	60.1	58.8
Average total shareholders’ equity to average total assets (%)	5.91	5.98
Net asset value per ordinary share at period end ($)[3]	8.44	8.01
Tangible net asset value per ordinary share at period end ($)[4]	7.84	7.44
Tangible net asset value per fully diluted ordinary share at period end ($)	7.79	7.39
Number of $0.50 ordinary shares in issue (millions)	20,147	20,294
Basic number of $0.50 ordinary shares outstanding (millions)	19,534	19,739
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,679	19,876
Closing foreign exchange translation rates to $:
$1: £	0.786	0.830
$1: €	0.915	0.937
1    Capital resources are total regulatory capital, the calculation of which is set out on page 95.
2    Including perpetual preferred securities.
3    The definition of net asset value per ordinary share is total shareholders‘ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.
4    The definition of tangible net asset value per ordinary share is total ordinary shareholder’s equity excluding goodwill and other intangible assets (net of deferred tax), divided by the number of basic ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.
A more detailed consolidated balance sheet is contained in the interim condensed financial statements on page 108.

Combined view of customer lending and customer deposits
	At
	30 June	31 Dec
	2023	2022
	$m	$m
Loans and advances to customers	959,558	923,561
–of which HSBC Innovation Bank Limited (formerly SVB UK)	7,040	—
Loans and advances to customers of disposal groups reported in ‘Assets held for sale’	59,210	80,576
–banking business in Canada	55,932	55,197
–retail banking operations in France	—	25,029
–other	3,278	350
Non-current assets held for sale[1]	659	112
Combined customer lending	1,019,427	1,004,249
Currency translation	—	15,070
Combined customer lending at constant currency	1,019,427	1,019,319
Customer accounts	1,595,769	1,570,303
–of which HSBC Innovation Bank Limited (formerly SVB UK)	7,220	—
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	66,154	85,274
–banking business in Canada	59,813	60,606
–retail banking operations in France	—	22,348
–other	6,341	2,320
Combined customer deposits	1,661,923	1,655,577
Currency translation	—	24,227
Combined customer deposits at constant currency	1,661,923	1,679,803
1    Largely relates to US commercial real estate loans classified as held for sale at 30 June 2023.

36	HSBC Holdings plc

Balance sheet commentary compared with 31 December 2022
At 30 June 2023, our total assets were $3.0tn, an increase of $92bn or 3% on a reported basis, and $46bn or 2% on a constant currency basis.
Our asset base included higher financial investments as we increased our holdings of treasury bills and debt securities, and a rise in trading assets in HSBC Bank plc and Hong Kong. In addition, there was growth in loans and advances to customers due to reclassifications from ’assets held for sale’, while higher other assets reflected seasonal reductions in settlement accounts at 31 December 2022. These increases were partly offset by reductions in cash and balances at central banks and lower derivative assets.
Our ratio of loans and advances to customers as a percentage of customer accounts of 60% was broadly in line with 31 December 2022.
Assets
Cash and balances at central banks decreased by $19bn or 6%, mainly in HSBC UK due to a fall in customer accounts and an increase in financial investments, and in HSBC Bank plc as we manage liquidity in the context of developing market conditions. This was partly offset by favourable foreign currency translation differences of $11bn.
Trading assets rose by $37bn or 17%, reflecting an increase in holdings of debt and equity securities, particularly in our main legal entities in Europe and Hong Kong.
Derivative assets decreased by $12bn or 4%, reflecting a reduction in foreign exchange contracts, mainly in HSBC Bank plc, as a result of lower client demand and foreign exchange rate movements. This was partly offset by favourable foreign currency translation differences of $11bn. The decrease in derivative assets was consistent with the fall in derivative liabilities, as the underlying risk is broadly matched.
Loans and advances to customers of $1.0tn were $36bn higher on a reported basis. This included:
–a favourable impact from foreign currency translation differences of $13bn;
–an increase from the reclassification of $26bn of lending balances, on a constant currency basis, that were classified as ‘assets held for sale’ at 31 December 2022 relating to the planned sale of our retail banking operations in France;
–an increase in lending balances through the acquisition of SVB UK of $7bn; and
–a decrease from the classification of $3bn of lending balances to ‘assets held for sale’ relating to the planned merger of our business in Oman.
Excluding these factors, customer lending balances were $7bn lower, reflecting the following movements:
Customer lending balances decreased in GBM by $12bn, including the transfer of a portfolio of Global Banking clients to CMB in our legal entities in Australia and Indonesia. The reduction also reflected lower term lending, mainly in our legal entities in Hong Kong (down $4bn) and HSBC Bank plc (down $3bn), reflecting muted demand and repayments.
In CMB, customer lending was $2bn lower, reflecting a decrease in term lending balances, notably in our main legal entities in Hong Kong and the UK. This was partly offset by the transfer of a portfolio of Global Banking clients to CMB referred to above and an increase in overdraft balances, primarily in HSBC Bank plc and HSBC UK.
In WPB, customer lending balances increased by $8bn, mainly from higher mortgage balances, notably in our legal entities in Hong Kong (up $4bn), the UK (up $1bn), Mexico (up $1bn) and Australia (up $1bn).
Financial investments increased by $43bn or 12%, mainly as we increased our holdings of treasury bills and debt securities in most of our key legal entities, notably in Hong Kong and Europe.
Assets held for sale decreased by $20bn or 18%, from the reclassification of asset balances from ‘assets held for sale‘ relating to the planned sale of retail banking operations in France, partly offset by the transfer of asset balances in Oman into ‘assets held for sale’.
Other assets grew by $22bn or 9%, primarily due to an increase of $18bn in settlement accounts in HSBC Bank plc, from higher trading activity, compared with the seasonal reduction in December 2022.
Liabilities
Customer accounts of $1.6tn increased by $25bn on a reported basis. This included:
–a favourable impact from foreign currency translation differences of $22bn;
–an increase from the reclassification of $23bn of customer account balances, on a constant currency basis, that were classified as ‘liabilities of disposal groups held for sale’ at 31 December 2022 relating to the planned sale of our retail banking operations in France;
–an increase in customer accounts through the acquisition of SVB UK of $7bn; and
–a decrease from the classification of $5bn of customer account balances to ‘liabilities of disposal groups held for sale’ relating to the planned merger of our business in Oman.
Excluding these factors, customer accounts were $22bn lower, reflecting the following movements:
In GBM, customer accounts were $16bn lower, including the transfer of a portfolio of Global Banking clients to CMB in our legal entities in Australia and Indonesia. The reduction also reflected lower interest-bearing and non-interest-bearing balances, notably in HSBC Bank plc and in our main legal entities in Hong Kong and the US.
In CMB, customer accounts decreased by $4bn, reflecting net outflows in HSBC UK and in our main legal entity in Hong Kong. These reductions were partly offset by the transfer of a portfolio of Global Banking clients to CMB referred to above and growth in our main legal entity in the US.
Customer accounts decreased in WPB by $2bn, primarily driven by a reduction in HSBC UK of $9bn, reflecting higher cost of living and competitive pressures. They also fell in Hong Kong (down $3bn) and the US (down $3bn). These reductions were partly offset by growth in a number of other markets, notably HSBC Bank plc and Singapore.
Financial liabilities designated at fair value increased by $12bn or 10%, primarily due to an increase in debt securities in issue, together with the reclassification of liability balances from ‘liabilities of disposal groups held for sale’ relating to the planned sale of our retail banking operations in France.
Repurchase agreements – non trading increased by $42bn or 33%, primarily in our main legal entities in Hong Kong, Europe and the US as client demand increased.
Derivative liabilities decreased by $16bn or 6%, which is consistent with the decrease in derivative assets, since the underlying risk is broadly matched.
Liabilities of disposal groups held for sale decreased by $27bn or 24%, notably from the reclassification of liability balances from ‘liabilities of disposal groups held for sale’ relating to the planned sales of our retail banking operations in France, partly offset by the transfer of liability balances in Oman into ‘liabilities of disposal groups held for sale’.
Other liabilities increased by $24bn or 11%, notably from a rise of $23bn in settlement accounts in our main legal entities in Europe, Hong Kong, Mexico and the US from an increase in trading activity, compared with the seasonal reduction in December 2022.
Equity
Total shareholders’ equity, including non-controlling interests, increased by $6bn or 3% compared with 31 December 2022.
Profits generated of $18bn were partly offset by dividends paid of $8bn and the impact of our up to $2bn share buy-back announced at our 1Q23 results in May 2023, as well as net losses through other comprehensive income (‘OCI’) of $1bn and other movements of $1bn.

HSBC Holdings plc	37

Financial summary

Financial investments
As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity.
At 30 June 2023, we had recognised a cumulative unrealised loss reserve through other comprehensive income of $6.5bn, of which a pre-tax unrealised loss of $6.2bn related to these hold-to-collect-and-sell positions, reflecting a $0.3bn pre-tax gain in 1H23, inclusive of movements on related fair value hedges. Overall, the Group is positively exposed to rising interest rates through net interest income, although there is an adverse impact on our capital base in the early stages of a rising interest rate environment due to the fair value of hold-to-collect-and-sell instruments. After the initial negative effect materialising through reserves, the net interest income of the Group is expected to result in a net benefit over time, provided policy rates follow market implied rates. Over time, these adverse movements will unwind as the instruments reach maturity, although not all will necessarily be held to maturity.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect. At 30 June 2023, there was a cumulative unrealised loss of $3.5bn. Within this, $2.8bn related to debt instruments held to manage our interest rate exposure, representing a $0.9bn deterioration during 1H23.

Customer accounts by country/territory
	At
	30 Jun	31 Dec
	2023	2022
	$m	$m
UK	508,052	493,028
France	60,283	33,726
Germany	25,445	28,949
Switzerland	4,081	5,167
Hong Kong	529,574	542,543
Singapore	68,189	61,475
Mainland China	53,835	56,948
Australia	28,189	28,506
India	24,147	22,636
Malaysia	15,207	16,008
Taiwan	15,219	15,316
Indonesia	5,728	5,840
United Arab Emirates	24,469	23,331
Egypt	5,265	6,045
Türkiye	3,953	3,497
US	99,303	100,404
Mexico	28,402	25,531
Other	96,428	101,353
At end of period	1,595,769	1,570,303

Risk-weighted assets
Risk-weighted assets (‘RWAs’) rose by $19.8bn during the first half of the year. Excluding foreign currency translation differences, RWAs increased by $15.4bn, largely as a result of the following:
–a $19.7bn increase due to asset size movements. This was predominantly driven by a $9.0bn movement in credit risk, mainly attributable to sovereign exposures, in Argentina, Asia and North America and growth in retail mortgages, notably in Hong Kong; a $6.6bn increase from heightened market volatility on market risk RWAs, including hedges related to the agreed sale of our banking business in Canada; and a $3.5bn increase from mark-to-market movements in counterparty credit risk mainly in HSBC Bank plc, Asia and Mexico; and
–a $9.6bn increase through the acquisition of SVB UK.
These were partly offset by:
–a $11.5bn decrease due to changes in methodology and policy, including a $7.7bn fall due to a regulatory change to the Hong Kong Monetary Authority’s risk-weight floor for residential mortgages, which became effective 1 January 2023 and further decreases attributed to risk parameter refinements.

38	HSBC Holdings plc

Global businesses
Contents

39	Summary
39	Basis of preparation
39	Supplementary analysis of constant currency results and notable items by global business
41	Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets
42	Supplementary tables for WPB

Summary
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’), reviews operating activity on a number of bases, including by global business and legal entities. Our global businesses – Wealth and Personal Banking, Commercial Banking, and Global Banking and Markets – along with Corporate Centre are our reportable segments under IFRS 8 ‘Operating Segments’, and are presented below and in Note 5: ‘Segmental analysis’ on page 116.
Descriptions of the global businesses are provided in the Overview section on pages 17 to 24.

Basis of preparation
The Group Chief Executive, supported by the rest of the GEC, is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments. Global business results are assessed by the CODM on the basis of constant currency performance. We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature. Constant currency performance information for 1H22 is presented as described on page 28.

As required by IFRS 8, reconciliations of the total constant currency global business results to the Group’s reported results are presented on page 117.
Supplementary reconciliations from reported to constant currency results by global business are presented on pages 39 to 40 for information purposes.
Global business performance is also assessed using return on tangible equity (‘RoTE’). A reconciliation of global business RoTE to the Group’s RoTE is provided on page 57.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to global businesses and legal entities. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to global businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. The intra-Group elimination items for the global businesses are presented in Corporate Centre.
HSBC Holdings incurs the liability of the UK bank levy, with the cost being recharged to its UK operating subsidiaries. The current year expense will be reflected in the fourth quarter as it is assessed on our balance sheet position as at 31 December.
The results of main legal entities are presented on a reported and constant currency basis, including HSBC UK Bank plc, HSBC Bank plc, The Hong Kong and Shanghai Banking Corporation Limited, HSBC Bank Middle East Limited, HSBC North America Holdings Inc. and Grupo Financiero HSBC, S.A. de C.V.
In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly. Similar smaller transfers from Global Banking and Markets to Commercial Banking were also undertaken within our entities in Australia and Indonesia, where comparative data have not been re-presented.

Supplementary analysis of constant currency results and notable items by global business
Constant currency results1

	Half-year to 30 Jun 2023
	Wealth and Personal Banking	Commercial Banking[3]	Global Banking and Markets[3]	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[2]	16,200	12,216	8,501	(41)	36,876
ECL	(502)	(704)	(136)	(3)	(1,345)
Operating expenses	(7,141)	(3,572)	(4,785)	41	(15,457)
Share of profit in associates and joint ventures	35	(1)	—	1,549	1,583
Profit before tax	8,592	7,939	3,580	1,546	21,657
Loans and advances to customers (net)	463,836	319,246	176,182	294	959,558
Customer accounts	809,864	472,146	313,126	633	1,595,769
1    In the current period, constant currency results are equal to reported as there is no currency translation.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3    In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

HSBC Holdings plc	39

Global businesses

Notable items
	Half-year to 30 Jun 2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2]	2,034	1,507	—	(220)	3,321
Fair value movements on financial instruments[3]	—	—	—	15	15
Operating expenses
Disposals, acquisitions and related costs	(23)	(15)	3	(83)	(118)
Restructuring and other related costs[4]	—	29	—	18	47

1    Includes the reversal of a $2.1bn impairment loss relating to the planned sale of our retail banking operations in France, which is no longer classified as held for sale.
2    Includes the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3    Fair value movements on non-qualifying hedges in HSBC Holdings.
4 In 2Q23, we recognised $47m of reversals relating to restructuring provisions recognised during 2022.

Reconciliation of reported results to constant currency results – global businesses
	Half-year to 30 Jun 2022
	Wealth and Personal Banking	Commercial Banking[2]	Global Banking and Markets[2]	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	10,322	7,324	7,793	(894)	24,545
Currency translation	(264)	(269)	(334)	(31)	(898)
Constant currency	10,058	7,055	7,459	(925)	23,647
ECL
Reported	(571)	(279)	(234)	(3)	(1,087)
Currency translation	(13)	1	24	1	13
Constant currency	(584)	(278)	(210)	(2)	(1,074)
Operating expenses
Reported	(7,216)	(3,485)	(4,736)	(690)	(16,127)
Currency translation	221	140	179	55	595
Constant currency	(6,995)	(3,345)	(4,557)	(635)	(15,532)
Share of profit in associates and joint ventures
Reported	8	—	—	1,441	1,449
Currency translation	—	—	—	(86)	(86)
Constant currency	8	—	—	1,355	1,363
Profit/(loss) before tax
Reported	2,543	3,560	2,823	(146)	8,780
Currency translation	(56)	(128)	(131)	(61)	(376)
Constant currency	2,487	3,432	2,692	(207)	8,404
Loans and advances to customers (net)
Reported	474,181	352,136	200,163	541	1,027,021
Currency translation	8,781	2,137	(81)	16	10,853
Constant currency	482,962	354,273	200,082	557	1,037,874
Customer accounts
Reported	836,026	484,626	330,087	562	1,651,301
Currency translation	10,948	6,489	2,386	27	19,850
Constant currency	846,974	491,115	332,473	589	1,671,151
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2 In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

40	HSBC Holdings plc

Notable items (continued)
	Half-year to 30 Jun 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	—	—	—	(288)	(288)
Fair value movements on financial instruments[2]	—	—	—	(371)	(371)
Restructuring and other related costs[3]	93	—	(26)	1	68
Operating expenses
Restructuring and other related costs	(113)	(66)	(87)	(774)	(1,040)
1 Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business.
2 Fair value movements on non-qualifying hedges in HSBC Holdings.
3 Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets

	At 30 Jun 2023
	Wealth and Personal Banking	Commercial Banking[1]	Global Banking and Markets[1]	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	186.6	353.8	227.0	92.1	859.5
Constant currency	186.6	353.8	227.0	92.1	859.5

	At 30 Jun 2022
Risk-weighted assets
Reported	186.1	348.9	234.1	82.6	851.7
Currency translation	1.2	(1.3)	(1.9)	(0.2)	(2.2)
Constant currency	187.3	347.6	232.2	82.4	849.5

	At 31 Dec 2022
Risk-weighted assets
Reported	182.9	342.4	225.9	88.5	839.7
Currency translation	2.1	2.7	(0.6)	—	4.2
Constant currency	185.0	345.1	225.3	88.5	843.9
1    In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

HSBC Holdings plc	41

Global businesses

Supplementary tables for WPB
WPB performance by business unit (constant currency)
A breakdown of WPB by business unit is presented below to reflect the basis of how the revenue performance of the business units is assessed and managed.

WPB – summary (constant currency basis)
	Total WPB	Consists of
		Banking operations	Life insurance	Global Private Banking	Asset management
	$m	$m	$m	$m	$m
Half-year to 30 Jun 2023
Net operating income before change in expected credit losses and other credit impairment charges[1]	16,200	13,560	875	1,141	624
– net interest income/(expense)	10,299	9,587	137	580	(5)
– net fee income	2,692	1,636	79	393	584
– other income	3,209	2,337	659	168	45
ECL	(502)	(501)	(3)	2	—
Net operating income	15,698	13,059	872	1,143	624
Total operating expenses	(7,141)	(5,557)	(351)	(778)	(455)
Operating profit	8,557	7,502	521	365	169
Share of profit in associates and joint ventures	35	7	28	—	—
Profit before tax	8,592	7,509	549	365	169

Half-year to 30 Jun 2022[2]
Net operating income before change in expected credit losses and other credit impairment charges[1]	10,058	7,939	651	941	527
– net interest income/(expense)	6,493	5,932	175	387	(1)
– net fee income	2,706	1,650	83	424	549
– other income/(expense)	859	357	393	130	(21)
ECL	(584)	(576)	(4)	(4)	—
Net operating income	9,474	7,363	647	937	527
Total operating expenses	(6,995)	(5,518)	(391)	(678)	(408)
Operating profit	2,479	1,845	256	259	119
Share of profit in associates and joint ventures	8	5	3	—	—
Profit before tax	2,487	1,850	259	259	119
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

42	HSBC Holdings plc

Life insurance business performance
The following table provides an analysis of the performance of our life insurance business for the period. It comprises income earned by our insurance manufacturing operations within our WPB business, as well as income earned and costs incurred within our Wealth insurance distribution channels and consolidation and inter-company elimination entries.

Results of WPB’s life insurance business unit (constant currency basis)
	Half-year to 30 Jun 2023
	Insurance manufac-turing operations	Wealth insurance and other[1]	Life insurance
	$m	$m	$m
Net interest income	136	1	137
Net fee income/(expense)	(25)	104	79
Other income	651	8	659
– insurance service results	558	(25)	533
– net investment returns (excluding net interest income)	4	—	4
– other income	89	33	122
Net operating income before change in expected credit losses and other credit impairment charges[2]	762	113	875
ECL	(3)	—	(3)
Net operating income	759	113	872
Total operating expenses	(266)	(85)	(351)
Operating profit	493	28	521
Share of profit/(loss) in associates and joint ventures	28	—	28
Profit before tax	521	28	549

	Half-year to 30 Jun 2022[3]
Net interest income	175	—	175
Net fee income/(expense)	(17)	100	83
Other income	393	—	393
– insurance service results	378	(3)	375
– net investment returns (excluding net interest income)	(126)	(5)	(131)
– other income	141	8	149
Net operating income before change in expected credit losses and other credit impairment charges[2]	551	100	651
ECL	(5)	1	(4)
Net operating income	546	101	647
Total operating expenses	(261)	(130)	(391)
Operating profit	285	(29)	256
Share of profit/(loss) in associates and joint ventures	3	—	3
Profit before tax	288	(29)	259
1 ‘Wealth insurance and other’ includes fee income earned and operating expenses incurred within our Wealth distribution channels. It also includes the IFRS 17 consolidation entries arising from transactions between our insurance manufacturing operations and Wealth distribution channels and with the wider Group, as well as allocations of central costs benefiting life insurance.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

HSBC Holdings plc	43

Global businesses

WPB insurance manufacturing (constant currency basis)
The following table shows the results of our insurance manufacturing operations for our WPB business and for all global business segments in aggregate.

Results of insurance manufacturing operations[1,2,3]
	Half-year to
	30 Jun		30 Jun
	2023		2022
	WPB	All global businesses	WPB	All global businesses
	$m	$m	$m	$m
Net interest income	136	155	175	187
Net fee expense	(25)	(18)	(17)	(9)
Other income	651	643	393	378
Insurance service result	558	557	378	378
–release of contractual service margin	524	524	431	431
–risk adjustment release	19	19	22	22
–experience variance and other	2	1	29	29
–loss from onerous contracts	13	13	(104)	(104)
Net investment returns (excluding net interest income)[4]	4	—	(126)	(128)
–insurance finance income/(expense)	(4,236)	(4,235)	11,765	11,767
–other investment income	4,240	4,235	(11,891)	(11,895)
Other operating income	89	86	141	128
Net operating income before change in expected credit losses and other credit impairment charges[5]	762	780	551	556
Change in expected credit losses and other credit impairment charges	(3)	(3)	(5)	(4)
Net operating income	759	777	546	552
Total operating expenses	(266)	(270)	(261)	(250)
Operating profit	493	507	285	302
Share of profit in associates and joint ventures	28	28	3	3
Profit before tax of insurance business operations[6]	521	535	288	305
Additional information
Insurance manufacturing new business contractual service margin (reported basis)	747	747	599	599
Consolidated Group new business contractual service margin (reported basis)	811	811	637	637
Annualised new business premiums of insurance manufacturing operations	1,861	1,890	1,274	1,314
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2    Constant currency results are derived by adjusting for period-on-period effects of foreign currency translation differences. The impact of foreign currency translation differences on ‘All global businesses’ profit before tax was nil for 1H22.
3    The results presented for insurance manufacturing operations are shown before elimination of inter-company transactions with HSBC non-insurance operations. The ‘All global businesses‘ result consists primarily of WPB business, as well as a small proportion of CMB business.
4    Net investment return for all global businesses for the half-year to 30 June 2023 was $155m (30 June 2022: $59m), which consisted of net interest income, net income/(expenses) on assets held at fair value through profit or loss, and insurance finance income/(expense).
5    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
6    The effect on insurance manufacturing operations of applying hyperinflation accounting in Argentina resulted in a decrease in WPB revenue in 1H23 of $27m (1H22: decrease of $13m) and a decrease in WPB profit before tax in 1H23 of $27m (1H22: decrease of $13m).

44	HSBC Holdings plc

Insurance manufacturing
The following commentary, unless otherwise stated, relates to the constant currency results for ‘All global businesses’.
Profit before tax of $0.5bn increased by $0.2bn compared with 1H22. This primarily reflected the following:
–Insurance service result of $0.6bn in 1H23 increased by $0.2bn compared with 1H22. This was driven by an increase to the release of CSM of $0.1bn as a result of a higher closing CSM balance from the effect of new business written, favourable experience variances, and updates to lapse rate assumptions impacting the CSM measurement, as well as the impact of higher interest rates on the CSM duration profile. The improved insurance service result also reflected a reduction to losses from onerous contracts of $0.1bn, mainly in Hong Kong and Singapore, in part due to improved economic conditions in 1H23.
–Net investment return (excluding net interest income) increased by $0.1bn, with higher asset returns in 1H23 compared with losses in the prior period.
Insurance equity plus CSM net of tax represents a measure of our insurance manufacturing operations’ net asset value plus the future earnings from in-force business. At 30 June 2023, insurance equity plus CSM net of tax on a reported basis was $16,310m (31 December 2022: $14,646m; 30 June 2022: $14,663m).
At 30 June 2023, Insurance equity plus CSM net of tax was calculated as insurance manufacturing operations equity of $7,661m plus CSM of $10,571m less tax of $1,922m. At 31 December 2022, it was calculated as insurance manufacturing operations equity of $7,236m plus CSM of $9,058m less tax of $1,648m. At 30 June 2022, it was calculated as insurance manufacturing operations equity of $7,116m plus CSM of $9,233m less tax of $1,686m.

HSBC Holdings plc	45

Global businesses

WPB: Wealth balances
The following table shows the wealth balances, which include invested assets and wealth deposits. Invested assets comprise customer assets either managed by our Asset Management business or by external third-party investment managers, as well as self-directed investments by our customers.

WPB – reported wealth balances[1]
	Half-year to
	30 Jun	30 Jun	31 Dec
	2023	2022	2022
	$bn	$bn	$bn
Global Private Banking client assets	341	311	312
– managed by Global Asset Management	64	57	57
– external managers, direct securities and other	277	254	255
Retail wealth balances	372	393	363
– managed by Global Asset Management	207	218	198
– external managers, direct securities and other	165	175	165
Asset Management third-party distribution	384	310	340
Reported invested assets[1]	1,097	1,014	1,015
Wealth deposits (Premier, Jade and Global Private Banking)[2]	533	542	503
Total reported wealth balances	1,630	1,556	1,518
1    Invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
2    Premier and Global Private Banking deposits, which include Prestige deposits in Hang Seng Bank, form part of the total WPB customer accounts balance of $810bn (30 June 2022: $836bn; 31 December 2022: $779bn) on page 39.
Asset Management: Funds under management
The following table shows the funds under management of our Asset Management business. Funds under management represents assets managed, either actively or passively, on behalf of our customers.

Asset Management – reported funds under management[1]
	Half-year to
	30 Jun	30 Jun	31 Dec
	2023	2022	2022
	$bn	$bn	$bn
Opening balance	595	630	585
Net new invested assets	9	20	25
Net market movements	15	(33)	(3)
Foreign exchange and others	9	(32)	(12)
Closing balance	628	585	595

Asset Management – reported funds under management by legal entities
	At
	30 Jun	30 Jun	31 Dec
	2023	2022	2022
	$bn	$bn	$bn
HSBC Bank plc	141	134	134
The Hongkong and Shanghai Banking Corporation Limited	188	166	184
HSBC North America Holdings Inc.	55	69	60
HSBC Bank Canada	—	15	—
Grupo Financiero HSBC, S.A. de C.V.	11	8	8
Other trading entities[2]	233	193	209
Closing balance	628	585	595
1    Funds under management are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
2    Funds under management of $164m related to our Asset Management entity in the UK are reported under ‘other trading entities’ in the table above.
At 30 June 2023, Asset Management funds under management were $628bn, an increase of $33bn or 6% compared with 31 December 2022. The increase was driven by favourable market performances and net new invested assets received, notably in the UK and Hong Kong.
We delivered robust net new invested assets of $9bn, primarily from passive investment products, developed market fixed income and private equity investment products, and benefited from a favourable impact of foreign currency translation differences.

46	HSBC Holdings plc

Global Private Banking client assets1
The following table shows the client assets of our Global Private Banking business.

Global Private Banking – reported client assets[2]
	Half-year to
	30 Jun	30 Jun	31 Dec
	2023	2022	2022
	$bn	$bn	$bn
Opening balance	383	423	382
Net new invested assets	17	13	4
Increase/(decrease) in deposits	3	(2)	1
Net market movements	14	(43)	(10)
Foreign exchange and others	2	(9)	6
Closing balance	419	382	383

Global Private Banking – reported client assets by legal entities
	At
	30 Jun	30 Jun	31 Dec
	2023	2022	2022
	$bn	$bn	$bn
HSBC UK Bank plc	29	27	28
HSBC Bank plc	62	67	58
The Hongkong and Shanghai Banking Corporation Limited	187	167	174
HSBC North America Holdings Inc.	65	61	56
Grupo Financiero HSBC, S.A. de C.V.	2	—	—
Other trading entities	74	60	67
Closing balance	419	382	383
1    Client assets are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately.
2    Client assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager. Customer deposits included in these client assets are recorded on our balance sheet.
Retail invested assets
The following table shows the invested assets of our retail customers. These comprise customer assets either managed by our Asset Management business or by external third-party investment managers as well as self-directed investments by our customers. Retail invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.

Retail invested assets
	Half-year to
	30 Jun	30 Jun	31 Dec
	2023	2022	2022
	$bn	$bn	$bn
Opening balance	363	434	393
Net new invested assets[1]	14	12	14
Net market movements	6	(32)	(15)
Foreign exchange and others	(11)	(21)	(29)
Closing balance	372	393	363

Retail invested assets by legal entities
	At
	30 Jun	30 Jun	31 Dec
	2023	2022	2022
	$bn	$bn	$bn
HSBC UK Bank plc	29	27	27
HSBC Bank plc	36	34	27
The Hongkong and Shanghai Banking Corporation Limited	280	283	284
HSBC Bank Middle East Limited	3	2	2
HSBC North America Holdings Inc.	13	11	12
HSBC Bank Canada	—	26	—
Grupo Financiero HSBC, S.A. de C.V.	8	7	7
Other trading entities	3	3	4
Closing balance	372	393	363
1    ‘Retail net new invested assets’ covers nine markets, comprising Hong Kong including Hang Seng Bank (Hong Kong), mainland China, Malaysia, Singapore, HSBC UK, UAE, the US, Canada and Mexico. The ‘net new invested assets’ related to all other geographies is reported in ‘Foreign exchange and other’.

HSBC Holdings plc	47

Global businesses

WPB invested assets
‘Net new invested assets’ represents the net customer inflows from retail invested assets, Asset Management third-party distribution and Global Private Banking invested assets. It excludes all customer deposits. The ‘net new invested assets’ in the table below is non-additive from the tables above, as net new invested assets managed by Asset Management that are generated by retail clients or Global Private Banking will be recorded in both businesses.

WPB: Invested assets
	Half-year to
	30 Jun	30 Jun	31 Dec
	2023	2022	2022
	$bn	$bn	$bn
Opening balance	1,015	1,119	1,014
Net new invested assets	34	39	41
Net market movements	29	(90)	(28)
Foreign exchange and others	19	(54)	(12)
Closing balance	1,097	1,014	1,015

WPB: Net new invested assets by legal entities
	At
	30 Jun	30 Jun	31 Dec
	2023	2022	2022
	$bn	$bn	$bn
HSBC UK Bank plc	0	1	1
HSBC Bank plc	1	2	4
The Hongkong and Shanghai Banking Corporation Limited	27	22	37
HSBC Bank Middle East Limited	0	0	0
HSBC North America Holdings Inc.	(7)	17	(9)
HSBC Bank Canada	—	0	(1)
Grupo Financiero HSBC, S.A. de C.V.	1	0	1
Other trading entities	12	(3)	8
Total	34	39	41

48	HSBC Holdings plc

Legal entities
Contents

49	Analysis of reported results by legal entities
51	Summary information – legal entities and selected countries
55	Analysis by country/territory
On 1 January 2023, we updated our financial reporting framework and changed the supplementary presentation of results from geographical regions to main legal entities to better reflect the Group’s structure.
Analysis of reported results by legal entities

HSBC reported profit/(loss) before tax and balance sheet data
	Half-year to 30 Jun 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	4,779	1,407	8,398	764	933	663	998	1,424	(1,102)	18,264
Net fee income	801	832	2,555	243	624	284	274	565	(93)	6,085
Net income from financial instruments held for trading or managed on a fair value basis	235	2,053	4,740	212	380	50	226	494	(278)	8,112
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	782	3,446	—	—	—	3	83	(10)	4,304
Insurance finance income/(expense)	—	(780)	(3,402)	—	—	—	—	(64)	12	(4,234)
Insurance service result	—	91	399	—	—	—	41	4	(11)	524
Other income/(expense)[1]	1,574	2,318	397	(21)	205	11	32	(289)	(406)	3,821
Net operating income before change in expected credit losses and other credit impairment charges[2]	7,389	6,703	16,533	1,198	2,142	1,008	1,574	2,217	(1,888)	36,876
Change in expected credit losses and other credit impairment charges	(418)	(73)	(456)	—	(62)	(11)	(264)	(71)	10	(1,345)
Net operating income	6,971	6,630	16,077	1,198	2,080	997	1,310	2,146	(1,878)	35,531
Total operating expenses	(2,180)	(3,089)	(6,507)	(525)	(1,379)	(522)	(880)	(1,139)	764	(15,457)
Operating profit	4,791	3,541	9,570	673	701	475	430	1,007	(1,114)	20,074
Share of profit/(loss) in associates and joint ventures	—	(43)	1,347	—	—	—	6	275	(2)	1,583
Profit before tax	4,791	3,498	10,917	673	701	475	436	1,282	(1,116)	21,657
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	22.1	16.2	50.4	3.1	3.2	2.2	2.0	5.9	(5.1)	100.0
Cost efficiency ratio	29.5	46.1	39.4	43.8	64.4	51.8	55.9	51.4	40.6	41.9
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	266,694	112,408	464,546	18,804	53,410	—	24,507	19,189	—	959,558
Total assets	425,833	920,578	1,318,640	51,664	251,755	91,646	46,382	66,548	(131,570)	3,041,476
Customer accounts	345,835	282,041	775,430	31,262	99,303	—	28,402	33,313	183	1,595,769
Risk-weighted assets[3,4]	125,782	127,402	391,470	24,187	73,140	31,382	30,657	66,317	11,285	859,545

HSBC Holdings plc	49

Legal entities

HSBC reported profit/(loss) before tax and balance sheet data (continued)
	Half-year to 30 Jun 2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	3,563	1,285	5,766	353	896	555	871	884	(788)	13,385
Net fee income	774	858	2,636	239	679	308	218	557	(41)	6,228
Net income from financial instruments held for trading or managed on a fair value basis	224	2,001	2,273	195	237	40	136	280	(530)	4,856
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	(1,707)	(10,130)	—	—	—	(10)	2	(4)	(11,849)
Insurance finance income	—	1,503	10,253	—	—	—	1	16	—	11,773
Insurance service result	—	79	287	—	—	—	13	(8)	(1)	370
Other income/(expense)[1]	96	(193)	229	13	328	16	36	(241)	(502)	(218)
Net operating income before change in expected credit losses and other credit impairment charges[2]	4,657	3,826	11,314	800	2,140	919	1,265	1,490	(1,866)	24,545
Change in expected credit losses and other credit impairment charges	(48)	(252)	(528)	68	(21)	(31)	(243)	(34)	2	(1,087)
Net operating income	4,609	3,574	10,786	868	2,119	888	1,022	1,456	(1,864)	23,458
Total operating expenses	(2,339)	(3,294)	(6,403)	(490)	(1,695)	(503)	(788)	(1,046)	431	(16,127)
Operating profit	2,270	280	4,383	378	424	385	234	410	(1,433)	7,331
Share of profit in associates and joint ventures	—	(28)	1,351	—	—	—	5	122	(1)	1,449
Profit before tax	2,270	252	5,734	378	424	385	239	532	(1,434)	8,780
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	25.9	2.9	65.3	4.3	4.8	4.4	2.7	6.1	(16.4)	100.0
Cost efficiency ratio	50.2	86.1	56.6	61.3	79.2	54.7	62.3	70.2	23.1	65.7
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	245,310	114,905	491,213	20,658	56,819	57,550	18,996	21,569	1	1,027,021
Total assets	423,703	862,478	1,295,484	48,944	262,701	96,830	37,218	68,330	(125,207)	2,970,481
Customer accounts	347,845	267,788	779,153	28,960	101,137	58,241	23,659	44,517	1	1,651,301
Risk-weighted assets[3,4]	109,943	139,873	408,110	22,922	77,428	31,870	24,998	59,491	4,526	851,743
1    Other income/(expense) in this context comprises gain on acquisitions, reversal of impairment loss relating to the planned sale of our retail banking operations in France and other operating income.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3    Risk-weighted assets are non-additive across the principal entities due to market risk diversification effects within the Group.
4    Balances are on a third-party Group consolidated basis.

50	HSBC Holdings plc

Summary information – legal entities and selected countries

Legal entity reported and constant currency results¹
	Half-year to 30 Jun 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[2]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[3]	7,389	6,703	16,533	1,198	2,142	1,008	1,574	2,217	(1,888)	36,876
ECL	(418)	(73)	(456)	—	(62)	(11)	(264)	(71)	10	(1,345)
Operating expenses	(2,180)	(3,089)	(6,507)	(525)	(1,379)	(522)	(880)	(1,139)	764	(15,457)
Share of profit in associates and joint ventures	—	(43)	1,347	—	—	—	6	275	(2)	1,583
Profit/(loss) before tax	4,791	3,498	10,917	673	701	475	436	1,282	(1,116)	21,657
Loans and advances to customers (net)	266,694	112,408	464,546	18,804	53,410	—	24,507	19,189	—	959,558
Customer accounts	345,835	282,041	775,430	31,262	99,303	—	28,402	33,313	183	1,595,769
1    In the current period, constant currency results are equal to reported, as there is no currency translation.
2    Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $692m. Supplementary analysis is provided on page 56 to provide a fuller picture of the MENAT regional performance.
3    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Legal entity results: notable items
	Half-year to 30 Jun 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2]	1,507	2,101	—	—	—	—	—	—	(287)	3,321
Fair value movements on financial instruments[3]	—	—	—	—	—	—	—	—	15	15
Operating expenses
Disposals, acquisitions and related costs	(15)	(45)	—	—	(2)	(54)	—	—	(2)	(118)
Restructuring and other related costs[4]	—	—	—	—	—	—	—	—	47	47
1 Includes the reversal of a $2.1bn impairment loss relating to the planned sale of our retail banking operations in France, which is no longer classified as held for sale.
2 Includes the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3    Fair value movements on non-qualifying hedges in HSBC Holdings.
4 In 2Q23, we recognised $47m of reversals relating to restructuring provisions recognised during 2022.

HSBC Holdings plc	51

Legal entities

Country results[1]
	Half-year to 30 Jun 2023
	UK2	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[3]	10,478	10,574	2,030	2,090	1,574
ECL	(484)	(489)	24	(62)	(264)
Operating expenses	(5,851)	(3,964)	(1,314)	(1,379)	(880)
Share of profit/(loss) in associates and joint ventures	(44)	16	1,318	—	6
Profit before tax	4,099	6,137	2,058	649	436
Loans and advances to customers (net)	305,923	288,917	45,694	53,410	24,507
Customer accounts	508,052	529,574	53,835	99,303	28,402
1    In the current period, constant currency results are equal to reported, as there is no currency translation.
2 UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
3    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Country results: notable items
	Half-year to 30 Jun 2023
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[2]	1,220	—	—	—	—
Fair value movements on financial instruments[3]	15	—	—	—	—
Operating expenses
Disposals, acquisitions and related costs	(12)	—	—	(2)	—
1    UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
2 Includes the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3 Fair value movements on non-qualifying hedges in HSBC Holdings.

52	HSBC Holdings plc

Legal entity reported and constant currency results (continued)
	Half-year to 30 Jun 2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
Reported	4,657	3,826	11,314	800	2,140	919	1,265	1,490	(1,866)	24,545
Currency translation	(216)	(92)	(234)	1	—	(51)	149	(299)	(156)	(898)
Constant currency	4,441	3,734	11,080	801	2,140	868	1,414	1,191	(2,022)	23,647
ECL
Reported	(48)	(252)	(528)	68	(21)	(31)	(243)	(34)	2	(1,087)
Currency translation	(8)	21	7	—	—	1	(29)	21	—	13
Constant currency	(56)	(231)	(521)	68	(21)	(30)	(272)	(13)	2	(1,074)
Operating expenses
Reported	(2,339)	(3,294)	(6,403)	(490)	(1,695)	(503)	(788)	(1,046)	431	(16,127)
Currency translation	113	112	112	—	(1)	28	(92)	200	123	595
Constant currency	(2,226)	(3,182)	(6,291)	(490)	(1,696)	(475)	(880)	(846)	554	(15,532)
Share of profit/(loss) in associates and joint ventures
Reported	—	(28)	1,351	—	—	—	5	122	(1)	1,449
Currency translation	—	2	(88)	—	—	—	—	1	(1)	(86)
Constant currency	—	(26)	1,263	—	—	—	5	123	(2)	1,363
Profit/(loss) before tax
Reported	2,270	252	5,734	378	424	385	239	532	(1,434)	8,780
Currency translation	(111)	43	(203)	1	(1)	(22)	28	(77)	(34)	(376)
Constant currency	2,159	295	5,531	379	423	363	267	455	(1,468)	8,404
Loans and advances to customers (net)
Reported	245,310	114,905	491,213	20,658	56,819	57,550	18,996	21,569	1	1,027,021
Currency translation	11,292	5,332	(6,106)	36	—	(1,347)	3,412	(1,765)	(1)	10,853
Constant currency	256,602	120,237	485,107	20,694	56,819	56,203	22,408	19,804	—	1,037,874
Customer accounts
Reported	347,845	267,788	779,153	28,960	101,137	58,241	23,659	44,517	1	1,651,301
Currency translation	16,011	11,905	(5,774)	51	—	(1,363)	4,250	(5,228)	(2)	19,850
Constant currency	363,856	279,693	773,379	29,011	101,137	56,878	27,909	39,289	(1)	1,671,151
1    Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $381m and constant currency profit before tax of $315m. Supplementary analysis is provided on page 56 to provide a fuller picture of the MENAT regional performance.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Legal entity results: notable items (continued)
	Half-year to 30 Jun 2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	—	(278)	—	—	—	—	—	—	(10)	(288)
Fair value movements on financial instruments[2]	—	—	—	—	—	—	—	—	(371)	(371)
Restructuring and other related costs[3]	1	(21)	4	—	96	—	(1)	—	(11)	68
Operating expenses
Restructuring and other related costs	(212)	(250)	(227)	(19)	(126)	(22)	(36)	(39)	(109)	(1,040)
1    Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business.
2    Fair value movements on non-qualifying hedges in HSBC Holdings.
3    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

HSBC Holdings plc	53

Legal entities

Country results (continued)
	Half-year to 30 Jun 2022
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[2]
Reported	8,805	6,604	2,108	2,122	1,265
Currency translation	(424)	(9)	(137)	—	149
Constant currency	8,381	6,595	1,971	2,122	1,414
ECL
Reported	(196)	(418)	(138)	(21)	(243)
Currency translation	—	—	11	—	(29)
Constant currency	(196)	(418)	(127)	(21)	(272)
Operating expenses
Reported	(6,471)	(3,907)	(1,356)	(1,695)	(789)
Currency translation	300	6	89	(1)	(91)
Constant currency	(6,171)	(3,901)	(1,267)	(1,696)	(880)
Share of profit/(loss) in associates and joint ventures
Reported	(23)	(1)	1,343	—	4
Currency translation	2	—	(87)	—	1
Constant currency	(21)	(1)	1,256	—	5
Profit before tax
Reported	2,115	2,278	1,957	406	237
Currency translation	(122)	(3)	(124)	(1)	30
Constant currency	1,993	2,275	1,833	405	267
Loans and advances to customers (net)
Reported	285,097	309,445	52,922	56,819	18,996
Currency translation	13,123	430	(4,123)	—	3,412
Constant currency	298,220	309,875	48,799	56,819	22,408
Customer accounts
Reported	505,195	543,400	55,580	101,137	23,659
Currency translation	23,255	756	(4,330)	—	4,250
Constant currency	528,450	544,156	51,250	101,137	27,909
1    UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Country results: notable items (continued)
	Half-year to 30 Jun 2022
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
Fair value movements on financial instruments[2]	(371)	—	—	—	—
Restructuring and other related costs[3]	205	(40)	36	97	(2)
Operating expenses
Restructuring and other related costs	(699)	(132)	(15)	(127)	(36)
1    UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
2    Fair value movements on non-qualifying hedges in HSBC Holdings.
3    Comprises gains and losses relating to the business update in February 2020, including losses associated with RWA reduction commitments.

54	HSBC Holdings plc

Analysis by country/territory

Profit/(loss) before tax by country/territory within global businesses
	Wealth and Personal Banking	Commercial Banking[1]	Global Banking and Markets[1]	Corporate Centre	Total
	$m	$m	$m	$m	$m
UK2	1,341	2,789	(115)	84	4,099
– of which: HSBC UK Bank plc (ring-fenced bank)	1,520	3,171	69	31	4,791
– of which: HSBC Bank plc (non-ring-fenced bank)	460	382	592	(186)	1,248
– of which: Holdings and other	(639)	(764)	(776)	239	(1,940)
France	2,019	192	41	51	2,303
Germany	20	77	65	(2)	160
Switzerland	28	15	—	8	51
Hong Kong	3,567	1,816	881	(127)	6,137
Australia	102	157	40	(18)	281
India	35	209	408	114	766
Indonesia	16	57	39	(2)	110
Mainland China	(12)	245	374	1,451	2,058
Malaysia	55	74	109	(6)	232
Singapore	255	233	248	(17)	719
Taiwan	61	39	98	(5)	193
Egypt	65	44	121	(16)	214
UAE	175	135	208	(49)	469
Saudi Arabia	—	—	53	273	326
US	259	347	153	(110)	649
Canada	167	299	68	(54)	480
Mexico	196	263	11	(34)	436
Other[3]	243	948	778	5	1,974
Half-year to 30 Jun 2023	8,592	7,939	3,580	1,546	21,657

UK2	601	1,203	(54)	365	2,115
– of which: HSBC UK Bank plc (ring-fenced bank)	843	1,515	71	(159)	2,270
– of which: HSBC Bank plc (non-ring-fenced bank)	99	113	264	(208)	268
– of which: Holdings and other	(341)	(425)	(389)	732	(423)
France	(45)	143	53	(63)	88
Germany	4	36	93	(64)	69
Switzerland	11	(42)	(1)	(13)	(45)
Hong Kong	1,375	547	518	(162)	2,278
Australia	60	84	91	(22)	213
India	33	156	324	132	645
Indonesia	8	44	52	(2)	102
Mainland China	(38)	137	310	1,548	1,957
Malaysia	45	34	115	(15)	179
Singapore	52	73	144	(20)	249
Taiwan	19	15	68	(7)	95
Egypt	48	15	94	(3)	154
UAE	38	76	187	(39)	262
Saudi Arabia	12	—	54	117	183
US	92	220	255	(161)	406
Canada	98	263	54	(25)	390
Mexico	95	179	18	(55)	237
Other	35	377	448	(1,657)	(797)
Half-year to 30 Jun 2022	2,543	3,560	2,823	(146)	8,780
1    In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
2    UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
3    Corporate Centre includes inter-company debt eliminations of $62m.

HSBC Holdings plc	55

Legal entities

Middle East, North Africa and Türkiye supplementary information
The following tables show the results of our Middle East, North Africa and Türkiye business operations on a regional basis (including results of all the legal entities operating in the region and our share of the results of Saudi Awwal Bank). It also shows the profit before tax of each of the global businesses and Corporate Centre.

Middle East, North Africa and Türkiye regional performance
	Half year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
Revenue[1]	1,854	1,338
Change in expected credit losses and other credit impairment charges	(4)	49
Operating expenses	(773)	(756)
Share of profit from associates and joint ventures	272	117
Profit before tax	1,349	748
Loans and advances to customers (net)[2]	21,901	28,348
Customer accounts[2]	40,480	44,008
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2 Loans and advances to customers of $2,975m have been classified as ‘Assets held for sale’ and Customer accounts of $4,878m have been classified as ‘Liabilities of disposal groups held for sale’ at 30 June 2023, in respect of the planned merger of our business in Oman.

Profit before tax by global business
	Half year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
Wealth and Personal Banking	301	114
Commercial Banking	276	120
Global Banking and Markets	571	442
Corporate Centre	201	72
Total	1,349	748

56	HSBC Holdings plc

Reconciliation of alternative performance measures
Contents

57	Use of alternative performance measures
57	Return on average ordinary shareholders’ equity and return on average tangible equity
58	Net asset value and tangible net asset value per ordinary share
59	Post-tax return and average total shareholders’ equity on average total assets
59	Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
60	Target basis operating expenses
60	Earnings per share excluding material notable items
Use of alternative performance measures
Our reported results are prepared in accordance with IFRSs as detailed in our interim condensed financial statements starting on page 106.
As described on page 28, we use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures (non-GAAP financial measures).
The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure.
On 1 January 2023, HSBC adopted IFRS 17 ‘Insurance Contracts’. As required by the standard, the Group applied the requirements retrospectively with comparative data previously published under IFRS 4 ‘Insurance Contracts’ restated from the 1 January 2022 transition date.

Return on average ordinary shareholders’ equity and return on average tangible equity
Return on average ordinary shareholders’ equity (‘RoE’) is computed by taking profit attributable to the ordinary shareholders of the parent company (‘reported results’), divided by average ordinary shareholders’ equity (‘reported equity’) for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests and holders of preference shares and other equity instruments.
Return on average tangible equity (‘RoTE’) is computed by adjusting reported results for impairment of goodwill and other intangible assets (net of tax), divided by average reported equity adjusted for goodwill and intangibles for the period.
We provide RoTE ratios in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

Return on average ordinary shareholders’ equity and return on average tangible equity
	Half-year ended
	30 Jun	30 Jun
	2023	2022
	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	16,966	7,966
Impairment of goodwill and other intangible assets (net of tax)	29	37
Profit attributable to ordinary shareholders, excluding goodwill and other intangible assets impairment	16,995	8,003
Impact of strategic transactions[1]	(3,117)	—
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and strategic transactions	13,878	8,003
Equity
Average total shareholders’ equity	184,033	185,022
Effect of average preference shares and other equity instruments	(19,510)	(22,173)
Average ordinary shareholders’ equity	164,523	162,849
Effect of goodwill and other intangibles (net of deferred tax)	(11,316)	(10,845)
Average tangible equity	153,207	152,004
Average impact of strategic transactions	(2,102)	—
Average tangible equity excluding strategic transactions	151,105	152,004
Ratio	%	%
Return on average ordinary shareholders’ equity (annualised)	20.8	9.9
Return on average tangible equity (annualised)	22.4	10.6
Return on average tangible equity excluding strategic transactions (annualised)	18.5	10.6
1    Includes the reversal of a $1.6bn (net of tax) impairment loss relating to the planned sale of our retail banking operations in France, which is no longer classified as held for sale, and the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.

HSBC Holdings plc	57

Reconciliation of alternative performance measures

Return on average tangible equity by global business
	Half-year ended 30 Jun 2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Profit before tax	8,592	7,939	3,580	1,546	21,657
Tax expense	(1,740)	(1,532)	(683)	369	(3,586)
Profit after tax	6,852	6,407	2,897	1,915	18,071
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(428)	(293)	(275)	(109)	(1,105)
Profit attributable to ordinary shareholders of the parent company	6,424	6,114	2,622	1,806	16,966
Other adjustments	(91)	206	112	(198)	29
Profit attributable to ordinary shareholders	6,333	6,320	2,734	1,608	16,995
Average tangible shareholders’ equity	29,646	44,224	38,824	40,513	153,207
RoTE (%) (annualised)	43.1	28.8	14.2	8.0	22.4

	Half-year ended 30 Jun 2022
Profit before tax	2,543	3,560	2,823	(146)	8,780
Tax expense	(473)	(926)	(387)	1,937	151
Profit after tax	2,070	2,634	2,436	1,791	8,931
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(316)	(233)	(273)	(143)	(965)
Profit attributable to ordinary shareholders of the parent company	1,754	2,401	2,163	1,648	7,966
Other adjustments	(21)	187	148	(277)	37
Profit attributable to ordinary shareholders	1,733	2,588	2,311	1,371	8,003
Average tangible shareholders’ equity	30,507	42,880	40,603	38,014	152,004
RoTE (%) (annualised)	11.5	12.2	11.5	7.3	10.6

Net asset value and tangible net asset value per ordinary share
Net asset value per ordinary share is total shareholders’ equity less non-cumulative preference shares and capital securities (‘total ordinary shareholders’ equity’), divided by the number of ordinary shares in issue excluding shares that the company has purchased and are held in treasury.

Tangible net asset value per ordinary share is total ordinary shareholders’ equity excluding goodwill and other intangible assets (net of deferred tax) (‘tangible ordinary shareholders’ equity’), divided by the number of basic ordinary shares in issue excluding shares that the company has purchased and are held in treasury.

Net asset value and tangible net asset value per ordinary share
	At
	30 Jun	31 Dec
	2023	2022
	$m	$m
Total shareholders’ equity	184,170	177,833
Preference shares and other equity instruments	(19,392)	(19,746)
Total ordinary shareholders’ equity	164,778	158,087
Goodwill and intangible assets (net of deferred tax)	(11,544)	(11,160)
Tangible ordinary shareholders’ equity	153,234	146,927
Basic number of $0.50 ordinary shares outstanding	19,534	19,739
Value per share	$	$
Net asset value per ordinary share	8.44	8.01
Tangible net asset value per ordinary share	7.84	7.44

58	HSBC Holdings plc

Post-tax return and average total shareholders’ equity on average total assets
Post-tax return on average total assets is profit after tax divided by average total assets for the period. Average total shareholders’ equity to average total assets is average total shareholders’ equity divided by average total assets for the period.

Post-tax return and average total shareholders’ equity on average total assets
	Half-year ended
	30 Jun	30 Jun
	2023	2022
	$m	$m
Profit after tax	18,071	8,931
Average total shareholders’ equity	184,033	185,022
Average total assets	3,116,401	3,052,565
Ratio	%	%
Post-tax return on average total assets (annualised)	1.2	0.6
Average total shareholders’ equity to average total assets	5.9	6.1
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers is the annualised constant currency ECL divided by constant currency average gross loans and advances to customers for the period. The constant currency numbers are derived by adjusting reported ECL and average loans and advances to customers for the effects of foreign currency translation differences.

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
	Half-year ended
	30 Jun	30 Jun
	2023	2022
	$m	$m
Expected credit losses and other credit impairment charges (‘ECL’)	(1,345)	(1,087)
Currency translation		13
Constant currency	(1,345)	(1,074)
Average gross loans and advances to customers	960,452	1,053,459
Currency translation	6,276	(20,196)
Constant currency	966,728	1,033,263
Average gross loans and advances to customers, including held for sale	1,026,201	1,054,420
Currency translation	7,395	(20,189)
Constant currency	1,033,596	1,034,231
Ratios	%	%
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers	0.28	0.21
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale	0.26	0.21

HSBC Holdings plc	59

Reconciliation of alternative performance measures

Target basis operating expenses
Target basis operating expenses is computed by excluding the impact of notable items and foreign exchange translation impacts from reported results. We also exclude the impact of re-translating comparative period financial information at the latest rates of foreign exchange in hyperinflationary economies, which we consider to be outside of our control, and the incremental costs associated with our acquisition of SVB UK and related international investments. We consider this measure to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets.

Target basis operating expenses
	Half-year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
Reported operating expenses	15,457	16,127
Notable items	(71)	(1,040)
– disposals, acquisitions and related costs	(118)	—
– restructuring and other related costs[1]	47	(1,040)
Excluding the impact of SVB UK and related international investments	(67)	—
Currency translation[2]		(564)
Excluding the impact of retranslating prior year costs of hyperinflationary economies at a constant currency foreign exchange rate		160
Target basis operating expenses	15,319	14,683
1    In 2Q23, we recognised $47m of reversals relating to restructuring provisions recognised during 2022.
2 Currency translation on reported operating expenses, excluding currency translation on notable items.
Earnings per share excluding material notable items
Basic earnings per ordinary share excluding material notable items is calculated by dividing the profit attributable to ordinary shareholders of the parent company, excluding the impacts of material M&A transactions and the 1H22 deferred tax adjustment in HSBC Holdings, by the weighted average number of ordinary shares outstanding, excluding own shares held.

Earnings per share excluding material notable items
	Half-year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
Profit attributable to shareholders of company	17,508	8,592
Coupon payable on capital securities classified as equity	(542)	(626)
Profit attributable to ordinary shareholders of company	16,966	7,966
Provisional gain on acquisition of SVB UK	(1,507)	—
Reversal of impairment loss relating to the planned sale of our retail banking operations in France[1]	(1,629)	—
Impact of the agreed sale of our banking business in Canada[2]	(54)	—
Recognition of a deferred tax asset from historical tax losses in HSBC Holdings	—	(2,082)
Profit attributable to ordinary shareholders of company excluding material notable items	13,776	5,884

Number of shares
Basic number of ordinary shares (millions)	19,693	19,954
Basic earnings per share excluding material notable items	0.70	0.29
Basic earnings per share	0.86	0.40
1 Net of deferred tax of $501m.
2 Represents the earnings recognised by the banking business in Canada, net of gains and losses on foreign exchange hedges held at Group level, that will reduce the gain on sale recognised by the Group on completion.

60	HSBC Holdings plc

Risk
Contents

61	Key developments in the first half of 2023
61	Areas of special interest
64	Credit risk
93	Treasury risk
103	Market risk
104	Insurance manufacturing operations risk
We recognise that the primary role of risk management is to protect our customers, business, colleagues, shareholders and the communities that we serve, while ensuring we are able to support our strategy and provide sustainable growth.
All our people are responsible for the management of risk, with the ultimate accountability residing with the Board. Our Group Risk and Compliance function, led by the Group Chief Risk and Compliance Officer, plays an important role in reinforcing our culture and values. We are focused on creating an environment that encourages our people to speak up and do the right thing.
Group Risk and Compliance is independent from the global businesses, including our sales and trading functions, to provide challenge, oversight and appropriate balance in risk/reward decisions.
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial. The framework fosters continuous monitoring, promotes risk awareness, and encourages sound operational and strategic decision making. It also supports a consistent approach to identifying, assessing, managing and reporting the risks we accept and incur in our activities. We continue to actively review and develop our risk management framework and enhance our approach to managing risk through our activities with regard to: people and capabilities; governance; reporting and management information; credit risk management models; and data.
A summary of our current policies and practices regarding the management of risk is set out in the ‘Risk management’ section on pages 132 to 135 of the Annual Report and Accounts 2022.

Key developments in the first half of 2023
We continued to actively manage the risks related to macroeconomic and geopolitical uncertainties, as well as other key risks described in this section. In addition, we sought to enhance our risk management in the following areas:
–We enhanced our management of concentration risk at country and single customer group levels by implementing new frameworks to strengthen our control of risk tolerance and appetite.
–We have continued to strengthen our third-party risk policy and enhanced the way third-party risk is overseen and managed across all non-financial risks. Our processes, framework and reporting capabilities have been enhanced to improve the control and oversight of our material third parties, to help maintain our operational resilience and meet new and evolving regulatory requirements.
–We continued to make progress with our comprehensive regulatory reporting programme to strengthen our global processes, improve consistency and enhance controls.
–We continued our programme to enhance our framework for managing risks associated with machine learning and artificial intelligence (‘AI’).
–Through our climate risk programme, we continued to embed climate considerations throughout the organisation, including enhancing our approach to assessing the impact of climate on capital, and continued the development of risk metrics to manage our exposure to climate risk.
–We deployed industry-leading technology and advanced analytics capabilities into new markets to improve our ability to identify suspicious activities and prevent financial crime. We continue to monitor regulatory changes.
–We continued to develop and enhance our electronic communication policies and standards, to help ensure escalations and follow-up actions can better focus on substantive issues.
Areas of special interest
During the first half of 2023, a number of areas were considered as part of our top and emerging risks because of the effect they have on the Group. In this section we have focused on risks related to geopolitical and macroeconomic risk and the interbank offered rate (‘Ibor’) transition.
Geopolitical and macroeconomic risk
The Russia-Ukraine war has had far-reaching geopolitical and economic implications. HSBC is monitoring the impacts of the war, and continues to respond to the significant sanctions and trade restrictions imposed against Russia by the UK, the US and the EU, as well as other countries. In response to such sanctions and trade restrictions, as well as to asset flight, Russia has implemented certain countermeasures. The global economy has largely adapted to the imposition of significant sanctions and trade restrictions, with European countries diversifying their energy sources to reduce their dependence on Russian energy supplies.
Further sanctions-related matters, including sanctions evasion by parties in third countries and Russian countermeasures may adversely impact the Group, its customers and the markets in which it operates. Our business in Russia, which principally serves multinational corporate clients headquartered in other countries, is not accepting new business or customers and is consequently on a declining trend. Following a strategic review in 2022, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) entered into an agreement to sell its wholly-owned subsidiary HSBC Bank Russia (RR) (Limited Liability Company), subject to regulatory and governmental approvals.
Global supply chain disruptions caused by the war in Ukraine have eased, although inflation is likely to remain high in several regions as the demand for services remains relatively strong. This has prompted central banks to continue tightening monetary policies. Since the beginning of 2023, the US Federal Reserve Board (‘FRB’) has delivered a cumulative 75 basis point (‘bps’) increase in the Federal Funds rate. The European Central Bank and the Bank of England have each tightened their policy rates by 150 bps over the same period. All three central banks and their counterparts in other developed markets are expected to increase rates further in the near term. While the peak in rates may be getting closer, as of early-July 2023, interest-rate futures did not suggest that central banks in developed markets (with the possible exception of the FRB) will begin to ease monetary policy until well into 2024. This may change if inflation moderates more significantly than expected, or if recession concerns increase. Some central banks in emerging markets have already begun to ease on monetary policy.
Fiscal policies are likely to remain relatively generous in coming years as demand increases for public spending on items including social welfare, defence and decarbonisation initiatives. This may increasingly happen against a backdrop of slower growth, volatile energy prices and high interest rates. Financial markets are showing a degree of forbearance, with long-term yields relatively contained. However, this may be tested by the acceleration in the coming months of central bank sales of government securities accumulated over several years of quantitative easing. Sovereigns with high public debt burdens could come under renewed focus as investors question the sustainability of that debt. We continue to monitor our risk profile closely in the context of uncertainty over global macroeconomic policies.

HSBC Holdings plc	61

Risk

Higher inflation and interest rate expectations around the world – and the resulting economic uncertainty – have had an impact on expected credit losses and other credit impairment charges (‘ECL’) during the first half of 2023. In certain markets, the combined pressure of higher inflation and interest rates may impact the ability of our customers to repay their debt. Our Central scenario, which has the highest probability weighting in our IFRS 9 ‘Financial Instruments’ calculations of ECL, assumes low growth and a higher inflation environment across many of our key markets.
The Central scenario has been assigned our standard weighting across all of our major markets, reflecting narrowing forecast dispersion, reduced uncertainty, and a view that forecasts now sufficiently capture the weak growth outlook. Our approach to macroeconomic scenarios remained unchanged in 2Q23, but the shift in UK interest rate expectations in June resulted in updates to key scenario variables. There remains continued uncertainty with respect to the relationship between the economic drivers and the historical loss experience, which has required adjustments to modelled ECL in cases where we determined that our models were unable to capture the material underlying risks. For retail portfolios where models do not sufficiently capture the interest rate and inflation risks, there has been a globally consistent approach developed that is utilised for assessing the affordability pressure on potentially affected customers and the consequential impact this would have on ECL. This is incorporated into ECL via management judgemental adjustments.
For further details of our Central and other scenarios, see ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 69.
Given that key sectors of the global economy such as trade and manufacturing are underperforming, and the risk of recessions remains, the demand for Chinese exports may also diminish. While the mainland China commercial real estate market showed signs of recovery and stabilisation in early 2023, recent market data remains mixed, suggesting both an uncertain and protracted recovery. China’s government policy measures relating to the mainland China commercial real estate market introduced in late 2022 have resulted in improved financial support for onshore borrowers, although offshore financial market conditions remain challenging in light of a continued shortage of liquidity. Corporates operating in this sector are therefore facing continued challenges and are becoming increasingly divided, with state-owned enterprises and certain privately-owned enterprises likely to see some improvements in their performances and allocations of investments and liquidity, while other entities may still remain subject to performance uncertainty and material market pressure. We will continue to monitor the sector closely, notably the risk of further credit migration and idiosyncratic defaults.
Global tensions over trade, technology and ideology are manifesting themselves in divergent regulatory standards and compliance regimes, presenting long-term strategic challenges for multinational businesses.
The US-China relationship remains complex. In addition to the US, the UK, the EU and other countries have also imposed certain sanctions and trade restrictions on Chinese persons and companies. There is a continued risk of additional sanctions and trade restrictions being imposed by the US and other governments in relation to human rights, advanced technology, and other issues with China, and this could create a more complex operating environment for the Group and its customers.
China has in turn announced a number of its own sanctions and trade restrictions that target, or provide authority to target, foreign individuals and companies, and materials for technology production.
These and any future measures and countermeasures that may be taken by the US, China and other countries may affect the Group, its customers and the markets in which the Group operates.
The conclusion of the Windsor Framework between the UK and the EU introduced a new system of checks on goods moving from the UK to Northern Ireland, and removed a major area of friction. On 27 June 2023, the UK and the EU also signed a memorandum of understanding on regulatory cooperation in financial services, potentially paving the way for closer coordination of policymaking for the sector.
Over the medium to long term, the UK’s withdrawal from the EU may impact markets and increase economic risk, particularly in the UK, which could adversely impact our profitability and prospects for growth in this market. We are monitoring the situation closely, including the potential impacts on our customers.
As the geopolitical landscape evolves, compliance by multinational corporations with their legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional compliance, reputational and political risks for the Group. We maintain dialogue with our regulators in various jurisdictions on the impact of legal and regulatory obligations on our business and customers.
It remains the Group‘s policy to comply with all applicable laws and regulations of all jurisdictions in which it operates, although geopolitical risks and tensions, and potential ambiguities in the Group’s compliance obligations will continue to present challenges and risks for the Group. These could have a material adverse impact on the Group‘s business, financial condition, results of operations, prospects and strategy, as well as on the Group’s customers.
Expanding data privacy, national security and cybersecurity laws in a number of markets could pose potential challenges to intra-Group data sharing. These developments may affect our ability to manage financial crime risks across markets due to limitations on cross-border transfers of personal information.
Ibor transition
Interbank offered rates (‘Ibors’) were previously used extensively to set interest rates on different types of financial transactions and for valuation purposes, risk measurement and performance benchmarking.
Following the UK’s Financial Conduct Authority (‘FCA’) announcement in July 2017 that it would no longer continue to persuade or require panel banks to submit rates for the London interbank offered rate (‘Libor’) after 2021, we have been actively working to transition legacy contracts from Ibors to products linked to near risk-free replacement rates (‘RFRs’) or alternative reference rates.
The publication of sterling, Swiss franc, euro and Japanese yen Libor interest rate benchmarks, as well as Euro Overnight Index Average (‘Eonia’), and two US dollar Libor settings ceased from the end of 2021. Following this, the publication of all remaining settings of US dollar Libor ceased from 30 June 2023. To support any remaining contracts referencing these benchmarks, the FCA has compelled the ICE Benchmark Administration Limited to publish the three-month sterling Libor setting using an alternative ‘synthetic’ methodology until 31 March 2024, and one-month, three-month and six-month US dollar Libor settings until 30 September 2024. We continue to support our customers in the transition of the limited number of outstanding contracts relying on ‘synthetic’ Libor benchmarks in line with these dates.
Our Ibor transition programme – which is tasked with the development of RFR products and the transition of legacy Ibor products – has implemented the required processes, technology and RFR product capabilities in support of the benchmark cessation events. As a result, the transition of the majority of legacy contracts was undertaken successfully throughout 1H23 with the remaining contracts expected to largely complete in 3Q23. Specifically, our derivatives portfolio was largely transitioned through clearing house conversion mechanisms, and the use of industry legal fall-back provisions at cessation, leaving a limited number of trades that continue to be discussed with customers. Our wholesale and private bank lending portfolios for both uncommitted and committed facilities have been repapered with client consent, albeit a small number of wholesale contracts will continue repapering activities until their first interest rate fixing date after cessation. Where applicable, our structured notes and certain MREL instruments of the Group are being transitioned in line with jurisdictional legislative solutions and through client and investor notification. In respect of HSBC’s regulatory capital and other MREL instruments that include references to legacy Ibors (including indirect references) in their terms, HSBC expects to be able to remediate or mitigate these risks by the relevant calculation dates, which may occur post-cessation of

62	HSBC Holdings plc

the relevant Ibor. HSBC remains committed to seeking to remediate or mitigate relevant risks relating to Ibor-demise, as appropriate.
While the majority of our legacy contracts referencing demised Ibors have been transitioned, as a result of other demising benchmarks or remaining contracts, we continue to be exposed to, and actively monitor, risks including:
–regulatory compliance and conduct risks, as the use of ‘synthetic’ Libor rates, transition of legacy contracts to RFRs or alternative rates, or sales of products referencing RFRs, may not deliver fair client outcomes; and
–legal risk, as issues arising from the use of legislative solutions and from legacy contracts that the Group is unable to transition may result in unintended or unfavourable outcomes for clients and market participants, which could potentially increase the risk of disputes.
While the level of risk has diminished in line with our process implementation and continued transition of contracts, we will monitor these risks through the remainder of the transition of legacy contracts. Throughout 2023, we plan to continue to engage with our clients and investors to complete an orderly transition of contracts that reference the remaining demising Ibors. Additionally, plans and policies are in place to help us to react to any future regulatory notification of the intention to demise an interest rate benchmark.
Financial instruments impacted by Ibor reform
Interest Rate Benchmark Reform Phase 2, the amendments to IFRSs issued in August 2020, represents the second phase of the IASB’s project on the effects of interest rate benchmark reform. The amendments address issues affecting financial statements when changes are made to contractual cash flows and hedging relationships.
Under these amendments, changes made to a financial instrument measured at other than fair value through profit or loss that are economically equivalent and required by interest rate benchmark reform, do not result in the derecognition or a change in the carrying amount of the financial instrument. Instead they require the effective interest rate to be updated to reflect the change in the interest rate benchmark. In addition, hedge accounting will not be discontinued solely because of the replacement of the interest rate benchmark if the hedge meets other hedge accounting criteria.

Financial instruments impacted by Ibor reform
	Financial instruments yet to transition to alternative benchmarks, by main benchmark
	USD Libor	GBP Libor	JPY Libor	Others[1]
At 30 Jun 2023	$m	$m	$m	$m
Non-derivative financial assets
Loans and advances to customers	22,805	154	—	6,571
Other financial assets	2,676	—	—	1,914
Total non-derivative financial assets[2]	25,481	154	—	8,485

Non-derivative financial liabilities
Financial liabilities designated at fair value	688	1,871	1,096	—
Debt securities in issue	2,410	—	—	—
Other financial liabilities	1,896	—	—	181
Total non-derivative financial liabilities	4,994	1,871	1,096	181

Derivative notional contract amount
Foreign exchange	389,263	—	—	16,322
Interest rate	787,566	—	—	181,389
Total derivative notional contract amount	1,176,829	—	—	197,711

At 31 Dec 2022
Non-derivative financial assets
Loans and advances to customers	49,632	262	—	7,912
Other financial assets	4,716	42	—	1,562
Total non-derivative financial assets[2]	54,348	304	—	9,474

Non-derivative financial liabilities
Financial liabilities designated at fair value	17,224	1,804	1,179	—
Debt securities in issue	5,352	—	—	—
Other financial liabilities	2,988	—	—	176
Total non-derivative financial liabilities	25,564	1,804	1,179	176

Derivative notional contract amount
Foreign exchange	140,223	—	—	7,337
Interest rate	2,208,189	68	—	186,952
Total derivative notional contract amount	2,348,412	68	—	194,289
1    Comprises financial instruments referencing other significant benchmark rates yet to transition to alternative benchmarks (euro Libor, SOR, THBFIX, MIFOR, Sibor, CDOR and TIIE). An announcement was made by the South African regulator during the first half of 2023 on the cessation of the Johannesburg interbank average rate (‘JIBAR’). Therefore, JIBAR is also included in ‘Others‘ during the current period.
2    Gross carrying amount excluding allowances for expected credit losses.
The amounts in the above table relate to HSBC’s main operating entities where HSBC has material exposures impacted by Ibor reform, including in the UK, Hong Kong, France, the US, Mexico, Canada, Singapore, the UAE, Bermuda, Australia, Qatar, Germany, Thailand, India and Japan. The amounts provide an indication of the extent of the Group’s exposure to the Ibor benchmarks that are due to be replaced. Amounts are in respect of financial instruments that:

–contractually reference an interest rate benchmark that is planned to transition to an alternative benchmark;
–have a contractual maturity date beyond the date by which the reference interest rate benchmark is expected to cease; and
–are recognised on HSBC’s consolidated balance sheet.

HSBC Holdings plc	63

Risk

Credit risk

64	Overview
64	Credit risk in the first half of 2023
65	Summary of credit risk
67	Stage 2 decomposition
68	Assets held for sale
69	Measurement uncertainty and sensitivity analysis of ECL estimates
77	Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers
80	Credit quality of financial instruments
81	Personal lending
83	Wholesale lending
86	Commercial real estate
89	Supplementary information
Overview
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products, such as guarantees and derivatives.
Credit risk in the first half of 2023
There were no material changes to credit risk policy in the first half of 2023.
A summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page 145 of the Annual Report and Accounts 2022.
At 30 June 2023, gross loans and advances to customers and banks of $1,072bn increased by $32.7bn, compared with 31 December 2022. This included favourable foreign exchange movements of $12.3bn.
Excluding foreign exchange movements, growth was driven by a $29.3bn increase in personal loans and advances to customers. This was partly offset by a $6.4bn decrease in wholesale loans and advances to customers and a $2.6bn decrease in loans and advances to banks.
The underlying increase in personal loans and advances to customers was driven mainly by an increase in France (up $22.3bn) due to our retail banking operations in France no longer being classified as assets held for sale. It also comprised increases in Hong Kong (up $4.4bn), in the UK (up $1.8bn), in Mexico (up $1.2bn) and in Australia (up $1.0bn) driven mainly by mortgage growth. These were partly offset by a decrease in Oman (down $1.2bn) from the reclassification of our business in the country into ‘assets held for sale’.

The underlying decrease in wholesale loans and advances to customers was driven mainly by lower commercial real estate exposures in Hong Kong (down $8.3bn) and mainland China (down $1.5bn). It also comprised a decrease in Oman (down $2.1bn) from the reclassification of our business in the country into ‘assets held for sale’. These were partly offset by increases in France (up $2.1bn) and in the UK (up $2.1bn). The increase in the UK included loans and advances to customers of $7.1bn from HSBC Innovation Bank Limited (formerly SVB UK).
At 30 June 2023, the allowance for ECL of $12.8bn increased by $0.2bn compared with 31 December 2022, including adverse foreign exchange movements of $0.1bn. The $12.8bn allowance comprised $12.3bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.1bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
Excluding foreign exchange movements, the allowance for ECL in relation to loans and advances to customers increased by $0.1bn from 31 December 2022. This was attributable to:
–a $0.1bn increase in wholesale loans and advances to customers, which included a $0.4bn increase driven by stage 3, offset by a $0.3bn decrease driven by stages 1 and 2; and
–broadly unchanged allowances for ECL in personal loans and advances to customers across all stages.
In wholesale lending, mainland China‘s commercial real estate sector continued to deteriorate in 2023, resulting in new and additional stage 3 charges.
In personal lending, stable allowances reflected customer resilience during the period, despite significant inflationary pressures.
The Group ECL charge for the first six months of 2023 was $1.3bn, inclusive of recoveries. This was driven by higher stage 3 charges, notably in the Hong Kong commercial real estate sector, as well as continued economic uncertainty and inflationary pressures.
The ECL charge comprised: $0.5bn in respect of personal lending, of which the stage 3 charge was $0.3bn; and $0.8bn in respect of wholesale lending, of which the stage 3 and POCI charge was $0.7bn.

64	HSBC Holdings plc

Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL.
The following tables analyse loans by industry sector and represent the concentration of exposures on which credit risk is managed. The allowance for ECL increased from $12.6bn at 31 December 2022 to $12.8bn at 30 June 2023.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 30 Jun 2023		At 31 Dec 2022
	Gross carrying/ nominal amount	Allowance for ECL[1]	Gross carrying/ nominal amount	Allowance for ECL[1]
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	971,296	(11,738)	935,008	(11,447)
– personal	453,447	(3,026)	414,882	(2,870)
– corporate and commercial	441,258	(8,401)	453,202	(8,320)
– non-bank financial institutions	76,591	(311)	66,924	(257)
Loans and advances to banks at amortised cost	100,995	(74)	104,544	(69)
Other financial assets measured at amortised cost	960,249	(489)	954,934	(493)
– cash and balances at central banks	307,734	(1)	327,005	(3)
– items in the course of collection from other banks	10,649	—	7,297	—
– Hong Kong Government certificates of indebtedness	42,407	—	43,787	—
– reverse repurchase agreements – non-trading	258,056	—	253,754	—
– financial investments	131,277	(27)	109,086	(20)
– assets held for sale[2]	80,244	(402)	102,556	(415)
– prepayments, accrued income and other assets[3]	129,882	(59)	111,449	(55)
Total gross carrying amount on-balance sheet	2,032,540	(12,301)	1,994,486	(12,009)
Loans and other credit-related commitments	649,526	(348)	618,788	(386)
– personal	253,764	(25)	244,006	(27)
– corporate and commercial	265,552	(301)	269,187	(340)
– financial	130,210	(22)	105,595	(19)
Financial guarantees	18,882	(51)	18,783	(52)
– personal	1,188	—	1,135	—
– corporate and commercial	13,613	(47)	13,587	(50)
– financial	4,081	(4)	4,061	(2)
Total nominal amount off-balance sheet[4]	668,408	(399)	637,571	(438)
	2,700,948	(12,700)	2,632,057	(12,447)

	Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	287,195	(125)	265,147	(126)
1    Total ECL is recognised in the loss allowance for the financial asset unless total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    For further details on gross carrying amounts and allowances for ECL related to assets held for sale, see ‘Assets held for sale’ on page 68.
3    Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’, as presented within the consolidated balance sheet on page 108, includes both financial and non-financial assets.
4    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5    Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change for expected credit losses and other credit impairment charges’ in the income statement.
The following table provides an overview of the Group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
–Stage 1: These financial assets are unimpaired and without a significant increase in credit risk for which a 12-month allowance for ECL is recognised.
–Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition for which a lifetime ECL is recognised.
–Stage 3: There is objective evidence of impairment and the financial assets are therefore considered to be in default or otherwise credit impaired for which a lifetime ECL is recognised.
–POCI: Financial assets that are purchased or originated at a deep discount are seen to reflect the incurred credit losses on which a lifetime ECL is recognised.

HSBC Holdings plc	65

Risk

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 30 June 2023
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	808,376	142,843	20,016	61	971,296	(1,106)	(3,269)	(7,338)	(25)	(11,738)	0.1	2.3	36.7	41.0	1.2
– personal	391,701	58,160	3,586	—	453,447	(576)	(1,567)	(883)	—	(3,026)	0.1	2.7	24.6	—	0.7
– corporate and commer-cial	345,116	80,274	15,807	61	441,258	(468)	(1,630)	(6,278)	(25)	(8,401)	0.1	2.0	39.7	41.0	1.9
– non-bank financial institutions	71,559	4,409	623	—	76,591	(62)	(72)	(177)	—	(311)	0.1	1.6	28.4	—	0.4
Loans and advances to banks at amortised cost	99,623	1,288	84	—	100,995	(18)	(33)	(23)	—	(74)	—	2.6	27.4	—	0.1
Other financial assets measured at amortised cost	945,902	13,580	757	10	960,249	(96)	(147)	(237)	(9)	(489)	—	1.1	31.3	90.0	0.1
Loans and other credit-related commit-ments	610,072	37,849	1,605	—	649,526	(135)	(150)	(63)	—	(348)	—	0.4	3.9	—	0.1
– personal	243,830	8,936	998	—	253,764	(22)	(1)	(2)	—	(25)	—	—	0.2	—	—
– corporate and commer-cial	240,799	24,184	569	—	265,552	(105)	(137)	(59)	—	(301)	—	0.6	10.4	—	0.1
– financial	125,443	4,729	38	—	130,210	(8)	(12)	(2)	—	(22)	—	0.3	5.3	—	—
Financial guarantees	16,135	2,535	212	—	18,882	(8)	(12)	(31)	—	(51)	—	0.5	14.6	—	0.3
– personal	1,173	15	—	—	1,188	—	—	—	—	—	—	—	—	—	—
– corporate and commer-cial	11,698	1,704	211	—	13,613	(7)	(10)	(30)	—	(47)	0.1	0.6	14.2	—	0.3
– financial	3,264	816	1	—	4,081	(1)	(2)	(1)	—	(4)	—	0.2	100.0	—	0.1
At 30 Jun 2023	2,480,108	198,095	22,674	71	2,700,948	(1,363)	(3,611)	(7,692)	(34)	(12,700)	0.1	1.8	33.9	47.9	0.5
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (‘DPD’) and are transferred from stage 1 to stage 2.
The following disclosure presents the ageing of stage 2 financial assets by those less than 30 and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing (30 DPD) and those identified at an earlier stage (less than 30 DPD).

Stage 2 days past due analysis at 30 June 2023
	Gross carrying/nominal amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	142,843	138,163	2,667	2,013	(3,269)	(2,761)	(261)	(247)	2.3	2.0	9.8	12.3
– personal	58,160	55,633	1,656	871	(1,567)	(1,134)	(214)	(219)	2.7	2.0	12.9	25.1
– corporate and commercial	80,274	78,356	1,006	912	(1,630)	(1,555)	(47)	(28)	2.0	2.0	4.7	3.1
– non-bank financial institutions	4,409	4,174	5	230	(72)	(72)	—	—	1.6	1.7	—	—
Loans and advances to banks at amortised cost	1,288	1,286	—	2	(33)	(33)	—	—	2.6	2.6	—	—
Other financial assets measured at amortised cost	13,580	13,380	122	78	(147)	(126)	(7)	(14)	1.1	0.9	5.7	17.9
1    Days past due (‘DPD‘).
2    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.

66	HSBC Holdings plc

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2022
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	776,299	139,076	19,504	129	935,008	(1,092)	(3,488)	(6,829)	(38)	(11,447)	0.1	2.5	35.0	29.5	1.2
– personal	362,677	48,866	3,339	—	414,882	(561)	(1,504)	(805)	—	(2,870)	0.2	3.1	24.1	—	0.7
– corporate and commercial	351,885	85,492	15,696	129	453,202	(488)	(1,907)	(5,887)	(38)	(8,320)	0.1	2.2	37.5	29.5	1.8
– non-bank financial institutions	61,737	4,718	469	—	66,924	(43)	(77)	(137)	—	(257)	0.1	1.6	29.2	—	0.4
Loans and advances to banks at amortised cost	102,723	1,739	82	—	104,544	(18)	(29)	(22)	—	(69)	—	1.7	26.8	—	0.1
Other financial assets measured at amortised cost	938,798	15,339	797	—	954,934	(95)	(165)	(233)	—	(493)	—	1.1	29.2	—	0.1
Loans and other credit-related commitments	583,383	34,033	1,372	—	618,788	(141)	(180)	(65)	—	(386)	—	0.5	4.7	—	0.1
– personal	239,521	3,686	799	—	244,006	(26)	(1)	—	—	(27)	—	—	—	—	—
– corporate and commercial	241,313	27,323	551	—	269,187	(111)	(166)	(63)	—	(340)	—	0.6	11.4	—	0.1
– financial	102,549	3,024	22	—	105,595	(4)	(13)	(2)	—	(19)	—	0.4	9.1	—	—
Financial guarantees	16,071	2,463	249	—	18,783	(6)	(13)	(33)	—	(52)	—	0.5	13.3	—	0.3
– personal	1,123	11	1	—	1,135	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	11,547	1,793	247	—	13,587	(5)	(12)	(33)	—	(50)	—	0.7	13.4	—	0.4
– financial	3,401	659	1	—	4,061	(1)	(1)	—	—	(2)	—	0.2	—	—	—
At 31 Dec 2022	2,417,274	192,650	22,004	129	2,632,057	(1,352)	(3,875)	(7,182)	(38)	(12,447)	0.1	2.0	32.6	29.5	0.5
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit impaired (‘POCI‘).

Stage 2 days past due analysis at 31 December 2022
	Gross carrying amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	139,076	134,680	2,410	1,986	(3,488)	(3,017)	(234)	(237)	2.5	2.2	9.7	11.9
– personal	48,866	46,378	1,682	806	(1,504)	(1,080)	(214)	(210)	3.1	2.3	12.7	26.1
– corporate and commercial	85,492	83,976	712	804	(1,907)	(1,860)	(20)	(27)	2.2	2.2	2.8	3.4
– non-bank financial institutions	4,718	4,326	16	376	(77)	(77)	—	—	1.6	1.8	—	—
Loans and advances to banks at amortised cost	1,739	1,729	—	10	(29)	(29)	—	—	1.7	1.7	—	—
Other financial assets measured at amortised cost	15,339	15,103	140	96	(165)	(141)	(8)	(16)	1.1	0.9	5.7	16.7
1    Days past due (‘DPD‘).
2    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.
Stage 2 decomposition
The following table presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers. It also sets out the reasons why an exposure is classified as stage 2 and therefore presented as a significant increase in credit risk at 30 June 2023.
The quantitative classification shows gross carrying values and allowances for ECL for which the applicable reporting date probability of default (‘PD’) measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in Note 1.2 ‘Summary of significant accounting policies’, on page 342 of the Annual Report and Accounts 2022.
The qualitative classification primarily accounts for customer risk rating (‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
A summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of significant accounting policies’ on page 342 of the Annual Report and Accounts 2022.

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Loans and advances to customers at 30 June 2023[1]
	Gross carrying amount				Allowance for ECL				ECL coverage
	Personal	Corporate and commercial	Non-bank financial institutions	Total	Personal	Corporate and commercial	Non-bank financial institutions	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	%
Quantitative	48,337	63,306	3,667	115,310	(1,369)	(1,393)	(67)	(2,829)	2.5
Qualitative	9,756	16,454	717	26,927	(195)	(230)	(5)	(430)	1.6
30 DPD backstop[2]	67	514	25	606	(3)	(7)	—	(10)	1.7
Total stage 2	58,160	80,274	4,409	142,843	(1,567)	(1,630)	(72)	(3,269)	2.3

Loans and advances to customers at 31 December 2022[1]
	Gross carrying amount				Allowance for ECL				ECL coverage
	Personal	Corporate and commercial	Non-bank financial institutions	Total	Personal	Corporate and commercial	Non-bank financial institutions	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	%
Quantitative	41,610	66,421	3,679	111,710	(1,302)	(1,642)	(66)	(3,010)	2.7
Qualitative	7,209	18,555	878	26,642	(200)	(262)	(11)	(473)	1.8
30 DPD backstop[2]	47	516	161	724	(2)	(3)	—	(5)	0.7
Total stage 2	48,866	85,492	4,718	139,076	(1,504)	(1,907)	(77)	(3,488)	2.5
1    Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
2    Days past due (‘DPD’).
Assets held for sale
At 30 June 2023, the most material balances held for sale came from our banking business in Canada. During the first half of 2023 the planned sale of our retail banking operations in France became less certain and no longer met the definition of held for sale.
‘Loans and other credit-related commitments’ and ‘financial guarantees’, as reported in credit disclosures, also include exposures and allowances relating to financial assets classified as ‘assets held for sale’.

Loans and advances to customers and banks measured at amortised cost
	At 30 Jun 2023		At 31 Dec 2022
	Total gross loans and advances	Allowance for ECL	Total gross loans and advances	Allowance for ECL
	$m	$m	$m	$m
As reported	1,072,291	(11,812)	1,039,552	(11,516)
Reported in ‘Assets held for sale’	60,739	(379)	81,221	(392)
Total	1,133,030	(12,191)	1,120,773	(11,908)

At 30 June 2023, gross loans and advances of our banking business in Canada were $56.3bn, and the related allowances for ECL were $0.2bn.
Lending balances held for sale continue to be measured at amortised cost less allowances for impairment and, therefore, such carrying amounts may differ from fair value.
These lending balances are part of associated disposal groups that are measured in their entirety at the lower of carrying amount and fair value less costs to sell. Any difference between the carrying amount of these assets and their sales price is part of the overall gain or loss on the associated disposal group as a whole.
For further details of the carrying amount and the fair value at 30 June 2023 of loans and advances to banks and customers classified as held for sale, see Note 15 on the interim condensed financial statements.

68	HSBC Holdings plc

Gross loans and allowance for ECL on loans and advances to customers and banks reported in ‘Assets held for sale’
	Banking business in Canada		Retail banking operations in France		Other[1]		Total
	Gross carrying value	Allowance for ECL	Gross carrying value	Allowance for ECL	Gross carrying value	Allowance for ECL	Gross carrying value	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	56,178	(247)	—	—	3,410	(130)	59,588	(377)
– personal	26,908	(87)	—	—	1,463	(61)	28,371	(148)
– corporate and commercial	27,732	(155)	—	—	1,947	(69)	29,679	(224)
– non-bank financial institutions	1,538	(5)	—	—	—	—	1,538	(5)
Loans and advances to banks at amortised cost	76	—	—	—	1,075	(2)	1,151	(2)
At 30 Jun 2023	56,254	(247)	—	—	4,485	(132)	60,739	(379)

Loans and advances to customers at amortised cost	55,431	(234)	25,121	(92)	412	(62)	80,964	(388)
– personal	26,637	(75)	22,691	(88)	305	(47)	49,633	(210)
– corporate and commercial	27,128	(154)	2,379	(4)	107	(15)	29,614	(173)
– non-bank financial institutions	1,666	(5)	51	—	—	—	1,717	(5)
Loans and advances to banks at amortised cost	100	—	—	—	157	(4)	257	(4)
At 31 Dec 2022	55,531	(234)	25,121	(92)	569	(66)	81,221	(392)
1    Comprising assets held for sale relating to the planned merger of our business in Oman, and the planned sales of our branch operations in Greece and our business in Russia.
Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability-weight the results to determine an unbiased ECL estimate. Management judgemental adjustments are used to address late-breaking events, data and model limitations, model deficiencies and expert credit judgements.
At 30 June 2023, management recognised a reduction in uncertainty in most markets. It was management's view that the Central scenario sufficiently reflected the muted global economic environment and that the probability weightings assigned to this scenario for each of our major markets should increase and revert to the standard weight of 75%.
Methodology
At 30 June 2023, four economic scenarios were used to capture the current economic environment and to articulate management’s view of the range of potential outcomes. Each scenario is updated with new forecasts and estimates each quarter.
The Upside, Central and Downside scenarios are drawn from external consensus forecasts, market data and distributional estimates of the entire range of economic outcomes.
The fourth scenario, the Downside 2, represents management’s view of severe downside risks.
Economic scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
In June 2023, following a significant shift in UK policy interest rate expectations, the Central scenario for the UK was updated and key economic and financial variables were updated. Outer scenario economic variables for the UK were changed in parallel with these Central scenario adjustments.
Description of economic scenarios
In the Central scenario, global economic forecasts have improved since 1Q23. In western Europe and North America, GDP and employment have proved resilient to higher inflation and interest rates, as well as the failure of several US banks. In Hong Kong and mainland China, the post-pandemic reopening has led to a faster than expected improvement in growth and expectations, which has now been reflected in forecasts.
Stronger than expected growth means that inflation has declined at a slower pace than projected. For many markets, inflation forecasts have been raised. Further monetary tightening is also expected although interest rates are, in most markets, thought to be at, or close to, their peak. The UK and China are key exceptions.
In the UK, interest rates are expected to rise over the remainder of 2023. There remains uncertainty around the speed and extent of the increases, which may impose additional downside risks. In China, policy interest rates have been cut.
The Upside and Downside scenarios are designed to encompass the potential crystallisation of a number of key macro-financial risks. Higher inflation, tighter monetary policy and financial conditions, and an escalation of geopolitical risks pose key downside risks to the outlook. To the upside, a swifter decline in inflation, a cut to interest rates and greater cooperation between the US and China on trade and investment are assumed to drive faster economic growth.
The scenarios used to calculate ECL are described below.
The consensus Central scenario
HSBC’s Central scenario features a slowdown in GDP growth and a rise in unemployment across our major markets in 2023, relative to 2022, with the exception of Hong Kong and mainland China.
Global GDP forecasts have been raised in recent quarters due to stronger-than-expected growth in 1Q23, underpinned by resilience in household consumption. Nevertheless, the outlook for the remainder of 2023 and the beginning of 2024 remains subdued as high inflation continues to erode disposable income and curtail investment. In Hong Kong and mainland China, higher growth expectations reflect the removal of pandemic-related restrictions.
The Central scenario assumes that inflation gradually declines through 2023 and only reverts to central bank target ranges in 2025.
Global GDP is expected to grow by 2.0% in 2023 in the Central scenario. The average rate of global GDP growth is expected to be 2.6% over the forecast period, slightly below the 2.8% average five-year growth rate expectation prior to the onset of the pandemic.

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Across the key markets, the Central scenario assumes the following:
–GDP growth in mainland China is expected to continue at a rate above the official target of 5% in 2023, with policy stimulus offsetting headwinds from a weak property sector and lower external demand. In Hong Kong, the resumption of international travel and tourism, and the recovery in mainland China are expected to sustain the rapid rebound in GDP, led by the services sector and high employment.
–In the UK, persistently high inflation and wage growth have caused a significant reappraisal of interest rate expectations. A substantially higher terminal rate for interest rates implies a bigger impact on confidence, discretionary income and investment. We have sought to reflect this in an updated Central scenario, which incorporates a recession for the UK that begins in the second half of 2023 and persists into 2024.
–In the remainder of western Europe and North America, economic growth is expected to slow in the second half of 2023, as tighter monetary policy and elevated inflation squeeze corporate margins and households’ real disposable income. Tighter financial conditions are expected to weigh on credit growth.
–Unemployment is expected to rise gradually in most of our key markets from 2022 levels as economic growth slows. It is forecast to fall in mainland China and Hong Kong as the economic recovery continues.
–Inflation is expected to remain above central bank targets in our key markets in 2023 as core inflation and food prices remain high. Inflation is subsequently expected to converge back to central bank targets over the next two years of the forecast. Mainland China is expected to be an exception as inflation remains low throughout the forecast horizon.
–Policy interest rates in key markets are expected to peak later this year following rapid tightening cycles over the past 18 months to bring inflation rates back towards their targets. Thereafter, they are expected to fall slowly and remain at higher levels than they were pre-pandemic. In the UK, policy interest rates are forecast to rise until the end of the year and remain high for an extended period of time.
–The Brent crude oil price is expected to average $77 per barrel in 2023, before dropping back as demand weakens. Over the entire projection the oil price is expected to average $69 per barrel.
The Central scenario was created from consensus forecasts available in May, and market-based projections updated in June. For the UK, significant UK variables, including GDP, unemployment and policy rates were updated in late June.

The following table describes key macroeconomic variables in the consensus Central scenario.

Consensus Central scenario
	UK	US	Hong Kong	Mainland China	Canada	France	UAE	Mexico
GDP (annual average growth rate, %)
2023	0.0	1.0	4.5	5.4	1.2	0.5	3.2	1.9
2024	(0.6)	0.9	3.2	4.9	1.0	1.0	3.8	1.7
2025	1.0	2.2	2.7	4.7	2.2	1.5	4.1	2.2
2026	1.6	2.1	2.6	4.6	2.0	1.6	3.7	2.2
2027	1.4	2.0	2.5	4.3	1.9	1.5	3.3	2.2
5-year average[1]	0.8	1.7	3.1	4.6	1.7	1.3	3.6	2.0
Unemployment rate (%)
2023	4.2	3.9	3.3	5.2	5.7	7.4	2.9	3.3
2024	4.7	4.6	3.2	5.1	6.1	7.4	2.6	3.6
2025	4.5	4.4	3.3	5.1	6.0	7.2	2.4	3.5
2026	4.4	4.2	3.2	5.1	5.8	7.3	2.4	3.5
2027	4.5	4.1	3.3	5.0	5.7	7.0	2.3	3.5
5-year average[1]	4.5	4.3	3.3	5.1	5.9	7.2	2.5	3.5
House prices (annual average growth rate, %)
2023	(1.3)	1.3	(6.4)	(2.0)	(12.9)	0.7	11.1	10.2
2024	(5.7)	1.1	0.4	5.5	(3.1)	0.6	4.4	5.3
2025	(1.9)	2.8	1.8	3.8	4.1	3.1	4.5	4.3
2026	3.2	2.6	3.0	2.9	2.8	3.8	3.9	4.0
2027	2.7	2.8	3.3	3.6	0.6	3.7	3.3	3.9
5-year average[1]	(0.6)	2.2	1.8	3.5	(0.1)	2.5	4.5	4.8
Inflation (annual average growth rate, %)
2023	7.5	4.3	2.4	1.8	3.7	5.3	3.4	5.9
2024	2.8	2.6	2.3	2.3	2.2	2.6	2.2	4.2
2025	1.8	2.2	2.1	2.1	2.0	1.9	2.1	3.7
2026	1.9	2.2	2.2	2.1	2.0	1.9	2.1	3.6
2027	2.1	2.2	2.3	2.0	2.0	1.9	2.1	3.6
5-year average[1]	2.5	2.4	2.3	2.1	2.2	2.3	2.2	3.9
1 The five-year average is calculated over a projected period of 20 quarters from 3Q23 to 2Q28.

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The graphs compare the respective Central scenario with current economic expectations beginning in the second quarter of 2023.
GDP growth: Comparison of Central scenarios

UK

4Q22 Central 5Y Average: 1.1%
2Q23 Central 5Y Average: 0.8%
25
20
15
10
5
0
-5
-10
2021
2022
2023
2024
2025
2026
2027
2028
4Q22 Central
2Q23 Central

Note: Real GDP shown as year-on-year percentage change.

Hong Kong

4Q22 Central 5Y Average: 2.7%
2Q23 Central 5Y Average: 3.1%
10
8
6
4
2
0
-2
-4
-6
2021
2022
2023
2024
2025
2026
2027
2028
4Q22 Central
2Q23 Central

Note: Real GDP shown as year-on-year percentage change.

US

14
12
10
8
6
4
2
0
-2
4Q22 Central 5Y Average: 1.5%
2Q23 Central 5Y Average: 1.7%
2021
2022
2023
2024
2025
2026
2027
2028
4Q22 Central
2Q23 Central

Note: Real GDP shown as year-on-year percentage change.

Mainland China

4Q22 Central 5Y Average: 4.6%
2Q23 Central 5Y Average: 4.6%
20
18
16
14
12
10
8
6
4
2
0
2021
2022
2023
2024
2025
2026
2027
2028
4Q22 Central
2Q23 Central

Note: Real GDP shown as year-on-year percentage change.

The consensus Upside scenario
The consensus Upside scenario features stronger growth, lower unemployment and a faster fall in inflation compared with the Central scenario. Asset prices, including housing, also rise more quickly in this scenario. Other upside risk themes include a de-escalation of geographical tensions and looser financial conditions.
The following table describes key macroeconomic variables in the consensus Upside scenario.

Consensus Upside scenario (3Q23–2Q28)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	8.7	(2Q28)	14.7	(2Q28)	22.5	(2Q28)	33.3	(2Q28)	15.2	(2Q28)	10.1	(2Q28)	28.8	(2Q28)	17.3	(2Q28)
Unemployment rate (%, min)[2]	3.0	(2Q25)	3.0	(1Q24)	2.5	(2Q24)	4.6	(1Q24)	5.1	(2Q25)	6.2	(2Q25)	1.8	(2Q25)	2.8	(1Q24)
House price index (%, start-to-peak)[1]	5.7	(2Q28)	22.1	(2Q28)	17.2	(2Q28)	27.2	(2Q28)	13.7	(2Q28)	17.1	(2Q28)	28.3	(2Q28)	31.2	(2Q28)
Inflation rate (YoY % change, min)[3]	1.0	(2Q24)	1.3	(2Q24)	0.4	(2Q24)	0.6	(3Q24)	1.0	(3Q24)	1.4	(3Q24)	1.1	(3Q24)	2.8	(3Q24)
1    Cumulative change to the highest level of the series during the 20-quarter projection.
2     Lowest projected unemployment rate in the scenario.
3    Lowest projected year-on-year percentage change in inflation in the scenario.

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Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of key economic and financial risks. High inflation and the monetary policy response to it remain key concerns for global growth. While supply chain disruptions caused by the Covid-19 pandemic and the Russia-Ukraine war are easing, helping to reduce headline price inflation across many markets, core inflation remains high. This reflects tight labour markets, which is putting upward pressure on wages, and resilience in demand. In turn, it raises the risk of a more forceful policy response from central banks, encompassing a steeper trajectory for interest rates, a higher terminal rate and ultimately, economic recession.
The rapid increase in interest rates has already led to a repricing of asset valuations, as corporate and household borrowers face steep increases in debt service costs. Policymakers have also raised concerns that, following the collapse of several US regional banks, financial conditions could tighten further, acting as another constraint on activity. Insolvencies and default rates could rise sharply as businesses find it difficult to refinance, and cash buffers diminish amid weaker demand.
In addition, mainland China’s recovery from the pandemic may be weaker than expected, with negative implications for global growth and Hong Kong in particular.
In the consensus Downside scenario, economic activity is considerably weaker compared with the Central scenario, driven by an intensification of geopolitical risks that aggravate supply chain disruptions and cause global energy and other commodity prices to rise. In this scenario, the economies of our key markets experience moderate recession, unemployment rates increase, and asset prices fall.
The following table describes key macroeconomic variables in the consensus Downside scenario.

Consensus Downside scenario (3Q23–2Q28)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(3.2)	(3Q25)	(3.1)	(1Q24)	(2.4)	(1Q24)	(1.2)	(4Q23)	(3.3)	(1Q24)	(0.4)	(2Q24)	0.0	(3Q23)	(2.2)	(1Q24)
Unemployment rate (%, max)[2]	6.2	(4Q24)	6.1	(3Q24)	5.0	(2Q25)	6.3	(4Q24)	7.5	(1Q24)	8.5	(1Q24)	3.9	(1Q24)	4.4	(2Q24)
House price index (%, start-to-trough)[1]	(16.6)	(2Q25)	(2.6)	(1Q24)	(2.9)	(4Q23)	1.0	(3Q23)	(16.1)	(3Q24)	(1.3)	(2Q24)	(1.9)	(4Q23)	1.4	(3Q23)
Inflation rate (YoY % change, max)[3]	7.0	(3Q23)	4.1	(4Q23)	4.0	(2Q24)	4.3	(1Q24)	3.9	(1Q24)	5.6	(3Q23)	3.9	(4Q23)	6.6	(2Q24)
1    Cumulative change to the lowest level of the series during the 20-quarter projection.
2    The highest projected unemployment rate in the scenario.
3    The highest projected year-on-year percentage change in inflation in the scenario.
Downside 2 scenario
The Downside 2 scenario features a deep global recession and reflects management’s view of the tail of the economic risk distribution. It incorporates the simultaneous crystallisation of a number of risks. The narrative features an escalation in geopolitical tensions, which leads to further disruptions to supply chains. This creates additional upward pressure on inflation, prompting central banks to keep interest rates higher than in the Central scenario. However, demand subsequently falls sharply and unemployment rises before inflation pressures begin to subside.

The following table describes key macroeconomic variables in the Downside 2 scenario.

Downside 2 scenario (3Q23–2Q28)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(7.7)	(4Q24)	(4.3)	(2Q24)	(6.9)	(3Q24)	(8.3)	(2Q24)	(5.9)	(4Q24)	(7.1)	(3Q24)	(5.4)	(4Q24)	(8.9)	(4Q24)
Unemployment rate (%, max)[2]	9.0	(4Q24)	9.6	(2Q25)	6.3	(2Q24)	6.8	(2Q25)	12.2	(4Q24)	10.0	(3Q25)	4.4	(1Q24)	5.7	(4Q24)
House price index (%, start-to-trough)[1]	(40.8)	(3Q25)	(15.3)	(2Q24)	(16.1)	(4Q26)	(21.4)	(2Q25)	(45.1)	(2Q25)	(12.1)	(4Q25)	(4.8)	(4Q24)	1.3	(3Q23)
Inflation rate (YoY % change, max)[3]	10.3	(4Q23)	4.5	(4Q23)	4.5	(2Q24)	5.3	(1Q24)	5.0	(4Q23)	9.9	(4Q23)	4.4	(4Q23)	6.9	(2Q24)
1    Cumulative change to the lowest level of the series during the 20-quarter projection.
2     The highest projected unemployment rate in the scenario.
3     The highest projected year-on-year percentage change in inflation in the scenario.

Scenario weightings
In reviewing the economic situation, as well as the level of uncertainty and risk, management has considered both global and country-specific factors. This has led management to assigning scenario probabilities that are tailored to its view of uncertainty in individual markets.
In 2Q23, the level of certainty attached to the Central scenario was assessed to have increased compared with previous quarters. It was noted that:
–the dispersion of external economic forecasts had narrowed;
–there has been stabilisation of a number of key risk drivers; and
–the current Central scenario forecasts were sufficiently reflective of weak GDP growth prospects.

As a result, it was decided that having previously reduced the probability weights assigned to the Central scenario for each of our major markets, the weightings should increase and revert to the standard weight of 75%.
Scenario weightings for Hong Kong and mainland China, are now aligned to the consensus probability distribution. The upside potential in other major markets is considered to be limited by current inflation and monetary policy trends. Management therefore assigned only 5% to the Upside scenario in these markets. The remaining 20% weighting is assigned across our two Downside scenarios to reflect the continued downside risks posed by inflation and monetary policy.

72	HSBC Holdings plc

For the UK, uncertainty generated by shifting interest rate expectations was addressed with revisions to scenario variables.
The weighting assigned to the UK Central scenario therefore aligns to the standard weight.
The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	US	Hong Kong	Mainland China	Canada	France	UAE	Mexico
2Q23
Upside	10.0	5.0	5.0	10.0	10.0	5.0	5.0	5.0	5.0
Central	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0
Downside	10.0	15.0	15.0	10.0	10.0	15.0	15.0	15.0	15.0
Downside 2	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

4Q22
Upside	10.0	5.0	5.0	20.0	20.0	5.0	5.0	5.0	5.0
Central	75.0	60.0	70.0	55.0	55.0	70.0	60.0	70.0	70.0
Downside	10.0	25.0	20.0	20.0	20.0	15.0	25.0	20.0	20.0
Downside 2	5.0	10.0	5.0	5.0	5.0	10.0	10.0	5.0	5.0

The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in our four largest markets.

US

14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
2021
2022
2023
2024
2025
2026
2027
2028
Central
Upside
Downside
Downside 2

UK

25.0
20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
2021
2022
2023
2024
2025
2026
2027
2028
Central
Upside
Downside
Downside 2

Hong Kong

15.0
10.0
5.0
0.0
-5.0
-10.0
2021
2022
2023
2024
2025
2026
2027
2028
Central
Upside
Downside
Downside 2

Mainland China

20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
2021
2022
2023
2024
2025
2026
2027
2028
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.

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Risk

Critical accounting estimates and judgements
The calculation of ECL under IFRS 9 involved significant judgements, assumptions and estimates at 30 June 2023. These included:
–the selection of economic scenarios, given rapidly changing economic conditions and a wide distribution of economic forecasts; and
–estimating the economic effects of those scenarios on ECL, particularly the effect of interest rates and inflationary pressures on specific sectors.

How economic scenarios are reflected in ECL calculations
The methodologies for the application of forward economic guidance into the calculation of ECL for wholesale and retail portfolios are set out on page 158 of the Annual Report and Accounts 2022. Models are used to reflect economic scenarios on ECL estimates. These models are based largely on historical observations and correlations with default.
Economic forecasts and ECL model responses to these forecasts are subject to a degree of uncertainty. The models continue to be supplemented by management judgemental adjustments where required.

Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically increases or decreases to the modelled ECL at either a customer, segment or portfolio level to account for late-breaking events, model and data limitations and deficiencies, and expert credit judgement applied during management review and challenge. These include refining model inputs and outputs, and using adjustments to ECL based on management judgement and higher levels of quantitative analysis for impacts that are difficult to model. The effects of management judgemental adjustments are considered for both balances and ECL, and will consider any changes to stage allocation where appropriate. This is in accordance with the internal adjustments framework.
The wholesale and retail management judgemental adjustments are presented as part of the internal review and challenge committees, and are subject to a further second line review, where significant. This is in line with the governance process for IFRS 9 as set out on page 145 of the Annual Report and Accounts 2022. We have internal governance in place to monitor management judgemental adjustments regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
The drivers of management judgemental adjustments continue to evolve with the economic environment as new risks emerge.
At 30 June 2023, management judgemental adjustments reduced by $0.6bn compared with 31 December 2022. Adjustments reflected macroeconomic uncertainty at a portfolio and sector level, and operational limitations.

Management judgemental adjustments made in estimating the reported ECL at 30 June 2023 are set out in the following table.

Management judgemental adjustments to ECL at 30 June 2023[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Banks, sovereigns, government entities and low-risk counterparties		(0.1)	(0.1)
Corporate lending adjustments		—	—
Retail lending inflation-related adjustments	0.1		0.1
Other macroeconomic-related adjustments			—
Other retail lending adjustments	0.2		0.2
Total	0.3	(0.1)	0.2

Management judgemental adjustments to ECL at 31 December 2022[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Banks, sovereigns, government entities and low-risk counterparties		—	—
Corporate lending adjustments		0.5	0.5
Retail lending inflation-related adjustments	0.1		0.1
Other macroeconomic-related adjustments	0.1		0.1
Other retail lending adjustments	0.2		0.2
Total	0.3	0.5	0.8
1    Management judgemental adjustments presented in the table reflect increases or (decreases) to modelled ECL, respectively.
In the wholesale portfolio, management judgemental adjustments were a decrease to modelled ECL of $50m (31 December 2022: $0.5bn increase).
–Adjustments to sovereigns, government entities and low-risk counterparties were a decrease to modelled ECL of $83m at 30 June 2023 (31 December 2022: $22m increase), mostly to reflect amendments to data and management judgemental adjustments to reflect geopolitical uncertainty and late-breaking events.
–Adjustments to corporate exposures increased modelled ECL by $33m at 30 June 2023 (31 December 2022: $0.5bn increase). These included an increase to modelled ECL of $190m, mostly due to management judgements to reflect heightened uncertainty in specific sectors and geographies, including adjustments to exposures to the real estate sector in mainland China and the US, and offsetting adjustments to specific sectors in the UK.
Management judgemental adjustments were offset by a decrease to modelled ECL of $157m to adjust for amendments to data and known model limitations. The decrease in the adjustments compared with 31 December 2022 reflected a crystallisation of downgrades and defaults for high-risk exposures, and the effect of offsetting adjustments.
In the retail portfolio, management judgemental adjustments were an increase to modelled ECL of $0.3bn at 30 June 2023 (31 December 2022: $0.3bn increase).
–Inflation-related adjustments increased ECL by $0.1bn (31 December 2022: $0.1bn). These adjustments addressed where country-specific inflation risks were not fully captured by the modelled output.
–Other retail lending adjustments increased ECL by $0.2bn (31 December 2022: $0.2bn increase), reflecting operational, data and model adjustments.

74	HSBC Holdings plc

Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL and financial instruments related to defaulted (stage 3) obligors. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effect of macroeconomic factors are not necessarily the key consideration when performing individual assessments of ECL for obligors in default. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.
Wholesale and retail sensitivity
The wholesale and retail sensitivity analysis is stated inclusive of management judgemental adjustments, as appropriate to each scenario and scope of sensitivity. The results tables exclude portfolios held by the insurance and private banking businesses and small portfolios, and as such cannot be directly compared with personal and wholesale lending presented in other credit risk tables. In both the wholesale and retail analysis, the comparative period results for Downside 2 scenarios are also not directly comparable with the current period, because they reflect different risks relative to the consensus scenarios for the period end.
For both retail and wholesale portfolios, the gross carrying amount and nominal amount of financial instruments are the same under each scenario. For exposures with similar risk profile and product characteristics, the sensitivity impact is therefore largely the result of changes in macroeconomic assumptions.

Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions[1,2]
	Gross carrying and nominal amount	Reported ECL	Consensus Central scenario ECL	Consensus Upside scenario ECL	Consensus Downside scenario ECL	Downside 2 scenario ECL
By geography at 30 Jun 2023	$m	$m	$m	$m	$m	$m
UK	424,186	940	811	587	1,098	2,965
US	196,193	295	263	258	359	755
Hong Kong	430,282	609	565	395	866	1,325
Mainland China	123,776	236	188	106	347	1,265
Canada[3]	83,083	94	74	50	127	540
Mexico	28,445	69	63	49	86	232
UAE	48,637	26	25	21	31	47
France	166,451	74	70	61	86	106

By geography at 31 Dec 2022
UK	421,685	769	624	484	833	2,240
US	190,858	277	241	227	337	801
Hong Kong	415,875	925	819	592	1,315	2,161
Mainland China	125,466	295	242	144	415	1,227
Canada[3]	83,274	126	80	60	148	579
Mexico	26,096	88	80	67	116	313
UAE	45,064	45	41	30	55	93
France	173,146	110	102	90	121	145
1    ECL sensitivity includes off-balance sheet financial instruments that are subject to significant measurement uncertainty.
2    Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
3    Classified as ‘assets held for sale’ at 31 December 2022 and 30 June 2023.
At 30 June 2023, the highest level of 100% scenario-weighted ECL was observed in the UK and Hong Kong. This higher ECL impact was largely driven by significant exposure in these regions. In the wholesale portfolio, off-balance sheet financial instruments have a lower likelihood to be fully converted to a funded exposure at the point of default, and consequently the ECL sensitivity impact is lower in relation to its nominal amount when compared with an on-balance sheet exposure with similar risk profile.

Compared with 31 December 2022, the Downside 2 ECL impact was higher in the UK and lower in Hong Kong. In the UK, the increase in the Downside 2 ECL impact was mostly reflective of the heightened macroeconomic uncertainty driven by the high inflation and interest rate environment. In Hong Kong, the reduction in the Downside 2 ECL impact reflected the crystallisation of defaults for certain high-risk exposures and decrease of the associated downside uncertainty.

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Risk

Retail analysis

IFRS 9 ECL sensitivity to future economic conditions[1]
	Gross carrying amount	Reported ECL	Consensus Central scenario ECL	Consensus Upside scenario ECL	Consensus Downside scenario ECL	Downside 2 scenario ECL
By geography at 30 Jun 2023	$m	$m	$m	$m	$m	$m
UK
Mortgages	157,016	214	201	195	215	421
Credit cards	6,958	428	418	365	433	702
Other	8,156	403	374	272	452	727
Mexico
Mortgages	7,937	172	158	124	225	340
Credit cards	2,039	233	220	154	297	365
Other	4,110	494	479	400	557	629
Hong Kong
Mortgages	102,533	—	—	—	—	1
Credit cards	8,249	268	254	216	385	496
Other	6,418	95	92	80	110	129
UAE
Mortgages	2,048	40	40	39	40	41
Credit cards	437	39	36	18	67	86
Other	700	19	17	11	24	29
France
Mortgages	21,112	51	50	50	51	52
Other	1,390	49	48	47	50	53
US
Mortgages	13,854	10	10	9	10	14
Credit cards	209	21	20	18	22	26
Canada[2]
Mortgages	25,353	60	58	56	64	99
Credit cards	307	10	10	9	12	12
Other	1,383	13	12	11	16	44

By geography at 31 Dec 2022
UK
Mortgages	147,306	204	188	183	189	399
Credit cards	6,518	455	434	396	442	719
Other	7,486	368	333	274	383	605
Mexico
Mortgages	6,319	152	127	102	183	270
Credit cards	1,616	198	162	97	233	289
Other	3,447	438	400	318	503	618
Hong Kong
Mortgages	100,107	1	1	—	1	1
Credit cards	8,003	261	227	180	417	648
Other	5,899	85	81	74	100	123
UAE
Mortgages	2,170	37	37	36	38	38
Credit cards	441	41	37	21	68	86
Other	718	17	17	15	19	22
France
Mortgages	21,440	51	50	50	51	52
Other	1,433	54	53	52	55	59
US
Mortgages	13,489	7	6	6	8	15
Credit cards	219	26	25	23	27	36
Canada[2]
Mortgages	25,163	45	44	43	46	58
Credit cards	299	10	9	8	11	11
Other	1,399	16	14	13	17	36
1    ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2 Classified as ‘assets held for sale’ at 31 December 2022 and 30 June 2023.

76	HSBC Holdings plc

At 30 June 2023, the highest level of 100% scenario-weighted ECL was observed in the UK, Mexico and Hong Kong. Mortgages reflected the lowest level of ECL across most markets and scenarios, as collateral values remained resilient. Hong Kong mortgages had low levels of reported ECL due to the credit quality of the portfolio, and so ECL under the remaining scenarios were also negligible. Credit cards and ‘Other’ portfolios contributed to the largest proportion of ECL, as they generally have higher ECL and are more sensitive to economic forecasts. ECL sensitivity in Mexico increased under each of the scenarios aligned to the observed lending growth.
Group ECL sensitivity results
The ECL impact of the scenarios and management judgemental adjustments are highly sensitive to movements in economic forecasts. Based upon the sensitivity tables presented above, if the Group ECL balance (excluding wholesale stage 3, which is assessed individually) was estimated solely on the basis of the Central scenario, Upside scenario, Downside 1 scenario or the Downside 2 scenario at 30 June 2023, it would increase/(decrease) as presented in the below table.

	Retail[1]	Wholesale[1]
Total Group ECL at 30 Jun 2023	$bn	$bn
Reported ECL	3.1	2.7
Scenarios
100% consensus Central scenario	(0.1)	(0.3)
100% consensus Upside scenario	(0.6)	(0.9)
100% consensus Downside scenario	0.5	0.8
100% Downside 2 scenario	1.9	5.5

Total Group ECL at 31 Dec 2022
Reported ECL	3.0	3.1
Scenarios
100% consensus Central scenario	(0.2)	(0.5)
100% consensus Upside scenario	(0.6)	(1.1)
100% consensus Downside scenario	0.4	0.8
100% Downside 2 scenario	1.8	5.5
1    On the same basis as retail and wholesale sensitivity analysis.
At 30 June 2023, the Group reported ECL increased by $0.1bn in retail and decreased by $0.4bn in wholesale compared with 31 December 2022.
In both the retail and wholesale portfolios, the reduction in the Central scenario ECL was observed due to a higher assigned weighting to the scenario at 30 June 2023. For retail, there was minimal ECL change observed in the remaining scenarios.
In the wholesale portfolio, the uncertainty in relation to high inflation and interest rates was offset in some markets by the crystallisation of defaults in Hong Kong and the decrease of the corresponding downside uncertainty.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers
The following disclosure provides a reconciliation by stage of the Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL.
The net remeasurement of ECL arising from stage transfers represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis. Net remeasurement excludes the underlying customer risk rating (‘CRR’)/probability of default (‘PD’) movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.
Changes in ‘New financial assets originated or purchased’, ‘assets derecognised (including final repayments)’ and ‘changes to risk parameters – further lending/repayments’ represent the impact from volume movements within the Group’s lending portfolio.

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Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	1,433,643	(1,257)	177,223	(3,710)	21,207	(6,949)	129	(38)	1,632,202	(11,954)
Transfers of financial instruments:	(22,336)	(491)	18,284	1,120	4,052	(629)	—	—	—	—
– transfers from stage 1 to stage 2	(82,829)	196	82,829	(196)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	61,112	(665)	(61,112)	665	—	—	—	—	—	—
– transfers to stage 3	(1,045)	4	(4,146)	718	5,191	(722)	—	—	—	—
– transfers from stage 3	426	(26)	713	(67)	(1,139)	93	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	437	—	(532)	—	(62)	—	—	—	(157)
New financial assets originated or purchased	207,739	(325)	—	—	—	—	—	—	207,739	(325)
Assets derecognised (including final repayments)	(137,067)	113	(18,659)	163	(2,216)	170	(14)	—	(157,956)	446
Changes to risk parameters – further lending/repayments	(47,927)	102	2,882	97	(65)	187	(44)	1	(45,154)	387
Changes to risk parameters – credit quality	—	212	—	(494)	—	(1,432)	—	13	—	(1,701)
Changes to models used for ECL calculation	—	(7)	—	(6)	—	—	—	—	—	(13)
Assets written off	—	—	—	—	(1,378)	1,378	—	—	(1,378)	1,378
Foreign exchange	16,358	(47)	3,260	(107)	252	(90)	—	—	19,870	(244)
Other[1,2]	18,386	(4)	1,373	5	65	(28)	(10)	(1)	19,814	(28)
At 30 Jun 2023	1,468,796	(1,267)	184,363	(3,464)	21,917	(7,455)	61	(25)	1,675,137	(12,211)
ECL income statement change for the period		532		(772)		(1,137)		14		(1,363)
Recoveries										136
Other										(115)
Total ECL income statement change for the period										(1,342)

	At 30 Jun 2023		6 months ended 30 Jun 2023
	Gross carrying/nominal amount	Allowance for ECL	ECL release/(charge)
	$m	$m	$m
As above	1,675,137	(12,211)	(1,342)
Other financial assets measured at amortised cost	960,249	(489)	(32)
Non-trading reverse purchase agreement commitments	65,562	—	—
Performance and other guarantees not considered for IFRS 9	—	—	25
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,700,948	(12,700)	(1,349)
Debt instruments measured at FVOCI	287,195	(125)	4
Total allowance for ECL/total income statement ECL change for the period	n/a	(12,825)	(1,345)
1    Total includes $25.1bn of gross carrying loans and advances, which were classified from assets held for sale, and a corresponding allowance for ECL of $92m, reflecting the planned sale of our retail banking operations in France no longer meeting the definition of held for sale. For further details, see ‘Assets held for sale’ on page 68.
2    Total includes $3.9bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and corresponding allowance for ECL of $75m, reflecting the planned merger of our business in Oman. For further details, see ‘Assets held for sale’ on page 68.
As shown in the previous table, the allowance for ECL for loans and advances to customers and banks and relevant loan commitments and financial guarantees increased by $257m during the period, from $11,954m at 31 December 2022 to $12,211m at 30 June 2023.
This increase was driven by:
–$1,701m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages;
–foreign exchange and other movements of $272m;
–$157m relating to the net remeasurement impact of stage transfers; and
–$13m relating to changes to models used for ECL calculation.
These were partly offset by:
–$1,378m of assets written off; and
–$508m relating to volume movements, which included the ECL allowance associated with new originations, assets derecognised and further pending repayment.

78	HSBC Holdings plc

The ECL charge for the period of $1,363m presented in the previous table consisted of $1,701m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages, $157m relating to the net remeasurement impact of stage transfers and $13m relating to changes to models used for ECL calculation. These were partly offset by $508m relating to underlying net book volume.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees (continued)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	1,575,808	(1,552)	155,654	(3,323)	19,796	(6,928)	275	(64)	1,751,533	(11,867)
Transfers of financial instruments:	(98,940)	(794)	88,974	1,616	9,966	(822)	—	—	—	—
– transfers from stage 1 to stage 2	(225,458)	469	225,458	(469)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	128,170	(1,211)	(128,170)	1,211	—	—	—	—	—	—
– transfers to stage 3	(2,392)	9	(10,083)	1,132	12,475	(1,141)	—	—	—	—
– transfers from stage 3	740	(61)	1,769	(258)	(2,509)	319	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	735	—	(948)	—	(148)	—	—	—	(361)
New financial assets originated or purchased	483,484	(547)	—	—	—	—	26	(2)	483,510	(549)
Assets derecognised (including final repayments)	(318,585)	147	(37,900)	343	(2,806)	416	(98)	—	(359,389)	906
Changes to risk parameters – further lending/repayment	(65,646)	225	(6,977)	92	(593)	258	(61)	5	(73,277)	580
Changes to risk parameters – credit quality	—	400	—	(1,671)	—	(3,019)	—	32	—	(4,258)
Changes to models used for ECL calculation	—	4	—	(151)	—	13	—	—	—	(134)
Assets written off	—	—	—	—	(2,791)	2,791	(10)	10	(2,801)	2,801
Credit-related modifications that resulted in derecognition	—	—	—	—	(32)	9	—	—	(32)	9
Foreign exchange	(81,954)	59	(8,811)	170	(1,395)	323	(3)	1	(92,163)	553
Other[1,2]	(60,524)	66	(13,717)	162	(938)	158	—	(20)	(75,179)	366
At 31 Dec 2022	1,433,643	(1,257)	177,223	(3,710)	21,207	(6,949)	129	(38)	1,632,202	(11,954)
ECL income statement change for the period		964		(2,335)		(2,480)		35		(3,816)
Recoveries										316
Other										(28)
Total ECL income statement change for the period[3]										(3,528)

	At 31 Dec 2022		12 months ended 31 Dec 2022
	Gross carrying/nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,632,202	(11,954)	(3,528)
Other financial assets measured at amortised cost	954,934	(493)	(38)
Non-trading reverse purchase agreement commitments	44,921	—	—
Performance and other guarantees not considered for IFRS 9	—	—	39
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,632,057	(12,447)	(3,527)
Debt instruments measured at FVOCI	265,147	(126)	(57)
Total allowance for ECL/total income statement ECL change for the period	n/a	(12,573)	(3,584)
1    Total includes $82.7bn of gross carrying loans and advances to customers, which were classified to assets held for sale, and a corresponding allowance for ECL of $426m, reflecting business disposals as disclosed on page 68.
2    Includes $8.9bn of gross carrying amounts of stage 1 loans and advances to banks, representing the balance maintained with the Bank of England to support Bacs along with Faster Payments and the cheque-processing Image Clearing System in the UK. This balance was previously reported under ‘Cash and balances at central banks’. Comparatives have not been restated.
3    The 31 December 2022 total ECL income statement change of $3,528m is attributable to $1,069m for the six months ended 30 June 2022 and $2,459m to the six months ended 31 December 2022.

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Credit quality of financial instruments
We assess the credit quality of all financial instruments that are subject to credit risk. The credit quality of financial instruments is a point-in-time assessment of PD, whereas stages 1 and 2 are determined based on relative deterioration of credit quality since initial recognition. Accordingly, for non-credit-impaired financial instruments, there is no direct relationship between the credit quality assessment and stages 1 and 2, though typically the lower credit quality bands exhibit a higher proportion in stage 2.
The five credit quality classifications each encompass a range of granular internal credit rating grades assigned to wholesale and personal lending businesses and the external ratings attributed by external agencies to debt securities, as shown in the following table. Personal lending credit quality is disclosed based on a 12-month point-in-time PD adjusted for multiple economic scenarios. The credit quality classifications for wholesale lending are based on internal credit risk ratings.

Credit quality classification
	Sovereign debt securities and bills	Other debt securities and bills	Wholesale lending and derivatives		Retail lending
	External credit rating	External credit rating	Internal credit rating	12-month Basel probability of default %	Internal credit rating	12 month probability- weighted PD %
Quality classification[1,2]
Strong	BBB and above	A- and above	CRR 1 to CRR 2	0 – 0.169	Band 1 and 2	0.000 – 0.500
Good	BBB- to BB	BBB+ to BBB-	CRR 3	0.170 – 0.740	Band 3	0.501 – 1.500
Satisfactory	BB- to B and unrated	BB+ to B and unrated	CRR 4 to CRR 5	0.741 – 4.914	Band 4 and 5	1.501 – 20.000
Sub-standard	B- to C	B- to C	CRR 6 to CRR 8	4.915 – 99.999	Band 6	20.001 – 99.999
Credit impaired	Default	Default	CRR 9 to CRR 10	100	Band 7	100
1    Customer risk rating (‘CRR’).
2    12-month point-in-time probability-weighted probability of default (‘PD’).

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation
	Gross carrying/nominal amount						Allowance for ECL	Net
	Strong	Good	Satisfac-tory	Sub-standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	514,425	210,675	199,372	26,747	20,077	971,296	(11,738)	959,558
– stage 1	484,205	173,801	145,995	4,375	—	808,376	(1,106)	807,270
– stage 2	30,220	36,874	53,377	22,372	—	142,843	(3,269)	139,574
– stage 3	—	—	—	—	20,016	20,016	(7,338)	12,678
– POCI	—	—	—	—	61	61	(25)	36
Loans and advances to banks at amortised cost	89,733	4,282	5,614	1,282	84	100,995	(74)	100,921
– stage 1	89,658	4,181	5,467	317	—	99,623	(18)	99,605
– stage 2	75	101	147	965	—	1,288	(33)	1,255
– stage 3	—	—	—	—	84	84	(23)	61
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	814,096	80,611	60,807	3,968	767	960,249	(489)	959,760
– stage 1	813,916	78,629	53,012	345	—	945,902	(96)	945,806
– stage 2	180	1,982	7,795	3,623	—	13,580	(147)	13,433
– stage 3	—	—	—	—	757	757	(237)	520
– POCI	—	—	—	—	10	10	(9)	1
Loans and other credit-related commitments	412,775	144,157	83,471	7,518	1,605	649,526	(348)	649,178
– stage 1	401,616	134,384	71,762	2,310	—	610,072	(135)	609,937
– stage 2	11,159	9,773	11,709	5,208	—	37,849	(150)	37,699
– stage 3	—	—	—	—	1,605	1,605	(63)	1,542
– POCI	—	—	—	—	—	—	—	—
Financial guarantees	8,195	4,846	4,810	819	212	18,882	(51)	18,831
– stage 1	8,020	4,466	3,502	147	—	16,135	(8)	16,127
– stage 2	175	380	1,308	672	—	2,535	(12)	2,523
– stage 3	—	—	—	—	212	212	(31)	181
– POCI	—	—	—	—	—	—	—	—
At 30 Jun 2023	1,839,224	444,571	354,074	40,334	22,745	2,700,948	(12,700)	2,688,248
Debt instruments at FVOCI[1]
– stage 1	278,748	12,202	7,362	—	—	298,312	(74)	298,238
– stage 2	107	13	229	1,732	—	2,081	(50)	2,031
– stage 3	—	—	—	—	5	5	(1)	4
– POCI	—	—	—	—	2	2	—	2
At 30 Jun 2023	278,855	12,215	7,591	1,732	7	300,400	(125)	300,275
1    For the purposes of this disclosure, gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such, the gross carrying value of debt instruments at FVOCI will not reconcile to the balance sheet as it excludes fair value gains and losses.

80	HSBC Holdings plc

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation (continued)
	Gross carrying/notional amount
	Strong	Good	Satisfa-ctory	Sub- standard	Credit impaired	Total	Allowance for ECL	Net
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	492,711	196,735	196,486	29,443	19,633	935,008	(11,447)	923,561
– stage 1	458,706	170,055	142,408	5,130	—	776,299	(1,092)	775,207
– stage 2	34,005	26,680	54,078	24,313	—	139,076	(3,488)	135,588
– stage 3	—	—	—	—	19,504	19,504	(6,829)	12,675
– POCI	—	—	—	—	129	129	(38)	91
Loans and advances to banks at amortised cost	92,675	4,833	5,643	1,311	82	104,544	(69)	104,475
– stage 1	92,377	4,465	5,466	415	—	102,723	(18)	102,705
– stage 2	298	368	177	896	—	1,739	(29)	1,710
– stage 3	—	—	—	—	82	82	(22)	60
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	808,573	75,298	67,462	2,804	797	954,934	(493)	954,441
– stage 1	807,893	70,794	59,887	224	—	938,798	(95)	938,703
– stage 2	680	4,504	7,575	2,580	—	15,339	(165)	15,174
– stage 3	—	—	—	—	797	797	(233)	564
– POCI	—	—	—	—	—	—	—	—
Loans and other credit-related commitments	402,972	132,402	74,410	7,632	1,372	618,788	(386)	618,402
– stage 1	398,120	121,581	60,990	2,692	—	583,383	(141)	583,242
– stage 2	4,852	10,821	13,420	4,940	—	34,033	(180)	33,853
– stage 3	—	—	—	—	1,372	1,372	(65)	1,307
– POCI	—	—	—	—	—	—	—	—
Financial guarantees	8,281	4,669	4,571	1,013	249	18,783	(52)	18,731
– stage 1	8,189	4,245	3,488	149	—	16,071	(6)	16,065
– stage 2	92	424	1,083	864	—	2,463	(13)	2,450
– stage 3	—	—	—	—	249	249	(33)	216
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2022	1,805,212	413,937	348,572	42,203	22,133	2,632,057	(12,447)	2,619,610
Debt instruments at FVOCI[1]
– stage 1	260,411	9,852	5,446	—	—	275,709	(66)	275,643
– stage 2	243	105	284	1,910	—	2,542	(60)	2,482
– stage 3	—	—	—	—	5	5	(1)	4
– POCI	—	—	—	—	2	2	—	2
At 31 Dec 2022	260,654	9,957	5,730	1,910	7	278,258	(127)	278,131
1    For the purposes of this disclosure, gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such, the gross carrying value of debt instruments at FVOCI will not reconcile to the balance sheet as it excludes fair value gains and losses.
Personal lending
This section provides further details on the regions, countries and products driving the increase in personal loans and advances to customers. Additionally, Hong Kong and UK mortgage book loan-to-value (‘LTV’) data are provided.
Further product granularity is also provided by stage, with geographical data presented for loans and advances to customers, loans and other credit-related commitments, and financial guarantees and similar contracts.
At 30 June 2023, total personal lending for loans and advances to customers of $453.4bn increased by $38.5bn compared with 31 December 2022. This increase included favourable foreign exchange movements of $9.2bn. Excluding foreign exchange movements, the increase was mainly due to an increase of $22.3bn from our retail banking operations in France being no longer classified as assets held for sale. In addition, our personal lending increased by $4.4bn in Hong Kong, $1.8bn in the UK, $1.2bn in Mexico and $1.0bn in Australia. This was partly offset by a $1.2bn decline by the reclassification of our business in Oman as held for sale.
The allowance for ECL attributable to personal lending, excluding off-balance sheet loan commitments and guarantees, increased by $0.1bn to $3.0bn at 30 June 2023. This was mostly due to adverse foreign exchange movements.
Excluding foreign exchange movements, mortgage lending balances increased by $9.9bn to $354.7bn at 30 June 2023. Mortgages grew by $4.0bn in Hong Kong, $1.1bn in the UK, $1.1bn in Mexico, $1.0bn in Australia and $0.6m in the US. In addition, mortgage lending balances increased by $2.2bn from the recognition of our retail banking operations in France being no longer classified as held for sale. This was partly offset by a $0.3bn decline by the reclassification of our business in Oman as held for sale.
The allowance for ECL attributable to mortgages remained broadly stable at $0.6bn when compared with 31 December 2022.
Total personal lending gross carrying amounts in stage 2 increased by $9.3bn compared with 31 December 2022. Excluding favourable foreign exchange movements of $2.2bn and the reversal of our retail banking operations in France being classified as held for sale of $2.2bn, the increase was mainly due to $5.0bn growth in HSBC UK. The rise in stage 2 balances was largely explained by the deterioration in the economic outlook on account of rising interest rates and inflationary pressures. This was partly offset by transfers to stage 1.
The quality of both our Hong Kong and UK mortgage books remained high, with low levels of impairment allowances. The average LTV ratio on new mortgage lending in Hong Kong was 67%, compared with an estimated 54% for the overall mortgage portfolio. The average LTV ratio on new lending in the UK was 64%, compared with an estimated 52% for the overall mortgage portfolio.
Excluding foreign exchange movements, other personal lending balances increased by $19.4bn compared with 31 December 2022. The increase of $20.1bn was due to our retail banking operations in France being no longer classified as held for sale. This was partly offset by a $0.9bn decline by the reclassification of our business in Oman as held for sale. At 30 June 2023, the allowance for ECL attributable to other personal lending remained broadly stable at $2.4bn.

HSBC Holdings plc	81

Risk

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	305,349	47,161	2,224	354,734	(103)	(224)	(277)	(604)
– of which: interest only (including offset)	20,236	7,348	227	27,811	(7)	(29)	(49)	(85)
– affordability (including US adjustable rate mortgages)	15,200	373	262	15,835	(5)	(1)	(6)	(12)
Other personal lending	86,352	10,999	1,362	98,713	(473)	(1,343)	(606)	(2,422)
– second lien residential mortgages	335	13	25	373	(1)	(2)	(3)	(6)
– guaranteed loans in respect of residential property	17,703	1,803	172	19,678	(4)	(6)	(22)	(32)
– other personal lending which is secured	31,567	538	165	32,270	(15)	(9)	(31)	(55)
– credit cards	17,855	4,569	277	22,701	(227)	(759)	(180)	(1,166)
– other personal lending which is unsecured	17,001	3,874	712	21,587	(213)	(548)	(363)	(1,124)
– motor vehicle finance	1,891	202	11	2,104	(13)	(19)	(7)	(39)
At 30 Jun 2023	391,701	58,160	3,586	453,447	(576)	(1,567)	(883)	(3,026)
By legal entity
HSBC UK Bank plc	132,652	44,460	1,094	178,206	(150)	(662)	(249)	(1,061)
HSBC Bank plc	25,924	3,528	331	29,783	(16)	(26)	(102)	(144)
The Hong Kong and Shanghai Banking Corporation Limited	189,301	7,987	958	198,246	(140)	(380)	(162)	(682)
HSBC Bank Middle East Limited	3,546	175	70	3,791	(35)	(35)	(44)	(114)
HSBC North America Holdings Inc.	17,386	369	367	18,122	(9)	(16)	(10)	(35)
Grupo Financiero HSBC, S.A. de C.V.	11,873	1,318	488	13,679	(197)	(407)	(236)	(840)
Other trading entities	11,019	323	278	11,620	(29)	(41)	(80)	(150)
At 30 Jun 2023	391,701	58,160	3,586	453,447	(576)	(1,567)	(883)	(3,026)

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
HSBC UK Bank plc	49,093	4,800	82	53,975	(12)	(1)	(2)	(15)
HSBC Bank plc	2,343	41	3	2,387	—	—	—	—
The Hong Kong and Shanghai Banking Corporation Limited	174,742	3,905	873	179,520	(3)	—	—	(3)
HSBC Bank Middle East Limited	1,892	22	1	1,915	(1)	—	—	(1)
HSBC North America Holdings Inc.	3,955	19	7	3,981	—	—	—	—
HSBC Bank Canada	6,419	117	29	6,565	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	4,053	—	—	4,053	(6)	—	—	(6)
Other trading entities	2,506	47	3	2,556	—	—	—	—
At 30 Jun 2023	245,003	8,951	998	254,952	(22)	(1)	(2)	(25)

82	HSBC Holdings plc

Total personal lending for loans and advances to customers by stage distribution (continued)
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	294,919	39,860	2,042	336,821	(74)	(231)	(270)	(575)
– of which: interest only (including offset)	19,636	4,485	169	24,290	(3)	(46)	(41)	(90)
– affordability (including US adjustable rate mortgages)	14,773	369	240	15,382	(5)	(3)	(4)	(12)
Other personal lending	67,758	9,006	1,297	78,061	(487)	(1,273)	(535)	(2,295)
– second lien residential mortgages	353	20	6	379	(1)	(2)	(3)	(6)
– guaranteed loans in respect of residential property	1,121	121	125	1,367	(1)	(3)	(30)	(34)
– other personal lending which is secured	31,306	594	206	32,106	(15)	(10)	(30)	(55)
– credit cards	16,705	4,423	260	21,388	(225)	(776)	(160)	(1,161)
– other personal lending which is unsecured	16,512	3,681	687	20,880	(234)	(469)	(305)	(1,008)
– motor vehicle finance	1,761	167	13	1,941	(11)	(13)	(7)	(31)
At 31 Dec 2022	362,677	48,866	3,339	414,882	(561)	(1,504)	(805)	(2,870)
By legal entity
HSBC UK Bank plc	128,590	37,394	1,012	166,996	(135)	(688)	(227)	(1,050)
HSBC Bank plc	6,377	740	127	7,244	(10)	(18)	(38)	(66)
The Hong Kong and Shanghai Banking Corporation Limited	185,723	8,698	1,117	195,538	(138)	(362)	(187)	(687)
HSBC Bank Middle East Limited	3,657	184	86	3,927	(26)	(37)	(52)	(115)
HSBC North America Holdings Inc.	16,906	375	270	17,551	(12)	(23)	(6)	(41)
Grupo Financiero HSBC, S.A. de C.V.	9,542	1,099	377	11,018	(213)	(331)	(194)	(738)
Other trading entities	11,882	376	350	12,608	(27)	(45)	(101)	(173)
At 31 Dec 2022	362,677	48,866	3,339	414,882	(561)	(1,504)	(805)	(2,870)

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution (continued)
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
HSBC UK Bank plc	50,535	439	104	51,078	(11)	(1)	—	(12)
HSBC Bank plc	2,440	131	7	2,578	—	—	—	—
The Hong Kong and Shanghai Banking Corporation Limited	170,104	2,916	634	173,654	(2)	—	—	(2)
HSBC Bank Middle East Limited	1,717	8	1	1,726	(1)	—	—	(1)
HSBC North America Holdings Inc.	3,914	24	17	3,955	(1)	—	—	(1)
HSBC Bank Canada	6,346	115	30	6,491	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	3,198	—	—	3,198	(9)	—	—	(9)
Other trading entities	2,390	64	7	2,461	(2)	—	—	(2)
At 31 Dec 2022	240,644	3,697	800	245,141	(26)	(1)	—	(27)
Wholesale lending
This section provides further details on the regions, countries and industries driving the decrease in wholesale loans and advances to customers and banks, with the impact of foreign exchange separately identified. Industry granularity is also provided by stage, with geographical data presented for loans and advances to customers, banks, other credit commitments, financial guarantees and similar contracts.
At 30 June 2023, wholesale lending for loans and advances to banks and customers of $618.8bn decreased by $5.8bn since 31 December 2022. This included adverse foreign exchange movements of $3.1bn.
Excluding foreign exchange movements, the total wholesale lending decrease of $8.9bn was driven by a $15.7bn decrease in corporate and commercial balances. This can be attributed to a $10.5bn decrease in Hong Kong, a $3.0bn decrease in the UK and a $2.1bn decrease from the reclassification of our business in Oman into ‘assets held for sale’.
A further decline in wholesale lending was driven by a $2.6bn decrease in loans and advances to banks, including a $5.0bn decrease in mainland China, a $1.3bn decrease in the UAE, a $0.9bn decrease in Switzerland and a $0.6bn decrease from the reclassification of our business in Oman into ‘assets held for sale’. These were partly offset by a $2.8bn increase in Hong Kong and a $2.6bn increase in Singapore.
Loans and advances to non-bank financial institutions grew by $9.4bn, including a $5.1bn increase in the UK and a $2.2bn increase in Hong Kong.
Loan commitments and financial guarantees increased by $21bn since 31 December 2022 to $413.5bn at 30 June 2023. Excluding favourable foreign exchange movements of $6.3bn, loan commitments and financial guarantees grew by $14.8bn. This can be mainly attributed to a $19.6bn increase in unsettled reverse repurchase agreements, partly offset by a decrease of $7.9bn in loan commitments with corporate and commercial customers.
The allowance for ECL attributable to loans and advances to banks and customers of $8.8bn at 30 June 2023 increased from $8.6bn at 31 December 2022. This included adverse foreign exchange movements of $64m.
Excluding foreign exchange movements, the total increase in the wholesale ECL allowance for loans and advances to customers and banks was mostly driven by a $47m growth in loans to non-bank financial institutions and a $24m rise in corporate and commercial balances.
The allowance for ECL attributable to loan commitments and financial guarantees at 30 June 2023 remained at $0.4bn from 31 December 2022.

HSBC Holdings plc	83

Risk

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	345,116	80,274	15,807	61	441,258	(468)	(1,630)	(6,278)	(25)	(8,401)
– agriculture, forestry and fishing	5,075	1,714	310	—	7,099	(11)	(46)	(61)	—	(118)
– mining and quarrying	6,957	829	360	1	8,147	(6)	(17)	(117)	(1)	(141)
– manufacturing	68,475	15,594	1,932	24	86,025	(89)	(213)	(807)	(22)	(1,131)
– electricity, gas, steam and air-conditioning supply	13,690	1,510	298	—	15,498	(14)	(24)	(80)	—	(118)
– water supply, sewerage, waste management and remediation	2,345	636	29	—	3,010	(4)	(14)	(16)	—	(34)
– construction	10,550	2,324	843	—	13,717	(21)	(43)	(424)	—	(488)
– wholesale and retail trade, repair of motor vehicles and motorcycles	64,397	13,484	2,484	4	80,369	(90)	(168)	(1,237)	(2)	(1,497)
– transportation and storage	18,996	4,825	439	—	24,260	(23)	(57)	(142)	—	(222)
– accommodation and food	8,674	6,962	882	—	16,518	(25)	(171)	(87)	—	(283)
– publishing, audiovisual and broadcasting	16,602	1,552	311	—	18,465	(17)	(48)	(137)	—	(202)
– real estate	67,095	20,976	5,223	18	93,312	(75)	(578)	(2,322)	—	(2,975)
– professional, scientific and technical activities	16,679	2,128	647	—	19,454	(21)	(67)	(214)	—	(302)
– administrative and support services	21,010	4,453	935	14	26,412	(29)	(83)	(330)	—	(442)
– public administration and defence, compulsory social security	1,043	9	—	—	1,052	—	(1)	—	—	(1)
– education	1,139	282	86	—	1,507	(3)	(7)	(26)	—	(36)
– health and care	3,285	595	165	—	4,045	(3)	(26)	(23)	—	(52)
– arts, entertainment and recreation	1,329	397	112	—	1,838	(4)	(13)	(42)	—	(59)
– other services	9,701	1,736	489	—	11,926	(31)	(40)	(207)	—	(278)
– activities of households	776	1	—	—	777	—	—	—	—	—
– extra-territorial organisations and bodies activities	—	—	—	—	—	—	—	—	—	—
– government	7,278	254	262	—	7,794	(2)	(1)	(6)	—	(9)
– asset-backed securities	20	13	—	—	33	—	(13)	—	—	(13)
Non-bank financial institutions	71,559	4,409	623	—	76,591	(62)	(72)	(177)	—	(311)
Loans and advances to banks	99,623	1,288	84	—	100,995	(18)	(33)	(23)	—	(74)
At 30 Jun 2023	516,298	85,971	16,514	61	618,844	(548)	(1,735)	(6,478)	(25)	(8,786)
By legal entity
HSBC UK Bank plc	70,737	24,049	4,161	—	98,947	(174)	(593)	(759)	—	(1,526)
HSBC Bank plc	83,612	10,101	2,959	3	96,675	(65)	(168)	(1,099)	—	(1,332)
The Hong Kong and Shanghai Banking Corporation Limited	286,821	40,313	7,357	54	334,545	(204)	(677)	(3,498)	(22)	(4,401)
HSBC Bank Middle East Limited	20,978	1,393	852	4	23,227	(12)	(12)	(620)	(3)	(647)
HSBC North America Holdings Inc.	29,482	6,792	260	—	36,534	(33)	(197)	(55)	—	(285)
Grupo Financiero HSBC, S.A. de C.V.	12,068	1,583	441	—	14,092	(36)	(64)	(242)	—	(342)
Other trading entities	12,569	1,740	484	—	14,793	(24)	(24)	(205)	—	(253)
Holding companies, shared service centres and intra-Group eliminations	31	—	—	—	31	—	—	—	—	—
At 30 Jun 2023	516,298	85,971	16,514	61	618,844	(548)	(1,735)	(6,478)	(25)	(8,786)

84	HSBC Holdings plc

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[1]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	252,497	25,888	780	—	279,165	(112)	(147)	(89)	—	(348)
Financial	128,707	5,545	39	—	134,291	(9)	(14)	(3)	—	(26)
At 30 Jun 2023	381,204	31,433	819	—	413,456	(121)	(161)	(92)	—	(374)
By legal entity
HSBC UK Bank plc	29,661	7,134	222	—	37,017	(23)	(48)	(44)	—	(115)
HSBC Bank plc	159,850	11,389	248	—	171,487	(14)	(33)	(32)	—	(79)
The Hong Kong and Shanghai Banking Corporation Limited	68,226	4,151	69	—	72,446	(49)	(37)	(10)	—	(96)
HSBC Bank Middle East Limited	5,889	732	10	—	6,631	(5)	—	—	—	(5)
HSBC North America Holdings Inc.	86,911	4,767	162	—	91,840	(19)	(34)	(2)	—	(55)
HSBC Bank Canada	26,695	2,826	100	—	29,621	(9)	(7)	(2)	—	(18)
Grupo Financiero HSBC, S.A. de C.V.	2,426	60	1	—	2,487	(1)	(1)	(1)	—	(3)
Other trading entities	1,546	374	7	—	1,927	(1)	(1)	(1)	—	(3)
At 30 Jun 2023	381,204	31,433	819	—	413,456	(121)	(161)	(92)	—	(374)
1    Included in loans and other credit-related commitments and financial guarantees is $66bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.

Total wholesale lending for loans and advances to banks and customers by stage distribution (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	351,885	85,492	15,696	129	453,202	(488)	(1,907)	(5,887)	(38)	(8,320)
– agriculture, forestry and fishing	4,805	1,505	261	—	6,571	(10)	(44)	(68)	—	(122)
– mining and quarrying	6,424	1,463	232	1	8,120	(5)	(21)	(145)	(1)	(172)
– manufacturing	70,144	15,251	2,016	49	87,460	(93)	(164)	(867)	(29)	(1,153)
– electricity, gas, steam and air-conditioning supply	14,402	1,799	277	—	16,478	(10)	(31)	(67)	—	(108)
– water supply, sewerage, waste management and remediation	2,690	277	26	—	2,993	(3)	(5)	(13)	—	(21)
– construction	9,678	2,742	791	7	13,218	(21)	(51)	(368)	(3)	(443)
– wholesale and retail trade, repair of motor vehicles and motorcycles	63,752	15,867	2,805	5	82,429	(97)	(225)	(1,341)	(3)	(1,666)
– transportation and storage	19,068	5,062	556	—	24,686	(30)	(65)	(153)	—	(248)
– accommodation and food	9,862	6,523	787	2	17,174	(23)	(139)	(81)	(1)	(244)
– publishing, audiovisual and broadcasting	16,574	1,537	249	28	18,388	(22)	(36)	(58)	(1)	(117)
– real estate	72,152	24,362	4,834	19	101,367	(86)	(903)	(1,861)	—	(2,850)
– professional, scientific and technical activities	15,164	2,229	542	—	17,935	(21)	(51)	(200)	—	(272)
– administrative and support services	20,592	3,505	962	18	25,077	(25)	(90)	(293)	—	(408)
– public administration and defence, compulsory social security	1,166	14	—	—	1,180	—	(1)	—	—	(1)
– education	1,325	181	87	—	1,593	(4)	(5)	(22)	—	(31)
– health and care	2,993	643	266	—	3,902	(6)	(17)	(67)	—	(90)
– arts, entertainment and recreation	1,264	452	146	—	1,862	(4)	(16)	(57)	—	(77)
– other services	10,335	1,547	589	—	12,471	(25)	(30)	(219)	—	(274)
– activities of households	730	14	—	—	744	—	—	—	—	—
– extra-territorial organisations and bodies activities	47	—	—	—	47	—	—	—	—	—
– government	8,699	506	270	—	9,475	(3)	—	(7)	—	(10)
– asset-backed securities	19	13	—	—	32	—	(13)	—	—	(13)
Non-bank financial institutions	61,737	4,718	469	—	66,924	(43)	(77)	(137)	—	(257)
Loans and advances to banks	102,723	1,739	82	—	104,544	(18)	(29)	(22)	—	(69)
At 31 Dec 2022	516,345	91,949	16,247	129	624,670	(549)	(2,013)	(6,046)	(38)	(8,646)
By legal entity
HSBC UK Bank plc	64,930	18,856	4,439	28	88,253	(165)	(445)	(643)	(1)	(1,254)
HSBC Bank plc	83,174	9,175	2,631	3	94,983	(56)	(181)	(1,075)	—	(1,312)
The Hong Kong and Shanghai Banking Corporation Limited	292,022	50,708	6,934	80	349,744	(216)	(1,074)	(3,125)	(24)	(4,439)
HSBC Bank Middle East Limited	21,922	1,777	946	4	24,649	(11)	(21)	(684)	(3)	(719)
HSBC North America Holdings Inc.	30,816	6,861	211	—	37,888	(24)	(194)	(22)	—	(240)
Grupo Financiero HSBC, S.A. de C.V.	9,969	1,979	399	—	12,347	(48)	(62)	(225)	—	(335)
Other trading entities	13,343	2,593	687	14	16,637	(27)	(36)	(272)	(10)	(345)
At 31 Dec 2022	516,345	91,949	16,247	129	624,670	(549)	(2,013)	(6,046)	(38)	(8,646)

HSBC Holdings plc	85

Risk

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[1] (continued)
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	252,860	29,116	798	—	282,774	(116)	(178)	(96)	—	(390)
Financial	105,950	3,683	23	—	109,656	(5)	(14)	(2)	—	(21)
At 31 Dec 2022	358,810	32,799	821	—	392,430	(121)	(192)	(98)	—	(411)
By legal entity
HSBC UK Bank plc	26,036	5,527	208	—	31,771	(24)	(45)	(38)	—	(107)
HSBC Bank plc	142,100	11,710	291	—	154,101	(16)	(41)	(47)	—	(104)
The Hong Kong and Shanghai Banking Corporation Limited	67,473	6,081	114	—	73,668	(54)	(53)	(9)	—	(116)
HSBC Bank Middle East Limited	6,683	231	14	—	6,928	(2)	(2)	—	—	(4)
HSBC North America Holdings Inc.	88,039	3,959	87	—	92,085	(13)	(32)	(2)	—	(47)
HSBC Bank Canada	24,395	4,671	84	—	29,150	(8)	(15)	—	—	(23)
Grupo Financiero HSBC, S.A. de C.V.	2,468	240	3	—	2,711	(1)	—	—	—	(1)
Other trading entities	1,616	380	20	—	2,016	(3)	(4)	(2)	—	(9)
At 31 Dec 2022	358,810	32,799	821	—	392,430	(121)	(192)	(98)	—	(411)
1    Included in loans and other credit-related commitments and financial guarantees is $45bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.
Commercial real estate
Commercial real estate lending includes the financing of corporate, institutional and high net worth customers who are investing primarily in income-producing assets and, to a lesser extent, in their construction and development. The portfolio is globally diversified with larger concentrations in Hong Kong, the UK, mainland China and the US.
Our global exposure is centred largely on cities with economic, political or cultural significance. In more developed markets, our exposure mainly comprises the financing of investment assets, the redevelopment of existing stock and the augmentation of both commercial and residential markets to support economic and population growth. In less developed commercial real estate markets, our exposures comprise lending for development assets on relatively short tenors with a particular focus on supporting larger, better capitalised developers involved in residential construction or assets supporting economic expansion.
Excluding favourable foreign exchange movements of $0.5bn, commercial real estate lending decreased by $8.4bn, mainly from $5.7bn in Hong Kong due to loan repayments, in addition to reclassifications of $0.5bn to assets held for sale in the US.

Commercial real estate lending to customers
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hong Kong and Shanghai Banking Corpora-tion Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.[1,2]	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross loans and advances
Stage 1	12,827	4,181	42,242	1,118	1,918	877	839	64,002	13,621	30,218
Stage 2	1,385	650	13,588	313	2,662	65	44	18,707	1,553	10,447
Stage 3	593	214	3,712	173	63	34	45	4,834	731	3,385
POCI	—	—	18	—	—	—	—	18	—	18
At 30 Jun 2023	14,805	5,045	59,560	1,604	4,643	976	928	87,561	15,905	44,068
– of which: forborne loans	272	154	1,227	378	508	58	—	2,597	410	1,138
Allowance for ECL	(240)	(144)	(2,326)	(68)	(84)	(21)	(13)	(2,896)	(363)	(2,121)

Gross loans and advances
Stage 1	11,409	5,083	46,700	1,094	2,096	832	906	68,120	12,209	35,905
Stage 2	2,763	828	16,311	323	3,249	43	91	23,608	3,008	11,068
Stage 3	702	277	3,320	264	—	28	57	4,648	827	3,029
POCI	—	—	19	—	—	—	—	19	—	19
At 31 Dec 2022	14,874	6,188	66,350	1,681	5,345	903	1,054	96,395	16,044	50,021
– of which: forborne loans	215	143	763	449	428	47	23	2,068	336	654
Allowance for ECL	(216)	(153)	(2,094)	(153)	(93)	(24)	(13)	(2,746)	(323)	(1,878)
1 The figures for 30 June 2023 exclude gross loans and advances of $0.5bn, and an associated allowance for ECL of $4m, corresponding to individual assets which were reported as held for sale by HSBC North America Holdings Inc.
2 During 1Q23, we aligned the classification of commercial real estate across the Group and re-presented commercial real estate exposure in HSBC North America Holdings Inc. at 31 December 2022 as $5.3bn, which had a corresponding ECL charge of $0.1bn.

86	HSBC Holdings plc

Refinance risk in commercial real estate
Commercial real estate lending tends to require the repayment of a significant proportion of the principal at maturity. Typically, a customer will arrange repayment through the acquisition of a new loan to settle the existing debt. Refinance risk is the risk that a customer, being unable to repay the debt on maturity, fails to refinance it at commercial terms. We monitor our commercial real estate portfolio closely, assessing indicators for signs of potential issues with refinancing.

Commercial real estate gross loans and advances to customers maturity analysis
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hong Kong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
< 1 year	4,522	1,684	23,350	403	1,363	279	828	32,429	5,393	18,929
1–2 years	4,296	717	16,651	290	1,164	234	10	23,362	4,321	13,013
2–5 years	5,416	1,745	16,763	526	2,099	378	34	26,961	5,609	10,080
> 5 years	571	899	2,796	385	17	85	56	4,809	582	2,046
At 30 Jun 2023	14,805	5,045	59,560	1,604	4,643	976	928	87,561	15,905	44,068

< 1 year	8,315	2,059	23,468	423	1,883	241	703	37,092	9,211	18,675
1–2 years	3,518	1,503	18,007	218	810	115	228	24,399	3,678	13,873
2–5 years	2,385	1,644	21,804	664	2,624	449	60	29,630	2,472	14,963
> 5 years	656	982	3,071	376	28	98	63	5,274	683	2,510
At 31 Dec 2022	14,874	6,188	66,350	1,681	5,345	903	1,054	96,395	16,044	50,021

The following table presents the Group’s exposure to borrowers classified in the commercial real estate sector where the ultimate parent is based in mainland China, as well as all commercial real estate exposures booked on mainland China balance sheets. The exposures at 30 June 2023 are split by country/territory and credit quality including allowances for ECL by stage.

Mainland China commercial real estate
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers[1]	7,835	4,700	960	13,495
Guarantees issued and others[2]	241	464	79	784
Total mainland China commercial real estate exposure at 30 Jun 2023	8,076	5,164	1,039	14,279
Distribution of mainland China commercial real estate exposure by credit quality
– Strong	1,161	1,836	205	3,202
– Good	747	908	355	2,010
– Satisfactory	973	1,756	252	2,981
– Sub-standard	1,891	456	214	2,561
– Credit impaired	3,304	208	13	3,525
At 30 Jun 2023	8,076	5,164	1,039	14,279

Allowance for ECL by credit quality
– Strong	—	(2)	—	(2)
– Good	—	(3)	(1)	(4)
– Satisfactory	(2)	(87)	(1)	(90)
– Sub-standard	(205)	(17)	(3)	(225)
– Credit impaired	(1,774)	(82)	—	(1,856)
At 30 Jun 2023	(1,981)	(191)	(5)	(2,177)

Allowance for ECL by stage distribution
– Stage 1	—	(6)	(1)	(7)
– Stage 2	(207)	(103)	(4)	(314)
– Stage 3	(1,774)	(82)	—	(1,856)
At 30 Jun 2023	(1,981)	(191)	(5)	(2,177)

ECL coverage %	24.5	3.7	0.5	15.2
1 Amounts represent gross carrying amount.
2 Amounts represent nominal amount for guarantees and other contingent liabilities.

HSBC Holdings plc	87

Risk

Mainland China commercial real estate (continued)
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers[1]	9,129	5,752	860	15,741
Guarantees issued and others[2]	249	755	18	1,022
Total mainland China commercial real estate exposure at 31 Dec 2022	9,378	6,507	878	16,763
Distribution of mainland China commercial real estate exposure by credit quality
– Strong	1,425	2,118	220	3,763
– Good	697	1,087	370	2,154
– Satisfactory	1,269	2,248	77	3,594
– Sub-standard	2,887	779	193	3,859
– Credit impaired	3,100	275	18	3,393
At 31 Dec 2022	9,378	6,507	878	16,763

Allowance for ECL by credit quality
– Strong	—	(5)	—	(5)
– Good	—	(8)	(1)	(9)
– Satisfactory	(20)	(81)	—	(101)
– Sub-standard	(458)	(42)	(3)	(503)
– Credit impaired	(1,268)	(105)	—	(1,373)
At 31 Dec 2022	(1,746)	(241)	(4)	(1,991)

Allowance for ECL by stage distribution
– Stage 1	(1)	(9)	(1)	(11)
– Stage 2	(477)	(127)	(3)	(607)
– Stage 3	(1,268)	(105)	—	(1,373)
– POCI	—	—	—	—
At 31 Dec 2022	(1,746)	(241)	(4)	(1,991)
ECL coverage %	18.6	3.7	0.5	11.9
1 Amounts represent gross carrying amount.
2 Amounts represent nominal amount for guarantees and other contingent liabilities.
Commercial real estate financing refers to lending that focuses on commercial development and investment in real estate and covers commercial, residential and industrial assets. Commercial real estate financing can also be provided to a corporate or financial entity for the purchase or financing of a property which supports the overall operations of the business.
The exposures in the table are related to companies whose primary activities are focused on residential, commercial and mixed-use real estate activities. Lending is generally focused on tier 1 and 2 cities.
The table above shows 57% of total exposure with a credit quality of 'satisfactory' or above, which was unchanged compared with 31 December 2022. Total ‘credit impaired’ exposures have nevertheless increased to 26% (31 December 2022: 21%), reflecting sustained stress in the China commercial real estate market, including weakness in both property market fundamentals and financing conditions for borrowers operating in this sector.
Allowances for ECL are substantially against unsecured exposures. For secured exposures, allowances for ECL are minimal, reflecting the nature and value of the security held.
Facilities booked in Hong Kong continue to represent the largest proportion of mainland China commercial real estate exposures, although total exposures reduced to $8.1bn, down $1.3bn since
31 December 2022, as a result of de-risking measures and repayments. This portfolio remains relatively higher risk, with 36% (31 December 2022: 36%) of exposure booked with a credit quality of ‘satisfactory’ or above and 41% ‘credit impaired’ (31 December 2022: 33%). This reflected a further credit deterioration during the first half of the year. At 30 June 2023, the Group had allowances for ECL of $2bn (31 December 2022: $1.7bn) held against mainland China commercial real estate exposures booked in Hong Kong.
Approximately half of the unimpaired exposure in the Hong Kong portfolio is lending to state-owned enterprises and relatively strong private-owned enterprises. This is reflected in the relatively low ECL allowance in this part of the portfolio.
Market conditions are likely to remain stressed with a protracted and uncertain recovery as sentiment and domestic residential demand remain weak. There is potential for a further deterioration in credit conditions during the second half of the year given the heightened uncertainty around liquidity support and ongoing weakness in property market fundamentals.
The Group has additional exposures to mainland China commercial real estate as a result of lending to multinational corporates booked outside of mainland China. These are not incorporated in the table above.

88	HSBC Holdings plc

Supplementary information
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied by global business and the associated allowance for ECL.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by global business
	Gross carrying/nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	808,376	142,843	20,016	61	971,296	(1,106)	(3,269)	(7,338)	(25)	(11,738)
– WPB	403,926	58,906	4,107	—	466,939	(589)	(1,575)	(939)	—	(3,103)
– CMB	244,261	69,186	12,745	46	326,238	(423)	(1,441)	(5,103)	(25)	(6,992)
– GBM	159,915	14,718	3,164	15	177,812	(94)	(240)	(1,296)	—	(1,630)
– Corporate Centre	274	33	—	—	307	—	(13)	—	—	(13)
Loans and advances to banks at amortised cost	99,623	1,288	84	—	100,995	(18)	(33)	(23)	—	(74)
– WPB	27,291	422	2	—	27,715	(4)	(1)	(2)	—	(7)
– CMB	26,328	331	—	—	26,659	(4)	—	—	—	(4)
– GBM	43,273	423	82	—	43,778	(10)	(32)	(21)	—	(63)
– Corporate Centre	2,731	112	—	—	2,843	—	—	—	—	—
Other financial assets measured at amortised cost	945,902	13,580	757	10	960,249	(96)	(147)	(237)	(9)	(489)
– WPB	163,096	3,946	275	—	167,317	(26)	(75)	(73)	—	(174)
– CMB	205,866	8,913	437	10	215,226	(45)	(63)	(160)	(9)	(277)
– GBM	500,442	644	41	—	501,127	(23)	(9)	(4)	—	(36)
– Corporate Centre	76,498	77	4	—	76,579	(2)	—	—	—	(2)
Total gross carrying amount on-balance sheet at 30 Jun 2023	1,853,901	157,711	20,857	71	2,032,540	(1,220)	(3,449)	(7,598)	(34)	(12,301)
Loans and other credit-related commitments	610,072	37,849	1,605	—	649,526	(135)	(150)	(63)	—	(348)
– WPB	242,869	9,324	984	—	253,177	(23)	(1)	(2)	—	(26)
– CMB	129,160	16,511	473	—	146,144	(80)	(107)	(60)	—	(247)
– GBM	237,911	12,014	148	—	250,073	(32)	(42)	(1)	—	(75)
– Corporate Centre	132	—	—	—	132	—	—	—	—	—
Financial guarantees	16,135	2,535	212	—	18,882	(8)	(12)	(31)	—	(51)
– WPB	1,245	14	—	—	1,259	—	—	—	—	—
– CMB	7,291	1,818	121	—	9,230	(7)	(4)	(25)	—	(36)
– GBM	7,599	703	91	—	8,393	(1)	(8)	(6)	—	(15)
– Corporate Centre	—	—	—	—	—	—	—	—	—	—
Total nominal amount off-balance sheet at 30 Jun 2023	626,207	40,384	1,817	—	668,408	(143)	(162)	(94)	—	(399)
WPB	117,142	903	—	1	118,046	(12)	(14)	—	—	(26)
CMB	83,149	841	—	1	83,991	(11)	(14)	—	—	(25)
GBM	81,178	162	1	—	81,341	(13)	(7)	—	—	(20)
Corporate Centre	3,611	206	—	—	3,817	(38)	(16)	—	—	(54)
Debt instruments measured at FVOCI at 30 Jun 2023	285,080	2,112	1	2	287,195	(74)	(51)	—	—	(125)

HSBC Holdings plc	89

Risk

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by global business (continued)
	Gross carrying/nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	776,299	139,076	19,504	129	935,008	(1,092)	(3,488)	(6,829)	(38)	(11,447)
– WPB	372,691	49,045	3,501	—	425,237	(569)	(1,510)	(850)	—	(2,929)
– CMB	235,293	70,654	12,815	112	318,874	(444)	(1,538)	(4,896)	(38)	(6,916)
– GBM	167,990	19,334	3,188	17	190,529	(79)	(427)	(1,083)	—	(1,589)
– Corporate Centre	325	43	—	—	368	—	(13)	—	—	(13)
Loans and advances to banks at amortised cost	102,723	1,739	82	—	104,544	(18)	(29)	(22)	—	(69)
– WPB	25,770	295	—	—	26,065	(3)	(1)	—	—	(4)
– CMB	24,107	695	4	—	24,806	(5)	—	(2)	—	(7)
– GBM	46,778	606	78	—	47,462	(9)	(28)	(20)	—	(57)
– Corporate Centre	6,068	143	—	—	6,211	(1)	—	—	—	(1)
Other financial assets measured at amortised cost	938,798	15,339	797	—	954,934	(95)	(165)	(233)	—	(493)
– WPB	194,963	3,962	458	—	199,383	(30)	(75)	(130)	—	(235)
– CMB	181,238	10,738	253	—	192,229	(35)	(82)	(90)	—	(207)
– GBM	485,499	637	78	—	486,214	(28)	(8)	(13)	—	(49)
– Corporate Centre	77,098	2	8	—	77,108	(2)	—	—	—	(2)
Total gross carrying amount on-balance sheet at 31 Dec 2022	1,817,820	156,154	20,383	129	1,994,486	(1,205)	(3,682)	(7,084)	(38)	(12,009)
Loans and other credit-related commitments	583,383	34,033	1,372	—	618,788	(141)	(180)	(65)	—	(386)
– WPB	238,161	4,377	769	—	243,307	(25)	(1)	—	—	(26)
– CMB	123,512	18,484	512	—	142,508	(78)	(128)	(55)	—	(261)
– GBM	221,462	11,171	91	—	232,724	(38)	(51)	(10)	—	(99)
– Corporate Centre	248	1	—	—	249	—	—	—	—	—
Financial guarantees	16,071	2,463	249	—	18,783	(6)	(13)	(33)	—	(52)
– WPB	1,196	11	1	—	1,208	—	—	—	—	—
– CMB	6,830	1,564	130	—	8,524	(5)	(8)	(26)	—	(39)
– GBM	8,045	888	118	—	9,051	(1)	(5)	(7)	—	(13)
– Corporate Centre	—	—	—	—	—	—	—	—	—	—
Total nominal amount off-balance sheet at 31 Dec 2022	599,454	36,496	1,621	—	637,571	(147)	(193)	(98)	—	(438)
WPB	112,591	1,066	—	1	113,658	(17)	(17)	—	—	(34)
CMB	71,445	735	—	—	72,180	(9)	(14)	—	—	(23)
GBM	75,228	434	—	1	75,663	(10)	(8)	—	—	(18)
Corporate Centre	3,347	299	—	—	3,646	(31)	(19)	(1)	—	(51)
Debt instruments measured at FVOCI at 31 Dec 2022	262,611	2,534	—	2	265,147	(67)	(58)	(1)	—	(126)

90	HSBC Holdings plc

Wholesale lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	Corporate and commercial	of which: real estate[1]	Non-bank financial institutions	Total	Corporate and commercial	of which: real estate[1]	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	107,700	14,800	18,507	126,207	(1,813)	(358)	(175)	(1,988)
– of which: HSBC UK Bank plc (ring-fenced bank)	82,258	13,620	8,815	91,073	(1,487)	(229)	(37)	(1,524)
– of which: HSBC Bank plc (non-ring-fenced bank)	25,442	1,180	9,692	35,134	(326)	(129)	(138)	(464)
France	29,789	4,293	4,829	34,618	(564)	(29)	(5)	(569)
Germany	7,329	240	864	8,193	(159)	—	(2)	(161)
Switzerland	1,227	625	346	1,573	(11)	—	—	(11)
Hong Kong	133,025	49,326	22,843	155,868	(3,203)	(2,211)	(37)	(3,240)
Australia	12,165	3,637	1,253	13,418	(44)	(1)	(1)	(45)
India	10,323	1,868	5,011	15,334	(54)	(5)	(7)	(61)
Indonesia	3,449	122	317	3,766	(202)	(1)	—	(202)
Mainland China	28,956	4,748	8,223	37,179	(277)	(150)	(22)	(299)
Malaysia	5,212	1,005	290	5,502	(83)	(10)	—	(83)
Singapore	16,009	3,253	1,170	17,179	(328)	(10)	—	(328)
Taiwan	4,575	45	102	4,677	—	—	—	—
Egypt	1,038	20	77	1,115	(108)	(9)	—	(108)
UAE	11,964	1,129	689	12,653	(610)	(61)	—	(610)
US	26,824	5,362	8,786	35,610	(242)	(85)	(43)	(285)
Mexico	11,022	913	988	12,010	(340)	(17)	(3)	(343)
Other	30,651	1,926	2,296	32,947	(363)	(28)	(16)	(379)
At 30 Jun 2023	441,258	93,312	76,591	517,849	(8,401)	(2,975)	(311)	(8,712)

UK	104,775	14,309	12,662	117,437	(1,522)	(329)	(131)	(1,653)
– of which: HSBC UK Bank plc (ring-fenced bank)	78,249	13,041	2,980	81,229	(1,247)	(193)	(6)	(1,253)
– of which: HSBC Bank plc (non-ring-fenced bank)	26,526	1,268	9,682	36,208	(275)	(136)	(125)	(400)
France	27,571	4,216	4,152	31,723	(621)	(36)	(4)	(625)
Germany	6,603	252	713	7,316	(154)	—	(3)	(157)
Switzerland	988	635	298	1,286	(8)	—	—	(8)
Hong Kong	144,256	56,093	20,798	165,054	(2,997)	(1,965)	(35)	(3,032)
Australia	11,641	3,106	1,157	12,798	(97)	(1)	—	(97)
India	9,052	1,711	4,267	13,319	(80)	(22)	(10)	(90)
Indonesia	3,214	85	226	3,440	(187)	(1)	—	(187)
Mainland China	31,790	5,752	8,908	40,698	(327)	(167)	(30)	(357)
Malaysia	5,986	1,081	180	6,166	(133)	(15)	—	(133)
Singapore	15,905	3,812	1,192	17,097	(387)	(12)	(1)	(388)
Taiwan	4,701	20	65	4,766	(1)	—	—	(1)
Egypt	1,262	77	101	1,363	(117)	(5)	(1)	(118)
UAE	13,503	1,569	149	13,652	(674)	(152)	—	(674)
US	28,249	5,714	8,640	36,889	(214)	(94)	(26)	(240)
Mexico	9,784	903	717	10,501	(334)	(24)	(1)	(335)
Other	33,922	2,032	2,699	36,621	(467)	(27)	(15)	(482)
At 31 Dec 2022	453,202	101,367	66,924	520,126	(8,320)	(2,850)	(257)	(8,577)
1    Real estate lending within this disclosure corresponds solely to the industry of the borrower on the same basis as the ‘Total wholesale lending for loans and advances to banks and customers by stage distribution‘ on page 84.

HSBC Holdings plc	91

Risk

Personal lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	First lien residential mortgages	Other personal	of which: credit cards	Total	First lien residential mortgages	Other personal	of which: credit cards	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	164,322	18,452	7,483	182,774	(231)	(841)	(422)	(1,072)
– of which: HSBC UK Bank plc (ring-fenced bank)	160,792	17,414	7,405	178,206	(227)	(834)	(420)	(1,061)
– of which: HSBC Bank plc (non-ring-fenced bank)	3,530	1,038	78	4,568	(4)	(7)	(2)	(11)
France[1]	2,243	20,163	329	22,406	(34)	(70)	(3)	(104)
Germany	—	176	—	176	—	—	—	—
Switzerland	1,447	5,762	—	7,209	(1)	(20)	—	(21)
Hong Kong	105,000	31,633	8,384	136,633	—	(371)	(265)	(371)
Australia	22,062	439	383	22,501	(6)	(21)	(20)	(27)
India	1,356	627	169	1,983	(5)	(15)	(11)	(20)
Indonesia	66	285	140	351	(2)	(11)	(7)	(13)
Mainland China	8,098	801	323	8,899	(3)	(53)	(42)	(56)
Malaysia	2,275	2,073	795	4,348	(24)	(86)	(32)	(110)
Singapore	8,060	5,433	436	13,493	—	(38)	(16)	(38)
Taiwan	5,420	1,288	298	6,708	—	(16)	(4)	(16)
Egypt	—	295	81	295	—	(2)	(1)	(2)
UAE	1,969	1,329	416	3,298	(19)	(80)	(38)	(99)
US	17,458	664	197	18,122	(12)	(24)	(19)	(36)
Mexico	8,079	5,599	2,136	13,678	(162)	(677)	(234)	(839)
Other	6,879	3,694	1,131	10,573	(105)	(97)	(52)	(202)
At 30 Jun 2023	354,734	98,713	22,701	453,447	(604)	(2,422)	(1,166)	(3,026)

UK	154,519	16,793	6,622	171,312	(227)	(838)	(449)	(1,065)
– of which: HSBC UK Bank plc (ring-fenced bank)	151,188	15,808	6,556	166,996	(222)	(828)	(447)	(1,050)
– of which: HSBC Bank plc (non-ring-fenced bank)	3,331	985	66	4,316	(5)	(10)	(2)	(15)
France[1]	30	76	9	106	(14)	(8)	—	(22)
Germany	—	234	—	234	—	—	—	—
Switzerland	1,378	5,096	—	6,474	—	(20)	—	(20)
Hong Kong	101,478	31,409	8,644	132,887	(1)	(352)	(258)	(353)
Australia	21,372	456	396	21,828	(11)	(18)	(18)	(29)
India	1,078	590	162	1,668	(4)	(18)	(13)	(22)
Indonesia	70	278	141	348	(1)	(17)	(12)	(18)
Mainland China	9,305	921	378	10,226	(3)	(61)	(49)	(64)
Malaysia	2,292	2,437	843	4,729	(27)	(92)	(31)	(119)
Singapore	7,501	6,264	422	13,765	—	(35)	(14)	(35)
Taiwan	5,428	1,189	284	6,617	—	(18)	(5)	(18)
Egypt	—	310	83	310	—	(2)	(1)	(2)
UAE	2,104	1,339	426	3,443	(14)	(84)	(41)	(98)
US	16,847	704	213	17,551	(10)	(31)	(23)	(41)
Mexico	6,124	4,894	1,615	11,018	(145)	(593)	(196)	(738)
Other	7,295	5,071	1,150	12,366	(118)	(108)	(51)	(226)
At 31 Dec 2022	336,821	78,061	21,388	414,882	(575)	(2,295)	(1,161)	(2,870)
1    Included in other personal lending as at 30 June 2023 is $18,403m (31 December 2022: nil) guaranteed by Crédit Logement.

92	HSBC Holdings plc

Treasury risk

93	Overview
93	Treasury risk management
95	Capital risk in the first half of 2023
98	Liquidity and funding risk in the first half of 2023
100	Sources of funding
101	Interest rate risk in the banking book in the first half of 2023

Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, together with the financial risks arising from the provision of pensions and other post-employment benefits to staff and their dependants. Treasury risk also includes the risk to our earnings or capital due to non-trading book foreign exchange exposures and changes in market interest rates.
Treasury risk arises from changes to the respective resources and risk profiles driven by customer behaviour, management decisions or the external environment.
Approach and policy
Our objective in the management of treasury risk is to maintain appropriate levels of capital, liquidity, funding, foreign exchange and market risk to support our business strategy, and meet our regulatory and stress testing-related requirements.
Our approach to treasury management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment. We maintain a strong capital and liquidity base to support the risks inherent in our business and invest in accordance with our strategy, meeting both consolidated and local regulatory requirements at all times.
Our policy is underpinned by our risk management framework, our internal capital adequacy assessment process (‘ICAAP’) and our internal liquidity adequacy assessment process (‘ILAAP’). The risk framework incorporates a number of measures aligned to our assessment of risks for both internal and regulatory purposes. These risks include credit, market, operational, pensions, non-trading book foreign exchange risk, and interest rate risk in the banking book.
A summary of our current policies and practices regarding the management of treasury risk is set out on pages 202 to 217 of the Annual Report and Accounts 2022.
Treasury risk management
Key developments in the first half of 2023
–All of the Group’s material operating entities were above regulatory minimum levels of capital, liquidity and funding at 30 June 2023.
–Following high-profile US and Swiss banking failures in the first quarter of 2023, we validated our existing risk management practices including stress testing and limit setting. We also reviewed our liquidity monitoring and metric assumptions as part of our ILAAP cycle to ensure they continued to cover observed and emerging risks.
–We continued to improve our analysis and understanding of the drivers of capital volatility and the underlying sensitivities, ensuring these are actively considered in our risk appetite and limit setting processes.
–As announced in the first quarter of 2023, we reverted to a policy of paying quarterly dividends, with the Board approving an interim dividend of $0.10 per share. On 10 May 2023, we initiated a share buy-back of up to $2bn with an approximately 0.25 percentage point impact on the CET1 capital ratio. This buy-back was completed in July 2023. The Board has announced a further dividend of $0.10 per share, and intends to initiate a further share buy-back of up to $2bn, which is expected to commence shortly.
–We enhanced the Group consolidation methodology regarding the liquidity available to the Group from underlying subsidiaries. This resulted in a change to the available liquidity reported in the liquidity coverage ratio (‘LCR’) and increased the Group LCR by approximately 6%, on a spot basis, at 30 June 2023.
–As announced by the Bank of England’s Financial Policy Committee, the UK countercyclical capital buffer rate increased from 1% to 2%, effective July 2023 in line with the usual 12‑month implementation lag. The change is expected to increase our CET1 requirement by approximately 0.2 percentage points.
–We continued to increase the stabilisation of our net interest income (‘NII’) as interest rate expectations fluctuated, driven by central bank rate increases and a reassessment of the trajectory of inflation in major economies.
–Following the acquisition of SVB UK in the first quarter of 2023, we launched HSBC Innovation Banking in June, combining the expertise of SVB UK with our international network. We are in the process of integrating the staff, assets and liabilities of SVB UK into the Group. The acquisition was funded from existing resources, and the impact on our Group LCR and CET1 ratio is minimal.
–During 1Q23, the significant interest rate rises in France resulted in the completion of the planned sale of our retail banking operations in France becoming less certain, as the capital required to be held by the buyer at completion of the transaction was expected to increase significantly. As a result, we were required to change the accounting classification of our retail banking operations in France to no longer be classified as held for sale. The impairment on classifying the disposal as held for sale, which had resulted in an approximately 0.3 percentage point reduction in the Group’s CET1 ratio last year, was reversed. In June 2023, we agreed new terms for the sale of these operations that will involve HSBC retaining a portfolio of loans. The transaction remains subject to information and consultation processes with respective works councils and regulatory approvals, and the parties aim to complete the transaction on 1 January 2024. An estimated pre-tax loss of up to $2.2bn would be recognised in the second half of 2023 if the retail operations in France were reclassified as held for sale.
–We entered into an agreement to sell our banking business in Canada to the Royal Bank of Canada in 2022. The transaction is now expected to complete in the first quarter of 2024, subject to regulatory and governmental approvals. We continue to classify our banking business in Canada as held for sale. We remain committed to consider the payment of a special dividend of $0.21 per share as a priority use of the proceeds from the sale of our banking business in Canada in the first half of 2024. The remaining sale proceeds are expected to accrue into CET1 capital. We intend to use any excess capital to supplement share buy-backs.
For quantitative disclosures on capital ratios, own funds and RWAs, see pages 95 to 98. For quantitative disclosures on liquidity and funding metrics, see pages 98 to 100. For quantitative disclosures on interest rate risk in the banking book, see pages 101 to 102.
Capital, liquidity and funding risk management processes
Assessment and risk appetite
Our capital management policy is supported by a global capital management framework. The framework sets out our approach to determining key capital risk appetites including CET1, total capital, minimum requirements for own funds and eligible liabilities (‘MREL’), leverage ratio and double leverage. Our ICAAP is an assessment of the Group’s capital position, outlining both regulatory and internal capital resources and requirements resulting from HSBC’s business model, strategy, risk profile and management, performance and planning, risks to capital, and the implications of stress testing. Our assessment of capital adequacy is driven by an assessment of risks. These risks include credit, market, operational, pensions, insurance, structural foreign exchange, interest rate risk in the banking book and Group risk. Climate risk is also considered as part of the ICAAP, and we are continuing to develop our approach. Subsidiaries prepare ICAAPs in line with global guidance, while considering their local regulatory regimes to determine their own risk appetites and ratios.
HSBC Holdings is the provider of equity capital and MREL-eligible debt to its subsidiaries, and also provides them with non-equity capital

HSBC Holdings plc	93

Risk

where necessary. These investments are funded by HSBC Holdings’ own equity capital and MREL-eligible debt. MREL includes own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure. In line with our existing structure and business model, HSBC has three resolution groups – the European resolution group, the Asian resolution group and the US resolution group. There are some smaller entities that fall outside these resolution groups.
HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and its investments in subsidiaries.
As a matter of long-standing policy, the holding company retains a substantial holdings capital buffer comprising high-quality liquid assets (‘HQLA’), which at 30 June 2023 was in excess of $26bn and within risk appetite.
We aim to ensure that management has oversight of our liquidity and funding risks at Group and entity level through robust governance, in line with our risk management framework. We manage liquidity and funding risk at an operating entity level, in accordance with globally consistent policies, procedures and reporting standards. This ensures that obligations can be met in a timely manner, in the jurisdiction where they fall due.
Operating entities are required to meet internal minimum requirements and any applicable regulatory requirements at all times. These requirements are assessed through our ILAAP, which ensures that operating entities have robust strategies, policies, processes and systems for the identification, measurement, management and monitoring of liquidity risk over an appropriate set of time horizons, including intra-day. The ILAAP informs the validation of risk tolerance and the setting of risk appetite. It also assesses the capability to manage liquidity and funding effectively in each major entity. These metrics are set and managed locally but are subject to robust global review and challenge to ensure consistency of approach and application of the Group’s policies and controls.
Planning and performance
Capital and risk-weighted asset (‘RWA‘) plans, as well as funding and liquidity plans, form part of the annual financial resource plan that is approved by the Board.
Capital and RWA forecasts are submitted to the Group Executive Committee on a monthly basis, and capital and RWAs are monitored and managed against the plan. The responsibility for global capital allocation principles rests with the Group Chief Financial Officer, supported by the Group Capital Management Meeting. This is a specialist forum addressing capital management, reporting into the HSBC Holdings Asset Liability Management Committee.
The Board-level appetite measures for funding and liquidity are the LCR and net stable funding ratio (‘NSFR’), together with an internal liquidity metric. In addition, we use a wider set of measures to manage an appropriate funding and liquidity profile, including legal entity depositor concentration limits, intra-day liquidity, forward-looking funding assessments and other key measures.
Through our internal governance processes, we seek to strengthen discipline over our investment and capital allocation decisions, and to ensure that returns on investment meet management’s objectives. Our strategy is to allocate capital to businesses and entities to support growth objectives where returns above internal hurdle levels have been identified, and in order to meet their regulatory and economic capital needs. We evaluate and manage business returns by using a return on average tangible equity measure.
Risks to capital and liquidity
Outside the stress testing framework, other risks may be identified that have the potential to affect our RWAs, capital and/or liquidity position. Downside and Upside scenarios are assessed against our management objectives, and mitigating actions are assigned as necessary. We closely monitor future regulatory changes, and continue to evaluate the impact of these upon our capital and liquidity requirements, particularly those related to the UK’s implementation of the outstanding measures to be implemented from the Basel III reforms (‘Basel 3.1‘).

Regulatory developments
Future changes to our ratios will occur with the implementation of Basel 3.1. The Prudential Regulation Authority (‘PRA‘) has published its consultation paper on the UK’s implementation, with a proposed implementation date of 1 January 2025. We currently do not foresee a material net impact on our ratios from the initial implementation. The RWA output floor under Basel 3.1 is proposed to be subject to a five-year transitional provision. Any impact from the output floor would be towards the end of the transition period.
The PRA has published a consultation paper to remove the CET1 deduction requirement in the PRA Rulebook regarding non-performing exposures that are treated as insufficiently covered by firms’ accounting provisions. The changes are anticipated to come into force in the second half of 2023, with an estimated marginal increase to the capital base based on initial assessment.
Regulatory reporting processes and controls
The quality of regulatory reporting remains a key priority for management and regulators. We are progressing with a comprehensive programme to strengthen our processes, improve consistency and enhance controls across regulatory reports, focusing on our prudential regulatory reporting and other priority regulatory reports globally.
Our ongoing programme of work on our prudential regulatory reports is being phased over a number of years, prioritising RWA, capital and liquidity reporting. This programme includes both data enhancement and the transformation of the reporting systems that they flow into. While this programme continues, there may be further impacts on some of our regulatory ratios, such as CET1, LCR and NSFR, as we implement recommended changes and continue to enhance our controls. We are also establishing enhanced risk stewardship and assurance over our regulatory reports and have developed a strategic inventory and tooling to drive consistent standards and accountability.
Stress testing and recovery and resolution planning
The Group uses stress testing to inform management of the capital and liquidity needed to withstand internal and external shocks, including a global economic downturn or a systems failure. Stress testing results are also used to inform risk mitigation actions, allocation of financial resources, and recovery and resolution planning, as well as to re-evaluate business plans where analysis shows capital, liquidity and/or returns do not meet their target.
In addition to a range of internal stress tests, we are subject to supervisory stress testing in many jurisdictions. These include the programmes of the Bank of England, the US Federal Reserve Board, the European Banking Authority, the European Central Bank and the Hong Kong Monetary Authority. The results of regulatory stress testing and our internal stress tests are used when assessing our internal capital and liquidity requirements through the ICAAP and ILAAP. The outcomes of stress testing exercises carried out by the PRA and other regulators feed into the setting of regulatory minimum ratios and buffers.
We maintain recovery plans for the Group and material entities, which set out potential options management could take in a range of stress scenarios that could result in a breach of capital or liquidity buffers. The Group recovery plan sets out the framework and governance arrangements to support restoring HSBC to a stable and viable position, and so lowering the probability of failure from either idiosyncratic company-specific stress or systemic market-wide issues. Our material entities’ recovery plans provide detailed actions that management would consider taking in a stress scenario should their positions deteriorate and threaten to breach risk appetite and regulatory minimum levels. This is to help ensure that HSBC entities can stabilise their financial position and recover from financial losses in a stress environment.
The Group also has capabilities, resources and arrangements in place to address the unlikely event that HSBC might not be recoverable and would therefore need to be resolved by regulators. The Group performed the inaugural Resolvability Assessment Framework self-assessment during 2021 to meet the Bank of England’s requirements, which came into effect on 1 January 2022.

94	HSBC Holdings plc

Overall, HSBC’s recovery and resolution planning helps safeguard the Group’s financial and operational stability. The Group is committed to further developing its recovery and resolution capabilities, including in relation to the Bank of England’s Resolvability Assessment Framework.
Measurement of interest rate risk in the banking book processes
Assessment and risk appetite
Interest rate risk in the banking book is the risk of an adverse impact to earnings or capital due to changes in market interest rates. It is generated by our non-traded assets and liabilities, specifically loans, deposits and financial instruments that are not held for trading intent or in order to hedge positions held with trading intent. Interest rate risk that can be economically hedged may be transferred to Global Treasury.
Hedging is generally executed through interest rate derivatives or fixed-rate government bonds. Any interest rate risk that Global Treasury cannot economically hedge is not transferred and will remain within the global business where the risks originate.
HSBC uses a number of measures to monitor and control interest rate risk in the banking book, including:
–net interest income sensitivity; and
–economic value of equity sensitivity;
Net interest income sensitivity
A principal part of our management of non-traded interest rate risk is to monitor the sensitivity of expected net interest income (‘NII’) under varying interest rate scenarios (i.e. simulation modelling), where all other economic variables are held constant. This monitoring is undertaken at an entity level, where entities calculate both one-year and five-year NII sensitivities across a range of interest rate scenarios.
NII sensitivity figures represent the effect of pro forma movements in projected yield curves based on a static balance sheet size and structure, except for certain mortgage products where balances are impacted by interest rate sensitive prepayment. These sensitivity calculations do not incorporate actions that would be taken by Global Treasury or in the business that originates the risk to mitigate the effect of interest rate movements.
The NII sensitivity calculations assume that interest rates of all maturities move by the same amount in the ‘up-shock’ scenario. The sensitivity calculations in the ‘down-shock’ scenarios reflect no floors to the shocked market rates. However, customer product-specific interest rate floors are recognised where applicable.
Economic value of equity sensitivity
Economic value of equity (‘EVE’) represents the present value of the future banking book cash flows that could be distributed to equity holders under a managed run-off scenario. This equates to the current book value of equity plus the present value of future NII in this scenario. EVE can be used to assess the economic capital required to support interest rate risk in the banking book. An EVE sensitivity represents the expected movement in EVE due to pre-specified interest rate shocks, where all other economic variables are held constant. Operating entities are required to monitor EVE sensitivities as a percentage of capital resources.
Hold-to-collect-and-sell stressed value at risk
Hold-to-collect-and-sell stressed value at risk (‘VaR’) is a quantification of the potential losses to a 99% confidence level of the portfolio of high-quality liquid assets held under a hold-to-collect-and-sell business model in the Markets Treasury business. The portfolio is accounted for at fair value through other comprehensive income together with the derivatives held in designated hedging relationships with these securities. The mark-to-market of this portfolio therefore has an impact on CET1.

Stressed VaR is quantified based on the worst losses over a one-year period, using a historical time series stretching back to the beginning of 2007, and the assumed holding period is 60 days. At the end of June 2023, the stressed VaR of the portfolio was $3.4bn (31 December 2022: $2.15bn). The increase was primarily due to an increase in duration risk in this portfolio during the period.

Capital risk in the first half of 2023
Capital overview

Capital adequacy metrics
	At
	30 Jun	31 Dec
	2023	2022
Risk-weighted assets (‘RWAs’) ($bn)
Credit risk[1]	690.5	679.1
Counterparty credit risk[1]	38.6	37.1
Market risk	43.0	37.6
Operational risk	87.4	85.9
Total RWAs	859.5	839.7
Capital on a transitional basis ($bn)
Common equity tier 1 capital	126.4	119.3
Tier 1 capital	145.8	139.1
Total capital	170.0	162.4
Capital ratios on a transitional basis (%)
Common equity tier 1 ratio	14.7	14.2
Tier 1 ratio	17.0	16.6
Total capital ratio	19.8	19.3
Capital on an end point basis ($bn)
Common equity tier 1 capital	126.4	119.3
Tier 1 capital	145.8	139.1
Total capital	165.9	157.2
Capital ratios on an end point basis (%)
Common equity tier 1 ratio	14.7	14.2
Tier 1 ratio	17.0	16.6
Total capital ratio	19.3	18.7
Liquidity coverage ratio (‘LCR’)[2]
Total high-quality liquid assets ($bn)	631.2	647.0
Total net cash outflow ($bn)	477.7	490.8
LCR (%)	132.1	131.8
1 From 1 January 2023, RWAs related to free deliveries have been allocated to credit risk, having previously been classified under counterparty credit risk.
2 The LCR figures presented in the above table are based on average values. The LCR is the average month-end values over the preceding 12 months.
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
Capital figures and ratios in the table above are calculated in accordance with the revised Capital Requirements Regulation and Directive, as implemented (‘CRR II’). The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point.
Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we will restate in subsequent periods.

HSBC Holdings plc	95

Risk

Own funds

Own funds disclosure
		At
		30 Jun	31 Dec
		2023	2022
Ref*		$m	$m
6	Common equity tier 1 capital before regulatory adjustments[1]	164,015	158,092
28	Total regulatory adjustments to common equity tier 1[1]	(37,597)	(38,801)
29	Common equity tier 1 capital	126,418	119,291
36	Additional tier 1 capital before regulatory adjustments	19,442	19,836
43	Total regulatory adjustments to additional tier 1 capital	(60)	(60)
44	Additional tier 1 capital	19,382	19,776
45	Tier 1 capital	145,800	139,067
51	Tier 2 capital before regulatory adjustments	25,668	24,779
57	Total regulatory adjustments to tier 2 capital	(1,447)	(1,423)
58	Tier 2 capital	24,221	23,356
59	Total capital	170,021	162,423
60	Total risk-weighted assets	859,545	839,720
	Capital ratios	%	%
61	Common equity tier 1 ratio	14.7	14.2
62	Tier 1 ratio	17.0	16.6
63	Total capital ratio	19.8	19.3
*    These are references to lines prescribed in the Pillar 3 ‘Own funds disclosure’ template.
1 On adoption of IFRS 17 ‘Insurance Contracts’, comparative data previously published under IFRS 4 ‘Insurance Contracts’ have been restated from the 1 January 2022 transition date, with no impact on CET1 and total capital.
At 30 June 2023, our common equity tier 1 (‘CET1’) capital ratio increased to 14.7% from 14.2% at 31 December 2022, reflecting an increase in CET1 capital of $7.1bn, partly offset by an increase in RWAs of $19.8bn. The key drivers of the overall rise in our CET1 ratio during the period were:
–a 0.7 percentage point increase from the $7.0bn capital generation through profits less dividends, adjusted for the $2.0bn share buy-back announced with our 1Q23 results and completed in July 2023;
–a 0.3 percentage point increase from the reversal of the impairment relating to the planned sale of our retail banking operations in France, and the provisional gain on the acquisition of SVB UK;
–a 0.1 percentage point increase, driven by regulatory change that reduced the risk weighting of residential mortgages in Hong Kong; and

–a 0.6 percentage point fall in the CET1 ratio, driven mainly by an increase in the underlying RWAs and deductions for investment in financial sector entities, intangible assets and excess expected loss.
At 30 June 2023, our Pillar 2A requirement, set by the PRA’s Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.6% of RWAs, of which 1.5% was met by CET1 capital. Throughout the first half of 2023, we complied with the PRA’s regulatory capital adequacy requirements.
Risk-weighted assets

RWAs by global business
	WPB	CMB[1]	GBM[1]	Corporate Centre	Total RWAs
	$bn	$bn	$bn	$bn	$bn
Credit risk	152.1	324.1	135.8	78.5	690.5
Counterparty credit risk	1.7	1.1	34.7	1.1	38.6
Market risk	1.3	1.4	27.2	13.1	43.0
Operational risk	31.5	27.2	29.3	(0.6)	87.4
At 30 Jun 2023	186.6	353.8	227.0	92.1	859.5
At 31 Dec 2022	182.9	342.4	225.9	88.5	839.7
1 In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

96	HSBC Holdings plc

RWAs by legal entities[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hong Kong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	109.2	72.7	318.4	17.8	59.3	27.1	24.4	53.2	8.4	690.5
Counterparty credit risk	0.5	18.7	10.1	0.8	3.3	0.5	0.8	3.9	—	38.6
Market risk[2]	0.2	21.0	23.6	2.6	3.1	0.7	0.7	3.7	9.5	43.0
Operational risk	15.8	15.0	39.4	3.0	7.4	3.1	4.8	5.5	(6.6)	87.4
At 30 Jun 2023	125.7	127.4	391.5	24.2	73.1	31.4	30.7	66.3	11.3	859.5
At 31 Dec 2022	110.9	127.0	407.0	22.5	72.5	31.9	26.7	60.3	8.1	839.7
1    Balances are on a third-party Group consolidated basis.
2    Market risk RWAs are non-additive across the principal entities due to diversification effects within the Group.

RWA movement by global businesses by key driver
	Credit risk, counterparty credit risk and operational risk
	WPB	CMB[1]	GBM[1]	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2023	181.2	341.3	202.3	77.3	37.6	839.7
Asset size	7.8	(0.4)	1.1	4.6	6.6	19.7
Asset quality	0.5	(0.2)	—	(1.7)	—	(1.4)
Model updates	(0.9)	—	—	—	(0.1)	(1.0)
Methodology and policy	(5.3)	(0.7)	(3.1)	(1.2)	(1.2)	(11.5)
Acquisitions and disposals	—	9.5	—	—	0.1	9.6
Foreign exchange movements[2]	2.0	2.9	(0.5)	—	—	4.4
Total RWA movement	4.1	11.1	(2.5)	1.7	5.4	19.8
RWAs at 30 Jun 2023	185.3	352.4	199.8	79.0	43.0	859.5
1    In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
2    Credit risk foreign exchange movements in this disclosure are computed by retranslating the RWAs into US dollars based on the underlying transactional currencies.

RWA movement by legal entities by key driver[1]
	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc	HSBC Bank plc	The Hong Kong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2023	110.8	106.5	378.4	20.8	69.5	31.1	26.2	58.0	0.8	37.6	839.7
Asset size	1.2	(0.4)	4.4	1.6	0.7	(0.7)	0.8	4.8	0.7	6.6	19.7
Asset quality	0.5	(1.1)	(3.3)	(0.5)	0.4	0.2	0.1	2.2	0.1	—	(1.4)
Model updates	(0.8)	0.1	(0.2)	—	—	—	—	—	—	(0.1)	(1.0)
Methodology and policy	(1.7)	(0.7)	(8.1)	(0.3)	(0.6)	(0.5)	—	1.5	0.1	(1.2)	(11.5)
Acquisitions and disposals	9.5	—	—	—	—	—	—	—	—	0.1	9.6
Foreign exchange movements[2]	6.0	2.0	(3.3)	—	—	0.6	2.9	(3.9)	0.1	—	4.4
Total RWA movement	14.7	(0.1)	(10.5)	0.8	0.5	(0.4)	3.8	4.6	1.0	5.4	19.8
RWAs at 30 Jun 2023	125.5	106.4	367.9	21.6	70.0	30.7	30.0	62.6	1.8	43.0	859.5
1    Balances are on a third-party Group consolidated basis.
2    Credit risk foreign exchange movements in this disclosure are computed by retranslating the RWAs into US dollars based on the underlying transactional currencies.
RWAs rose by $19.8bn during the first half of the year. Excluding foreign currency translation differences of $4.4bn, RWAs increased by $15.4bn, predominantly due to the acquisition of SVB UK, and RWA asset size growth. This was partly offset by reductions due to a regulatory change to the risk weighting of residential mortgages in Hong Kong.
Asset size
WPB RWAs rose by $7.8bn, primarily due to sovereign exposures in other trading entities and retail lending and mortgage growth, mainly in Hong Kong, Mexico and HSBC UK.
The $6.6bn increase in market risk RWAs was mainly attributed to heightened market volatility impacting value at risk averages. Additional RWAs were primarily driven by an incremental risk charge resulting from higher exposures at risk and the hedges related to the agreed sale of our banking business in Canada.
Corporate Centre RWAs rose by $4.6bn, which was driven by increased sovereign exposures mainly in Asia, North America and HSBC Bank plc, and higher thresholds for the recognition of significant investments in financial sector entities in Asia.

HSBC Holdings plc	97

Risk

GBM RWAs increased by $1.1bn, largely as a result of mark-to-market movements in counterparty credit risk in HSBC Bank plc, Asia and Mexico. These movements were partly offset by a decline in corporate exposures, mainly in Asia and HSBC Bank plc.
The $0.4bn fall in CMB RWAs reflected lower corporate lending mainly in Asia and HSBC Bank plc, which was partly offset by a rise in overdrafts in HSBC UK and HSBC Bank plc.
The RWAs of our global businesses also included the RWAs of other trading entities, which reflected an increase of $4.8bn, primarily due to increased sovereign, corporate and central counterparty exposures.
Asset quality
The $1.4bn RWA decrease was mostly driven by portfolio mix changes, mainly in Asia and HSBC Bank plc, which were partly offset by unfavourable movements due to sovereign rating downgrades in Argentina and Egypt.
Model updates
The $1.0bn fall in RWAs was mainly due to the implementation of a new retail mortgage model, notably in HSBC UK, and the application of a new model for premium financing and wealth portfolio lending in Asia.
Acquisitions and disposals
The acquisition of SVB UK led to an RWA increase of $9.6bn.
Methodology and policy
Regulatory changes related to the risk weighting of residential mortgages in Hong Kong led to a $7.7bn fall in RWAs in WPB.
A further decline of RWAs across our global businesses was caused by risk parameter refinements, which was partly offset by changes to risk weights on certain exposures in SAB.
Allocation methodology changes related to investments in insurance subsidiaries led to a transfer of RWAs from Corporate Centre to WPB. In addition, the transfer of Global Banking clients in Australia and Indonesia increased RWAs in CMB, and decreased RWAs in GBM.
The $1.2bn decrease in market risk RWAs mainly reflected a change in capitalisation methodology of white metals and a reduction in transactional foreign exchange exposures relating to a pension surplus.

Leverage ratio1

	At
	30 Jun	31 Dec
	2023	2022
	$bn	$bn
Tier 1 capital (leverage)	145.8	139.1
Total leverage ratio exposure	2,497.9	2,417.2
	%	%
Leverage ratio	5.8	5.8
1 Leverage ratio calculation is in line with the PRA’s UK leverage rules. This includes IFRS 9 transitional arrangement and excludes central bank claims. At 30 June 2023, the IFRS 9 add-back to CET1 capital and the related tax charge were immaterial.
Our leverage ratio was 5.8% at 30 June 2023, unchanged from 31 December 2022. The increase in tier 1 capital was offset by a rise in the leverage exposure, primarily due to growth in the balance sheet.
At 30 June 2023, our UK minimum leverage ratio requirement of 3.25% was supplemented by a leverage ratio buffer of 0.9%, made up of an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.2%.
These buffers translated into capital values of $17.5bn and $5.0bn respectively. We exceeded these leverage requirements.
Regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’
We have adopted the regulatory transitional arrangements in CRR II for IFRS 9, including paragraph four of article 473a. These allow banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances. Our capital and ratios are presented under these arrangements throughout the tables in this section, including the end point figures. At 30 June 2023, the add-back to CET1 capital and the related tax charge were immaterial.
Regulatory disclosures
Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management.
For further details, refer to our Pillar 3 Disclosures at 30 June 2023, which is expected to be published on or around 8 August 2023 at www.hsbc.com/investors.

Liquidity and funding risk in the first half of 2023
Liquidity metrics
At 30 June 2023, all of the Group’s material operating entities were above regulatory minimum levels.
Each entity maintains sufficient unencumbered liquid assets to comply with local and regulatory requirements. The liquidity value of these liquid assets for each entity is shown in the following table along with the individual LCR levels on a local regulatory requirements basis wherever applicable. Where local regulatory requirements are not applicable, the PRA LCR is shown. The local basis may differ from PRA measures due to differences in the way regulators have implemented the Basel III standards.
Each entity maintains a sufficient stable funding profile and it is assessed by using the PRA NSFR or other appropriate metrics.
In addition to regulatory metrics, HSBC uses a wide set of measures to manage its liquidity and funding profile.

98	HSBC Holdings plc

The Group liquidity and funding position on an average basis is analysed in the following sections.

Operating entities’ liquidity
	At 30 Jun 2023
	LCR[6]	HQLA	Net outflows	NSFR[6]
	%	$bn	$bn	%
HSBC UK Bank plc (ring-fenced bank)[1]	213	131	61	162
HSBC Bank plc (non-ring-fenced bank)[2]	149	138	93	117
The Hongkong and Shanghai Banking Corporation – Hong Kong branch[3]	180	146	81	127
HSBC Singapore[4]	258	23	9	170
Hang Seng Bank	255	55	21	159
HSBC Bank China	177	25	14	135
HSBC Bank USA	169	81	48	130
HSBC Continental Europe[5]	159	70	44	136
HSBC Middle East – UAE branch	278	12	4	166
HSBC Canada	162	22	13	125
HSBC Mexico	144	8	6	125

	At 31 Dec 2022
HSBC UK Bank plc (ring-fenced bank)[1]	226	136	60	164
HSBC Bank plc (non-ring-fenced bank)[2]	143	128	90	115
The Hongkong and Shanghai Banking Corporation – Hong Kong branch[3]	179	147	82	130
HSBC Singapore[4]	247	21	9	173
Hang Seng Bank	228	50	22	156
HSBC Bank China	183	23	13	132
HSBC Bank USA	164	85	52	131
HSBC Continental Europe[5]	151	55	37	132
HSBC Middle East – UAE branch	239	12	5	158
HSBC Canada	149	22	15	122
HSBC Mexico	155	8	5	129
1    HSBC UK Bank plc refers to the HSBC UK liquidity group, which comprises five legal entities: HSBC UK Bank plc, Marks and Spencer Financial Services plc, HSBC Private Bank (UK) Ltd, HSBC Innovation Bank Limited and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the PRA.
2    HSBC Bank plc includes overseas branches and special purpose entities consolidated by HSBC for financial statements purposes.
3    The Hongkong and Shanghai Banking Corporation – Hong Kong branch represents the material activities of The Hongkong and Shanghai Banking Corporation. It is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.
4    HSBC Singapore includes HSBC Bank Singapore Limited and The Hongkong and Shanghai Banking Corporation – Singapore branch. Liquidity and funding risk is monitored and controlled at country level in line with the local regulator’s approval.
5 In response to the requirement for an intermediate parent undertaking in line with EU Capital Requirements Directive (‘CRD V’), HSBC Continental Europe acquired control of HSBC Germany and HSBC Bank Malta on 30 November 2022. The averages for LCR and NSFR include the impact of the inclusion of the two entities from November 2022.
6    The LCR and NSFR ratios presented in the above table are based on average values. The LCR is the average of the preceding 12 months. The NSFR is the average of the preceding four quarters. Prior period numbers have been restated for consistency.
Consolidated liquidity metrics
Liquidity coverage ratio
At 30 June 2023, the average HQLA held at entity level amounted to $796bn (31 December 2022: $812bn), a decrease of $16bn. HSBC has maintained a revised approach to the application of the requirements under the EC Delegated Act and the PRA Rulebook. This approach was used to assess the limitations in the fungibility of entity liquidity around the Group and resulted in an adjustment of $165bn to LCR HQLA and $7bn to LCR inflows. The change in methodology was designed to better incorporate local regulatory restrictions on the transferability of liquidity.

	At1
	30 Jun	30 Jun	31 Dec
	2023	2022	2022
	$bn	$bn	$bn
High-quality liquid assets (in entities)	796	848	812
EC Delegated Act/PRA Rulebook adjustment[2]	(172)	(181)	(174)
Group LCR HQLA	631	676	647
Net outflows	478	500	491
Liquidity coverage ratio	132%	135%	132%
1    Group LCR numbers above are based on average month-end values of the preceding 12 months.
2    This includes adjustments made to high-quality liquidity assets and inflows in entities to reflect liquidity transfer restrictions.

Liquid assets
After the $165bn adjustment, the Group LCR HQLA of $631bn (31 December 2022: $647bn) was held in a range of asset classes and currencies. Of these, 97% were eligible as level 1 (31 December 2022: 97%).

HSBC Holdings plc	99

Risk

The following tables reflect the composition of the liquidity pool by asset type and currency at 30 June 2023:

Liquidity pool by asset type[1]
	Liquidity pool	Cash	Level 1[2]	Level 2[2]
	$bn	$bn	$bn	$bn
Cash and balance at central bank	321	321	—	—
Central and local government bonds	296	—	282	14
Regional government and public sector entities	2	—	2	—
International organisation and multilateral development banks	8	—	8	—
Covered bonds	3	—	1	2
Other	1	—	—	1
Total at 30 Jun 2023	631	321	293	17
Total at 31 Dec 2022	647	344	284	19
1    Group liquid assets numbers are based on average month-end values over the preceding 12 months.
2    As defined in EU and PRA regulation, level 1 assets means ‘assets of extremely high liquidity and credit quality’, and level 2 assets means ‘assets of high liquidity and credit quality’.

Liquidity pool by currency[1]
	$	£	€	HK$	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Liquidity pool at 30 Jun 2023	173	179	104	48	127	631
Liquidity pool at 31 Dec 2022	167	191	98	54	137	647
1 Group liquid assets numbers are based on average month-end values over the preceding 12 months.
Sources of funding
Our primary sources of funding are customer current accounts and savings deposits payable on demand or at short notice. We issue secured and unsecured wholesale securities to supplement customer deposits, meet regulatory obligations and to change the currency mix, maturity profile or location of our liabilities.
The following ‘Funding sources’ and ‘Funding uses’ tables provide a view of how our consolidated balance sheet is funded. In practice, all the principal operating entities are required to manage liquidity and funding risk on a stand-alone basis.
The tables analyse our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. Assets and liabilities that do not arise from operating activities are presented as a net balancing source or deployment of funds.
In 1H23, the level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed in liquid assets.

Funding sources
	At
	30 Jun	31 Dec
	2023	2022
	$m	$m
Customer accounts	1,595,769	1,570,303
Deposits by banks	68,709	66,722
Repurchase agreements – non-trading	170,110	127,747
Debt securities in issue	85,471	78,149
Cash collateral, margin and settlement accounts	104,521	88,476
Liabilities of disposal groups held for sale[1]	87,241	114,597
Subordinated liabilities	23,286	22,290
Financial liabilities designated at fair value	139,618	127,321
Insurance contract liabilities	115,756	108,816
Trading liabilities	81,228	72,353
– repos	16,727	16,254
– stock lending	3,890	3,541
– other trading liabilities	60,611	52,558
Total equity	191,651	185,197
Other balance sheet liabilities	378,116	387,315
	3,041,476	2,949,286

Funding uses
	At
	30 Jun	31 Dec
	2023	2022
	$m	$m
Loans and advances to customers	959,558	923,561
Loans and advances to banks	100,921	104,475
Reverse repurchase agreements – non-trading	258,056	253,754
Cash collateral, margin and settlement accounts	99,060	82,984
Assets held for sale[1]	95,480	115,919
Trading assets	255,387	218,093
– reverse repos	16,961	14,798
– stock borrowing	9,381	10,706
– other trading assets	229,045	192,589
Financial investments	407,933	364,726
Cash and balances with central banks	307,733	327,002
Other balance sheet assets	557,348	558,772
	3,041,476	2,949,286
1 ‘Liabilities of disposal groups held for sale’ includes $80bn and ‘Assets held for sale’ includes $87bn in respect of the planned sale of our banking business in Canada.

100	HSBC Holdings plc

Interest rate risk in the banking book in the first half of 2023

Net interest income sensitivity
The following tables set out the assessed impact to a hypothetical base case projection of our net interest income (‘NII’), excluding pensions, insurance and investment in subsidiaries, under the following scenarios:
–an immediate shock of 25 basis points (‘bps’) to the current market-implied path of interest rates across all currencies on 1 July 2023 (effects over one year and five years); and
–an immediate shock of 100bps to the current market-implied path of interest rates across all currencies on 1 July 2023 (effects over one year and five years).
The sensitivities shown represent a hypothetical simulation of the base case NII, assuming a static balance sheet (specifically no assumed migration from current account to term deposits), no management actions from Global Treasury and a simplified 50% pass-on assumption applied for material entities. This also incorporates the effect of interest rate behaviouralisation, hypothetical managed rate product pricing assumptions, prepayment of mortgages and deposit stability. The sensitivity calculations exclude pensions, insurance and investments in subsidiaries.
The NII sensitivity analysis performed in the case of a down-shock does not include floors to market rates, and it does not include floors on some wholesale assets and liabilities. However, floors have been maintained for deposits and loans to customers where this is contractual or where negative rates would not be applied.

As market and policy rates move, the degree to which these changes are passed on to customers will vary based on a number of factors, including the absolute level of market rates, regulatory and contractual frameworks, and competitive dynamics in particular markets. To aid comparability between markets, we have simplified the basis of preparation for our disclosure, and have used a 50% pass-on assumption for major entities on certain interest-bearing deposits. Our pass-through asset assumptions are largely in line with our contractual agreements or established market practice, which typically results in a significant portion of interest rate changes being passed on.
Immediate interest rate rises of 25bps and 100bps would increase projected NII for the 12 months to 30 June 2024 by $550m and $2,168m, respectively. Conversely, falls of 25bps and 100bps would decrease projected NII for the 12 months to 30 June 2024 by $615m and $2,604m, respectively.
The sensitivity of NII for 12 months decreased by $1,367m in the plus 100bps parallel shock and decreased by $1,365m in the minus 100bps parallel shock, comparing 30 June 2023 with 31 December 2022.
The decrease in the sensitivity of NII for 12 months in the minus 100bps parallel shock was mainly driven by management actions to stabilise NII, coupled with deposit migration and reduction in the net interest-bearing banking book.
The sensitivities broken down by currency in the tables below do not include the impact of vanilla FX swaps used to optimise cash management across the Group.

NII sensitivity to an instantaneous change in yield curves (12 months) – 1 year NII sensitivity by currency
			Currency
	US dollar	HK dollar	Sterling	Euro	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jul 2023 to Jun 2024 (based on balance sheet at 30 Jun 2023)
+25bps	(187)	125	140	147	325	550
-25bps	187	(132)	(173)	(165)	(332)	(615)
+100bps	(747)	471	575	596	1,273	2,168
-100bps	695	(556)	(703)	(657)	(1,383)	(2,604)
Change in Jan 2023 to Dec 2023 (based on balance sheet at 31 Dec 2022)
+25bps	(66)	107	245	167	431	884
-25bps	64	(115)	(289)	(194)	(439)	(973)
+100bps	(267)	413	1,026	674	1,689	3,535
-100bps	236	(476)	(1,177)	(765)	(1,787)	(3,969)

NII sensitivity to an instantaneous change in yield curves (5 years) – cumulative 5 years NII sensitivity by currency
			Currency
	US dollar	HK dollar	Sterling	Euro	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jul 2023 to Jun 2028 (based on balance sheet at 30 Jun 2023)
+25bps	(70)	804	1,816	900	2,130	5,580
-25bps	49	(911)	(1,851)	(918)	(2,194)	(5,825)
+100bps	(694)	3,059	7,320	3,605	8,337	21,627
-100bps	43	(4,800)	(7,444)	(3,755)	(8,991)	(24,947)
Change in Jan 2023 to Dec 2027 (based on balance sheet at 31 Dec 2022)
+25bps	192	668	2,315	924	2,500	6,599
-25bps	(282)	(688)	(2,336)	(1,044)	(2,498)	(6,848)
+100bps	673	2,401	9,254	3,764	9,765	25,857
-100bps	(1,522)	(3,004)	(9,454)	(4,173)	(10,317)	(28,470)

HSBC Holdings plc	101

Risk

NII sensitivity to an instantaneous change in yield curves (5 years) – NII sensitivity by years
	Year 1	Year 2	Year 3	Year 4	Year 5	Total
	$m	$m	$m	$m	$m	$m
Change in Jul 2023 to Jun 2028 (based on balance sheet at 30 Jun 2023)
+25bps	550	854	1,172	1,409	1,595	5,580
-25bps	(615)	(892)	(1,221)	(1,450)	(1,647)	(5,825)
+100bps	2,168	3,307	4,523	5,444	6,185	21,627
-100bps	(2,604)	(3,909)	(5,310)	(6,188)	(6,936)	(24,947)
Change in Jan 2023 to Dec 2027 (based on balance sheet at 31 Dec 2022)
+25bps	884	1,145	1,378	1,550	1,642	6,599
-25bps	(973)	(1,178)	(1,420)	(1,579)	(1,699)	(6,848)
+100bps	3,535	4,565	5,367	5,962	6,429	25,857
-100bps	(3,969)	(4,944)	(5,925)	(6,565)	(7,067)	(28,470)

Non-trading portfolios
Value at risk of the non-trading portfolios
Non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and wholesale banking assets and liabilities, financial investments measured at fair value through other comprehensive income or at amortised cost, and exposures arising from our insurance operations.
The VaR for non-trading activity was broadly unchanged at 30 June 2023, compared with 31 December 2022. This followed increases in the second half of 2022 that were primarily due to higher duration risk exposures in Global Treasury, as well as from more volatile interest rate tail scenarios.
Non-trading VaR includes non-trading financial instruments held in portfolios managed by Markets Treasury. The management of interest rate risk in the banking book is described further in ‘Net interest income sensitivity’ on page 95.
The Group non-trading VaR for the half-year to 30 June 2023 is shown in the following table.

Non-trading VaR, 99% 1 day
	Interest rate	Credit spread	Portfolio diversification[1]	Total
	$m	$m	$m	$m
Half-year to 30 Jun 2023	156.3	84.3	(66.6)	173.9
Average	134.8	69.0	(49.8)	153.9
Maximum	158.9	84.3		185.7
Minimum	108.8	55.2		127.0

Half-year to 30 Jun 2022	113.3	53.3	(45.7)	120.8
Average	148.4	61.9	(36.7)	173.7
Maximum	225.5	84.7		265.3
Minimum	109.2	50.3		119.1

Half-year to 31 Dec 2022	159.8	56.6	(45.3)	171.1
Average	121.2	52.1	(35.1)	138.2
Maximum	159.8	59.1		183.7
Minimum	98.3	43.4		106.3
1    When VaR is calculated at a portfolio level, natural offsets in risk can occur when compared with aggregating VaR at the asset class level. This difference is called portfolio diversification. The asset class VaR maxima and minima reported in the table occurred on different dates within the reporting period. For this reason, we do not report an implied portfolio diversification measure between the maximum (minimum) asset class VaR measures and the maximum (minimum) total VaR measures in this table.
Non-trading VaR excludes equity risk on securities held at fair value, non-trading book foreign exchange risk and the risks managed in HSBC Holdings arising from long-term capital issuance.
HSBC’s management of market risk in the non-trading book is described in the ‘Treasury risk’ section on page 93.

For disclosure of the stressed value at risk of the Markets Treasury hold-to-collect-and-sell portfolio, see page 95. This portfolio of financial instruments is measured at fair value through other comprehensive income and is included in the non-trading VaR above. The stressed VaR quantitative disclosure provides the discrete potential capital impact from this portfolio.

102	HSBC Holdings plc

Market risk
Overview
Market risk is the risk of adverse financial impact on trading activities arising from changes in market parameters such as interest rates, foreign exchange rates, asset prices, volatilities, correlations and credit spreads. Exposure to market risk is separated into two portfolios: trading portfolios and non-trading portfolios.
Market risk in the first half of 2023
There were no material changes to the policies and practices for the management of market risk in the first half of 2023.
A summary of our current policies and practices for the management of market risk is set out in ‘Market risk management’ on page 218 of the Annual Report and Accounts 2022.
During the first half of 2023, global financial markets continued to be driven by the inflation outlook, expectations of monetary policy tightening and recession risks, coupled with banking distress during March and negotiations over the US debt ceiling in May. Major central banks maintained their restrictive monetary policies throughout 1H23, while falling headline inflation in the US led the Federal Reserve Board (‘FRB‘) to signal that it may be approaching the end of its tightening cycle. Short-term yields in key interest rate markets rose during 2Q23, after falling rapidly in the wake of the banking crisis in March. Sentiment in global equity markets was driven by resilient corporate earnings and changes in the monetary policy outlook. Main US indices reached their highest in over one year in 2Q23, with large gains in the technology sector and relatively subdued volatility. In foreign exchange markets, the US dollar fluctuated against most other major currencies, in response to FRB monetary policy and due to movements in the bond markets. Investor sentiment remained mostly resilient in credit markets. High-yield and investment-grade credit spreads tended to narrow as the banking sector stabilised and likelihood of a US debt downgrade receded.
We continued to manage market risk prudently in the first half of 2023. Sensitivity exposures and VaR remained mostly within appetite as the business pursued its core market-making activity in support of our customers. Market risk was managed using a complementary set of risk measures and limits, including stress testing and scenario analysis.

Trading portfolios
Value at risk of the trading portfolios
Trading VaR was predominantly generated by Markets and Securities Services. Trading VaR at 30 June 2023 increased compared with 31 December 2022. The VaR increase peaked in June 2023 and was mainly driven by:
–interest rate risk exposures in currencies held across the Fixed Income and Foreign Exchange business lines to facilitate client-driven activity; and
–the effects of relatively large short-term interest rate shocks for key currencies which are captured in the VaR scenario window.
The Group trading VaR for the half-year is shown in the table below.

Trading VaR, 99% 1 day
	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[1]	Total
	$m	$m	$m	$m	$m	$m
Half-year to 30 Jun 2023	18.9	64.9	23.5	16.1	(55.6)	67.8
Average	16.7	51.9	17.5	11.1	(41.5)	55.7
Maximum	23.5	74.8	23.5	16.1		82.4
Minimum	10.6	33.9	14.9	7.7		42.2

Half-year to 30 Jun 2022	11.3	26.8	14.6	16.1	(32.5)	36.3
Average	14.2	26.3	14.5	19.1	(35.1)	39.1
Maximum	29.2	33.9	19.2	27.9		55.6
Minimum	5.7	20.3	11.5	12.0		29.1

Half-year to 31 Dec 2022	15.4	40.0	18.6	11.9	(36.4)	49.5
Average	13.0	32.7	17.7	14.6	(33.1)	45.0
Maximum	18.3	73.3	24.8	23.9		78.3
Minimum	9.1	20.2	13.9	9.1		34.0
1    When VaR is calculated at a portfolio level, natural offsets in risk can occur when compared with aggregating VaR at the asset class level. This difference is called portfolio diversification. The asset class VaR maxima and minima reported in the table occurred on different dates within the reporting period. For this reason, we do not report an implied portfolio diversification measure between the maximum (minimum) asset class VaR measures and the maximum (minimum) total VaR measures in this table.

HSBC Holdings plc	103

Risk

The table below shows trading VaR at a 99% confidence level compared with trading VaR at a 95% confidence level at 30 June 2023.
This comparison facilitates the benchmarking of the trading VaR, which can be stated at different confidence levels, with financial institution peers. The 95% VaR is unaudited.

Comparison of trading VaR, 99% 1 day vs trading VaR, 95% 1 day
	Trading VaR, 99% 1 day	Trading VaR, 95% 1 day
	$m	$m
Half-year to 30 Jun 2023	67.8	44.5
Average	55.7	34.5
Maximum	82.4	47.8
Minimum	42.2	26.2

Half-year to 30 Jun 2022	36.3	21.1
Average	39.1	22.1
Maximum	55.6	28.4
Minimum	29.1	17.5

Half-year to 31 Dec 2022	49.5	31.7
Average	45.0	27.1
Maximum	78.3	49.0
Minimum	34.0	20.1

Back-testing
We routinely validate the accuracy of our VaR models by back-testing the VaR metric against both actual and hypothetical profit and loss. Hypothetical profit and loss excludes non-modelled items such as fees, commissions and revenue related to intra-day transactions. The hypothetical profit and loss reflects the profit and loss that would be realised if positions were maintained and held constant from the end of one trading day to the end of the next. This measure of profit and loss does not align with how risk is dynamically hedged and is not, therefore, necessarily indicative of the actual performance of the business.
The number of hypothetical loss back-testing exceptions, together with a number of other indicators, is used to assess model performance and to consider whether enhanced internal monitoring or recalibration of the VaR model is required. We back-test our VaR at set levels of our Group entity hierarchy.
During the first half of 2023, the Group experienced no loss back-testing exceptions against actual and hypothetical profit and losses.

Insurance manufacturing operations risk
Overview
The key risks for our insurance manufacturing operations are market risks, in particular interest rate, growth asset and credit risks, as well as insurance underwriting and operational risks. Liquidity risk, while significant for other parts of the Group, is relatively minor for our insurance operations.
Insurance manufacturing operations risk in the first half of 2023
There have been no material changes to the policies and practices for the management of risks arising in our insurance operations described in the Annual Report and Accounts 2022.
A summary of our policies and practices regarding the risk management of insurance operations, our insurance model and the main contracts we manufacture is provided on page 233 of the Annual Report and Accounts 2022.
The risk profile of our insurance manufacturing operations are assessed in the Group’s ICAAP based on their financial capacity to support the risks to which they are exposed.
Capital adequacy is assessed on both the Group’s economic capital basis, and the relevant local insurance regulatory basis. The Group’s economic capital basis is largely aligned to European Solvency II regulations, other than in Asia where it is based on the draft Hong Kong risk-based capital regulations. Risk appetite buffers are set to ensure that the operations are able to remain solvent on both bases, allowing for business-as-usual volatility and extreme but plausible stress events. In addition, the insurance manufacturing operations manage their market, liquidity, credit, underwriting and non-financial risk exposures to Board-approved risk appetite limits. Overall, at 30 June 2023, the majority of the capital and financial risk positions of our insurance operations were within risk appetite. We continue to monitor these risks closely in the current volatile economic climate.

104	HSBC Holdings plc

The following table shows the composition of assets and liabilities by contract type.

Balance sheet of insurance manufacturing subsidiaries by type of contract
	Life direct participating and investment DPF contracts	Life other[1]	Other contracts[2]	Shareholder assets and liabilities	Total
	$m	$m	$m	$m	$m
Financial assets	109,737	4,245	5,734	7,204	126,920
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	95,693	3,915	4,137	1,202	104,947
– derivatives	272	6	—	7	285
– financial investments – at amortised cost	1,296	87	1,200	4,338	6,921
– financial assets at fair value through other comprehensive income	9,099	—	3	621	9,723
– other financial assets	3,377	237	394	1,036	5,044
Insurance contract assets	5	174	—	—	179
Reinsurance contract assets	—	4,928	—	—	4,928
Other assets and investment properties	2,717	67	31	1,394	4,209
Total assets at 30 Jun 2023	112,459	9,414	5,765	8,598	136,236
Liabilities under investment contracts designated at fair value	—	—	5,131	—	5,131
Insurance contract liabilities	111,427	3,868	—	—	115,295
Reinsurance contract liabilities	—	780	—	—	780
Deferred tax	24	8	—	1	33
Other liabilities	—	—	—	7,336	7,336
Total liabilities	111,451	4,656	5,131	7,337	128,575
Total equity	—	—	—	7,661	7,661
Total liabilities and equity at 30 Jun 2023	111,451	4,656	5,131	14,998	136,236

Financial assets	102,539	4,398	6,543	7,109	120,589
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	89,671	3,749	4,916	1,088	99,424
– derivatives	432	9	21	15	477
– financial investments – at amortised cost	981	165	1,221	4,660	7,027
– financial assets at fair value through other comprehensive income	9,030	—	—	569	9,599
– other financial assets	2,425	475	385	777	4,062
Insurance contract assets	4	130	—	—	134
Reinsurance contract assets	—	4,413	—	—	4,413
Other assets and investment properties	2,443	60	30	1,666	4,199
Total assets at 31 Dec 2022	104,986	9,001	6,573	8,775	129,335
Liabilities under investment contracts designated at fair value	—	—	5,374	—	5,374
Insurance contract liabilities	104,662	3,766	—	—	108,428
Reinsurance contract liabilities	—	748	—	—	748
Deferred tax	23	—	—	2	25
Other liabilities	—	—	—	7,524	7,524
Total liabilities	104,685	4,514	5,374	7,526	122,099
Total equity	—	—	—	7,236	7,236
Total liabilities and equity at 31 Dec 2022~~3~~	104,685	4,514	5,374	14,762	129,335
1    ‘Life other’ mainly includes protection insurance contracts as well as reinsurance contracts. The reinsurance contracts primarily provide diversification benefits over the life participating and investment discretionary participation feature ('DPF') contracts.
2    ‘Other contracts’ includes investment contracts for which HSBC does not bear significant insurance risk.
3    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

HSBC Holdings plc	105

Interim condensed financial statements (unaudited)

Interim condensed financial statements

Contents

106	Consolidated income statement
107	Consolidated statement of comprehensive income
108	Consolidated balance sheet
109	Consolidated statement of changes in equity
112	Consolidated statement of cash flows

Consolidated income statement
		Half-year to1
		30 Jun	30 Jun
		2023	2022
	Notes*	$m	$m
Net interest income		18,264	13,385
– interest income		46,955	19,788
– interest expense		(28,691)	(6,403)
Net fee income	2	6,085	6,228
– fee income		7,947	7,913
– fee expense		(1,862)	(1,685)
Net income from financial instruments held for trading or managed on a fair value basis		8,112	4,856
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		4,304	(11,849)
Insurance finance income/(expense)		(4,234)	11,773
Insurance service result		524	370
– insurance revenue		1,104	980
– insurance service expense		(580)	(610)
Gain on acquisitions[2]	15	1,507	—
Reversal of impairment loss relating to the planned sale of our retail banking operations in France[3]	15	2,130	—
Other operating income		184	(218)
Net operating income before change in expected credit losses and other credit impairment charges[4]		36,876	24,545
Change in expected credit losses and other credit impairment charges		(1,345)	(1,087)
Net operating income		35,531	23,458
Employee compensation and benefits		(8,954)	(8,896)
General and administrative expenses		(4,912)	(5,337)
Depreciation and impairment of property, plant and equipment and right-of-use assets		(782)	(1,072)
Amortisation and impairment of intangible assets		(809)	(822)
Total operating expenses		(15,457)	(16,127)
Operating profit		20,074	7,331
Share of profit in associates and joint ventures		1,583	1,449
Profit before tax		21,657	8,780
Tax (charge)/credit		(3,586)	151
Profit for the period		18,071	8,931
Attributable to:
– ordinary shareholders of the parent company		16,966	7,966
– other equity holders		542	626
– non-controlling interests		563	339
Profit for the period		18,071	8,931
		$	$
Basic earnings per ordinary share	4	0.86	0.40
Diluted earnings per ordinary share	4	0.86	0.40

1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2    Provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3    Reversal of the $2.1bn impairment loss relating to the planned sale of our retail banking operations in France, which is no longer classified as held for sale.
4 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
*    For Notes on the interim condensed financial statements, see page 113.

106	HSBC Holdings plc

Consolidated statement of comprehensive income
	Half-year to1
	30 Jun	30 Jun
	2023	2022
	$m	$m
Profit for the period	18,071	8,931
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	549	(6,246)
– fair value gains/(losses)	804	(8,120)
– fair value gains transferred to the income statement on disposal	(63)	(52)
– expected credit (recoveries)/losses recognised in the income statement	(3)	17
– income taxes	(189)	1,909
Cash flow hedges	(1,062)	(2,063)
– fair value losses	(1,700)	(1,646)
– fair value (gains)/losses reclassified to the income statement	227	(1,127)
– income taxes and other movements	411	710
Share of other comprehensive income/(expense) of associates and joint ventures	101	(142)
– share for the period	101	(142)
Net finance income/(expense) from insurance contracts[2]	(101)	1,360
– before income taxes	(136)	1,833
– income taxes	35	(473)
Exchange differences	(347)	(8,382)
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	1	—
Remeasurement of defined benefit asset/(liability)	(112)	95
– before income taxes	(105)	(132)
– income taxes	(7)	227
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(653)	2,263
– before income taxes	(867)	3,030
– income taxes	214	(767)
Equity instruments designated at fair value through other comprehensive income	7	158
– fair value gains	7	158
Effects of hyperinflation	578	428
Other comprehensive expense for the period, net of tax	(1,039)	(12,529)
Total comprehensive income/(expense) for the period	17,032	(3,598)
Attributable to:
– ordinary shareholders of the parent company	15,986	(4,405)
– other equity holders	542	626
– non-controlling interests	504	181
Total comprehensive income/(expense) for the period	17,032	(3,598)
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2    Net finance income/(expense) from insurance contracts in other comprehensive income is the amount that offsets the effective interest rate and expected credit losses on supporting assets that have been designated at fair value through other comprehensive income. In the first half of 2023, movements in net finance income/(expense) from insurance contracts of $(101)m (1H22: $1,360m) was booked, and offsetting fair value through other comprehensive income (‘OCI‘) movements on supporting assets of $108m was recorded (1H22: ($1,439m)).

HSBC Holdings plc	107

Interim condensed financial statements (unaudited)

Consolidated balance sheet
		At1
		30 Jun	31 Dec
		2023	2022
	Notes*	$m	$m
Assets
Cash and balances at central banks		307,733	327,002
Items in the course of collection from other banks		10,649	7,297
Hong Kong Government certificates of indebtedness		42,407	43,787
Trading assets		255,387	218,093
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss		104,303	100,101
Derivatives	8	272,595	284,159
Loans and advances to banks		100,921	104,475
Loans and advances to customers		959,558	923,561
Reverse repurchase agreements – non-trading		258,056	253,754
Financial investments	9	407,933	364,726
Assets held for sale		95,480	115,919
Prepayments, accrued income and other assets		175,473	156,149
Current tax assets		1,262	1,230
Interests in associates and joint ventures	10	29,546	29,254
Goodwill and intangible assets		11,925	11,419
Deferred tax assets		8,248	8,360
Total assets		3,041,476	2,949,286
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation		42,407	43,787
Deposits by banks		68,709	66,722
Customer accounts		1,595,769	1,570,303
Repurchase agreements – non-trading		170,110	127,747
Items in the course of transmission to other banks		10,776	7,864
Trading liabilities		81,228	72,353
Financial liabilities designated at fair value		139,618	127,321
Derivatives	8	269,560	285,762
Debt securities in issue		85,471	78,149
Liabilities of disposal groups held for sale		87,241	114,597
Accruals, deferred income and other liabilities		155,275	134,313
Current tax liabilities		1,921	1,135
Insurance contract liabilities		115,756	108,816
Provisions	11	1,722	1,958
Deferred tax liabilities		976	972
Subordinated liabilities		23,286	22,290
Total liabilities		2,849,825	2,764,089
Equity
Called up share capital		10,073	10,147
Share premium account		14,737	14,664
Other equity instruments		19,392	19,746
Other reserves		(9,935)	(9,133)
Retained earnings		149,903	142,409
Total shareholders’ equity		184,170	177,833
Non-controlling interests		7,481	7,364
Total equity		191,651	185,197
Total liabilities and equity		3,041,476	2,949,286
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
*    For Notes on the interim condensed financial statements, see page 113.

108	HSBC Holdings plc

Consolidated statement of changes in equity

				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insura-nce finance reserve[1]	Total share-holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	24,811	19,746	142,409	(7,038)	(3,808)	(32,575)	33,209	1,079	177,833	7,364	185,197
Profit for the period	—	—	17,508	—	—	—	—	—	17,508	563	18,071
Other comprehensive income (net of tax)	—	—	(92)	560	(1,077)	(271)	1	(101)	(980)	(59)	(1,039)
– debt instruments at fair value through other comprehensive income	—	—	—	546	—	—	—	—	546	3	549
– equity instruments designated at fair value through other comprehensive income	—	—	—	14	—	—	—	—	14	(7)	7
– cash flow hedges	—	—	—	—	(1,077)	—	—	—	(1,077)	15	(1,062)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	(654)	—	—	—	—	—	(654)	1	(653)
– property revaluation	—	—	—	—	—	—	1	—	1	—	1
– remeasurement of defined benefit asset/liability	—	—	(117)	—	—	—	—	—	(117)	5	(112)
– share of other comprehensive income of associates and joint ventures	—	—	101	—	—	—	—	—	101	—	101
– effects of hyperinflation	—	—	578	—	—	—	—	—	578	—	578
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	—	(101)	(101)	—	(101)
– exchange differences	—	—	—	—	—	(271)	—	—	(271)	(76)	(347)
Total comprehensive income for the period	—	—	17,416	560	(1,077)	(271)	1	(101)	16,528	504	17,032
Shares issued under employee remuneration and share plans	78	—	(78)	—	—	—	—	—	—	—	—
Capital securities issued[2]	—	1,996	—	—	—	—	—	—	1,996	—	1,996
Dividends to shareholders	—	—	(7,133)	—	—	—	—	—	(7,133)	(375)	(7,508)
Redemption of securities[3]	—	(2,350)	—	—	—	—	—	—	(2,350)	—	(2,350)
Cost of share-based payment arrangements	—	—	228	—	—	—	—	—	228	—	228
Share buy-back[4]	—	—	(2,007)	—	—	—	—	—	(2,007)	—	(2,007)
Cancellation of shares	(79)	—	—	—	—	—	79	—	—	—	—
Other movements[5]	—	—	(932)	6	—	—	1	—	(925)	(12)	(937)
At 30 Jun 2023	24,810	19,392	149,903	(6,472)	(4,885)	(32,846)	33,290	978	184,170	7,481	191,651

HSBC Holdings plc	109

Interim condensed financial statements (unaudited)

Consolidated statement of changes in equity (continued)
				Other reserves
	Called up share capital and share premium	Other equity instru- ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve[1]	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2021 (IFRS 4)	24,918	22,414	144,458	(634)	(197)	(22,769)	30,060	—	198,250	8,527	206,777
Impact on transition to IFRS 17[6]	—	—	(9,222)	683	—	—	—	(696)	(9,235)	(1,224)	(10,459)
At 1 Jan 2022	24,918	22,414	135,236	49	(197)	(22,769)	30,060	(696)	189,015	7,303	196,318
Profit for the period	—	—	8,592	—	—	—	—	—	8,592	339	8,931
Other comprehensive income (net of tax)	—	—	2,647	(6,062)	(2,035)	(8,282)	—	1,360	(12,372)	(157)	(12,529)
– debt instruments at fair value through other comprehensive income	—	—	—	(6,183)	—	—	—	—	(6,183)	(63)	(6,246)
– equity instruments designated at fair value through other comprehensive income	—	—	—	121	—	—	—	—	121	37	158
– cash flow hedges	—	—	—	—	(2,035)	—	—	—	(2,035)	(28)	(2,063)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	2,263	—	—	—	—	—	2,263	—	2,263
– remeasurement of defined benefit asset/liability	—	—	98	—	—	—	—	—	98	(3)	95
– share of other comprehensive income of associates and joint ventures	—	—	(142)	—	—	—	—	—	(142)	—	(142)
– effects of hyperinflation	—	—	428	—	—	—	—	—	428	—	428
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	—	1,360	1,360	—	1,360
– exchange differences	—	—	—	—	—	(8,282)	—	—	(8,282)	(100)	(8,382)
Total comprehensive income for the period	—	—	11,240	(6,062)	(2,035)	(8,282)	—	1,360	(3,779)	181	(3,598)
Shares issued under employee remuneration and share plans	65	—	(65)	—	—	—	—	—	—	—	—
Dividends to shareholders	—	—	(4,202)	—	—	—	—	—	(4,202)	(295)	(4,497)
Redemption of securities[3]	—	(723)	—	—	—	—	—	—	(723)	—	(723)
Cost of share-based payment arrangements	—	—	177	—	—	—	—	—	177	—	177
Share buy-back[4]	—	—	(1,000)	—	—	—	—	—	(1,000)	—	(1,000)
Cancellation of shares	(133)	—	—	—	—	—	133	—	—	—	—
Other movements	—	—	(525)	2	—	—	11	—	(512)	(60)	(572)
At 30 Jun 2022	24,850	21,691	140,860	(6,011)	(2,232)	(31,051)	30,204	664	178,975	7,130	186,105

110	HSBC Holdings plc

Consolidated statement of changes in equity (continued)
				Other reserves
	Called up share capital and share premium	Other equity instru- ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insura-nce finance reserve[1]	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2022	24,850	21,691	140,860	(6,011)	(2,232)	(31,051)	30,204	664	178,975	7,130	186,105
Profit for the period	—	—	6,967	—	—	—	—	—	6,967	351	7,318
Other comprehensive income (net of tax)	—	—	(1,244)	(1,027)	(1,578)	(1,524)	174	415	(4,784)	71	(4,713)
– debt instruments at fair value through other comprehensive income	—	—	—	(998)	—	—	—	—	(998)	12	(986)
– equity instruments designated at fair value through other comprehensive income	—	—	—	(29)	—	—	—	—	(29)	(22)	(51)
– cash flow hedges	—	—	—	—	(1,578)	—	—	—	(1,578)	(14)	(1,592)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	(341)	—	—	—	—	—	(341)	—	(341)
– property revaluation	—	—	—	—	—	—	174	—	174	106	280
– remeasurement of defined benefit asset/liability	—	—	(1,127)	—	—	—	—	—	(1,127)	1	(1,126)
– share of other comprehensive income of associates and joint ventures	—	—	(225)	—	—	—	—	—	(225)	—	(225)
– effects of hyperinflation	—	—	449	—	—	—	—	—	449	—	449
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	—	415	415	—	415
– exchange differences	—	—	—	—	—	(1,524)	—	—	(1,524)	(12)	(1,536)
Total comprehensive income for the period	—	—	5,723	(1,027)	(1,578)	(1,524)	174	415	2,183	423	2,606
Shares issued under employee remuneration and share plans	2	—	(2)	—	—	—	—	—	—	—	—
Dividends to shareholders	—	—	(2,342)	—	—	—	—	—	(2,342)	(131)	(2,473)
Redemption of securities[3]	—	(1,945)	402	—	—	—	—	—	(1,543)	—	(1,543)
Cost of share-based payment arrangements	—	—	223	—	—	—	—	—	223	—	223
Transfers[7]	—	—	(2,499)	—	—	—	2,499	—	—	—	—
Cancellation of shares	(41)	—	—	—	—	—	41	—	—	—	—
Other movements	—	—	44	—	2	—	291	—	337	(57)	280
At 31 Dec 2022	24,811	19,746	142,409	(7,038)	(3,808)	(32,575)	33,209	1,079	177,833	7,364	185,197
1    The insurance finance reserve reflects the unwinding of the discount rate on insurance liabilities for which the OCI option has been elected for our insurance business in France. It is recorded after excluding the amount that offsets the effective interest rate and expected credit losses on supporting assets that have been designated at fair value through other comprehensive income.
2    During 2023, HSBC Holdings issued $2,000m of contingent convertible securities on which there were $4m of external issue costs.
3    During 2023, HSBC Holdings redeemed $2,350m contingent convertible securities. In 2022, HSBC Holdings redeemed €1,500m 5.250% and SGD1,000m 5.875% contingent convertible securities.
4    In February 2022 HSBC announced a share buy-back of up to $1.0bn, which concluded in July 2022. Additionally, in May 2023, HSBC Holdings announced a share buy-back of up to $2.0bn.
5 Includes a payment of $749m (1H22: $435m) to the HSBC Holdings Employee Benefit Trust 2001 (No. 2) to purchase shares in order to settle liabilities on Group share plans.
6 The impact of IFRS 17 on previously reported total equity was $(10,585)m at 30 June 2022 and $(10,831)m at 31 December 2022.
7    Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired. In 2022, part-reversals of these impairments resulted in transfers from retained earnings back to the merger reserve of $2,499m.

HSBC Holdings plc	111

Interim condensed financial statements (unaudited)

Consolidated statement of cash flows
	Half-year to1
	30 Jun	30 Jun
	2023	2022
	$m	$m
Profit before tax	21,657	8,780
Adjustments for non-cash items:
Depreciation, amortisation and impairment	1,591	1,894
Net loss/(gain) from investing activities	(41)	173
Share of profits in associates and joint ventures	(1,583)	(1,449)
(Gain)/loss on disposal of subsidiaries, businesses, associates and joint ventures	(3,604)	(71)
Change in expected credit losses gross of recoveries and other credit impairment charges	1,482	1,242
Provisions including pensions	148	201
Share-based payment expense	228	177
Other non-cash items included in profit before tax	(1,661)	82
Elimination of exchange differences[2]	(6,558)	48,921
Change in operating assets	(52,745)	19,713
Change in operating liabilities	72,836	(35,752)
Dividends received from associates	124	60
Contributions paid to defined benefit plans	(87)	(102)
Tax paid	(1,664)	(1,264)
Net cash from operating activities	30,123	42,605
Purchase of financial investments	(298,182)	(265,427)
Proceeds from the sale and maturity of financial investments	263,838	247,517
Net cash flows from the purchase and sale of property, plant and equipment	(329)	(589)
Net cash flows from purchase/(disposal) of customer deposits and loan portfolios	—	(3,756)
Net investment in intangible assets	(1,123)	(1,240)
Net cash flow on (acquisition)/disposal of subsidiaries, businesses, associates and joint ventures[3]	1,228	(525)
Net cash from investing activities	(34,568)	(24,020)
Issue of ordinary share capital and other equity instruments	1,996	—
Cancellation of shares	(1,273)	(1,840)
Net sales/(purchases) of own shares for market-making and investment purposes	(823)	(443)
Net cash flow from change in stakes of subsidiaries	—	(197)
Redemption of preference shares and other equity instruments	(2,350)	(723)
Subordinated loan capital issued	2,744	2,659
Subordinated loan capital repaid	(1,044)	(11)
Dividends paid to shareholders of the parent company and non-controlling interests	(7,508)	(4,497)
Net cash from financing activities	(8,258)	(5,052)
Net increase in cash and cash equivalents	(12,703)	13,533
Cash and cash equivalents at the beginning of the period	521,671	574,032
Exchange differences in respect of cash and cash equivalents	8,565	(40,243)
Cash and cash equivalents at the end of the period[4]	517,533	547,322
Interest received was $46,817m (1H22: $20,957m), interest paid was $29,222m (1H22: $7,146m) and dividends received (excluding dividends received from associates, which are presented separately above) were $751m (1H22: $800m).
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2    Adjustments to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
3    The ‘Net cash flow on (acquisition)/disposal of subsidiaries, businesses, associates and joint ventures’ includes $1.2bn of net cash inflow on acquisition of Silicon Valley Bank UK Limited in March 2023.
4 Includes $7.5bn (1H22: $1.7bn) of cash and cash equivalents classified as held for sale.

112	HSBC Holdings plc

Notes on the interim condensed financial statements

Contents
113	1	Basis of preparation and material accounting policies	129	11	Provisions
115	2	Net fee income	130	12	Contingent liabilities, contractual commitments and guarantees
115	3	Dividends	130	13	Legal proceedings and regulatory matters
116	4	Earnings per share	132	14	Transactions with related parties
116	5	Segmental analysis	133	15	Assets held for sale, liabilities of disposal groups held for sale and business acquisitions
119	6	Fair values of financial instruments carried at fair value
124	7	Fair values of financial instruments not carried at fair value	135	16	Effects of adoption of IFRS 17
125	8	Derivatives	138	17	Events after the balance sheet date
126	9	Financial investments	138	18	Interim Report 2023 and statutory accounts
126	10	Interests in associates and joint ventures

1	Basis of preparation and material accounting policies

(a) Compliance with International Financial Reporting Standards
Our interim condensed consolidated financial statements have been prepared on the basis of the policies set out in the 2022 annual financial statements, except for those relating to IFRS 17 ‘Insurance Contracts’ and amendments to IAS 12 ‘Income Taxes’ as set out below. They have also been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the UK, IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC’s financial position and performance since the end of 2022.
These financial statements should be read in conjunction with the Annual Report and Accounts 2022, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements were also prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee. These financial statements should be read in conjunction with the information about the application of IFRS 17 ‘Insurance Contracts’ as set out below and the new policies for insurance contracts as described on pages 7 to 9 of our Report on Transition to IFRS 17 ‘Insurance Contracts’ issued on 2 May 2023.
At 30 June 2023, there were no IFRSs effective for the half-year to 30 June 2023 affecting these financial statements that were not approved for adoption in the UK by the UK Endorsement Board. With the exception of amendments to IAS 12 ‘International Tax Reform – Pillar Two Model Rules’, which is expected to be endorsed by the EU in the second half of 2023, there was no difference between IFRSs adopted by the UK, IFRSs as adopted by the EU, and IFRSs issued by the IASB in terms of their application to HSBC.
Standards applied during the half-year to 30 June 2023
IFRS 17 ‘Insurance Contracts’
On 1 January 2023, the Group adopted the requirements of IFRS 17 ‘Insurance Contracts’ retrospectively with comparatives restated from the transition date, 1 January 2022. At transition, the Group’s total equity reduced by $10,459m.
On adoption of IFRS 17, balances based on IFRS 4, including the present value of in-force long-term insurance business (‘PVIF’) asset in relation to the upfront recognition of future profits of in-force insurance contracts, were derecognised. Insurance contract liabilities have been remeasured under IFRS 17 based on groups of insurance contracts, which include the fulfilment cash flows comprising the best estimate of the present value of the future cash flows (for example premiums and payouts for claims, benefits, and expenses), together with a risk adjustment for non-financial risk, as well as the contractual service margin (‘CSM’). The CSM represents the unearned profits that will be released and systematically recognised in insurance revenue as services are provided over the expected coverage period.
In addition, the Group has made use of the option under the standard to re-designate certain eligible financial assets held to support insurance contract liabilities, which were predominantly measured at amortised cost, as financial assets measured at fair value through profit or loss, with comparatives restated from the transition date.

HSBC Holdings plc	113

Notes on the interim condensed financial statements (unaudited)

The key differences between IFRS 4 and IFRS 17 are summarised in the following table:

	IFRS 4	IFRS 17
Balance sheet
–Insurance contract liabilities for non-linked life insurance contracts are calculated by local actuarial principles. Liabilities under unit-linked life insurance contracts are at least equivalent to the surrender or transfer value, by reference to the value of the relevant underlying funds or indices. Grouping requirements follow local regulations.
–An intangible asset for the PVIF is recognised, representing the upfront recognition of future profits associated with in-force insurance contracts.

–Insurance contract liabilities are measured for groups of insurance contracts at current value, comprising the fulfilment cash flows and the CSM.
–The fulfilment cash flows comprise the best estimate of the present value of the future cash flows, together with a risk adjustment for non-financial risk.
–The CSM represents the unearned profit.

Profit emergence/ recognition
–The value of new business is reported as revenue on Day 1 as an increase in PVIF.
–The impact of the majority of assumption changes is recognised immediately in the income statement.
–Variances between actual and expected cash flows are recognised in the period they arise.

–The CSM is systematically recognised in revenue as services are provided over the expected coverage period of the group of contracts (i.e. no Day 1 profit).
–Contracts are measured using the general measurement model (‘GMM’) or the variable fee approach (‘VFA’) model for insurance contracts with direct participation features upon meeting the eligibility criteria. Under the VFA model, the Group’s share of the investment experience and assumption changes are absorbed by the CSM and released over time to profit or loss. For contracts measured under GMM, the Group’s share of the investment volatility is recorded in profit or loss as it arises.
–Losses from onerous contracts are recognised in the income statement immediately.

Investment return assumptions (discount rate)	–PVIF is calculated based on long-term investment return assumptions based on assets held. It therefore includes investment margins expected to be earned in future.
–Under the market consistent approach, expected future investment spreads are not included in the investment return assumption. Instead, the discount rate includes an illiquidity premium that reflects the nature of the associated insurance contract liabilities.

Expenses
–Total expenses to acquire and maintain the contract over its lifetime are included in the PVIF calculation.
–Expenses are recognised across operating expenses and fee expense as incurred and the allowances for those costs released from the PVIF simultaneously.

–Projected lifetime expenses that are directly attributable costs are included in the insurance contract liabilities and recognised in the insurance service result.
–Non-attributable costs are reported in operating expenses.

Transition
In applying IFRS 17 for insurance contracts retrospectively, the full retrospective approach (‘FRA’) has been used unless it has been impracticable. When the FRA is impracticable such as when there is a lack of sufficient and reliable data, an entity has an accounting policy choice to use either the modified retrospective approach (‘MRA’) or the fair value approach (‘FVA’). The Group has applied the FRA for new business from 2018 at the earliest, subject to practicability, and the FVA for the majority of contracts for which the FRA is impracticable.
Under the FVA, the valuation of insurance liabilities on transition is based on the applicable requirements of IFRS 13 ‘Fair Value Measurement’. This requires consideration of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The CSM is calculated as the difference between what a market participant would demand for assuming the unexpired risk associated with insurance contracts, including required profit, and the fulfilment cash flows that are determined using IFRS 17 principles.
In determining the fair value, the Group considered the estimated profit margin that a market participant would demand in return for assuming the insurance liabilities with the consideration of the level of capital that a market participant would be required to hold, and the discount rate with an allowance for an illiquidity premium that takes into account the level of ‘matching’ between the Group’s assets and related liabilities. These assumptions were set taking into account the assumptions that a hypothetical market participant operating in each local jurisdiction would consider.
Amendments to IAS 12 ‘International Tax Reform – Pillar Two Model Rules’
On 23 May 2023, the IASB issued amendments to IAS 12 ‘International Tax Reform – Pillar Two Model Rules’, which became effective immediately and were approved for adoption by all members of the UK Endorsement Board on 19 July 2023. On 20 June 2023, legislation was substantively enacted in the UK to introduce the OECD’s Pillar Two global minimum tax rules and a UK qualified domestic minimum top-up tax, with effect from 1 January 2024. The Group has applied the IAS 12 exception from recognising and disclosing information on associated deferred tax assets and liabilities. As noted above, the EU has not yet endorsed these IAS 12 amendments but is expected to do so in the second half of 2023.
There were no other new standards or amendments to standards that had an effect on these interim condensed financial statements.
(b)    Use of estimates and judgements
Management believes that the critical accounting estimates and judgements applicable to the Group are those that relate to impairment of amortised cost and FVOCI debt financial assets, the valuation of financial instruments, deferred tax assets, provisions, interests in associates, impairment of goodwill and non-financial assets, post-employment benefit plans, and non-current assets and disposal groups held for sale.
There were no material changes in the current period to any of the critical accounting estimates and judgements disclosed in 2022, which are stated on pages 99 and 337 to 347 of the Annual Report and Accounts 2022.

(c)    Composition of the Group
There were no material changes in the composition of the Group in the half-year to 30 June 2023. For further details of future business acquisitions and disposals, see Note 15 ‘Assets held for sale, liabilities of disposal groups held for sale and business acquisitions’.

114	HSBC Holdings plc

(d)    Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.
(e) Accounting policies
The accounting policies that we applied for these interim condensed consolidated financial statements are consistent with those described on pages 335 to 348 of the Annual Report and Accounts 2022, as are the methods of computation, with the exception of those relating to IFRS 17 and amendments to IAS 12 as described above.

2	Net fee income

	Half-year to1,2
	30 Jun	30 Jun
	2023	2022
	$m	$m
Net fee income by product
Funds under management	1,176	1,222
Cards	1,351	1,201
Credit facilities	798	790
Account services	765	720
Broking income	555	707
Unit trusts	386	408
Underwriting	345	257
Global custody	432	471
Remittances	405	394
Imports/exports	328	322
Insurance agency commission	159	162
Other	1,247	1,259
Fee income	7,947	7,913
Less: fee expense	(1,862)	(1,685)
Net fee income	6,085	6,228
Net fee income by global business
Wealth and Personal Banking	2,694	2,753
Commercial Banking	2,009	1,972
Global Banking and Markets	1,382	1,503
1 In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
2    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

3	Dividends
On 1 August 2023, the Directors approved a second interim dividend for 2023 of $0.10 per ordinary share in respect of the financial year ending 31 December 2023. This distribution amounts to approximately $1.974bn and will be payable on 21 September 2023. No liability is recognised in the financial statements in respect of these dividends.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2023		30 Jun 2022
	Per share	Total	Per share	Total
	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
– second interim dividend	0.23	4,590	0.18	3,576
In respect of current year:
– first interim dividend	0.10	2,001	—	—
Total	0.33	6,591	0.18	3,576
Total coupons on capital securities classified as equity		542		626
Dividends to shareholders		7,133		4,202

HSBC Holdings plc	115

Notes on the interim condensed financial statements (unaudited)

4	Earnings per share
Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	Half-year to1
	30 Jun 2023			30 Jun 2022
	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	$m	(millions)	$	$m	(millions)	$
Basic[2]	16,966	19,693	0.86	7,966	19,954	0.40
Effect of dilutive potential ordinary shares		136			131
Diluted[2]	16,966	19,829	0.86	7,966	20,085	0.40
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

5	Segmental analysis
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’), is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments. Global business results are assessed by the CODM on the basis of constant currency performance that removes the effects of currency translation from reported results. Therefore, we disclose these results on a constant currency basis as required by IFRSs. The income statement for the half-year to 30 June 2022 is converted at the average rate of exchange for 2023, and the balance sheets at 30 June 2022 and 31 December 2022 at the prevailing rates of exchange on 30 June 2023.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to global businesses. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to global businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. The intra-Group elimination items for the global businesses are presented in Corporate Centre.
Resegmentation
In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our Global Banking customers within our entities in Latin America was transferred from Global Banking and Markets to Commercial Banking for reporting purposes. Comparative data have been re-presented accordingly. Similar smaller transfers from Global Banking and Markets to Commercial Banking were also undertaken within our entities in Australia and Indonesia, where comparative data have not been re-presented.
Our global businesses
We provide a comprehensive range of banking and related financial services to our customers in our three global businesses. The products and services offered to customers are organised by these global businesses:
–Wealth and Personal Banking (‘WPB’) provides a full range of retail banking and wealth products to our customers from personal banking to ultra high net worth individuals. Typically, customer offerings include retail banking products, such as current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services. We also provide wealth management services, including insurance and investment products, global asset management services, investment management and private wealth solutions for customers with more sophisticated and international requirements.
–Commercial Banking (‘CMB’) offers a broad range of products and services to serve the needs of our commercial customers, including small and medium-sized enterprises, mid-market enterprises and corporates. These include credit and lending, international trade and receivables finance, treasury management and liquidity solutions (payments and cash management and commercial cards), commercial insurance and investments. CMB also offers customers access to products and services offered by other global businesses, such as Global Banking and Markets, which include foreign exchange products, raising capital on debt and equity markets and advisory services.
–Global Banking and Markets (‘GBM’) provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities, including financing, advisory and transaction services, a markets business that provides services in credit, rates, foreign exchange, equities, money markets and securities services, and principal investment activities.

116	HSBC Holdings plc

HSBC constant currency profit before tax and balance sheet data
	Half-year to 30 Jun 2023
	Wealth and Personal Banking	Commercial Banking[3]	Global Banking and Markets[3]	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[2]	16,200	12,216	8,501	(41)	36,876
– external	12,416	12,897	13,939	(2,376)	36,876
– inter-segment	3,784	(681)	(5,438)	2,335	—
– of which: net interest income/(expense)[4]	10,299	8,375	3,546	(3,956)	18,264
Change in expected credit losses and other credit impairment charges	(502)	(704)	(136)	(3)	(1,345)
Net operating income/(expense)	15,698	11,512	8,365	(44)	35,531
Total operating expenses	(7,141)	(3,572)	(4,785)	41	(15,457)
Operating profit/(loss)	8,557	7,940	3,580	(3)	20,074
Share of profit/(loss) in associates and joint ventures	35	(1)	—	1,549	1,583
Constant currency profit before tax	8,592	7,939	3,580	1,546	21,657
	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	39.7	36.7	16.5	7.1	100.0
Constant currency cost efficiency ratio	44.1	29.2	56.3	100.0	41.9
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	463,836	319,246	176,182	294	959,558
Interests in associates and joint ventures	555	24	107	28,860	29,546
Total external assets	900,370	654,474	1,342,110	144,522	3,041,476
Customer accounts	809,864	472,146	313,126	633	1,595,769

	Half-year to 30 Jun 2022[1]
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[2]	10,058	7,055	7,459	(925)	23,647
– external	9,665	7,199	8,357	(1,574)	23,647
– inter-segment	393	(144)	(898)	649	—
– of which: net interest income/(expense)[4]	6,493	4,817	2,009	(473)	12,846
Change in expected credit losses and other credit impairment charges	(584)	(278)	(210)	(2)	(1,074)
Net operating income/(expense)	9,474	6,777	7,249	(927)	22,573
Total operating expenses	(6,995)	(3,345)	(4,557)	(635)	(15,532)
Operating profit/(loss)	2,479	3,432	2,692	(1,562)	7,041
Share of profit in associates and joint ventures	8	—	—	1,355	1,363
Constant currency profit/(loss) before tax	2,487	3,432	2,692	(207)	8,404
	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	29.6	40.8	32.0	(2.4)	100.0
Constant currency cost efficiency ratio	69.5	47.4	61.1	(68.6)	65.7
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	482,962	354,273	200,082	557	1,037,874
Interests in associates and joint ventures	487	31	104	27,468	28,090
Total external assets	884,333	628,040	1,330,747	167,390	3,010,510
Customer accounts	846,974	491,115	332,473	589	1,671,151
1     From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3    In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
4 Net interest expense recognised in the Corporate Centre includes $3.8bn (1H22: $0.4bn) of interest expense in relation to the internal cost to fund trading and fair value net assets; and the funding cost of foreign exchange swaps in our Markets Treasury function. During 2Q23 we implemented a consistent reporting approach across the 14 most material entities that contribute to our trading and fair value net assets, which resulted in an increase to the 1H23 associated funding costs reported through the intersegment elimination in Corporate Centre of approximately $0.4bn, recognised in 2Q23.
Reported external net operating income is attributed to countries and territories on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	Half-year to1
	30 Jun 2023	30 Jun 2022
	$m	$m
Reported external net operating income by country/territory[2]	36,876	24,545
– UK	6,762	6,547
– Hong Kong	10,325	6,471
– US	2,112	1,964
– France	4,107	950
– other countries/territories	13,570	8,613
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc	117

Notes on the interim condensed financial statements (unaudited)

Constant currency results reconciliation
	30 Jun 2023	30 Jun 2022[1]
	Reported and constant currency	Constant currency	Currency translation	Reported
	$m	$m	$m	$m
Revenue[2]	36,876	23,647	(898)	24,545
ECL	(1,345)	(1,074)	13	(1,087)
Operating expenses	(15,457)	(15,532)	595	(16,127)
Share of profit in associates and joint ventures	1,583	1,363	(86)	1,449
Profit before tax	21,657	8,404	(376)	8,780
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Constant currency balance sheet reconciliation
	At 30 Jun 2023	At 30 June 2022[1]			At 31 Dec 2022[1]
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	959,558	1,037,874	10,853	1,027,021	936,613	13,052	923,561
Interests in associates and joint ventures	29,546	28,090	(1,356)	29,446	28,384	(870)	29,254
Total external assets	3,041,476	3,010,510	40,029	2,970,481	2,995,590	46,304	2,949,286
Customer accounts	1,595,769	1,671,151	19,850	1,651,301	1,592,396	22,093	1,570,303
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

Notable items
	Half-year to
	30 Jun 2023	30 Jun 2022
	$m	$m
Notable items
Revenue
Disposals, acquisitions and related costs[1,2]	3,321	(288)
Fair value movements on financial instruments[3]	15	(371)
Restructuring and other related costs[4]	—	68
Operating expenses
Disposals, acquisitions and related costs	(118)	—
Restructuring and other related costs[5]	47	(1,040)
1    Includes the reversal of a $2.1bn impairment loss relating to the planned sale of our retail banking operations in France, which is no longer classified as held for sale.
2    Includes the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3    Fair value movements on non-qualifying hedges in HSBC Holdings.
4    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.
5 In 2Q23, we recognised $47m of reversals relating to restructuring provisions recognised during 2022.

118	HSBC Holdings plc

6	Fair values of financial instruments carried at fair value
The accounting policies, control framework and hierarchy used to determine fair values at 30 June 2023 are consistent with those applied for the Annual Report and Accounts 2022.

Financial instruments carried at fair value and bases of valuation
		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
Recurring fair value measurements	$m	$m	$m	$m
At 30 Jun 2023
Assets
Trading assets	177,730	73,585	4,072	255,387
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	25,199	60,724	18,380	104,303
Derivatives	2,434	268,389	1,772	272,595
Financial investments	198,345	75,332	3,006	276,683
Liabilities
Trading liabilities	55,039	25,738	451	81,228
Financial liabilities designated at fair value	1,210	128,259	10,149	139,618
Derivatives	2,856	264,389	2,315	269,560

At 31 Dec 2022[1]
Assets
Trading assets	148,592	64,684	4,817	218,093
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	23,146	59,548	17,407	100,101
Derivatives	2,917	279,278	1,964	284,159
Financial investments	181,659	71,040	2,961	255,660
Liabilities
Trading liabilities	44,787	27,092	474	72,353
Financial liabilities designated at fair value	1,125	115,764	10,432	127,321
Derivatives	2,399	280,443	2,920	285,762
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
The table below provides the fair value levelling of assets held for sale and liabilities of disposal groups that have been classified as held for sale in accordance with IFRS 5. For further details, see Note 15.

Financial instruments carried at fair value and bases of valuation – assets and liabilities held for sale
		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
Recurring fair value measurements	$m	$m	$m	$m
At 30 Jun 2023
Assets
Trading assets	2,152	127	—	2,279
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	15	—	15
Derivatives	—	585	—	585
Financial investments	11,599	520	—	12,119
Liabilities
Trading liabilities	1,750	155	—	1,905
Financial liabilities designated at fair value	—	—	—	—
Derivatives	—	788	—	788

At 31 Dec 2022
Assets
Trading assets	2,932	244	—	3,176
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	14	47	61
Derivatives	—	866	—	866
Financial investments	11,184	—	—	11,184
Liabilities
Trading liabilities	2,572	182	—	2,754
Financial liabilities designated at fair value	—	3,523	—	3,523
Derivatives	—	813	—	813

HSBC Holdings plc	119

Notes on the interim condensed financial statements (unaudited)

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 30 Jun 2023
Transfers from Level 1 to Level 2	5,667	4,139	801	—	41	—	—
Transfers from Level 2 to Level 1	2,432	2,495	1,197	—	147	—	—

At 31 Dec 2022
Transfers from Level 1 to Level 2	4,721	5,284	2,565	—	113	—	—
Transfers from Level 2 to Level 1	8,208	5,964	3,340	—	233	—	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.
Fair value adjustments
We adopt the use of fair value adjustments when we take into consideration additional factors not incorporated within the valuation model that would otherwise be considered by a market participant. We classify fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to GBM. Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

Global Banking and Markets fair value adjustments
	At 30 Jun 2023		At 31 Dec 2022
	GBM	Corporate Centre	GBM	Corporate Centre
	$m	$m	$m	$m
Type of adjustment
Risk-related	626	50	650	40
– bid-offer	400	—	426	—
– uncertainty	72	2	86	—
– credit valuation adjustment	195	45	245	35
– debit valuation adjustment	(103)	—	(175)	—
– funding fair value adjustment	62	3	68	5
– other	—	—	—	—
Model-related	74	—	61	—
– model limitation	74	—	61	—
– other	—	—	—	—
Inception profit (Day 1 P&L reserves)[1]	84	—	97	—
Total	784	50	808	40
1    See Note 9 on the interim condensed financial statements on page 126.
The reduction in fair value adjustments was predominantly driven by changes to exposure, and tightening of credit and liquidity market spreads, with the reduction in the debit valuation adjustment including a consideration of the overlap with the funding fair value adjustment.

120	HSBC Holdings plc

Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Trading liabilities	Designated at fair value	Derivatives	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Private equity including strategic investments	679	69	16,644	—	17,392	128	—	—	128
Asset-backed securities	371	376	—	—	747	—	—	—	—
Structured notes	—	—	3	—	3	—	10,149	—	10,149
Other derivatives	—	—	—	1,772	1,772	—	—	2,315	2,315
Other portfolios	1,956	3,627	1,733	—	7,316	323	—	—	323
At 30 Jun 2023	3,006	4,072	18,380	1,772	27,230	451	10,149	2,315	12,915

Private equity including strategic investments	647	19	15,653	—	16,319	92	—	—	92
Asset-backed securities	438	208	95	—	741	—	—	—	—
Structured notes	—	—	—	—	—	—	10,432	—	10,432
Other derivatives	—	—	—	1,964	1,964	—	—	2,920	2,920
Other portfolios	1,876	4,590	1,659	—	8,125	382	—	—	382
At 31 Dec 2022	2,961	4,817	17,407	1,964	27,149	474	10,432	2,920	13,826
The basis for determining the fair value of the financial instruments in the table above is explained on page 366 of the Annual Report and Accounts 2022.
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	2,961	4,817	17,407	1,964	474	10,432	2,920
Total gains or losses recognised in profit or loss	(15)	65	706	237	25	60	478
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	65	—	237	25	—	478
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	706	—	—	60	—
– gains less losses from financial investments held at fair value through other comprehensive income	(15)	—	—	—	—	—	—
Total gains or losses recognised in other comprehensive income (‘OCI’)	138	92	11	75	21	323	98
– financial investments: fair value gains or losses	83	—	—	—	—	234	—
– exchange differences	55	92	11	75	21	89	98
Purchases	215	761	1,660	—	115	—	—
New issuances	—	—	—	—	2	2,313	—
Sales	(122)	(1,353)	(303)	—	(181)	(2)	—
Settlements	(202)	(487)	(963)	(517)	(9)	(1,479)	(1,164)
Transfers out	(108)	(377)	(140)	(85)	(32)	(1,821)	(138)
Transfers in	139	554	2	98	36	323	121
At 30 Jun 2023	3,006	4,072	18,380	1,772	451	10,149	2,315
Unrealised gains or losses recognised in profit or loss relating to assets and liabilities held at 30 Jun 2023	—	(58)	232	734	(4)	(189)	(560)
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	(58)	—	734	(4)	—	(560)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	232	—	—	(189)	—

HSBC Holdings plc	121

Notes on the interim condensed financial statements (unaudited)

Movement in Level 3 financial instruments (continued)
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	3,389	2,662	14,238	2,478	785	7,880	3,088
IFRS 17 impacts	(12)	—	1,468	—	—	—	—
At 1 Jan 2022 (as restated)	3,377	2,662	15,706	2,478	785	7,880	3,088
Total gains or losses recognised in profit or loss	(7)	(22)	285	408	(45)	(1,103)	165
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	(22)	—	408	(45)	—	165
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	285	—	—	(1,103)	—
– gains less losses from financial investments held at fair value through other comprehensive income	(7)	—	—	—	—	—	—
Total losses recognised in other comprehensive income (‘OCI’)	(287)	(165)	(336)	(191)	(12)	(398)	(231)
– financial investments: fair value losses	(140)	—	—	—	—	(18)	—
– exchange differences	(147)	(165)	(336)	(191)	(12)	(380)	(231)
Purchases	506	1,026	1,704	—	13	—	—
New issuances	—	—	—	—	4	2,511	—
Sales	(186)	(698)	(317)	—	(95)	(22)	—
Settlements	(273)	(373)	(613)	(509)	(636)	(723)	(580)
Transfers out	(489)	(287)	(48)	(290)	(7)	(549)	(437)
Transfers in	38	833	70	215	344	869	315
At 30 Jun 2022	2,679	2,976	16,451	2,111	351	8,465	2,320
Unrealised gains or losses recognised in profit or loss relating to assets and liabilities held at 30 Jun 2022	—	(37)	276	929	1	423	3,494
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	(37)	—	929	1	—	3,494
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	276	—	—	423	—

Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives
The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions
	Reflected in profit or loss		Reflected in OCI
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	$m	$m	$m	$m
Derivatives, trading assets and trading liabilities[1]	332	(434)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,009	(1,009)	—	—
Financial investments	10	(10)	61	(63)
At 30 Jun 2023	1,351	(1,453)	61	(63)

Derivatives, trading assets and trading liabilities[1]	172	(179)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,049	(1,047)	—	—
Financial investments	12	(6)	140	(141)
At 30 Jun 2022	1,233	(1,232)	140	(141)

Derivatives, trading assets and trading liabilities[1]	264	(291)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	981	(978)	—	—
Financial investments	11	(11)	65	(55)
At 31 Dec 2022	1,256	(1,280)	65	(55)
1    ‘Derivatives, trading assets and trading liabilities’ is presented as one category to reflect the manner in which these financial instruments are risk-managed.

122	HSBC Holdings plc

The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data.
When the fair value of a financial instrument is affected by more than one unobservable assumption, the table above reflects the most favourable or the most unfavourable change from varying the assumptions individually.
Key unobservable inputs to Level 3 financial instruments
The following table lists key unobservable inputs to Level 3 financial instruments and provides the range of those inputs at 30 June 2023. There has been no change to the key unobservable inputs to Level 3 financial instruments and inter-relationships therein, which are detailed on pages 368 and 369 of the Annual Report and Accounts 2022.

Quantitative information about significant unobservable inputs in Level 3 valuations
	Fair value		Valuation techniques	Key unobservable inputs	30 Jun 2023		31 Dec 2022
	Assets	Liabilities			Full range of inputs		Full range of inputs
	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments	17,392	128	See footnote 1	See footnote 1
Asset-backed securities (‘ABS’)	747	—
– collateralised loan/debt obligation	76	—
			Market proxy	Bid quotes	—	89	—	92
– other ABSs	671	—	Market proxy	Bid quotes	—	98	—	99
Structured notes	3	10,149
– equity-linked notes	3	6,281	Model – Option model	Equity volatility	6%	95%	6%	142%
			Model – Option model	Equity correlation	22%	99%	32%	99%
– Foreign exchange (‘FX’)-linked notes	—	2,778	Model – Option model	FX volatility	2%	36%	3%	37%
– other[2]	—	1,090
Other derivatives	1,772	2,315
– interest rate derivatives	511	718
securitisation swaps	114	160	Model – Discounted cash flow	Prepayment rate	5%	10%	5%	10%
long-dated swaptions	64	75	Model – Option model	Interest rate volatility	9%	34%	8%	53%
other[2]	333	483
– FX derivatives	308	388
FX options	271	318	Model – Option model	FX volatility	2%	44%	1%	46%
other[2]	37	70
– equity derivatives	737	941
long-dated single stock options	520	713	Model – Option model	Equity volatility	7%	77%	7%	153%
other[2]	217	228
– credit derivatives	216	268
other[2]	216	268
Other portfolios	7,316	323
– repurchase agreements	763	295	Model – Discounted cash flow	Interest rate curve	0%	10%	1%	9%
– other[2]	6,553	28
At 30 Jun 2023	27,230	12,915
1    Given the bespoke nature of the analysis in respect of each private equity holding, it is not practical to quote a range of key unobservable inputs.
2    ’Other’ includes a range of smaller holdings with multiple inputs.

HSBC Holdings plc	123

Notes on the interim condensed financial statements (unaudited)

7	Fair values of financial instruments not carried at fair value
The bases for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue, subordinated liabilities and non-trading repurchase and reverse repurchase agreements are explained on pages 370 and 371 of the Annual Report and Accounts 2022.

Fair values of financial instruments not carried at fair value on the balance sheet
	At 30 Jun 2023		At 31 Dec 2022[1]
	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m
Assets
Loans and advances to banks	100,921	100,939	104,475	104,459
Loans and advances to customers	959,558	944,187	923,561	911,898
Reverse repurchase agreements – non-trading	258,056	258,050	253,754	253,668
Financial investments – at amortised cost	131,250	127,779	109,066	106,412
Liabilities
Deposits by banks	68,709	68,733	66,722	66,831
Customer accounts	1,595,769	1,595,379	1,570,303	1,570,209
Repurchase agreements – non-trading	170,110	170,123	127,747	127,500
Debt securities in issue	85,471	84,966	78,149	77,021
Subordinated liabilities	23,286	24,784	22,290	22,723
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

Fair values of financial instruments not carried at fair value on the balance sheet – assets and disposal groups held for sale
	At 30 Jun 2023		At 31 Dec 2022
	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m
Assets
Loans and advances to banks	1,149	1,151	253	257
Loans and advances to customers	59,869	59,126	80,687	78,159
Reverse repurchase agreements – non-trading	3,379	3,379	4,646	4,646
Financial investments – at amortised cost	6,744	6,577	6,165	6,042
Liabilities
Deposits by banks	253	253	64	64
Customer accounts	66,154	66,543	85,274	85,303
Repurchase agreements – non-trading	2,615	2,615	3,266	3,266
Debt securities in issue	9,127	8,794	12,928	12,575
Subordinated liabilities	8	7	8	7

Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value.

124	HSBC Holdings plc

8	Derivatives

Notional contract amounts and fair values of derivatives by product contract type held by HSBC
	Notional contract amount		Fair value amount
	Assets and liabilities		Assets			Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	9,257,418	55,396	104,136	1,211	105,347	96,805	184	96,989
Interest rate	15,641,544	344,757	297,598	5,297	302,895	302,192	4,546	306,738
Equities	697,994	—	15,580	—	15,580	17,563	—	17,563
Credit	162,699	—	1,466	—	1,466	1,614	—	1,614
Commodity and other	85,366	—	1,976	—	1,976	1,325	—	1,325
Gross total fair values	25,845,021	400,153	420,756	6,508	427,264	419,499	4,730	424,229
Offset					(154,669)			(154,669)
At 30 Jun 2023	25,845,021	400,153	420,756	6,508	272,595	419,499	4,730	269,560

Foreign exchange	8,434,453	38,924	122,206	525	122,731	123,088	166	123,254
Interest rate	15,213,232	276,589	285,449	5,066	290,515	287,876	3,501	291,377
Equities	570,410	—	9,325	—	9,325	9,176	—	9,176
Credit	183,995	—	1,091	—	1,091	1,264	—	1,264
Commodity and other	78,414	—	1,484	—	1,484	1,678	—	1,678
Gross total fair values	24,480,504	315,513	419,555	5,591	425,146	423,082	3,667	426,749
Offset					(140,987)			(140,987)
At 31 Dec 2022[1]	24,480,504	315,513	419,555	5,591	284,159	423,082	3,667	285,762
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
The notional contract amounts of derivatives held for trading purposes and derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date, not amounts at risk. Derivative assets and liabilities decreased during 1H23, reflecting changes in yield curves and the market environment.
Derivatives valued using models with unobservable inputs
The following table shows the difference between the fair value at initial recognition, which is the transaction price, and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases.

Unamortised balance of derivatives valued using models with significant unobservable inputs
	Half-year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
Unamortised balance at beginning of period	97	106
Deferral on new transactions	84	100
Recognised in the income statement during the period	(100)	(99)
– amortisation	(53)	(61)
– subsequent to unobservable inputs becoming observable	(10)	—
– maturity, termination or offsetting derivative	(37)	(38)
Exchange differences	3	(8)
Unamortised balance at end of period[1]	84	99
1 This amount is yet to be recognised in the consolidated income statement.
Hedge accounting derivatives
The notional contract amounts of derivatives held for hedge accounting purposes indicate the nominal value of transactions outstanding at the balance sheet date, not amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type
	At 30 Jun 2023		At 31 Dec 2022
	Cash flow hedges	Fair value hedges	Cash flow hedges	Fair value hedges
	$m	$m	$m	$m
Foreign exchange	20,927	—	8,781	—
Interest rate	166,589	178,168	114,527	162,062
Total	187,516	178,168	123,308	162,062
The Group applies hedge accounting in respect of certain consolidated net investments. Hedging is undertaken using forward foreign exchange contracts or by financing with foreign currency borrowings. At 30 June 2023, the notional contract values of outstanding financial instruments designated as hedges of net investments in foreign operations were $34,469m (31 December 2022: $30,143m).

HSBC Holdings plc	125

Notes on the interim condensed financial statements (unaudited)

Interest rate benchmark reform: Amendments to IFRS 9 and IAS 39 ‘Financial Instruments’
HSBC has applied both the first set of amendments (‘Phase 1’) and the second set of amendments (‘Phase 2’) to IFRS 9 and IAS 39 applicable to hedge accounting. The items in hedge accounting relationships that are affected by Phase 1 and Phase 2 amendments are presented in the balance sheet as ‘Financial assets designated and otherwise mandatorily measured at fair value through other comprehensive income’, ‘Loans and advances to customers’, ‘Debt securities in issue’ and ‘Deposits by banks’. The notional value of the derivatives impacted by the Ibor reform, including those designated in hedge accounting relationships, is disclosed on page 63 in the section ‘Financial instruments impacted by Ibor reform’. For further details on Ibor transition, see ’Ibor transition’ under ’Areas of special interest’ on page 62.
During 2023, the Group transitioned all of its hedging instruments referencing US dollar Libor. This transition did not necessitate any new approaches compared with the mechanisms used so far for transition, and it will not be necessary to change the transition risk management strategy.
For some of the Ibors included under the ‘Other’ header in the table below, judgement has been needed to establish whether a transition is required. This is because there are Ibor benchmarks subject to computation improvements and insertion of fallback provisions where their administrators have yet to provide full clarity on whether or when these Ibor benchmarks will be demised.
The notional amounts of interest rate derivatives designated in hedge accounting relationships do not represent the extent of the risk exposure managed by the Group but they are expected to be directly affected by market-wide Ibor reform and in scope of Phase 1 amendments and are shown in the table below. The cross-currency swaps designated in hedge accounting relationships and affected by Ibor reform are not significant and have not been presented below:

Hedging instrument impacted by Ibor reform
	Hedging instrument
	Impacted by Ibor reform				Not impacted by Ibor reform	Notional amount[3]
	€[1]	$	Other[2]	Total
	$m	$m	$m	$m	$m	$m
Fair value hedges	18,019	—	11,804	29,823	148,345	178,168
Cash flow hedges	11,157	—	30,469	41,626	124,963	166,589
At 30 Jun 2023	29,176	—	42,273	71,449	273,308	344,757

Fair value hedges	12,756	2,015	12,643	27,414	134,648	162,062
Cash flow hedges	8,865	—	27,830	36,695	77,832	114,527
At 31 Dec 2022	21,621	2,015	40,473	64,109	212,480	276,589

1    The notional contract amounts of euro interest rate derivatives impacted by Ibor reform mainly comprise hedges with a Euribor benchmark, which are ‘Fair value hedges’ of $18,019m (31 December 2022: $12,756m) and ‘Cash flow hedges’ of $11,157m (31 December 2022: $8,865m).
2    Other benchmarks impacted by Ibor reform comprise mainly of Canadian dollar offered rate (‘CDOR’), Hong Kong interbank offered rate (‘HIBOR’) and Mexican interbank equilibrium interest rate (‘TIIE’)-related derivatives.
3    The notional contract amounts of interest rate derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.

9	Financial investments

Carrying amounts of financial investments
	30 Jun	31 Dec[1]
	2023	2022
	$m	$m
Financial investments measured at fair value through other comprehensive income	276,683	255,660
– treasury and other eligible bills	102,704	86,749
– debt securities	172,280	167,107
– equity securities	1,606	1,696
– other instruments	93	108
Debt instruments measured at amortised cost	131,250	109,066
– treasury and other eligible bills	30,627	34,507
– debt securities	100,623	74,559
At the end of the period	407,933	364,726
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

10	Interests in associates and joint ventures
At 30 June 2023, the carrying amount of HSBC’s interests in associates and joint ventures was $29,546m (31 December 2022: $29,254m).

Principal associates of HSBC
	At 30 Jun 2023		At 31 Dec 2022
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Bank of Communications Co., Limited	23,344	9,363	23,307	8,141
Saudi Awwal Bank	4,704	6,479	4,494	6,602
1Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).

126	HSBC Holdings plc

Share of profit in associates and joint ventures
	Half year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
Bank of Communications Co., Limited	1,317	1,344
Saudi Awwal Bank	272	117
Other associates and joint ventures	(6)	(12)
Share of profit in associates and joint ventures	1,583	1,449

Bank of Communications Co., Limited
The Group’s investment in Bank of Communications Co., Limited (‘BoCom’) is classified as an associate. Significant influence in BoCom was established with consideration of all relevant factors, including representation on BoCom’s Board of Directors and participation in a resource and experience sharing agreement (‘RES’). Under the RES, HSBC staff have been seconded to assist in the maintenance of BoCom’s financial and operating policies. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28 ‘Investments in Associates and Joint Ventures’, whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the Group’s share of BoCom’s net assets. An impairment test is required if there is any indication of impairment.
Impairment testing
At 30 June 2023, the fair value of the Group’s investment in BoCom had been below the carrying amount for approximately 11 years. As a result, the Group performed an impairment test on the carrying amount, which confirmed that there was no impairment at 30 June 2023 as the recoverable amount as determined by a value-in-use (‘VIU’) calculation was higher than the carrying value.

	At 30 Jun 2023			At 31 Dec 2022
	VIU	Carrying value	Fair value	VIU	Carrying value	Fair value
	$bn	$bn	$bn	$bn	$bn	$bn
BoCom	23.9	23.3	9.4	23.5	23.3	8.1

The headroom, which is defined as the extent to which the VIU exceeds the carrying value, increased by $0.4bn compared with 31 December 2022. The increase in headroom was principally due to the movement in the discount rate which was market driven, partly offset by revisions to management’s best estimates of BoCom’s future earnings in the short to medium term.
In future periods, the VIU may increase or decrease depending on the effect of changes to model inputs. The main model inputs are described below and are based on factors observed at the period-end. The factors that could result in a change in the VIU and an impairment include a short-term underperformance by BoCom, a change in regulatory capital requirements, or an increase in uncertainty regarding the future performance of BoCom resulting in a downgrade of the forecast of future asset growth or profitability. An increase in the discount rate could also result in a reduction of VIU and an impairment.
If the Group did not have significant influence in BoCom, the investment would be carried at fair value rather than the current carrying value.
Basis of recoverable amount
The impairment test was performed by comparing the recoverable amount of BoCom, determined by a VIU calculation, with its carrying amount. The VIU calculation uses discounted cash flow projections based on management’s best estimates of future earnings available to ordinary shareholders prepared in accordance with IAS 36 ’Impairment of Assets’. Significant management judgement is required in arriving at the best estimate.
There are two main components to the VIU calculation. The first component is management’s best estimate of BoCom’s earnings. Forecast earnings growth over the short to medium term are lower than recent (within the last five years) historical actual growth and reflect the uncertainty arising from the current economic outlook. Reflecting management’s intent to continue to retain its investment, earnings beyond the short to medium term are then extrapolated into perpetuity using a long-term growth rate to derive a terminal value, which comprises the majority of the VIU. The second component is the capital maintenance charge (‘CMC’), which is management’s forecast of the earnings that need to be withheld in order for BoCom to meet capital requirements over the forecast period, meaning that CMC is deducted when arriving at management’s estimate of future earnings available to ordinary shareholders. The principal inputs to the CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets and the expected capital requirements. An increase in the CMC as a result of a change to these principal inputs would reduce VIU. Additionally, management considers other qualitative factors, to ensure that the inputs to the VIU calculation remain appropriate.
Key assumptions in value-in-use calculation
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
–Long-term profit growth rate: 3% (31 December 2022: 3%) for periods after 2026, which does not exceed forecast GDP growth in mainland China and is similar to forecasts by external analysts.
–Long-term asset growth rate: 3% (31 December 2022: 3%) for periods after 2026, which is the rate that assets are expected to grow to achieve long-term profit growth of 3%.
–Discount rate: 9.80% (31 December 2022: 10.04%), which is based on a capital asset pricing model (‘CAPM’), using market data. The discount rate used is within the range of 8.0% to 9.8% (31 December 2022: 8.4% to 10.4%) indicated by the CAPM, and decreased as a consequence of a market driven reduction in beta. While the CAPM range sits at the lower end of the range adopted by selected external analysts of 8.8% to 13.5% (31 December 2022: 8.8%% to 13.5%), we continue to regard the CAPM range as the most appropriate basis for determining this assumption.
–Expected credit losses (‘ECL’) as a percentage of customer advances: ranges from 0.87% to 0.94% (31 December 2022: 0.99% to 1.05%) in the short to medium term, reflecting reported credit experience through the recovery from the Covid-19 pandemic in mainland China. For periods after 2026, the ratio is 0.97% (31 December 2022: 0.97%), which is higher than BoCom’s average ECL as a percentage of customer advances in recent years prior to the pandemic.

HSBC Holdings plc	127

Notes on the interim condensed financial statements (unaudited)

–Risk-weighted assets as a percentage of total assets: ranges from 61.0% to 63.7% (31 December 2022: 61.0% to 64.4%) in the short to medium term, reflecting higher risk-weights in the short term followed by an expected reversion to recent historical levels. For periods after 2026, the ratio is 61.0% (31 December 2022: 61.0%), which is similar to BoCom’s actual results in recent years.
–Operating income growth rate: ranges from 1.7% to 9.4% (31 December 2022: 1.9% to 7.7%) in the short to medium term, which is similar to BoCom’s actual results in recent years, and is heavily influenced by projections of net interest income in future periods. This reflects BoCom’s most recent actual results, global trade tensions and industry developments in mainland China.
–Cost-income ratio: ranges from 35.5% to 36.8% (31 December 2022: 35.5% to 36.3%) in the short to medium term. These ratios are similar to BoCom’s actual results in recent years and forecasts disclosed by external analysts.
–Effective tax rate: ranges from 5.3% to 15.0% (31 December 2022: 4.4% to 15.0%) in the short to medium term, reflecting BoCom’s actual results and an expected increase towards the long-term assumption through the forecast period. For periods after 2026, the rate is 15.0% (31 December 2022: 15.0%), which is higher than the recent historical average, and aligned to the minimum tax rate as proposed by the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting.
–Capital requirements: capital adequacy ratio of 12.5% (31 December 2022: 12.5%) and tier 1 capital adequacy ratio of 9.5% (31 December 2022: 9.5%), based on BoCom’s capital risk appetite and capital requirements respectively.
The following table shows the change to each key assumption in the VIU calculation that on its own would reduce the headroom to nil:

Key assumption	Changes to key assumption to reduce headroom to nil
–Long-term profit growth rate	Decrease by 13 basis points
–Long-term asset growth rate	Increase by 11 basis points
–Discount rate	Increase by 17 basis points
–Expected credit losses as a percentage of customer advances	Increase by 2 basis points
–Risk-weighted assets as a percentage of total assets	Increase by 90 basis points
–Operating income growth rate	Decrease by 24 basis points
–Cost-income ratio	Increase by 53 basis points
–Long-term effective tax rate	Increase by 153 basis points
–Capital requirements – capital adequacy ratio	Increase by 18 basis points
–Capital requirements – tier 1 capital adequacy ratio	Increase by 162 basis points

The following table further illustrates the impact on VIU of reasonably possible changes to key assumptions. This reflects the sensitivity of the VIU to each key assumption on its own and it is possible that more than one favourable and/or unfavourable change may occur at the same time. The selected rates of reasonably possible changes to key assumptions are based on external analysts’ forecasts, statutory requirements and other relevant external data sources, which can change period to period.

Sensitivity of VIU to reasonably possible changes in key assumptions
	Favourable change			Unfavourable change
		Increase in VIU	VIU		Decrease in VIU	VIU
	bps	$bn	$bn	bps	$bn	$bn
At 30 Jun 2023
Long-term profit growth rate[1]	62	3.1	27.0	(72)	(3.0)	20.9
Long-term asset growth rate[1]	(72)	3.4	27.3	62	(3.6)	20.3
Discount rate	(180)	8.2	32.1	210	(5.3)	18.6
Expected credit losses as a percentage of customer advances	2023 to 2026: 83 2027 onwards: 91	2.0	25.9	2023 to 2026: 120 2027 onwards: 104	(3.6)	20.3
Risk-weighted assets as a percentage of total assets	(77)	0.1	24.0	280	(2.2)	21.7
Operating income growth rate	56	1.4	25.3	(116)	(2.9)	21.0
Cost-income ratio	(131)	0.9	24.8	164	(2.3)	21.6
Long-term effective tax rate	(426)	1.6	25.5	1,000	(3.7)	20.2
Capital requirements – capital adequacy ratio	—	—	23.9	229	(7.8)	16.1
Capital requirements – tier 1 capital adequacy ratio	—	—	23.9	257	(3.9)	20.0

At 31 Dec 2022
Long-term profit growth rate[1]	75	3.6	27.1	(71)	(2.7)	20.8
Long-term asset growth rate[1]	(71)	3.1	26.6	75	(4.1)	19.4
Discount rate	(164)	6.9	30.4	136	(3.7)	19.8
Expected credit losses as a percentage of customer advances	2022 to 2026: 95 2027 onwards: 91	1.9	25.4	2022 to 2026: 120 2027 onwards: 104	(2.9)	20.6
Risk-weighted assets as a percentage of total assets	(118)	0.1	23.6	239	(2.3)	21.2
Operating income growth rate	44	1.3	24.8	(83)	(2.5)	21.0
Cost-income ratio	(122)	1.0	24.5	174	(2.1)	21.4
Long-term effective tax rate	(426)	1.5	25.0	1,000	(3.6)	19.9
Capital requirements – capital adequacy ratio	—	—	23.5	191	(6.3)	17.2
Capital requirements – tier 1 capital adequacy ratio	—	—	23.5	266	(3.2)	20.3
1    The reasonably possible ranges of the long-term profit growth rate and long-term asset growth rate assumptions reflect the close relationship between these assumptions, which would result in offsetting changes to each assumption.

128	HSBC Holdings plc

Considering the interrelationship of the changes set out in the table above, management estimates that the reasonably possible range of VIU is $16.2bn to $29.3bn (31 December 2022: $16.9bn to $28.7bn). The range is based on impacts set out in the table above arising from the favourable/unfavourable change in the earnings in the short to medium term, the long-term expected credit losses as a percentage of customer advances and a 50bps increase/decrease in the discount rate. All other long-term assumptions, and the basis of the CMC have been kept unchanged when determining the reasonably possible range of the VIU. Impairment, if determined, would be recognised in the income statement. The impact on the Group’s CET1 ratio is expected to be minimal in the event of an impairment, as the adverse impact on CET1 capital from the impairment would be offset by the favourable impact from a lower carrying value.
Saudi Awwal Bank
The Group’s investment in Saudi Awwal Bank (‘SAB’) is classified as an associate. HSBC is the largest shareholder in SAB with a shareholding of 31%. Significant influence in SAB is established via representation on the Board of Directors. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28, as described previously for BoCom.
Impairment testing
There were no indicators of impairment at 30 June 2023. The fair value of the Group’s investment in SAB of $6.5bn was above the carrying amount of $4.7bn.

11	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m
Provisions (excluding contractual commitments)
At 31 Dec 2022	445	409	195	397	1,446
Additions	152	78	9	86	325
Amounts utilised	(147)	(171)	(35)	(34)	(387)
Unused amounts reversed	(45)	(19)	(34)	(49)	(147)
Exchange and other movements	23	(6)	8	6	31
At 30 Jun 2023	428	291	143	406	1,268
Contractual commitments[1]
At 31 Dec 2022					512
Net change in expected credit loss provision and other movements					(58)
At 30 Jun 2023					454
Total provisions
At 31 Dec 2022					1,958
At 30 Jun 2023					1,722
1    Contractual commitments include the expected credit loss provision in relation to off-balance sheet financial guarantee contracts and commitments where HSBC has become party to an irrevocable commitment, as defined under IFRS 9 ‘Financial Instruments’; and provisions for performance and other guarantee contracts.
Further details of ‘Legal proceedings and regulatory matters’ are set out in Note 13. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim); or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. ‘Regulatory matters’ refers to investigations, reviews and other actions carried out by, or in response to, the actions of regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Customer remediation refers to HSBC’s activities to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.
For further details of the impact of IFRS 9 on undrawn loan commitments and financial guarantees, presented in ‘Contractual commitments’, see Note 12. Further analysis of the movement in the expected credit loss provision is disclosed within the ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees‘ table on page 78.
Brazil PIS and COFINS tax matters
Beginning in the late 1990s, HSBC Bank Brasil S.A. – Banco Múltiplo (‘HSBC Brazil’) and other financial services firms brought legal proceedings in Brazil challenging the assessment of PIS and COFINS taxes, which are federal taxes imposed on gross revenues earned by legal entities in Brazil. The Supreme Court of Brazil selected three cases – one involving an insurer, in 2007, and two involving other banks, in 2011 – to set standards that would apply to all of these proceedings. In June 2023, the court ruled against the financial services firms in all three cases. The standards set by the court in this ruling have not yet been applied to HSBC Brazil’s legacy cases, liability for which remained with HSBC after the sale of HSBC’s operations in Brazil to Bradesco in 2016. There are many factors that may affect the range of outcomes and any resulting financial impact for HSBC. Based upon the information currently available, a provision was recognised in respect of one legacy case. The remaining additional tax liability subject to challenge on all legacy PIS and COFINS cases is up to $0.4bn.

HSBC Holdings plc	129

Notes on the interim condensed financial statements (unaudited)

12	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2023	2022
	$m	$m
Guarantees and other contingent liabilities:
– financial guarantees	18,882	18,783
– performance and other guarantees	89,758	88,240
– other contingent liabilities	590	676
At the end of the period	109,230	107,699
Commitments:[1]
– documentary credits and short-term trade-related transactions	7,698	8,241
– forward asset purchases and forward deposits placed	72,340	50,852
– standby facilities, credit lines and other commitments to lend	793,256	768,761
At the end of the period	873,294	827,854
1    Includes $649,526m of commitments at 30 June 2023 (31 December 2022: $618,788m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.
The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and the clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 11. The majority of the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC’s annual credit review process.
Contingent liabilities arising from legal proceedings and regulatory and other matters against Group companies are excluded from this note but are disclosed in Note 13.

13	Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2022. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2023 (see Note 11). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others, seeking recovery of transfers from Madoff Securities to HSBC in an amount not specified, and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York (the ‘US Bankruptcy Court’).
Certain Fairfield entities (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In August 2022, the US District Court for the Southern District of New York affirmed earlier decisions by the US Bankruptcy Court that dismissed the majority of the liquidators’ claims (against most of the HSBC companies). In September 2022, the remaining defendants before the US Bankruptcy Court sought leave to appeal and the liquidators filed appeals to the US Court of Appeals for the Second Circuit, which are currently pending. Meanwhile, proceedings before the US Bankruptcy Court with respect to the remaining claims are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC. The claim has not yet been served and the amount claimed has not been specified.
Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming monetary damages. Following dismissal of Primeo’s action by the lower and appellate courts in the Cayman Islands, in 2019, Primeo appealed to the UK Privy Council. During 2021, the UK Privy Council held two separate hearings in connection with Primeo’s appeal. Judgment was given against HSBC in respect of the first hearing and judgment is pending in respect of the second hearing.
Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and money

130	HSBC Holdings plc

damages claims. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.
In October 2009, Alpha Prime Fund Limited (‘Alpha Prime’) brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.
In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims. In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch, seeking restitution of Senator’s securities or money damages. These matters are currently pending before the Luxembourg District Court.
There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is around $600m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.
Anti-money laundering and sanctions-related matters
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Nine actions remain pending in federal courts and HSBC’s motions to dismiss have been granted in five of these cases. In September 2022 and January 2023, respectively, the appellate courts affirmed the dismissals of two of the cases, and the plaintiffs are seeking review of these decisions by the US Supreme Court. The dismissals in the other cases are subject to appeal. The four remaining actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Interbank offered rates investigation and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021. In January 2023, the European Court of Justice dismissed an appeal by HSBC and upheld the EC’s findings on HSBC’s liability. A separate appeal by HSBC concerning the amount of the fine remains pending before the General Court of the European Union.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act (‘US CEA’). The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the US District Court for the Southern District of New York. HSBC has reached class settlements with five groups of plaintiffs, and the court has approved these settlements. HSBC has also resolved several of the individual actions, although a number of other US dollar Libor-related actions remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange-related investigations and litigation
In December 2016, Brazil’s Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation, which remains ongoing.
In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc and HSBC Bank USA N.A. (‘HSBC Bank USA’), for alleged anti-competitive behaviour in the South African foreign exchange market. In March 2023, HSBC Bank plc’s and HSBC Bank USA’s applications to dismiss the revised complaint were denied and, in April 2023, HSBC Bank plc and HSBC Bank USA appealed the decision to the South African Competition Appeal Court.
Beginning in 2013, various HSBC companies and other banks have been named as defendants in a number of putative class actions filed in, or transferred to, the US District Court for the Southern District of New York arising from allegations that the defendants conspired to manipulate foreign exchange rates. HSBC has reached class settlements with two groups of plaintiffs, including direct and indirect purchasers of foreign exchange products, and the court has granted final approval of these settlements. A putative class action by a group of retail customers of foreign exchange products remains pending.
In 2018, complaints alleging foreign exchange-related misconduct were filed in the US District Court for the Southern District of New York and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the direct purchaser class action settlement in the US. HSBC has reached a settlement with the plaintiffs to resolve these claims. These matters are now closed. In January 2023, HSBC reached a settlement-in-principle with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to the negotiation of definitive documentation and court approval. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.
Precious metals fix-related litigation
Gold: Since 2015, numerous putative class actions have been filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.

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Notes on the interim condensed financial statements (unaudited)

Silver: HSBC and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In May 2023, the court granted the defendants’ motion to dismiss. The plaintiffs have appealed the dismissal, and this appeal remains pending.
In April 2016, two putative class actions were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Platinum and palladium: HSBC and other members of The London Platinum and Palladium Fixing Company Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. In February 2023, the court reversed an earlier dismissal of the plaintiffs’ third amended complaint, and this matter is proceeding.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority (‘CMA’) has been investigating HSBC and four other banks for suspected anti-competitive conduct in relation to the historical trading of gilts and related derivatives. In May 2023, the CMA announced its case against HSBC Bank plc and HSBC Holdings, and both HSBC companies are contesting the CMA’s allegations.
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market. This matter is at an early stage. It is possible that additional civil actions will be initiated against HSBC in relation to its historical gilts trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:
–an investigation by the PRA in connection with depositor protection arrangements in the UK;
–an investigation by the FCA in connection with collections and recoveries operations in the UK;
–investigations by prosecuting authorities in Germany and France in connection with the dividend withholding tax treatment of certain trading activities;
–an investigation by the US Commodity Futures Trading Commission (‘CFTC’) regarding interest rate swap transactions related to bond issuances, among other things. HSBC has reached a settlement with the CFTC to resolve this investigation, and this matter is now closed;
–investigations by the CFTC and the US Securities and Exchange Commission (‘SEC‘) concerning compliance with records preservation requirements relating to the use of unapproved electronic messaging platforms for business communications. HSBC has reached settlements with the CFTC and SEC to resolve these investigations, and these matters are now closed;
–investigations by tax administration, regulatory and law enforcement authorities in various countries in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation;
–a lawsuit brought in the US District Court for the Northern District of California, by First-Citizens Bank & Trust Company (‘First Citizens’) against various HSBC companies and seven HSBC US employees who had previously worked for Silicon Valley Bank (‘SVB’) alleging, among other things, that HSBC conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or First Citizens;
–litigation brought against various HSBC companies in New York State court relating to residential mortgage-backed securities, based primarily on (a) claims brought against HSBC Bank USA in connection with its role as trustee on behalf of various securitisation trusts; and (b) claims against several HSBC companies seeking to have the defendants repurchase various mortgage loans;
–a putative class action brought in the US District Court for the Southern District of New York relating to the Mexican government bond market;
–claims issued by two separate investor groups against HSBC UK Bank plc (as successor to HSBC Private Bank (UK) Limited (‘PBGB’)) in the High Court of England and Wales in connection with PBGB’s role in the development of Eclipse film finance schemes; and
–two group actions pending in federal courts in the US and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009. HSBC Bank plc has reached settlements with the plaintiffs in the US and UK to resolve these claims. The US settlement is subject to court approval and the UK settlement has concluded.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.

14	Transactions with related parties
There were no changes in the related party transactions described in the Annual Report and Accounts 2022 that have had a material effect on the financial position or performance of HSBC in the half-year to 30 June 2023. All related party transactions that took place in the half-year to 30 June 2023 were similar in nature to those disclosed in the Annual Report and Accounts 2022.

132	HSBC Holdings plc

15	Assets held for sale, liabilities of disposal groups held for sale and business acquisitions

	At
	30 Jun	31 Dec
	2023	2022
	$m	$m
Disposal groups	94,995	118,055
Unallocated impairment losses[1]	(298)	(2,385)
Non-current assets held for sale[2]	783	249
Assets held for sale	95,480	115,919
Liabilities of disposal groups held for sale	87,241	114,597
1 This represents impairment losses in excess of the carrying value of the non-current assets included in the measurement scope of IFRS 5.
2 Includes $0.5bn of US commercial real estate loans classified as held for sale at 30 June 2023.
Disposal groups
Planned sale of our retail banking operations in France
On 25 November 2021, HSBC Continental Europe signed a framework agreement with Promontoria MMB SAS (‘My Money Group’) and its subsidiary Banque des Caraïbes SA, regarding the planned sale of HSBC Continental Europe’s retail banking operations in France. The sale, which is subject to information and consultation processes with respective works councils, regulatory approvals and the satisfaction of other relevant conditions, included: HSBC Continental Europe’s French retail banking operations; the Crédit Commercial de France (‘CCF’) brand; and HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement.
During 1Q23, the completion of the planned transaction became less certain. This was due to a significant rise in interest rates in France, which is expected to increase the amount of capital required by the buyer on completion. Given the completion of the sale had become less certain, we were required by IFRS 5 to change the accounting classification of our retail banking operations in France to be no longer classified as held for sale, resulting in a $2.1bn reversal of the previously recognised impairment in respect of the sale. The related $0.4bn impairment of goodwill previously recognised was not reversed.
On 14 June 2023, HSBC Continental Europe signed a further memorandum of understanding with the buyer regarding certain potential changes to the terms of the sale, which are designed to enable the buyer to satisfy its future capital requirements and to obtain regulatory approval for the transaction. The potential changes foresee: the retention of $7.5bn of home and other loans by HSBC Continental Europe that were originally planned to transfer as part of the sale, the inclusion in the perimeter for sale of a cash amount equivalent to the carrying value of the retained portfolio of loans, and the setting of the net asset value of the transferred business by reference to relevant prevailing market rates at completion. In addition, depending on the prevailing market rates at completion, HSBC Continental Europe may receive a profit participation interest in exchange for investing capital into the top holding company of My Money Group, such that the aggregate of the actual net asset value delivered at completion and the investment made in the profit participation interest would not exceed €1.768bn. The potential changes also foresee the retention of the CCF brand, the entry into a long-term agreement to license it to the buyer and certain enhancements to the insurance and asset management distribution agreements with the buyer. The transaction remains subject to information and consultation processes with respective works councils and regulatory approvals, and the parties aim to complete on 1 January 2024.
Taking into account the potential changes, the transaction is expected to result in the recognition of a pre-tax loss on sale estimated up to €2.0bn ($2.2bn) upon reclassification of the business as held for sale. This is expected during the second half of 2023 provided sufficient progress is demonstrated to support the appropriate level of probability of successful completion. Once that threshold is achieved, the disposal group will be reclassified as held for sale and will be remeasured at the lower of carrying amount and fair value less costs to sell at each reporting period. Any remaining gains or losses not previously recognised and the reversal of any remaining deferred tax assets and liabilities, will be recognised on completion.
At 30 June 2023, a deferred tax liability of $0.4bn was recognised as a consequence of the temporary difference in tax and accounting treatment in respect of the provision for loss on disposal, which was deductible in the French tax return in 2021 but will be accounted for when the disposal group is classified as held for sale in accordance with IFRS 5, at which time the deferred tax liability will reverse.
Agreed sale of our banking business in Canada
On 29 November 2022, HSBC Holdings plc announced that its wholly-owned subsidiary, HSBC Overseas Holdings (UK) Limited, had entered into an agreement for the sale of its banking business in Canada to Royal Bank of Canada. Completion of the transaction is expected to occur in the first quarter of 2024, subject to regulatory and governmental approvals.
The majority of the estimated gain on sale of $5.3bn will be recognised on completion, reduced by earnings recognised by the Group in the period to completion. The estimated pre-tax profit on the sale will be recognised through a combination of the consolidation of HSBC Canada’s results into the Group’s financial statements (between the 30 June 2022 net asset reference date and until completion), and the remaining gain on sale recognised at completion. There would be no tax on the gain recognised at completion. At 30 June 2023, total assets of $87.2bn and total liabilities of $80.4bn met the criteria to be classified as held for sale in accordance with IFRS 5.
Planned sale of our branch operations in Greece
On 24 May 2022, HSBC Continental Europe signed a sale and purchase agreement for the sale of its branch operations in Greece to Pancreta Bank SA. In the second quarter of 2022, we recognised a loss of $0.1bn, including goodwill impairment, upon reclassification as held for sale in accordance with IFRS 5. At 30 June 2023, the disposal group included $0.3bn of loans and advances to customers and $1.5bn of customer accounts.

HSBC Holdings plc	133

Notes on the interim condensed financial statements (unaudited)

Planned sale of our business in Russia
On 30 June 2022, following a strategic review of our business in Russia, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) entered into an agreement for the planned sale of its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company). Completion of the transaction is subject to regulatory and governmental approvals. In 2022, a $0.3bn loss on the planned sale was recognised, upon reclassification as held for sale in accordance with IFRS 5. Completion is currently expected to occur in the second half of 2023. At 30 June 2023, the business remained classified as held for sale.
Planned merger of our business Oman
On 15 November 2022, HSBC Bank Oman SAOG entered into a binding merger agreement with Sohar International Bank SAOG, under which the two banks agreed to take the necessary steps to implement a merger by incorporation, whereby HSBC Bank Oman would merge into Sohar International Bank. On 5 February 2023, HSBC Bank Oman received approval from the Central Bank of Oman for the proposed merger. On 20 June 2023, the merger was approved by the shareholders of HSBC Bank Oman and Sohar International Bank through their respective Extraordinary General Meetings. The merger is expected to be completed in the third quarter of 2023. Upon completion of the merger, all of the assets and liabilities of HSBC Bank Oman would be transferred to Sohar International Bank, and HSBC Bank Oman would be dissolved with the shareholders of HSBC Bank Oman entitled to receive consideration in cash and/or shares in Sohar International Bank. In addition, HSBC Bank Middle East Limited is planning to establish a new wholesale banking branch in Oman subject to regulatory approvals. At 30 June 2023, $6.0bn in assets and $5.3bn in liabilities were reclassified as held for sale in accordance with IFRS 5.

At 30 June 2023, the major classes of assets and associated liabilities of disposal groups held for sale, including allocated impairment losses, were as follows:

	Canada	Oman	Other	Total
	$m	$m	$m	$m
Assets of disposal groups held for sale
Cash and balances at central banks	3,541	576	1,109	5,226
Trading assets	2,273	—	6	2,279
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	15	—	—	15
Derivatives	584	—	1	585
Loans and advances to banks	76	891	182	1,149
Loans and advances to customers	55,932	2,975	303	59,210
Reverse repurchase agreements – non-trading	3,254	—	125	3,379
Financial investments[1]	17,424	1,418	21	18,863
Goodwill	225	—	—	225
Prepayments, accrued income and other assets	3,913	128	23	4,064
Total assets at 30 Jun 2023	87,237	5,988	1,770	94,995

Liabilities of disposal groups held for sale
Trading liabilities	1,903	—	2	1,905
Deposits by banks	175	77	1	253
Customer accounts	59,813	4,878	1,463	66,154
Repurchase agreements – non-trading	2,615	—	—	2,615
Derivatives	788	—	—	788
Debt securities in issue	9,127	—	—	9,127
Subordinated liabilities	8	—	—	8
Accruals, deferred income and other liabilities	5,975	383	33	6,391
Total liabilities at 30 Jun 2023	80,404	5,338	1,499	87,241

Expected date of completion	First half of 2024	Second half of 2023
Operating segment	All global businesses	All global businesses
1 Includes financial investments measured at fair value through other comprehensive income of $12,119m and debt instruments measured at amortised cost of $6,744m.
Business acquisitions
Silicon Valley Bank UK Limited (now HSBC Innovation Bank Limited)
In March 2023, HSBC UK Bank plc acquired Silicon Valley Bank UK Limited (‘SVB UK’), and in June 2023 changed its legal entity name to HSBC Innovation Bank Limited. The acquisition was funded from existing resources and brought the staff, assets and liabilities of SVB UK into the HSBC portfolio. On acquisition, we performed a preliminary assessment of the fair value of the assets and liabilities purchased. We established an opening balance sheet on 13 March 2023 and applied the result of the fair value assessment, which resulted in a reduction in net assets of $0.2bn. The provisional gain on acquisition of $1.5bn represents the difference between the consideration paid of £1 and the net assets acquired. This gain could change as further due diligence is performed within 12 months of the acquisition, as allowed by IFRS 3 ‘Business Combinations’.
HSBC Innovation Bank Limited contributed $146m of revenue and $66m to the Group profit after tax for the period from the 13 March 2023 to 30 June 2023. As per the disclosure requirement set out in IFRS 3 ‘Business Combinations’, if HSBC Innovation Bank Limited had been acquired on 1 January 2023 and included in the Group results, management estimates that for the six months to 30 June 2023 the Group consolidated revenue would have been $37,024m and the Group consolidated profit after tax would have been $18,149m. In determining these, management has assumed that the fair value adjustments that arose on acquisition would have been the same if the acquisition had occurred on 1 January 2023.

134	HSBC Holdings plc

The details of the business combination are as follows:

At
13 March
2023
$m
Fair value of assets acquired	11,291
Fair value of liabilities acquired	(9,784)
Fair value of net assets acquired	1,507

Provisional gain on acquisition	1,507
Consideration transferred settled in cash	—
Cash and cash equivalents acquired	1,243
Net cash inflow on acquisition	1,243

16	Effects of adoption of IFRS 17
On 1 January 2023, the Group adopted IFRS 17 ‘Insurance Contracts’, and as required by the standard applied the requirements retrospectively, with comparatives restated from the transition date, 1 January 2022. Under IFRS 17 there is no PVIF intangible asset recognised. Instead, the measurement of the insurance contract liability is based on groups of insurance contracts and includes fulfilment cash flows, as well as the CSM unearned profit. The impact of transitioning to IFRS 17 on the consolidated financial statements of the Group was a reduction to total equity of $10,459m at 1 January 2022. In contrast to the Group’s IFRS 4 accounting where profits are recognised upfront, under IFRS 17 they are deferred within the CSM which is systematically recognised in revenue as services are provided over the expected coverage period of groups of insurance contracts. Losses resulting from the recognition of onerous contracts are not deferred but recognised in the income statement as they arise. The impact on the Group’s consolidated balance sheet, income statement and other comprehensive income are set out in the tables below.
Further information about the effect of the adoption of IFRS 17 is provided in Note 1 ‘Basis of preparation of material accounting policies’ on page 113 and in the Report on Transition to IFRS 17 ‘Insurance Contracts’ issued on 2 May 2023.

IFRS 17 transition impact on the Group consolidated balance sheet at 1 January 2022

	IFRS 4	Removal of PVIF and IFRS 4	Remeasure-ment effect of IFRS 9 re-designations	IFRS 17 fulfilment cash flows	IFRS 17 CSM	Tax effect	IFRS 17	Total movements
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	49,804	—	60,991	—	—	—	110,795	60,991
Loans and advances to banks	83,136	—	(569)	—	—	—	82,567	(569)
Loans and advances to customers	1,045,814	—	(1,280)	—	—	—	1,044,534	(1,280)
Financial investments	446,274	—	(54,269)	—	—	—	392,005	(54,269)
Goodwill and intangible assets	20,622	(9,453)	—	—	—	—	11,169	(9,453)
Deferred tax assets	4,624	—	—	—	—	808	5,432	808
All other assets	1,307,665	(4,468)	—	4,198	(105)	—	1,307,290	(375)
Total assets	2,957,939	(13,921)	4,873	4,198	(105)	808	2,953,792	(4,147)
Liabilities and equity
Liabilities
Insurance contract liabilities	112,745	(112,745)	—	109,393	9,914	—	119,307	6,562
Deferred tax liabilities	4,673	—	—	—	—	(1,379)	3,294	(1,379)
All other liabilities	2,633,744	78	—	1,102	(51)	—	2,634,873	1,129
Total liabilities	2,751,162	(112,667)	—	110,495	9,863	(1,379)	2,757,474	6,312
Total shareholders’ equity	198,250	92,738	4,558	(99,631)	(8,847)	1,947	189,015	(9,235)
Non-controlling interests	8,527	6,008	315	(6,666)	(1,121)	240	7,303	(1,224)
Total equity	206,777	98,746	4,873	(106,297)	(9,968)	2,187	196,318	(10,459)
Total liabilities and equity	2,957,939	(13,921)	4,873	4,198	(105)	808	2,953,792	(4,147)

Transition drivers
Removal of PVIF and IFRS 4 balances
The PVIF intangible asset of $9,453m previously reported under IFRS 4 within ‘Goodwill and intangible assets’ arose from the upfront recognition of future profits associated with in-force insurance contracts. The PVIF intangible asset is no longer reported following the transition to IFRS 17, as future profits are deferred within the CSM. Other IFRS 4 insurance contract assets (shown above within ‘All other assets’) and insurance contract liabilities are removed on transition, to be replaced with IFRS 17 balances.
IFRS 9 asset re-designation
Loans and advances of $1,849m and debt securities of $53,201m, both supporting associated insurance liabilities, were re-designated from an amortised cost classification to fair value through profit and loss. Debt securities supporting the associated insurance liabilities of $1,068m were reclassified from fair value through other comprehensive income to fair value through profit or loss. The re-designations were made in order to more closely align the asset accounting with the valuation of the associated insurance liabilities. The re-designation of amortised cost assets generated a net increase to assets of $4,873m because the fair value measurement on transition was higher than the previous amortised cost carrying amount.

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Notes on the interim condensed financial statements (unaudited)

Recognition of the IFRS 17 fulfilment cash flows
The measurement of the insurance contracts liabilities under IFRS 17 is based on groups of insurance contracts and includes a liability for fulfilling the insurance contracts, such as premiums, expenses, insurance benefits and claims including policyholder returns and the cost of guarantees. These are recorded within the fulfilment cash flow component of the insurance contract liability, together with the risk adjustment for non-financial risk.
Recognition of the IFRS 17 CSM
The CSM is a component of the insurance contract liability and represents the future unearned profit associated with insurance contracts which will be released to the profit and loss over the expected coverage period.
Tax effect
The removal of deferred tax liabilities primarily results from the removal of the associated PVIF intangible asset, and new deferred tax assets are reported, where appropriate, on temporary differences between the new IFRS 17 accounting balances and their associated tax bases.
IFRS 17 transition impact on the reported Group consolidated income statement for the 6 months ended 30 June 2022

	IFRS 4	Removal of PVIF and IFRS 4	Remeasure-ment effect of IFRS 9 re-designations	Insurance finance income/expense	IFRS 17 CSM	Onerous contracts	Experience variance and other	Attribut- able expenses	Tax effect	IFRS 17
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	14,451	—	(1,066)	—	—	—	—	—	—	13,385
Net fee income	6,064	—	—	—	—	—	—	164	—	6,228
Net income from financial instruments held for trading or managed on a fair value basis	4,921	—	(65)	—	—	—	—	—	—	4,856
Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(3,051)	—	(8,798)	—	—	—	—	—	—	(11,849)
Net insurance premium income	7,646	(7,646)	—	—	—	—	—	—	—	—
Insurance finance income/(expense)	—	—	—	11,773				—	—	11,773
Insurance service result	—	—	—	—	459	(120)	31	—	—	370
– insurance revenue	—	—	—	—	459		521	—	—	980
– insurance service expense	—	—	—	—		(120)	(490)	—	—	(610)
Other operating income/(loss)	654	(892)		52			(32)			(218)
Total operating income	30,685	(8,538)	(9,929)	11,825	459	(120)	(1)	164	—	24,545
Net insurance claims and benefits paid and movement in liabilities to policyholders	(5,449)	5,449	—	—	—	—	—	—	—	—
Net operating income before change in expected credit losses and other credit impairment charges	25,236	(3,089)	(9,929)	11,825	459	(120)	(1)	164	—	24,545
Change in expected credit losses and other credit impairment charges	(1,090)	—	3	—	—	—	—	—	—	(1,087)
Net operating income	24,146	(3,089)	(9,926)	11,825	459	(120)	(1)	164	—	23,458
Total operating expenses	(16,419)		—	—	—	—	—	292	—	(16,127)
Operating profit	7,727	(3,089)	(9,926)	11,825	459	(120)	(1)	456	—	7,331
Share of profit in associates and joint ventures	1,449	—	—	—	—	—	—	—	—	1,449
Profit before tax	9,176	(3,089)	(9,926)	11,825	459	(120)	(1)	456	—	8,780
Tax expense	39	—	—	—	—	—	—	—	112	151
Profit for the period	9,215	(3,089)	(9,926)	11,825	459	(120)	(1)	456	112	8,931

Transition drivers
Removal of IFRS 4-based revenue items
As a result of the removal of the PVIF intangible asset and IFRS 4 results, the associated revenue of $892m for the six months to 30 June 2022 that was previously reported within ‘Other operating income’ is no longer reported under IFRS 17. This includes the removal of the value of new business and changes to PVIF intangible asset from valuation adjustments and experience variances.
On the implementation of IFRS 17, new income statement line items associated with insurance contract accounting were introduced. Consequently, the previously reported IFRS 4 line items ‘Net insurance premium income’ and ‘Net insurance claims and benefits paid and movement in liabilities to policyholders’ were also removed.
IFRS 9 re-designations
Following the re-designation of financial assets supporting associated insurance liabilities to fair value through profit or loss classification, the related income statement reporting also changed. Under our previous IFRS 4-based reporting convention, these assets generated interest income of $1,066m for the six months to 30 June 2022, which is no longer reported in ‘Net interest income’ under IFRS 17. To the extent that this interest income was shared with policyholders, the corresponding policyholder sharing obligation was previously included within the ‘net insurance claims and benefits paid and movement in liabilities to policyholders’ line.
Following re-designation to fair value through profit or loss, gains and losses from changes in the fair value of underlying assets, together with interest income earned, are both reported within ‘Net expense from assets and liabilities of insurance businesses, including related derivatives,

136	HSBC Holdings plc

measured at fair value through profit or loss’. Similar to an IFRS 4 basis, IFRS 17 accounting provides for an offset. While this offset was reported within the claims line under IFRS 4, under IFRS 17 it is reported within the ‘Insurance finance income/(expense)’ line described below.
Introduction of IFRS 17 income statement
Insurance finance income/(expense)
Insurance finance income/(expense) of $11,773m for the six months to 30 June 2022 represents the change in the carrying amount of insurance contracts arising from the effect of, and changes in, the time value of money and financial risk. For variable fee approach contracts, which represent more than 90% of HSBC’s insurance contracts, the insurance finance income/(expense) includes the changes in the fair value of underlying items (excluding additions and withdrawals). It therefore has an offsetting impact to investment income earned on underlying assets supporting insurance contracts. This includes an offsetting impact to the gains and losses on assets re-designated on transition to fair value through profit or loss, and which is now included in ‘Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’.
CSM
Revenue is recognised for the release of the CSM associated with the in-force business, which was allocated at a rate of approximately 9% during 2022. The CSM release is largely impacted by the constant measure allocation approach for investment services, but may vary over time primarily due to changes in the total amount of CSM reported on the balance sheet from factors such as new business written, changes to levels of actual returns earned on underlying assets, or changes to assumptions.
Onerous contracts
Losses on onerous contracts are taken to the income statement as incurred.
Experience variance and other
‘Experience variance and other’ represents the expected expenses, claims and recovery of acquisition cash flows, which are reported as part of the insurance revenue. This is offset with the actual expenses and claims incurred in the period and amortisation of acquisition cash flows, which are reported as part of insurance service expense.
Attributable expenses
Directly attributable expenses are the costs associated with originating and fulfilling an identified portfolio of insurance contracts. These costs include distribution fees paid to third parties as part of originating insurance contracts together with appropriate allocations of fixed and variable overheads, which are included within the fulfilment cash flows and are no longer shown on the operating expenses line.
IFRS 17 transition impact on the Group comprehensive income

	Half year to
	31 Dec	31 Dec	30 Jun	30 Jun
	2022	2022	2022	2022
	IFRS 17	IFRS 4	IFRS 17	IFRS 4
	$m	$m	$m	$m
Opening total equity for the period	186,105	196,690	196,318	206,777
of which
– retained earnings	140,860	150,417	135,236	144,458
– financial assets at FVOCI reserve	(6,011)	(5,354)	49	(634)
– insurance finance reserve	664	—	(696)	—
Profit for the period	7,318	7,455	8,931	9,215
Debt instruments at fair value through other comprehensive income	(986)	(561)	(6,246)	(4,907)
Equity instruments designated at fair value through other comprehensive income	(51)	(51)	158	158
Insurance finance income recognised in other comprehensive income	415	—	1,360	—
Other comprehensive expense for the period, net of tax	(4,090)	(3,990)	(7,801)	(7,950)
Total comprehensive (expense)/income for the period	2,606	2,853	(3,598)	(3,484)
Other movements	(3,514)	(3,515)	(6,615)	(6,603)
Closing total equity for the period	185,197	196,028	186,105	196,690
Transition drivers
Insurance finance reserve
The insurance finance reserve reflects the impact of the adoption of the other comprehensive income option for our insurance business in France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in OCI. At the transition date an insurance finance reserve of $696m was recognised and following transition, gains net of tax of $1,360m were recorded in the six months to 30 June 2022 and $415m for the six-month period to 31 December 2022. An offsetting fair value through other comprehensive income reserve of $683m recorded on transition represents the accumulated fair value movements on assets supporting these insurance liabilities, with associated losses net of tax of $1,439m recorded within the fair value through other comprehensive income reserve for the six months to 30 June 2022 and $459m for the six months to 31 December 2022.

HSBC Holdings plc	137

Notes on the interim condensed financial statements (unaudited)

Group‘s consolidated balance sheet as at the transition date and at 31 December 2022
	IFRS 17		IFRS 4
	31 Dec	1 Jan	31 Dec	31 Dec
	2022	2022	2022	2021
	$m	$m	$m	$m
Assets
Cash and balances at central banks	327,002	403,018	327,002	403,018
Items in the course of collection from other banks	7,297	4,136	7,297	4,136
Hong Kong Government certificates of indebtedness	43,787	42,578	43,787	42,578
Trading assets	218,093	248,842	218,093	248,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	100,101	110,795	45,063	49,804
Derivatives	284,159	196,882	284,146	196,882
Loans and advances to banks	104,475	82,567	104,882	83,136
Loans and advances to customers	923,561	1,044,534	924,854	1,045,814
Reverse repurchase agreements – non-trading	253,754	241,648	253,754	241,648
Financial investments	364,726	392,005	425,564	446,274
Assets held for sale	115,919	3,411	115,919	3,411
Prepayments, accrued income and other assets	156,149	136,196	156,866	136,571
Current tax assets	1,230	970	1,230	970
Interests in associates and joint ventures	29,254	29,609	29,254	29,609
Goodwill and intangible assets	11,419	11,169	21,321	20,622
Deferred tax assets	8,360	5,432	7,498	4,624
Total assets	2,949,286	2,953,792	2,966,530	2,957,939
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	43,787	42,578	43,787	42,578
Deposits by banks	66,722	101,152	66,722	101,152
Customer accounts	1,570,303	1,710,574	1,570,303	1,710,574
Repurchase agreements – non-trading	127,747	126,670	127,747	126,670
Items in the course of transmission to other banks	7,864	5,214	7,864	5,214
Trading liabilities	72,353	84,904	72,353	84,904
Financial liabilities designated at fair value	127,321	145,503	127,327	145,502
Derivatives	285,762	191,064	285,764	191,064
Debt securities in issue	78,149	78,557	78,149	78,557
Liabilities of disposal groups held for sale	114,597	9,005	114,597	9,005
Accruals, deferred income and other liabilities	134,313	115,900	133,240	114,773
Current tax liabilities	1,135	699	1,135	698
Insurance contract liabilities	108,816	119,307	114,844	112,745
Provisions	1,958	2,566	1,958	2,566
Deferred tax liabilities	972	3,294	2,422	4,673
Subordinated liabilities	22,290	20,487	22,290	20,487
Total liabilities	2,764,089	2,757,474	2,770,502	2,751,162
Equity
Called up share capital	10,147	10,316	10,147	10,316
Share premium account	14,664	14,602	14,664	14,602
Other equity instruments	19,746	22,414	19,746	22,414
Other reserves	(9,133)	6,447	(9,141)	6,460
Retained earnings	142,409	135,236	152,068	144,458
Total shareholders‘ equity	177,833	189,015	187,484	198,250
Non-controlling interests	7,364	7,303	8,544	8,527
Total equity	185,197	196,318	196,028	206,777
Total liabilities and equity	2,949,286	2,953,792	2,966,530	2,957,939

17	Events after the balance sheet date
On 28 July 2023, HSBC Continental Europe completed the sale of its branch operations in Greece to Pancreta Bank SA. A loss of $0.1bn, including goodwill impairment, was recognised upon reclassification to held for sale, in accordance with IFRS 5 in the second quarter of 2022.
A second interim dividend for 2023 of $0.10 per ordinary share in respect of the financial year ending 31 December 2023 was approved by the Directors on 1 August 2023, as described in Note 3. On 1 August 2023, HSBC Holdings announced a share buy-back programme to purchase its ordinary shares up to a maximum consideration of $2.0bn, which is expected to commence shortly and complete within three months.

18	Interim Report 2023 and statutory accounts
The information in this Interim Report 2023 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. This Interim Report 2023 was approved by the Board of Directors on 1 August 2023. The statutory accounts of HSBC Holdings plc for the year ended 31 December 2022 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006.

138	HSBC Holdings plc

Shareholder information

Contents
139	1	Directors’ interests	145	10	Earnings release
141	2	Employee share plans	145	11	Final results
143	3	Share buy-back	145	12	Corporate governance
144	4	Other equity instruments	146	13	Changes in Directors’ details
144	5	Notifiable interests in share capital	146	14	Going concern basis
144	6	Dealings in HSBC Holdings listed securities	146	15	Telephone and online share dealing service
145	7	Second interim dividend for 2023	146	16	Stock symbols
145	8	Dividend on preference share	146	17	Copies of the Interim Report 2023 and shareholder enquiries and communications
145	9	Proposed interim dividends for 2023

1	Directors’ interests
According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, at 30 June 2023 the Directors of HSBC Holdings had the following interests, all beneficial unless otherwise stated, in the shares or debentures of HSBC Holdings and its associated corporations:

Directors’ interests – shares and debentures
	At 1 Jan 2023 or date of appointment, if later	At 30 Jun 2023 or date of retirement, if earlier
	Total interests	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests
HSBC Holdings ordinary shares
Geraldine Buckingham[1]	15,000	15,000	—	—	—	15,000
Rachel Duan[1]	15,000	15,000	—	—	—	15,000
Georges Elhedery[2] (appointed to the Board on 1 Jan 2023)	572,575	689,181	—	—	—	689,181
Dame Carolyn Fairbairn	15,000	15,000	—	—	—	15,000
James Forese[1]	115,000	115,000	—	—	—	115,000
Steven Guggenheimer[1]	15,000	—	—	15,000	—	15,000
José Antonio Meade Kuribreña[1]	15,000	15,000	—	—	—	15,000
Kalpana Morparia (appointed to the Board on 1 Mar 2023)	—	—	—	—	—	—
Eileen Murray[1]	75,000	75,000	—	—	—	75,000
David Nish	50,000	—	50,000	—	—	50,000
Noel Quinn[2]	1,422,650	1,620,739	—	—	—	1,620,739
Jackson Tai[1,3] (retired on 5 May 2023)	66,515	32,800	11,965	21,750	—	66,515
Mark Tucker	307,352	307,352	—	—	—	307,352
1    Geraldine Buckingham has an interest in 3,000, Rachel Duan in 3,000, James Forese in 23,000, Steven Guggenheimer in 3,000, José Antonio Meade Kuribreña in 3,000, Eileen Murray in 15,000 and Jackson Tai had an interest in 13,303 listed American Depositary Shares (‘ADSs’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
2    Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings Savings-Related Share Option Plan (UK) and the HSBC Share Plan 2011 are set out on the following pages. At 30 June 2023, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans, were: Noel Quinn – 4,892,153 and Georges Elhedery – 1,878,652. Each Director’s total interests represents approximately 0.02% of the shares in issue and 0.01% of the shares in issue excluding treasury shares.
3    Jackson Tai’s holding included a non-beneficial interest in 11,965 shares of which he is custodian.

HSBC Holdings plc	139

Additional information

HSBC Holdings Savings-Related Share Option Plan (UK)
Currently no executive Directors participate in a Savings-Related Share Option Plan. For further details of the Savings-Related Share Option Plan, see page 141.
HSBC Share Plan 2011
Conditional awards of deferred shares
Vesting of deferred share awards is normally subject to the Director remaining an employee on the vesting date. The awards may vest at an earlier date in certain circumstances. Under the Securities and Futures Ordinance of Hong Kong, interests in conditional share awards are categorised as the interests of the beneficial owner.

Deferred share awards
			HSBC Holdings ordinary shares
	Date of award	Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2023		Awards vested during the period to 30 Jun 2023		Awards held at
			1 Jan 2023	Number	Monetary value	Number	Monetary value	30 Jun 2023
					£000		£000
Noel Quinn	27/2/2017[1]	2020–2024	37,086	—	—	19,097	110	19,375[2]
	26/2/2018[3]	2021–2025	64,515	—	—	21,504	122	43,011
	25/2/2019[4]	2022–2026	112,468	—	—	28,117	161	84,351
	24/2/2020[5]	2023–2027	201,702	—	—	40,340	231	161,362
	27/2/2023[6]	2023	—	170,206	1,077	170,206	1,077	—
Georges Elhedery (appointed 1 Jan 2023)	25/2/2019[7]	2020–2024	34,386	—	—	17,193	99	17,193
	24/2/2020[5]	2023–2027	147,661	—	—	29,532	169	118,129
	01/3/2021[8]	2024–2028	305,523	—	—	—	—	305,523
	28/2/2022[9]	2025–2029	273,163	—	—	—	—	273,163
	27/2/2023[6]	2023	—	112,568	712	112,568	712	—

1At the date of the award (27 February 2017), the market value per share was £6.5030. The award will vest in five equal annual tranches. The fourth tranche vested on 13 March 2023 at a market value of £5.7362. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. The closing price of the shares immediately before the date on which the awards were vested was £5.9260.
2Includes any additional shares arising from dividend equivalents.
3At the date of the award (26 February 2018), the market value per share was £7.2340. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches. The third tranche vested on 14 March 2023 at a market value of £5.6710. The closing price of the shares immediately before the date on which the awards were vested was £5.6810.
4At the date of the award (25 February 2019), the market value per share was £6.2350. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches. The second tranche vested on 13 March 2023 at a market value of £5.7362. The closing price of the shares immediately before the date on which the awards were vested was £5.9260.
5At the date of the award (24 February 2020), the market value per share was £5.6220. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches. The first tranche vested on 13 March 2023 at a market value of £5.7362. The closing price of the shares immediately before the date on which the awards were vested was £5.9260.
6The non-deferred award vested immediately on 27 February 2023 and was based on the market value of £6.3277. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The closing price of the shares immediately before 27 February 2023 on which the awards were granted was £6.3570. The fair value of the awards granted on 27 February 2023 was £6.3180 based on IFRS 2 accounting standards. The closing price of the shares immediately before the date on which the awards were vested was £6.3570.
7At the date of the award (25 February 2019), the market value per share was £6.2350. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. The award will vest in five equal annual tranches. The fourth tranche vested on 13 March 2023 at a market value of £5.7362. The closing price of the shares immediately before the date on which the awards were vested was £5.9260.
8At the date of the award (1 March 2021), the market value per share was £4.2620. The award will vest in five equal annual tranches commencing in 2024. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date.
9At the date of the award (28 February 2022), the market value per share was £5.3800. The award will vest in five equal annual tranches commencing in 2025. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date.

140	HSBC Holdings plc

Long-term incentive awards
The long-term incentive award is an award of shares with a three-year performance period. At the end of this performance period and subject to the award terms, the number of shares that vest will be determined based on an assessment against financial and non-financial measures. Subject to that assessment, the shares will vest in five equal annual instalments. On vesting, awards are subject to a retention period of up to one year. Under the Securities and Futures Ordinance of Hong Kong, interests in share awards are categorised as interests of the beneficial owner.

Long-term incentive awards
			HSBC Holdings ordinary shares
	Date of award	Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2023		Awards vested during the period to 30 Jun 2023		Awards held at
			1 Jan 2023	Number	Monetary value	Number	Monetary value	30 Jun 2023
					£000		£000
Noel Quinn	1 Mar 2021[1]	2024–2028	1,118,554	—	—	—	—	1,118,554
	28 Feb 2022[1]	2025–2029	983,339	—	—	—	—	983,339
	27 Feb 2023[2]	2026–2030	—	861,422	5,451	—	—	861,422
Georges Elhedery	28 Feb 2022[1]	2025–2029	223,989	—	—	—	—	223,989
	27 Feb 2023[2]	2026–2030	—	251,474	1,591	—	—	251,474
1    Awards made on 1 March 2021 were based on the market value of £4.2620, awards made on 28 February 2022 were based on the market value of £5.3800 and awards made on 27 February 2023 were based on the market value of £6.357.
2    The closing price of the shares on the day before the grant date was £6.357. The fair value of the awards was £4.6930 based on IFRS 2 accounting standards.
No Directors held any short position (as defined in the Securities and Futures Ordinance of Hong Kong) in the shares or debentures of HSBC Holdings and its associated corporations. Save as stated in the tables above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associates at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period.
There have been no changes in the shares or debentures of the Directors from 30 June 2023 to the date of this report.

2	Employee share plans
Share options and discretionary awards of shares are granted under HSBC share plans to help align the interests of employees with those of shareholders. The following are particulars of share options and share awards, including those held by, or to be granted to, employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance, or former employees. The options and share awards were granted for nil consideration. No options or share awards have been granted to substantial shareholders, suppliers of goods or services, or those with an amount in excess of the 1% individual limit for each share plan. No options or share awards were cancelled by HSBC during the six months to 30 June 2023. The options and share awards were granted only to employees. Particulars of options and share awards held by Directors of HSBC Holdings are set out on page 139.
The number of shares available for the grant of options or share awards under each limit set out in the HSBC share plans at the beginning of 1H23 were 1,038,335,768 and 290,981,959. At the end of 1H23, the number of shares available were 1,017,612,461 and 272,087,852 under each limit. The number of shares that may be issued in respect of options or awards granted under all HSBC share plans divided by the weighted average number of shares of the relevant class in issue for 1H23 is 5.02% and 1.34% under each limit set out in the HSBC share plans.
Summaries of the total number of options and share awards granted, exercised/vested or lapsed during 1H23 are shown in the tables below. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com, and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk. Copies may be obtained upon request from the Group Company Secretary and Chief Governance Officer, 8 Canada Square, London E14 5HQ.
All-employee share plans
The HSBC Holdings Savings-Related Share Option Plan (UK) is an all-employee share option plan under which eligible employees have been granted options to acquire HSBC Holdings ordinary shares. The HSBC International Employee Share Purchase Plan was introduced in 2013 and now includes employees based in 31 jurisdictions. No options are granted under this plan but matching share awards are granted in the form of conditional awards that vest after three years. During 2022, approximately 189,000 employees were offered participation in these plans. During 1H23, no employee was offered participation in the plans. No options or awards under these plans are subject to performance targets.
For options granted under the HSBC Holdings Savings-Related Share Option Plan (UK) employees may make contributions of up to £500 each month over a period of three or five years. The contributions may be used within six months following the third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. Alternatively, the employee may elect to have the savings, plus (where applicable) any interest or bonus, repaid in cash. In the case of redundancy, ceasing employment on grounds of injury or disability, retirement, death, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract. In certain circumstances, the exercise period of options awarded under the all-employee share option plans may be extended; for example, on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period or, if a participant has chosen to defer up to 12 contributions, the start of the normal exercise period will be delayed by up to 12 months.
Under the HSBC Holdings Savings-Related Share Option Plan (UK) the option exercise price is determined by reference to the average market value of the HSBC Holdings ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20%. The HSBC Holdings Savings-Related Share Option Plan (UK) has an expiry date of 24 April 2030 (by which time the plan may be extended with approval from shareholders) unless the Directors resolve to terminate the plan at an earlier date.

HSBC Holdings plc	141

Additional information

Under the HSBC International Employee Share Purchase Plan, shares are purchased on behalf of participants (using their own funds) in the market each quarter up to a maximum annual value of £3,000, or equivalent in local currency, per participant. No options are granted under the HSBC International Employee Share Purchase Plan. However, matching awards in the form of conditional share awards are granted to participants for nil consideration at a ratio of one free share for every three purchased. Matching awards vest subject to continued employment and the retention by the participant of the purchased shares for a maximum period of two years and nine months. The HSBC International Employee Share Purchase Plan has an expiry date of 24 April 2030 (by which time the plan may be extended with approval from shareholders) unless the Directors resolve to terminate the plan at an earlier date.

HSBC Holdings Savings-Related Share Option Plan (UK)
						HSBC Holdings ordinary share options
Dates of award		Exercise price (£)		Usually exercisable		1 Jan 2023	Granted in period	Exercised in period[1]	Lapsed in period	Cancelled in period	30 Jun 2023
from	to	from	to	from	to
21 Sep 2017	27 Sep 2022	(£) 2.6270	(£) 5.9640	1 Nov 2020	28 April 2028	115,650,723	—	2,773,354	3,680,465	—	109,196,904
1The weighted average closing price of the shares immediately before the dates on which options were exercised was £5.9183.

HSBC International Employee Share Purchase Plan – awards of matching shares
					HSBC Holdings ordinary shares under award
Dates of award		Purchase price	Usually vesting		1 Jan 2023	Granted in period	Vested in period	Lapsed in period	Cancelled in period	30 Jun 2023
from	to		from	to
2020	2022	£0	2023	2025	2,347,806	—	—	85,841	—	2,261,965
2020	2022	HK$0	2023	2025	2,854,482	—	—	75,227	—	2,779,255
	11 Jan 2023[1]	£0			—	288,546	—	13,386	—	275,160
	11 Jan 2023[2]	HK$0			—	301,397	—	8,149	—	293,248
	14 Mar 2023[3]	£0			—	42	—	—	—	42
	13 Apr 2023[4]	£0			—	277,730	—	7,422	—	270,308
	13 Apr 2023[5]	HK$0			—	284,890	—	4,079	—	280,811
1The closing price of the shares on the day before the grant date was £5.6410. The fair value of the awards granted was £5.0580 based on IFRS 2 accounting standards.
2 The closing price of the shares on the day before the grant date was HK$53.30. The fair value of the awards granted was £5.0580 based on IFRS 2 accounting standards.
3 The closing price of the shares on the day before the grant date was £5.6810. The fair value of the awards granted was £5.1237 based on IFRS 2 accounting standards.
4 The closing price of the shares on the day before the grant date was £5.6160. The fair value of the awards granted was £4.9941 based on IFRS 2 accounting standards.
5 The closing price of the shares on the day before the grant date was HK$54.75. The fair value of the awards granted was £5.0376 based on IFRS 2 accounting standards.
Awards under HSBC Share Plan 2011
Conditional share awards may be granted on a discretionary basis to employees and former employees. A conditional award of deferred shares defines the number of shares to which the employee will become entitled, which is generally up to three, four, five or seven years from the date of the award, and normally subject to the individual remaining in employment. In some cases, the employee’s entitlement depends upon the satisfaction of a performance condition. The long-term incentive awards and fixed pay allowances are incorporated in the HSBC Share Plan 2011. The maximum value of awards or options that may be granted to an employee in any one year under the HSBC Share Plan 2011 is 600% of the employee’s annual salary. For the purpose of the limit, any deferred share awards made on or shortly after the commencement of employment or in substitution for all or any part of any bonus to which the employee would otherwise have been entitled, are excluded. Participants do not need to pay any consideration for the grant or vesting of an award. The HSBC Share Plan 2011 has an expiry date of 24 April 2030 (by which time the plan may be extended with approval from shareholders) unless the Directors resolve to terminate the plan at an earlier date.

142	HSBC Holdings plc

HSBC Share Plan 2011 – particulars of awards
					HSBC Holdings ordinary shares under award.
Dates of award		Purchase price (£)	Usually vesting		1 Jan 2023	Granted in period	Vested in period[1]	Lapsed in period	Cancelled in period	30 Jun 2023
from	to		from	to
1 Jan 2013	31 Dec 2022	0	1 Mar 2023	30 Mar 2030	119,879,459	—	43,913,965	2,003,869	—	73,961,625
	27 Feb 2023[2]	0	27 Feb 2023	30 Mar 2030	—	59,835,210	19,477,610	159,369	7,612	40,190,619
	27 Feb 2023[3]	0	27 Feb 2023	30 Mar 2030	—	3,800,403	—	—	—	3,800,403
	20 Mar 2023[4]	0	20 Mar 2023	30 Mar 2030	—	2,486,251	760,095	—	—	1,726,156
	15 May 2023[5]	0	15 May 2023	30 Mar 2029	—	1,283,921	391,767	1,662	—	890,492
	15 May 2023[6]	0	15 May 2023	30 May 2028	—	50,946	—	5,738	—	45,208
	1 Mar 2023[7]	0	1 Mar 2023	31 Aug 2026	—	644,298	344,620	1,869	—	297,809
1The weighted average closing price of the shares immediately before the dates on which the awards were vested was £5.9679.
2The closing price on the day before the grant date was £6.3570. The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair values, which vary based on the length of the vesting period, are £6.3180, £5.4370, £5.3450, £5.3110, £5.2410, £5.1860, £5.1300, £5.1050, £5.0570, £4.9310, £4.9210 and £4.6930.
3The closing price on the day before the grant date was £6.3570. The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair values, which vary based on the length of the vesting period, are £6.3180 and £4.6930. Vesting of these awards, which are made up of LTI awards and retention awards, are subject to satisfaction of performance conditions. LTI awards are subject to a combination of financial and non-financial metrics that are detailed in the Directors’ remuneration report in the Annual Report and Accounts. Retention awards are subject to the completion of a strategically important project.
4The closing price on the day before the grant date was £5.4210. The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair values, which vary based on the length of the vesting period, are £5.4170, £4.6650, £4.6620, £4.5830, £4.5540, £4.4480, £4.4460 and £4.0230.
5The closing price on the day before the grant date was £5.9970. The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair values, which vary based on the length of the vesting period, are £6.1100, £5.5310, £5.2720, £5.2600, £5.1710, £5.1380, £5.0160 and £5.0110.
6The closing price on the day before the grant date was £5.9970. The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair value of the awards is £6.1100. Vesting of these awards, which relate to retention awards, are subject to the satisfaction of performance conditions. These retention awards are subject to the completion of a strategically important project.
7Relates to the allocation of dividend equivalent shares in relation to eligible awards.

3	Share buy-back
On 10 May 2023, HSBC Holdings commenced a share buy-back programme to purchase its ordinary shares up to a maximum consideration of $2.0bn. As part of the buy-back programme, shares were repurchased on UK trading venues, including London Stock Exchange, Turquoise, Aquis Exchange and Cboe Europe Limited through the BXE and CXE order books, as well as The Stock Exchange of Hong Kong Limited. The purpose of the buy-back programme is to reduce HSBC’s number of outstanding ordinary shares.
At 30 June 2023, 83,545,603 ordinary shares had been purchased and cancelled from the UK register, representing a nominal value of $41,772,802 and an aggregate consideration paid by HSBC of £507,452,886. The shares cancelled represented 0.415% of the shares in issue and 0.421% of the shares in issue, excluding treasury shares.
At 30 June 2023, 88,400,000 ordinary shares had been purchased from the Hong Kong register, representing a nominal value of $44,200,000 and an aggregate consideration paid by HSBC of HK$5,269,455,949. The shares purchased represented 0.439% of the shares in issue and 0.446% of the shares in issue, excluding treasury shares. The shares purchased are cancelled in batches, with 74,000,000 shares cancelled at 30 June 2023.
At 30 June 2023, the Company held 325,273,407 shares in treasury which were repurchased during the 2016 buy-back and were not cancelled at the time. All shares repurchased pursuant to subsequent buy-backs have been cancelled. The Board intends to consider the cancellation of the treasury shares in due course.
The table that follows outlines details of the shares purchased and cancelled on a monthly basis during 2023.

Share buy-back – UK venues
	Number of shares purchased and cancelled	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		£	£	£	£
May 2023	31,169,005	6.2000	5.8710	6.0716	189,244,725
Jun 2023	52,376,598	6.1900	5.8810	6.0754	318,208,161
Total	83,545,603				507,452,886

Share buy-back – Hong Kong venues
	Number of shares purchased	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		HK$	HK$	HK$	HK$
May 2023	37,500,000	59.9500	57.2000	59.0377	2,213,913,666
Jun 2023	50,900,000	61.4500	57.1000	60.0303	3,055,542,283
Total	88,400,000				5,269,455,949

HSBC Holdings plc	143

Additional information

4	Other equity instruments
Additional tier 1 capital – contingent convertible securities
HSBC Holdings continues to issue contingent convertible securities that are included in its capital base as fully CRR II-compliant additional tier 1 capital securities on an end point basis. These securities are marketed principally and subsequently allotted to corporate investors and fund managers. The net proceeds of the issuances are typically used for HSBC Holdings’ general corporate purposes and to further strengthen its capital base to meet requirements under CRR II. These securities bear a fixed rate of interest until their initial call dates. After the initial call dates, if they are not redeemed, the securities will bear interest at rates fixed periodically in advance for five-year periods based on credit spreads, fixed at issuance, above prevailing market rates. Interest on the contingent convertible securities will be due and payable only at the sole discretion of HSBC Holdings, and HSBC Holdings has sole and absolute discretion at all times to cancel for any reason (in whole or part) any interest payment that would otherwise be payable on any payment date. Distributions will not be paid if they are prohibited under UK banking regulations or if the Group has insufficient reserves or fails to meet the solvency conditions defined in the securities’ terms.
The contingent convertible securities are undated and are repayable at the option of HSBC Holdings in whole typically at the initial call date or on any fifth anniversary after this date. In addition, the securities are repayable at the option of HSBC Holdings in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA. These securities rank pari passu with HSBC Holdings’ sterling preference share and therefore rank ahead of ordinary shares. The contingent convertible securities will be converted into fully paid ordinary shares of HSBC Holdings at a predetermined price, should HSBC’s consolidated non-transitional CET1 ratio fall below 7.0%. Therefore, in accordance with the terms of the securities, if HSBC’s non-transitional CET1 ratio breaches the 7.0% trigger, the securities will convert into ordinary shares at the fixed contractual conversion prices in the issuance currencies of the relevant securities, equivalent to £2.70 at the prevailing rate of exchange on the issuance date, subject to anti-dilution adjustments. During the first half of 2023, HSBC Holdings issued $2,000m contingent convertible securities and called and repaid $2,350m contingent convertible securities.

5	Notifiable interests in share capital
Between 1 January 2023 and 30 June 2023, HSBC Holdings did not receive any notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the Disclosure, Guidance and Transparency Rules, which had not been amended or withdrawn. No further notifications had been received between 30 June 2023 and 20 July 2023.
Previous notifications received, which have not been amended or withdrawn, are as follows:
–BlackRock, Inc. gave notice on 3 March 2020 that on 2 March 2020 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,235,558,490; qualifying financial instruments with 7,294,459 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with a similar economic effect to qualifying financial instruments, which refer to 2,441,397 voting rights, representing 6.07%, 0.03% and 0.01%, respectively, of the total voting rights at 2 March 2020.
–Ping An Asset Management Co., Ltd. gave notice on 6 December 2017 that on 4 December 2017 it had an indirect interest in HSBC Holdings ordinary shares of 1,007,946,172, representing 5.04% of the total voting rights at that date.
At 30 June 2023, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong, the following notifications of major holdings have been made to HSBC Holdings and have not been amended or withdrawn:
–BlackRock, Inc. gave notice on 9 March 2022 that on 4 March 2022 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,701,656,169 shares and a short position of 19,262,061 shares, representing 8.27% and 0.09%, respectively, of the ordinary shares in issue at that date.
–Ping An Asset Management Co., Ltd. gave notice on 25 September 2020 that on 23 September 2020 it had a long position of 1,655,479,531 in HSBC Holdings ordinary shares, representing 8.00% of the ordinary shares in issue at that date.

6	Dealings in HSBC Holdings listed securities
HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited (‘HKEx’). Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, or in relation to the HSBC Holdings ordinary share buy-back, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2023.

144	HSBC Holdings plc

7	Second interim dividend for 2023
On 1 August 2023, the Directors approved a second interim dividend in respect of the financial year ending 31 December 2023 of $0.10 per ordinary share, a distribution of approximately $1.974bn. The dividend will be payable on 21 September 2023 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 11 August 2023.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 11 September 2023. Particulars of these arrangements will be sent to shareholders on or about 18 August 2023 and changes to currency elections must be received by 7 September 2023. The ordinary shares in London, Hong Kong and Bermuda, and American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 10 August 2023.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 21 September 2023 to holders of record on 11 August 2023. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 1 September 2023.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 11 August 2023 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 11 August 2023. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 10 August 2023.
Transfer of ADSs must be lodged with the depositary by 11.00am on 11 August 2023 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

8	Dividend on preference share
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2023 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 September 2023 to holders of record on 31 August 2023.

9	Proposed interim dividends for 2023
As previously communicated, given our current returns trajectory, we have established a dividend payout ratio of 50% of reported earnings per share for 2023 and 2024, excluding material significant items (including the planned sale of our retail banking operations in France and the agreed sale of our banking business in Canada). The Group has reverted to a policy of paying quarterly dividends from the first quarter of 2023. The dividend policy has the flexibility to adjust reported earnings per ordinary share (‘EPS‘) for material significant items such as goodwill or intangibles impairments and may be supplemented from time to time by buy-backs or special dividends, should the Group find itself in an excess capital position absent compelling investment opportunities to deploy that excess.
Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of US dollars, pounds sterling or Hong Kong dollars.

10	Earnings release
An earnings release for the three-month period ending 30 September 2023 is expected to be issued on 30 October 2023.

11	Final results
The results for the year to 31 December 2023 are expected to be announced on 21 February 2024.

12	Corporate governance
We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2023, we complied with the applicable provisions of the UK Corporate Governance Code, and also the requirements of the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.
Under the Hong Kong Code, the Group Audit Committee should be responsible for the oversight of all risk management and internal control systems, unless expressly addressed by a separate risk committee. Our Group Risk Committee is responsible for oversight of internal control, other than internal financial controls, and risk management systems.
The Board has codified obligations for transactions in Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.
Following specific enquiries all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.
There have been no material changes to the information disclosed in the Annual Report and Accounts 2022 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 33 of the Interim Report 2023.

HSBC Holdings plc	145

Additional information

13	Changes in Directors’ details
Changes in current Directors’ details since the date of the Annual Report and Accounts 2022, which are required to be disclosed pursuant to Rule 13.51(2) and Rule 13.51B(1) of the Hong Kong Listing Rules, are set out below.
Georges Elhedery
Appointed to the Board on 1 January 2023.
James Anthony Forese
Appointed Chair of the Group Risk Committee and to the Group Audit Committee on 5 May 2023. He also stepped down from the Group Remuneration Committee.
Kalpana Morparia
Appointed to the Board, Group Risk Committee and Nomination & Corporate Governance Committee on 1 March 2023.
Eileen K Murray
Appointed to the Group Remuneration Committee on 5 May 2023.
Jackson Tai
Retired from the Board, Group Risk Committee, Nomination & Corporate Governance Committee and Group Audit Committee on 5 May 2023.

14	Going concern basis
As mentioned in Note 1 ‘Basis of preparation and material accounting policies’ on page 113, the financial statements are prepared on a going concern basis as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include high interest and inflationary stress scenarios that reflect the intensification of ongoing global energy supply issues, the impact of the Russia-Ukraine war, structural changes from the Covid-19 pandemic, and ongoing vulnerabilities in China, as well as the potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.
In particular, HSBC’s principal activities, business and operating models, strategic direction, and top and emerging risks are addressed in the Overview section. A financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Interim management report’ section. HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the ‘Risk review’ section of the Annual Report and Accounts 2022. HSBC’s approach to capital management and allocation is described in the ‘Treasury risk’ section of the Annual Report and Accounts 2022.

15	Telephone and online share dealing service
For shareholders on the Principal Register who are resident in the UK, with a UK postal address, and who hold an HSBC Bank plc personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings plc ordinary shares. Details are available from: HSBC InvestDirect, Forum 1, Parkway, Whiteley PO15 7PA; or UK telephone: +44 (0) 3456 080848, or from an overseas telephone: +44 (0) 1226 261090; or website: www.hsbc.co.uk/investments/products-and-services/invest-direct.

16	Stock symbols
HSBC Holdings plc ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HSBC
Bermuda Stock Exchange	HSBC.BH

17	Copies of the Interim Report 2023 and shareholder enquiries and communications
Further copies of the Interim Report 2023 may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2023 may also be downloaded from the HSBC website, www.hsbc.com.
Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC’s website. To receive notifications of the availability of a corporate communication on HSBC’s website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of any future dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrar at the address given below. Printed copies will be provided without charge.
Any enquiries relating to your shareholdings on the share register (for example transfers of shares, change of name or address, lost share certificates or dividend cheques) should be sent to the Registrar at the address given below. The Registrars offer an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

146	HSBC Holdings plc Interim Report 2023

Principal Register	Hong Kong Overseas Branch Register	Bermuda Overseas Branch Register
Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong	Investor Relations Team HSBC Bank Bermuda Limited 37 Front Street Hamilton HM 11 Bermuda
Telephone: +44 (0) 370 702 0137 Email: web.queries@computershare.co.uk Web: www.investorcentre.co.uk/contactus	Telephone: +852 2862 8555 Email: hsbc.ecom@computershare.com.hk Web: www.investorcentre.com/hk	Email: hbbm.shareholder.services@hsbc.bm Web: www.investorcentre.com/bm
Any enquiries relating to ADSs should be sent to the depositary at:

The Bank of New York Mellon Shareowner Services P.O. Box 43006 Providence RI 02940-3078 USA	Telephone (US): +1 877 283 5786 Telephone (international): +1 201 680 6825 Email: shrrelations@cpushareownerservices.com Web: www.mybnymdr.com

A Chinese translation of this and future documents may be obtained on request from the Registrar. Please also contact the Registrar if you have received a Chinese translation of this document and do not wish to receive such translations in future.
Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrar. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.
本中期業績報告及日後的相關文件均備有中譯本，如有需要，請向適當的股份登記處索取。股東如收到本報告的中譯本，但不希望再收取此等中譯本，亦請聯絡股份登記處。

HSBC Holdings plc Interim Report 2023	147

Additional information

Abbreviations

Currencies
£	British pound sterling
CA$	Canadian dollar
€	Euro
HK$	Hong Kong dollar
RMB	Chinese renminbi
SGD	Singapore dollar
$	United States dollar
Abbreviation
1H22	First half of 2022
1H23	First half of 2023
1Q22	First quarter of 2022
1Q23	First quarter of 2023
2H22	Second half of 2022
2Q22	Second quarter of 2022
2Q23	Second quarter of 2023
4Q22	Fourth quarter of 2022
A
ABS	Asset-backed security
ADS	American Depositary Share
AI	Artificial intelligence
AIEA	Average interest-earning assets
ALCO	Asset and Liability Management Committee
ANP	Annualised new business premiums
ASEAN	Association of Southeast Asian Nations
AT1	Additional tier 1
B
Basel	Basel Committee on Banking Supervision
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BoE	Bank of England
Bps	Basis points. One basis point is equal to one hundredth of a percentage point
C
CAPM	Capital asset pricing model
CDOR	Canadian dollar offered rate
CEA	Commodity Exchange Act (US)
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CMC	Capital maintenance charge
CODM	Chief Operating Decision Maker
COFINS	Contribution for the Financing of Social Security, a Brazilian federal corporation tax
CRD IV	Capital Requirements Regulation and Directive
CRR	Customer risk rating
CRR II	Revised Capital Requirements Regulation and Directive, as implemented
CSM	Contractual service margin
D
DPD	Days past due
DPF	Discretionary participation feature of insurance and investment contracts
DVA	Debit valuation adjustment
E
EBA	European Banking Authority
EC	European Commission
ECB	European Central Bank
ECL	Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in IFRS 9 are applied.
EEA	European Economic Area
Eonia	Euro Overnight Index Average

EPS	Earnings per ordinary share
ESG	Environmental, social and governance
EU	European Union
Euribor	Euro interbank offered rate
EVE	Economic value of equity
F
FCA	Financial Conduct Authority (UK)
FRB	Federal Reserve Board (US)
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
FX	Foreign exchange
G
GAAP	Generally accepted accounting principles
GBM	Global Banking and Markets, a global business
GDP	Gross domestic product
GEC	Group Executive Committee
GPS	Global Payments Solutions, the business formerly known as Global Liquidity and Cash Management
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
H
HIBOR	Hong Kong interbank offered rate
HKEx	The Stock Exchange of Hong Kong Limited
HKMA	Hong Kong Monetary Authority
Holdings ALCO	HSBC Holdings Asset and Liability Management Committee
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HQLA	High-quality liquid assets
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Canada	The sub-group, HSBC Bank Canada, HSBC Trust Company Canada, HSBC Mortgage Corporation Canada and HSBC Securities Canada, consolidated for liquidity purposes
HSBC Continental Europe	HSBC Continental Europe
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
HSSL	HSBC Securities Services (Luxembourg)
I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
Ibor	Interbank offered rate
ICAAP	Internal capital adequacy assessment process
IFRSs	International Financial Reporting Standards
ILAAP	Internal liquidity adequacy assessment process
J
JV	Joint venture
L
LCR	Liquidity coverage ratio
Libor	London interbank offered rate
LTI	Long-term incentive
LTV	Loan to value
M
M&A	Mergers and acquisitions
Mainland China	People’s Republic of China excluding Hong Kong and Macau
MENAT	Middle East, North Africa and Türkiye
MREL	Minimum requirement for own funds and eligible liabilities
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets

148	HSBC Holdings plc Interim Report 2023

N
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NII	Net interest income
NIM	Net interest margin
NSFR	Net stable funding ratio
O
OCI	Other comprehensive income
OECD	Organisation of Economic Co-operation and Development
OTC	Over-the-counter
P
PCAF	Partnership for Carbon Accounting Financials
PD	Probability of default
PIS	Contibution to the Social Integration Programme, a Brazilian federal corporation tax
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
Premier	HSBC Premier, HSBC’s premium personal global banking service
PVIF	Present value of in-force long-term insurance business and long-term investment contracts with DPF
PwC	The member firms of the PwC network, including PricewaterhouseCoopers LLP
R
RFR	Risk-free rate
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWA	Risk-weighted asset
S
SAB	Saudi Awwal Bank
SEC	Securities and Exchange Commission (US)
ServCo group	Separately incorporated group of service companies established in response to UK ring-fencing requirements
Sibor	Singapore interbank offered rate
SME	Small and medium-sized enterprise
SOFR	Secured Overnight Financing Rate
SVB UK	Silicon Valley Bank UK Limited, now HSBC Innovation Bank Limited
T
TNFD	Taskforce on Nature-related Financial Disclosures
U
UAE	United Arab Emirates
UK	United Kingdom
UN	United Nations
US	United States of America
V
VaR	Value at risk
VIU	Value in use
W
WPB	Wealth and Personal Banking, a global business

This document comprises the Interim Report 2023 and information herein has been filed on Form 6-K with the US Securities and Exchange Commission for HSBC Holdings plc and its subsidiary and associated undertakings.
HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
© Copyright HSBC Holdings plc 2023
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.
Published by Global Finance, HSBC Holdings plc, London
Designed by Superunion, London (cover and ‘Overview’ section) and by Global Finance, HSBC Holdings plc, London (rest of the Interim Report 2023)

HSBC Holdings plc Interim Report 2023	149

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ Georges Elhedery
Name:Georges Elhedery
Title: Group Chief Financial Officer

Dated: August 1, 2023